Form 10-K, Exhibit 13
period 1993-12-31
CENTRAL HUDSON GAS & ELECTRIC CORP
filed 1994-03-29
CIK 18647

                                                       EXHIBIT 13

                             FINANCIAL HIGHLIGHTS


Earnings Per Share: (Page 11)

     Earnings per share of common stock were $2.68 in 1993, an increase of 3 cents, or 1% from 1992.


Dividends Per Share: (Page 29)

     The quarterly dividend rate was increased to $.515 per share, effective August 1, 1993. This represented an increase of 3% over the previous quarterly rate of $.50 per share. Dividends paid to shareholders in 1993 were $2.03 per share as compared to $1.96 per share in 1992. No portion of the 1993 dividend constitutes a return of capital.

Economy:

     While the Company continued to feel the effects of the reduction in employment by IBM in early 1993, the local economy has begun to rebound. The local unemployment rates are now below the New York State average and approximately equal to the National average. The Company's economic development efforts coupled with the State and local efforts helped to attract some new manufacturing companies throughout the region. It is hoped that this trend will continue through 1994.

Electric Sales: (Page 16)

     Sales of electricity within the Company's service territory decreased 3% in 1993. Sales of electricity to residential customers increased 3% due to the combined effect of a 2% increase in usage per customer and a 1% increase in the number of customers. Commercial sales increased 4% resulting from the combined effect of a 2% increase in usage per customer and a 2% increase in the number of customers. Electric sales to industrial customers decreased 13% due primarily to a 20% decline in usage by IBM.

Gas Sales: (Page 16)

     Firm sales of natural gas increased 2% in 1993. Sales of gas to residential customers increased 1% due to the net effect of a 2% increase in the number of customers and a 1% decrease in usage per customer. Sales to commercial customers increased 3% resulting from the net effect of a 4% increase in the number of customers and a 1% decrease in usage per customer. Firm gas sales to industrial customers remained stable compared to 1992.

                                   -1-
Rate Proceeding - Electric: (Page 9)

     By Order Adopting Revenue Requirement and Rate Design (Order), issued and effective December 16, 1993, the Public Service Commission of the State of New York (PSC) permitted the Company to increase its electric base rates by $5.133 million (or approximately 1.3% on an annual basis), based on a 10.6% return on common equity, an 8.5% return on total invested capital, a resultant cash coverage of total interest charges during the Rate Year of 3.17 times, a recognized revenue requirement deficiency of $14.330 million and the use of $6 million (after-tax) of Mirror CWIP as a rate moderator, which reduced such deficiency to the $5.133 million authorized increase. The Order also directed that such rates be designed to produce such revenues for the period November 22, 1993 through November 21, 1994.

Rate Proceeding - Gas: (Page 10)

     By said Order, the PSC authorized no increase in the Company's base gas rates. The Order in effect recognized a $1.237 million revenue requirement deficiency, but eliminates it by applying $537,000 of previously retained profits from sales of gas to interruptible customers as a rate moderator, and by imputing an increase of $700,000 net revenues from interruptible gas sales of the Company. The Order also bases such revenue requirement on a 10.6% return on common equity.

Common Stock: (Note 5)

     Issuances under a 700,000 share stock offering, the Dividend Reinvestment Plan and Customer Stock Purchase Plan increased the number of common shares outstanding to 16,953,147. At
December 31, 1993 a share of common stock was selling at $30.375 while the book value per share was $24.65. At December 31, 1993 the Company's shares were held approximately 38% by individuals registered with the Registrar and Transfer Agent, 10% by institutional investors and 52% in "street name."

Financing Program: (Notes 5 & 6)

     In 1993, the Company optionally redeemed two series of First Mortgage Bonds, totaling $40 million and two series of preferred stock totaling $34.2 million. These securities were refunded with similar securities of similar maturity bearing lower interest rates or dividend rates. In March 1993, the Company issued 700,000 additional shares of common stock, through a public offering, and issued 224,578 shares of common stock in 1993 through the Company's Automatic Dividend Reinvestment and Customer Stock Purchase Plans realizing net proceeds of $30.1 million to fund working capital requirements and reduce outstanding short-term debt.

                                   -2-

Taxes: (Page 23)

     In 1993, the Company incurred $94.2 million for operating taxes levied by federal, state and local governments.

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA*
(Thousands of Dollars)
                                                       1993           1992           1991          1990            1989
Operating Revenues
  Electric..............................           $  422,925     $  427,436     $  424,121     $  433,859      $  403,235
  Gas...................................               94,448         96,121         70,615         69,749          66,767
    Total...............................              517,373        523,557        494,736        503,608         470,002

Operating Expenses
  Operations............................              274,477        283,787        267,339        279,602         263,104
  Maintenance...........................               34,486         34,226         31,504         30,364          23,939
  Depreciation and amortization.........               39,682         39,596         37,230         36,134          35,344
  Operating taxes.......................               65,564         66,339         60,554         57,234          51,240
  Federal and deferred income tax.......               28,603         25,111         22,613         22,456          19,828
    Total...............................              442,812        449,059        419,240        425,790         393,455

Operating Income........................               74,561         74,498         75,496         77,818          76,547
Other Income and Deductions
  Allowance for equity funds
   used during construction.............                  934            596            921            785             463
  Federal and deferred income tax.......                1,445            748          1,252          2,082             910
  Other - net...........................                5,167          4,427            854          1,505           3,419
    Total...............................                7,546          5,771          3,027          4,372           4,792

Income before Interest Charges..........               82,107         80,269         78,523         82,190          81,339
Interest Charges........................               31,717         32,581         35,582         41,155          42,222

Net Income..............................               50,390         47,688         42,941         41,035          39,117
Dividends on Preferred Stock............                5,562          5,544          5,659          5,681           5,698
Income Available for Common Stock.......               44,828         42,144         37,282         35,354          33,419
Dividends Declared on Common Stock......               34,497         31,545         29,800         27,067          25,825
Amount Retained in the Business.........               10,331         10,599          7,482          8,287           7,594
Retained Earnings - beginning of year...               58,692         48,093         40,611         32,324          24,730
Retained Earnings - end of year.........           $   69,023     $   58,692     $   48,093     $   40,611      $   32,324

                                                                  -4-
/TABLE

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA* (CON'T)
(Thousands of Dollars)

                                                       1993            1992           1991           1990            1989
Common Stock
  Average shares outstanding (000s)......             16,725          15,901         15,530         14,850          14,657
  Earnings per share on
   average shares outstanding............             $2.68            $2.65          $2.40          $2.38           $2.28
  Dividends declared per share...........             $2.045           $1.98          $1.90          $1.82           $1.76
  Book value per share (at year-end).....            $24.65           $23.60         $22.84         $22.31          $21.76

Total Assets.............................          $1,328,235     $1,211,276     $1,184,548     $1,134,503      $1,113,430
Long-term Debt...........................             391,810        441,096        416,030        407,638         447,440
Cumulative Preferred Stock...............              81,030         81,030         81,030         81,030          81,030
Common Equity............................             417,846        378,214        360,203        333,587         320,709





* This summary should be read in conjunction with the consolidated financial statements and notes thereto included in the "Financial Section" of this Annual Report.










                                                                  -5-

/PAGE

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL RESOURCES AND LIQUIDITY

CONSTRUCTION PROGRAM

     As shown in the Consolidated Statement of Cash Flows, the cash expenditures related to the Company's construction program amounted to $53.1 million in 1993, an $8.0 million decrease from the $61.1 million expended in 1992. As shown in the table below, cash construction expenditures for 1994 are estimated to be $82.1 million, an increase of $29.0 million over 1993 expenditures. Internal sources funded 100% of the 1993 cash construction expenditures and are presently estimated to fund approximately 71% of the forecasted expenditures for 1994.

     Estimates of construction expenditures, internal funds, mandatory redemption of long-term securities, and working capital requirements for the five-year period 1994-1998 are set forth by year in the following table:
                                                                                                                  Total
                                                   1994        1995         1996        1997          1998      1994-1998
                                                                          (Thousands of Dollars)
Construction Expenditures *:
  Electric............................           $48,900     $40,100      $38,400     $45,300       $43,600     $216,300
  Gas.................................            11,400       8,500        8,600       8,400         8,500       45,400
  Common..............................            11,600      10,200       10,600      10,700        11,100       54,200
  Roseton buy-back **.................             7,300       7,100        7,000       6,800         6,600       34,800
  Nuclear fuel........................             2,900         100        5,000       3,700         1,300       13,000
      Total...........................            82,100      66,000       69,600      74,900        71,100      363,700

Internal Funds Available:
  Depreciation accruals...............            41,400      43,200       44,600      46,000        47,600      222,800
  Deferred income tax - net...........            10,600      11,300       11,200       2,700         2,300       38,100
  Other...............................             5,900       5,600        6,000       7,500         7,200       32,200
      Total...........................            57,900      60,100       61,800      56,200        57,100      293,100

Excess of Construction
 Expenditures over Internal Funds.....            24,200       5,900        7,800      18,700        14,000       70,600

Mandatory Redemption of Long-term
 Securities:
 Long-term debt.......................            50,100       2,600          -           100           100       52,900

Working Capital Requirements..........            14,600      10,000       10,000      10,000        10,000       54,600

Total Cash Requirements...............           $88,900     $18,500      $17,800     $28,800       $24,100     $178,100


*   Excluding the equity portion of Allowance for Funds used During Construction (AFDC), a noncash item.

**  Described in Note 9 of the Notes to Consolidated Financial Statements (Notes), under the subcaption "Roseton Plant."

                                                                      -7-
/TABLE

     Estimates of construction expenditures are subject to continuous review and adjustment, and actual expenditures may vary from such estimates. The depreciation accrual for the Nine Mile 2 Plant (as described in Note 2 of the Notes), is based on the remaining life method. The assumed amortization rate for the Danskammer Plant coal reconversion investment is 5%. The deferred income tax projections are based on current federal income tax law.
     Included in the construction expenditures are expenditures which are required to comply with the Clean Air Act Amendments of 1990. The Company estimates such required expenditures will cost approximately $14 million. A discussion of the Clean Air Act Amendments is included in Note 9 of the Notes.
     As shown in the table above, it is presently estimated that funds available from internal sources will finance 81% of the Company's cash construction expenditures for the five-year period 1994-1998. During this same five-year period, total external financing requirements are projected to amount to $178.1 million, of which $52.9 million is related to the redemption of long-term securities.

CAPITAL STRUCTURE

     In an effort to increase its common equity ratio and improve its bond rating, the Company issued, through a public sale, 600,000 additional shares of common stock in 1991. In March 1993, the Company accelerated the rate of increase in its common equity ratio through the public sale of 700,000 additional shares of common stock. One result of these recent increases in its common equity ratio has been a significant improvement in its interest coverage ratios, which have also been improved by the refinancing of debt at lower interest rates. As a result of the improving trend in the Company's financial indices, the Company received credit rating upgrades in 1991 and 1992 by Standard & Poor's Corporation, Moody's Investor Service and Duff & Phelps Inc., to the "A-" level, or equivalent, and by Fitch Investors Service to the "A" level, and thereby moved closer to its longer-term goal of attaining an "A" credit rating.

                                         Year-end Capital Structure
                                    1991             1992             1993
Long-term debt ..........           47.8%            48.3%            47.0%
Short-term debt .........            2.2              1.6              -
Preferred stock .........            9.2              8.8              8.6
Common equity ...........           40.8             41.3             44.4
                                   100.0%           100.0%           100.0%

FINANCING PROGRAM

     In 1993, the Company optionally redeemed two series of First Mortgage Bonds totaling $40 million and two series of preferred stock totaling $34.2 million. These securities were refunded with similar securities of similar maturity bearing lower interest rates or dividend rates. In March 1993, the Company issued 700,000 additional shares of common stock, through a public offering, and issued 224,578 shares of common stock in 1993 through its Automatic Dividend Reinvestment and Customer Stock Purchase Plans. These funds were used to reduce short-term debt outstanding and to fund working capital requirements.
     In 1994, the Company intends to refinance $50 million of maturing First Mortgage Bonds, and fund any external funding requirements related to its construction program and working capital requirements through its Automatic Dividend Reinvestment and Customer Stock Purchase Plans and by issuing a small amount of new debt securities. The Company continues to monitor the market for opportunities to refinance debt or preferred stock at lower cost.

SHORT-TERM DEBT AND SALE OF RECEIVABLES

     As more fully discussed in Note 4 of the Notes, the Company has a revolving credit agreement with four commercial banks for borrowing up to $50 million through December 14, 1997. In addition, the Company continues to maintain confirmed lines of credit totaling $2 million with three regional banks.
     As discussed in Note 8 of the Notes, the Company also has the ability to accelerate its cash flow by selling its accounts receivable from retail sales, when deemed desirable.


RATE PROCEEDING - ELECTRIC

     On November 12, 1992, the Company filed a request with the Public Service Commission of the State of New York (PSC) to increase its base rates for electric service to produce additional annual net revenues of $15.728 million based on projected operations during the rate year comprised of the period November 1, 1993 - October 31, 1994 (Rate Year).
     In its filing, the Company requested an 11.75% return on common equity and a 9.15% return on total invested capital.
     By Order Adopting Revenue Requirement and Rate Design (Order), issued and effective December 16, 1993, the PSC permitted the Company to increase its electric base rates by $5.133 million (or approximately 1.3% on an annual basis), based on a 10.6% return on common equity, an 8.5% return on total invested capital, a resultant cash coverage of total interest charges during the Rate Year of 3.17 times, a recognized revenue requirement deficiency of $14.330 million and the use of $6 million (after-tax) of Mirror CWIP as a rate moderator, which reduced such deficiency to the $5.133 million authorized increase. The Order also directed that such rates be designed to produce such revenues for the period November 22, 1993 through November 21, 1994.
     As a result of the application of Mirror CWIP under the Order, the balance of Mirror CWIP (available for utilization) on the Company's Consolidated Balance Sheet was reduced resulting from the application of: (1) $6.0 million of Mirror CWIP as a rate moderator, (2) $5.2 million of additional Mirror CWIP to offset deferred balance sheet items, and (3) $300,000 of Mirror CWIP to offset the revenues the Company would otherwise be entitled to collect for the period November 22, 1993 through December 20, 1993.
     In addition, the PSC directed the refund (through the Company's electric fuel cost adjustment clause) to ratepayers of $3.542 million during the 12 months beginning December 21, 1993. This refund represents the ratepayers' portion of the net proceeds received from litigation with respect to the construction of the Nine Mile 2 Plant.

RATE PROCEEDING - GAS

     On November 12, 1992, the Company filed a request with the PSC to increase its base rates for firm natural gas service to produce additional annual net revenues of $1.838 million based on projected operations during the Rate Year. This represented an overall increase in firm gas revenues of 2.52%.
     In its filing, the Company requested an 11.75% return on common equity and a 9.15% return on total invested capital.
     By the Order, the PSC authorized no increase in the Company's base gas rates. The Order in effect recognized a $1.237 million revenue requirement deficiency, but eliminated it by applying $537,000 of previously retained profits from sales of gas to interruptible customers as a rate moderator, and by imputing an increase of $700,000 net revenues from interruptible gas sales of the Company. The Order also based such revenue requirement on a 10.6% return on common equity.


OTHER DEVELOPMENTS

     Electric Sales to IBM: The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 14% of the Company's total electric revenues for the year ended December 31, 1993. Published reports indicate that IBM reduced its employment by 45,000 worldwide to 256,000 in 1993 from 301,000 in 1992. Such reports indicate that IBM has reduced its employment in the Company's service territory by up to 8,400 employees in 1993. Such reductions would bring the total number employed in the Company's service territory to approximately 13,100, as compared to the peak level of IBM employment in excess of 30,000 in 1985. During 1993, IBM phased out its semiconductor manufacturing operations at its East Fishkill, New York facility, which is in the Company's service territory. This downsizing of IBM has resulted in a decline of electric sales to IBM by 20% in 1993. The Company cannot assess at this time the effect, if any, of such IBM employment reductions on the Company's future results of operations.

     New Accounting Standards: The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106), in the first quarter of 1993. As discussed in Note 7 of the Notes, this new accounting standard did not have a material impact on the Company's results of operations.
     The Company adopted SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), in the first quarter of 1993. As discussed in
Note 3 of the Notes, this new accounting standard did not have a material impact on the Company's results of operations.
     In November 1992, the Financial Accounting Standards Board
(FASB) issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), which the Company will adopt in the first quarter of 1994. As discussed in Note 7 of the Notes, the adoption of SFAS 112 will not have a material impact on the Company's results of operations.
     In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which the Company will adopt in the first quarter of 1994. As discussed in Note 11 of the Notes, the adoption of SFAS 115 will not have a material impact on the Company's results of operations.

     Environmental Issues: On an ongoing basis, the Company assesses environmental issues which could impact the Company and its ratepayers. Notes 2 and 9 of the Notes discuss current environmental issues affecting the Company, including the Clean Air Act Amendments of 1990, which require control of emissions from fossil-fueled electric generating units.

RESULTS OF OPERATIONS

     The following discussion and analysis includes an explanation of significant changes in revenues and expenses during the years 1991, 1992 and 1993. Additional information relating to changes between these years is provided in the Notes on pages 40 through 72 of this Report.

EARNINGS

     Earnings per share of common stock are shown after provision for dividends on preferred stock and are computed on the basis of the average number of common shares outstanding during the year.

The number of common shares, the earnings per share, the
percentage change and the rate of return earned on average common equity are as follows:
                                                  1991    1992    1993

Average shares outstanding (000s)..      15,530  15,901  16,725
Earnings per share.................      $ 2.40  $ 2.65  $ 2.68
% increase over prior year.........          1%     10%      1%
Return earned on common equity
 per books*........................       10.6%   11.4%   11.1%

* Return on equity for regulatory purposes differs from these figures.


     The 1% increase in the 1991 earnings per share reflects the following favorable results: reduced interest charges resulting from the refinancing of high interest rate debt, increased electric base rates which became effective May 24, 1990 and favorably impacted the first half of 1991, and increased gas base rates which became effective July 8, 1991 and favorably impacted the second half of 1991. Also contributing to the increase were a reduction in the amount of fuel cost increases absorbed by the Company, an increase in the incentive provided to the Company for successful participation in its energy efficiency program and a marked improvement in the relationship between the actual cost of operating the Nine Mile 2 Plant and the amount provided for in the rate-making process. While actual costs exceeded those provided for in rates by $4.8 million in 1990, actual costs for 1991 were $520,000 less than those provided for in rates.
     These favorable variations were partially offset, however, by decreased gas sales, a slowdown in the rate of growth in electric sales, higher expenses related to tree-trimming work, increased payroll and related fringe benefits and higher property taxes.
     The 25-cent per share increase in the 1992 earnings versus 1991 earnings resulted primarily from increased firm gas sales, increased electric base rates which became effective April 15, 1992, and increased firm gas base rates which became effective July 8, 1991. In addition, lower interest charges resulting from the refinancing of high interest rate debt in 1992 and an increase in the amortization to income of Mirror CWIP as a rate moderator favorably impacted earnings in 1992. The one-time inclusion in income of 50% of the Nine Mile 2 Plant net litigation proceeds of $2.3 million, as more fully discussed in
Note 2 of the Notes, accounted for 10-cents of the increase in the 1992 per share earnings.
     These favorable variations were partially offset, however, by increased maintenance on the Company's fossil-fueled electric generating plant, increased payroll costs, an increase in operating reserve provisions, and higher depreciation expense.

     The 3-cent per share increase in 1993 earnings versus 1992 earnings includes the effect of one-time items on earnings per share in both 1992 and 1993. The effect of the one-time inclusion of the Nine Mile 2 Plant net litigation proceeds (which increased 1992 earnings by $.10 per share) was partially offset by the effect of a one-time gain from the sale of long-term investments (which increased 1993 earnings per share by $.03). Thus, excluding these two one-time items, income from operations increased $.10 per share in 1993 as compared to 1992. The increase in earnings from operations of $.10 per share is due primarily to higher electric base rates, an increase in the amortization to income of Mirror CWIP as a rate moderator, and lower interest charges on the Company's outstanding debt resulting from the additional refinancing of high interest rate debt in 1993.
     These increases were partially offset, however, by a decrease in industrial electric sales (primarily attributable to the operational cutbacks by IBM described above) and higher federal income taxes.

OPERATING REVENUES

     Total operating revenues decreased $8.9 million (2%) in 1991, increased $28.8 million
(6%) in 1992 and decreased $6.2 million (1%) in 1993.  As shown in the table below, the
1991 decrease in revenues was due primarily to decreased revenues collected pursuant to the electric fuel cost adjustment clause and decreased sales of electricity to other utilities, which were partially offset by higher electric base rates.  The 1992 increase in revenues was due primarily to increased sales of natural gas, higher electric and gas base rates, and higher gas costs included in revenues, which were partially offset by decreased revenues from sales of electricity to other utilities.  The 1993 decrease in revenues was due to a decrease in sales of natural gas, and a decrease in industrial electric sales which was partially offset by increases in electric residential and commercial sales.  Also contributing to the overall decrease in operating revenues in 1993 were a decrease in sales to other utilities, the net effect of an increase in electric fuel cost adjustments refunded to customers and an increase in amounts collected from customers through the gas cost adjustment clause.  Operating revenues were also affected in 1993 by higher electric base rates.
     Details of the revenue changes are as follows:

                                              Increase or (Decrease) from Prior Year
                                           1991                      1992                    1993
                                    Electric     Gas           Electric   Gas         Electric     Gas
                                                             (Thousands of Dollars)
Customer sales...............       $ 2,503     $(2,812)      $(1,515)   $16,957      $(5,818) $(5,146)
Sales to other utilities.....        (4,413)      -            (5,353)       -         (2,407)     -
Increase in base rates.......         5,811       1,157        11,455      3,618        7,605      -
Fuel cost changes
 reflected in base rates.....           -         2,499           -        6,850          -        -
Fuel cost adjustment.........       (11,123)     (2,015)       (2,774)    (2,518)      (4,202)   2,806
Deferred revenues............        (2,927)      2,293           770     (2,255)         322    1,628
Miscellaneous................           411        (256)          732      2,854          (11)    (961)
       Total.................       $(9,738)    $   866      $  3,315    $25,506      $(4,511) $(1,673)


                                                             -14-
/TABLE

     The Company's electric fuel cost adjustment clause provides for a partial sharing of fuel cost variations, pursuant to an incentive/penalty formula. The PSC requires a sharing between the customers and the Company of variations in actual fuel costs from the forecasted amounts which have been approved by the PSC for a specific twelve-month period, whereby the Company bears 20% of the first $10 million of variation and 10% of the second $10 million of variation. Any variations in excess of $20 million are credited or charged, as appropriate, in total to the customers. See subcaption "Deferred Electric Fuel Costs" of Note 1 of the Notes. The following table sets forth the variation in actual electric fuel costs from the targeted amounts approved by the PSC, the amount charged or credited to retail customers through the electric fuel cost adjustment clause, and the amount retained by the Company and recognized in the results of operations:

                                      1991          1992            1993
                                          (Thousands of Dollars)
Variation in actual electric
 fuel costs from targeted
 amounts....................          $852        $(1,067)        $1,345
Customer (charge) credit....           682           (854)         1,076
Income (expense) recognized
 by the Company.............          $170        $  (213)        $  269

     The Company's base rates for electricity include an imputed amount of net revenue (gross revenues less incremental costs, principally fuel) from sales of electricity to other utilities. The PSC requires an 80%/20% sharing between customers and the Company, respectively, of any variations from the imputed amount, either higher or lower. The Company reflects any credits or charges to its customers resulting from these provisions through the electric fuel cost adjustment clause.
     The following table sets forth the variation in actual net revenue realized from the amounts imputed, the amount charged or credited to retail customers through the electric fuel cost adjustment clause, and the amount of such net revenues retained by the Company and recognized in the results of operations:

                                      1991          1992          1993
                                          (Thousands of Dollars)
Variation in actual net
 revenue from imputed
 amounts....................         $(785)       $(3,118)        $889
Customer (charge) credit....          (628)        (2,494)         711
Income (expense) recognized
 by the Company.............         $(157)       $  (624)        $178

     Prior to November 22, 1993, the treatment established by the PSC regarding net revenues from interruptible gas sales was to impute in gas base rates an annual level of $1.2 million. Firm gas customers were to receive 100% of any net revenues between $1.2 million and $1.8 million, and any net revenues in excess of $1.8 million were to be shared 80%/20% between the Company's firm gas customers and the Company, respectively.
     Pursuant to the Order, the PSC changed said treatment regarding net revenues from interruptible gas sales. First, the PSC assumed that prior interruptible customers would convert to firm transportation service. Second, the PSC increased the level of such net revenues imputed in gas base rates from $1.2 million to $1.9 million. Finally, the incentive sharing mechanism was changed from 80%/20% between the Company's gas customers and the Company to 90%/10%. This mechanism will apply to all net revenues above $1.9 million received between November 22, 1993 and November 21, 1994 from the Company's ten largest firm transportation customers, and all net revenues received between November 22, 1993 and November 21, 1994 from all other interruptible sales and transportation customers, interdepartmental sales, and other firm transportation customers.
     The following table sets forth the actual net revenue from interruptible gas sales, the amount credited to firm gas customers, and the amount of such net revenues retained by the Company and recognized in the results of operations:

                                       1991         1992          1993
                                          (Thousands of Dollars)
Actual net revenue from
 interruptible gas sales....         $3,028        $4,515     $3,278
Customer credit.............          1,550         2,771      1,725
Income recognized by the
 Company....................         $1,478        $1,744     $1,553

SALES

      Sales of electricity within the Company's service territory increased .7% in 1991, decreased 2.0% in 1992, and decreased 2.8% in 1993. The decline in the growth rate in 1991 and the decrease in sales in 1992 primarily reflected the effect of a general slowdown in the region's economy. The decrease in 1993 largely reflected a decline in usage by IBM. Firm sales of natural gas, excluding sales to the Company's electric department, decreased 2.3% in 1991, increased 11.3% in 1992 and increased 1.9% in 1993. The 1991 decrease resulted primarily from the unusually warm weather which occurred in the winter periods and the transfer of a large industrial customer from firm service to interruptible service. The increase in 1992 was due primarily to the much colder weather experienced in 1992 as heating degree days increased 14%. The 1993 increase was largely attributable to an increase in the number of residential and commercial customers.

Heating degree days increased 1% in 1993.  Changes in sales by major customer classification are set forth below (parentheses denote decrease):
                                                    Electric%
                                             1991      1992      1993

Residential.........................           -         -         3
Commercial..........................           1         -         4
Industrial..........................           1        (6)      (13)

                                                      Gas%
                                             1991      1992      1993

Residential.........................          (4)       14         1
Commercial..........................           2        14         3
Industrial..........................         (10)      (19)        -


     Residential electric sales: Residential electric sales are primarily affected by the growth in the number of customers and the change in kwh. usage per customer. Customer usage is also sensitive to weather. Changes in these components are set forth in the table below (parentheses denote decrease):

                                                       Residential Sales %
                                                      1991      1992     1993
Growth in number of customers...............            1         1        1
Change in average usage
 per customer...............................            -        (1)       2


      The usage per customer remained stable in 1991, as warmer weather experienced during the winter heating season was offset by the hotter weather experienced during the summer air conditioning months. In 1992, usage per customer decreased due to cooler weather experienced during the summer air conditioning months. Residential cooling degree days decreased 77% in 1992. In 1993, the increased usage per customer was largely attributable to hotter summer weather as cooling degree days increased 280%.

      Commercial electric sales:  Commercial electric sales
increased 1% in 1991.  In 1992, commercial sales remained stable and in 1993 commercial sales increased 4%.  The components of these changes are set forth in the table below (parentheses
denote decrease):
                                                      Commercial Sales %
                                                      1991    1992   1993

Growth in number of customers...............            2       2        2
Change in average usage
 per customer...............................           (1)     (2)     2

      Industrial electric sales: The increase in industrial electric sales of 1% in 1991 was due primarily to increased usage by existing customers. In 1992, industrial electric sales decreased 6% due to decreased usage by existing customers, including IBM. In 1993, industrial electric sales decreased by 13%, due primarily to a 20% decline in usage by IBM.
      Gas sales - firm: The following tables set forth customer growth, changes in customer usage and heating degree days for the residential and commercial classifications. Although the changes in residential gas sales are primarily weather related, the growth in the number of customers has remained a positive factor. Commercial gas sales are also weather sensitive.


                                                Residential Sales  %
                                                1991     1992     1993
Growth in number of customers....                 1        1        2
Change in average usage per
 customer........................                (5)      13       (1)
Change in heating degree days:
 Bimonthly billing cycle.........                (6)      14        1
 Calendar year...................                 3       14        -

                                                Commercial Sales  %
                                                1991     1992    1993
Growth in number of customers....                 5        3       4
Change in average usage per
 customer........................                (3)      11      (1)
Change in heating degree days:
 Bimonthly billing cycle.........                (6)      14       1
 Calendar year...................                 3       14       -


      Firm gas sales to industrial customers decreased 10% in 1991 and 19% in 1992 primarily from decreased sales to existing customers and the shift of a container manufacturing company located within the Company's service territory to interruptible and transportation gas service. Firm gas sales to industrial customers remained stable in 1993.

      Gas sales - interruptible: Interruptible gas sales decreased 20% in 1991, increased 192% in 1992 and decreased 37% in 1993. The 1991 decrease in interruptible gas sales is attributable primarily to a decrease in customer usage and a shift of several customers from interruptible sales service to interruptible transportation service. Transportation service permits large volume users of natural gas to purchase gas directly from producers and wholesalers, and transport the gas through the Company's distribution system. Net revenues from transportation service are approximately equal to those net revenues from the customers who shifted from interruptible service. The 1992 increase was due primarily to the sale of natural gas to the other cotenants of the Roseton Electric Generating Station (Roseton Plant) for use as a boiler fuel as well as the shift of several customers to interruptible sales service from interruptible transportation service. The 1993 decrease was due to a reduction in the amount of natural gas sold to the other cotenants for use as a boiler fuel at the Roseton Plant which was a result of lower costs of alternate fuels. In addition, Unit 2 of the Roseton Plant was severely damaged by a fire in March 1993 and was not returned to service until December 1993.

NUCLEAR OPERATIONS

      Since 1990, there has been improvement in the relationship between the actual cost of operating the Nine Mile 2 Plant and the amount provided for in the rate-making process. In 1993, the relationship between the actual cost of operation and the amount provided for in the rate-making process continued to show improvement, providing a positive impact on 1993 earnings.
      The Company has continued to participate actively on the management, operations and accounting committees for the Nine Mile 2 Plant and also the finance committee dealing with regulatory and budgeting issues in an effort to produce better forecasts and control costs.

OPERATING EXPENSES

Changes in operating expenses from the prior year are set forth below:
                                            Increase or (Decrease) from Prior Year

                                               1991                1992                1993
                                         Amount      %         Amount     %       Amount        %

                                                        (Thousands of Dollars)
Operating Expenses:
  Fuel and purchased
   electricity.................        $(15,511)   (9.9)     $(7,683)   (5.5)   $(10,555)     (7.9)
  Purchased natural gas........             979     2.5       15,199    38.1      (1,166)     (2.1)
  Other expenses of operation..           4,852     6.6        6,347     8.1       1,794       2.1
  Maintenance..................           2,138     8.1        2,916    10.2           6        -
  Nine Mile 2 Plant operation
   and maintenance.............          (3,581)  (23.7)       2,391    20.8         871       6.3
  Depreciation and amortization           1,096     3.0        2,366     6.4          86       0.2
  Taxes, other than income tax.           3,320     5.8        5,785     9.6        (775)     (1.2)
  Federal income tax...........             157     0.7        2,498    11.0       3,492      13.9
       Total...................        $ (6,550)   (1.5)     $29,819     7.1    $ (6,247)     (1.4)











                                                      -20-

/TABLE

     The most significant elements of cost are fuel and purchased electricity in the Company's electric department and purchased natural gas in the Company's gas department. Approximately 33% in 1991, 31% in 1992 and 29% in 1993 of every revenue dollar billed in the Company's electric department was expended for the combined cost of fuel used in electric generation and purchased electricity. The corresponding figures in the Company's gas department for the cost of purchased gas were 56%, 57% and 57%, respectively. As discussed in Note 9 of the Notes, contracts that the Company has in place for a majority of its gas supply will expire in 1994 and will be replaced with competively bid contracts with third-party gas suppliers.
     In 1991, the combined cost of fuel used in electric generation and purchased electricity decreased $15.5 million (10%), resulting primarily from lower fuel prices. In 1992 and 1993, the combined cost of fuel used in electric generation and purchased electricity decreased $7.7 million (6%) and $10.6 million (8%), respectively, resulting primarily from decreased sales of electricity.
     The following table shows the average fuel cost per kWh. for the Company's three major generating plants during the last five years:
                     Average Cost (/kWh.)

                                                       Nine Mile
              Danskammer Plant     Roseton Plant         2 Plant
1989               2.27               2.56                 1.17
1990               2.36               2.94                 1.21
1991               2.25               2.43                  .64 *
1992               2.01               2.64                  .60
1993               1.95               2.67                  .57

* The 1991 decrease in the average cost per kWh. for the Nine Mile 2 Plant was primarily a result of the 1991 revaluation of the Plant's remaining MBTUs in the initial load, as well as lower costs associated with the Plant's first reload which occurred in January 1991.

     In an effort to keep the cost of electricity at the lowest reasonable level, the Company purchases energy from other member companies of the New York Power Pool, whenever such energy can be purchased at a unit cost lower than the incremental cost of generating the energy in the Company's plants.
     The amount of natural gas purchased, excluding gas burned as boiler fuel at the Danskammer Plant and the Company's share of gas burned as a boiler fuel at the Roseton Plant, and the cost per Mcf. during the last five years are set forth in the following table:

                                   Amount of Gas
          Year                     Purchased - Mcf.              $/Mcf.
          1989                     12,402,848                     3.22
          1990                     11,813,255                     3.37
          1991                     11,640,289                     3.50
          1992                     16,831,406                     3.59
          1993                     14,968,805                     3.79

     The large increase in gas purchased in 1992 was due primarily to the increased sales of natural gas to residential and commercial customers and the sale of natural gas to the other cotenant owners of the Roseton Plant for use as a boiler fuel beginning in February 1992. The decrease in gas purchased in 1993 was due primarily to a reduction in gas sold to the other cotenant owners for use as a boiler fuel at the Roseton Plant.
      Under FERC Order 636, local distribution companies, such as the Company, are permitted to offer unused firm transportation service to others for a fee; this is known as capacity brokering. This new option gives the Company an opportunity to defray some or all of the monthly fixed charges when firm transportation is not fully utilized. The primary benefit of this program is a reduction of costs billed to the Company's firm gas customers.
     In an effort to keep the cost of purchased gas at the lowest reasonable level, the Company brokered excess capacity outside of its service territory during November and December 1993.
     The Company has filed with the PSC a capacity brokering program for its service territory, which is expected to be approved in early 1994.
     The $4.9 million (7%) increase in other expenses of operation in 1991 was due primarily to higher employee wages and related fringe benefits, an increase in major storm costs, an increase in gas department legal expenses and increased operating expenses related to the New York Power Pool. The $6.3 million (8%) increase in other expenses of operation in 1992 was due primarily to higher employee wages, increased costs associated with the Company's energy efficiency programs, increased electric and gas facilities charges, and an increase in the reserve provisions for injuries and damages and uncollectible customer accounts. The 1993 increase of $1.8 million (2%) in other expenses of operation was a result of increased costs associated with the Company's energy efficiency programs and higher employee wages.
     Maintenance expenses increased $2.1 million (8%) in 1991 due primarily to increases in steam production maintenance expenses and tree-trimming costs. The increase in steam production maintenance expense of $900,000 was due primarily to increased costs for routine maintenance of the Danskammer Plant generating units and the costs for a major overhaul of Unit 1 of the Danskammer Plant. The 1991 increase was also attributable to a major overhaul of Unit 2 of the Roseton Plant which began in October 1991. The increased tree-trimming expenses of $1.3 million resulted from the intensified program instituted by the Company in the Spring of 1990 whereby the trimming cycle for all electric distribution lines was reduced from four years to three years. Maintenance expenses increased $2.9 million (10%) in 1992 due primarily to increased costs for a major overhaul of Unit 2 at the Danskammer Plant which began in January 1992. Increased maintenance costs related to Unit 4 at the Danskammer Plant in 1992 were offset by a reduction in maintenance costs related to Unit 1 at the Danskammer Plant. Maintenance costs for 1993 remained flat compared to 1992 maintenance costs.
     The Company's portion of operating expenses, taxes and depreciation pertaining to the operation of the Nine Mile 2 Plant are included in the Company's financial results. In 1991, 1992 and 1993, the amounts provided for in rates exceeded operation and maintenance expenses for the Nine Mile 2 Plant by $520,000, $19,000 and $124,000, respectively.
     The Company's total provision for depreciation amounted to 3.23% in 1991, 3.29% in 1992 and 3.17% in 1993 of the original cost of average depreciable property. The ratio of the amount of accumulated depreciation to the cost of depreciable property at December 31 was 30.9% in 1991, 31.4% in 1992 and 32.8% in 1993.
     State and local taxes levied on gross revenues increased in 1991 and 1992 by $1.4 million and $4.9 million, respectively, and decreased $1.8 million in 1993. In 1991, the revenue taxes were impacted by an increase in the New York State Gross Receipt Tax Rate from 3.0% to 3.5%. In 1992, the revenue taxes increase was due to the increase in the New York State Gross Receipt Tax Rate as well as the increase in revenues in 1992. The 1993 decrease was due primarily to the inclusion in 1992 cost of a retroactive New York State Gross Receipt Tax, which increased 1992 costs by $1.2 million.
     Property taxes, including school taxes, increased $1.4 million, $405,000 and $891,000 in 1991, 1992 and 1993, respectively. Commercial operations of the Nine Mile 2 Plant accounted for $396,000, $259,000 and $90,000, respectively, of such increases. These two categories of taxes accounted for a substantial portion of the total changes in operating taxes.
     With the enactment in August 1993 of the Omnibus Budget Reconciliation Act of 1993 (OBRA), the corporate federal income tax rate increased from 34% to 35%, effective January 1, 1993. The PSC authorized deferral of the resultant increase in the corporate federal income tax rate until such costs are collected from customers through rates.
     See Note 3 of the Notes for an additional analysis and reconciliation of the federal income tax.






OTHER INCOME AND INTEREST CHARGES

     Details of the AFDC are set forth below:
                                         1991         1992        1993
                                          (Thousands of Dollars)
Nine Mile 2 Plant.............          $  707      $  597       $  738
Iroquois Gas Pipeline
 interconnection..............             272         201           -
Other.........................           1,231         749          807

     Total....................          $2,210      $1,547       $1,545

AFDC rate.....................           9.00%       6.75%        8.75%

     The higher AFDC rate in 1993 was due to construction expenditures being funded primarily by the higher cost of permanent capital as compared to lower cost short-term borrowings in 1992.

     See Note 1 of the Notes for additional information on this subject.

     Total interest charges (excluding AFDC) decreased $5.2 million (12%) in 1991, $3.3 million (9%) in 1992 and $1.2 million
(4%) in 1993. The following table sets forth some of the pertinent data on the Company's outstanding debt:

                                 1991        1992        1993
                                        (Thousands of Dollars)
Long-term debt:
  New debt issued............. $100,000    $ 76,000              $ 40,000
  Debt retired................   89,000      56,000                40,000
  Outstanding at year-end:*
    Amount (including current
    portion)..................  423,785*    443,618*              443,897*
    Effective rate............     7.70%       7.05%                 6.75%

Short-term debt:
  Average daily amount
   outstanding ...............  $ 8,281    $ 12,984              $    330
  Weighted average
    interest rate ............     7.12%       4.48%                 3.94%

*Including debt of subsidiaries of $4.527 million in 1991, $4.442 million in 1992 and $4.803 million in 1993.

See Notes 4 and 6 of the Notes for additional information on this subject.

     In an effort to reduce its cost of debt, the Company refinanced a large portion of its high interest rate debt with lower interest rate debt during the period from December 1990 to November 1993.

     Details of the 1991, 1992 and 1993 long-term debt redemptions and issuances and sales (excluding issuances and sales under the Company's Medium Term Note Program)
are shown below:
Redemptions:
                                                             Applicable
                                                          Redemption Price
         Series of                 Principal Amount           (% of                   Redemption
   First Mortgage Bonds                Redeemed           Principal Amount)              Date
   14 5/8% Series due 1994           $45,000,000               103.250%               June 12, 1991
   10 5/8% Series due 2005            20,000,000               105.900%               July  1, 1991
   10 3/4% Series due 2009            20,000,000               106.400%               July  1, 1991
   11%     Series due 1995             4,000,000*              100.000%               July  2, 1991
   11%     Series due 1995             4,000,000*              100.000%               July  2, 1992
   11%     Series due 1995            12,000,000               102.445%               July  2, 1992
    9 3/8% Series due 2000            25,000,000               102.390%             August  1, 1992
    9 1/4% Series due 2004            15,000,000               104.080%             August  1, 1992
    7 3/4% Series due 2002            20,000,000               102.630%           September 1, 1993
    7 1/8% Series due 1999            20,000,000               101.230%           November 15, 1993


Issuance and Sale:

        Series of                                            Proceeds             Issuance and
    First Mortgage Bonds           Principal Amount         to Company              Sale Date
   9 1/4% Series due 2021            $70,000,000              98.028%              May 14, 1991
   8 3/4% Series due 2001             30,000,000              97.836%              May 14, 1991




  * Sinking fund payment.

                                                          -25-

/TABLE

     Details of the issuances and sales in 1992 and 1993 under the Company's Medium Term
Note Program under which First Mortgage Bonds and/or unsecured debt can be issued are shown below:


      Tranches of                                               Proceeds              Issuance and
     Medium Term Notes             Principal Amount            to company              Sale Date
   7.70% Series due 2000*            $25,000,000                99.400%               June 11, 1992
   7.97% Series due 2003*              8,000,000                99.375%               June 11, 1992
   7.97% Series due 2003*              8,000,000                99.375%               June 11, 1992
   7.85% Series due 2004**            15,000,000                99.375%               July  2, 1992
   8.12% Series due 2022*             10,000,000                99.250%             August 31, 1992
   8.14% Series due 2022*             10,000,000                99.250%             August 31, 1992
   6.10% Series due 2000*             10,000,000                99.400%             August  9, 1993
   6.46% Series due 2003*             10,000,000                99.375%             August  9, 1993
   5.38% Series due 1999**            20,000,000                99.500%            October 14, 1993


*  First Mortgage Bonds.
** Promissory Note.

   Under the Company's Medium Term Note Program, the Company has authorization from the
PSC by an amended Order effective September 29, 1993 to issue and sell up to $125 million principal amount of Medium Term Notes through December 31, 1994, of which the Company has issued and sold $116 million through December 31, 1993 as detailed above.








                                                          -26-

                     [THIS PAGE INTENTIONALLY LEFT BLANK]
































                                   -27-

FINANCIAL INDICES

   Selected financial indices for the last five years are set forth in the following table:
                                                                     1989    1990    1991    1992    1993
Pretax coverage of
 total interest charges:
     Including AFDC*....................................             2.33x   2.43x   2.70x   3.07x   3.29x

     Excluding AFDC*....................................             2.25x   2.36x   2.62x   2.95x   3.15x

Pretax coverage of total interest
 charges and preferred stock dividends*.................             1.96x   2.04x   2.22x   2.49x   2.65x

Percent of construction expenditures
 financed from internal funds...........................              100%    100%     88%    100%    100%

AFDC and Mirror CWIP as a percentage
 of income available for common stock...................               11%      9%      8%     10%     11%

Effective tax rate......................................               33%     33%     33%     34%     35%

*Prior year amounts have been restated to conform to current year reporting which includes the interest portion of rent expense as a component of interest charges.








                                                       -28-
/TABLE

COMMON STOCK DIVIDENDS AND PRICE RANGES

     The Company and its principal predecessors have paid dividends on its common stock in each year commencing 1903, and the common stock of the Company has been listed on the New
York Stock Exchange since 1945.  The price ranges and the dividends paid for each quarterly period during the Company's last two fiscal years are as follows:
                                          1992                                   1993

                                High      Low     Dividend              High      Low     Dividend
First Quarter...........      $28 7/8   $25 7/8     $.48              $34 1/4   $30 5/8     $.50
Second Quarter..........       29 1/2    26          .48               34 1/2    30 5/8      .50
Third Quarter...........       30 1/4    28 1/4      .50               35 5/8    34          .515
Fourth Quarter..........       31 1/4    28 7/8      .50               34 3/8    28 3/8      .515

     On June 28, 1991 the quarterly dividend rate was increased to $.48 per share and on
June 26, 1992 the Company further increased the quarterly dividend to $.50 per share.  On
June 25, 1993 the Company increased the quarterly dividends to $.515 per share.  While the
Board of Directors of the Company intends to continue the practice of paying dividends quarterly, the amounts and dates of such dividends as may be declared will be based on all of the facts and circumstances known at the time of consideration of such declaration.
     The number of registered holders of common stock as of December 31, 1993 was 26,761.
Of these, 26,458 were accounts in the names of individuals with total holdings of
6,485,132 shares, or an average of 245 shares per account.  The 303 other accounts, in the names of institutional or other non-individual holders, for the most part, hold shares for the benefit of individuals.
     The Company's 4.85% Promissory Notes due December 1, 1995 contain limitations upon the right of the Company to declare or pay any dividend or make any other distribution on
(other than dividends or distributions payable in common stock), or acquire, for a consideration, any shares of its common stock unless the aggregate of all such dividends, distributions and considerations since December 31, 1964 does not exceed an amount determined by a formula.  At December 31, 1993, the amount of retained earnings available for dividends on the Company's common stock under the provisions of said 4.85% Promissory
Notes was $60.609 million.
                                                       -29-

/PAGE

Report of Independent Accountants

To the Board of Directors and Shareholders of Central Hudson Gas
& Electric Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Central Hudson Gas & Electric Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Notes to the Consolidated Financial
Statements, in 1993 the Company changed its methods of accounting for federal income taxes (Note 3) and postretirement benefits other than pensions (Note 7) to conform with Statements of Financial Accounting Standards No. 109 and No. 106, respectively.

PRICE WATERHOUSE

New York, New York
January 28, 1994

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Thousands of Dollars)


                                              Year ended December 31,
                                                1993       1992        1991
Balance at beginning of year....             $ 58,692  $48,093       $40,611
Net Income .....................               50,390   47,688        42,941
                                              109,082   95,781        83,552
Dividends declared:
  On cumulative preferred
   stock........................                5,562    5,544         5,659
  On common stock
   ($2.045 per share 1993;
     $1.98 per share 1992;
    $1.90 per share 1991).......               34,497   31,545        29,800
                                               40,059   37,089        35,459
Balance at end of year..........             $ 69,023* $58,692       $48,093





* Pursuant to the terms of the 4.85% promissory notes, due 1995, $60,609 is available for payment of dividends on common stock.



















     The Notes to Consolidated Financial Statements are an integral part hereof.






CONSOLIDATED BALANCE SHEET                                  DECEMBER 31, 1993 AND 1992
(Thousands of Dollars)

                         ASSETS                                                     1993           1992

Utility Plant
  Electric.....................................................                 $1,083,491      $1,060,528
  Gas..........................................................                    128,093         121,021
  Common.......................................................                     80,485          77,870
  Nuclear fuel.................................................                     28,199          25,989
                                                                                 1,320,268       1,285,408
  Less: Accumulated depreciation...............................                    427,504         397,893
        Nuclear fuel amortization..............................                     20,646          17,872
                                                                                   872,118         869,643
  Construction work in progress................................                     42,741          34,930
                                                                                   914,859         904,573

Other Property and Investments.................................                      8,465           9,078











                 The Notes to Consolidated Financial Statements are an integral part hereof.


                                             -32-

/TABLE

CONSOLIDATED BALANCE SHEET  (CON'T)                         DECEMBER 31, 1993 AND 1992
(Thousands of Dollars)

                         ASSETS                                                     1993           1992

Current Assets
  Cash.........................................................                      6,609           6,787
  Temporary cash investments...................................                     20,563           4,471
  Special deposits.............................................                        458           1,209
  Accounts receivable from customers - net (Note 8)............                     46,452          46,603
  Accrued unbilled utility revenues (Notes 1 and 8)............                     16,931          15,485
  Other receivables............................................                      2,255           3,280
  Materials and supplies, at average cost:
    Fuel.......................................................                     20,800          23,791
    Construction and operating.................................                     14,617          14,249
  Prepaid taxes and other prepayments..........................                     10,910          10,603
                                                                                   139,595         126,478

Deferred Charges
  Income taxes recoverable (Note 3)............................                     71,121            -
  Deferred finance charges approved for amortization (Note 1)..                     37,868          25,631
  Deferred finance charges-Nine Mile 2 Plant (Note 1)..........                     35,181          48,208
  Unamortized debt expense.....................................                     12,707          13,524
  Deferred energy efficiency costs (Note 1)....................                     10,316           9,220
  Deferred vacation (Note 1)...................................                      3,643           3,441
  Other........................................................                     30,485          26,971
                                                                                   201,321         126,995

Accumulated Deferred Income Tax (Note 3).......................                     63,995          44,152

                                                                                $1,328,235      $1,211,276

                 The Notes to Consolidated Financial Statements are an integral part hereof.

                                             -33-
/TABLE

CONSOLIDATED BALANCE SHEET  (CON'T)                               DECEMBER 31, 1993 AND 1992
(Thousands of Dollars)
              LIABILITIES                                                         1993           1992
Capitalization

  Common Stock Equity
    Common stock, $5 par value (Note 5).........................                $  84,766     $   80,143
    Paid-in capital (Note 5)....................................                  270,848        245,349
    Retained earnings...........................................                   69,023         58,692
    Capital stock expense.......................................                   (6,791)        (5,970)
                                                                                  417,846        378,214
  Cumulative Preferred Stock (Note 5)
    Not Subject to Mandatory Redemption.........................                   46,030         61,030
    Subject to Mandatory Redemption.............................                   35,000         19,200
                                                                                   81,030         80,230

  Long-term Debt (Note 6).......................................                  391,810        441,096
                                                                                  890,686        899,540

Current Liabilities
  Current maturities of long-term debt and preferred stock......                   51,019          2,243
  Notes payable.................................................                     -            15,000
  Accounts payable..............................................                   28,554         27,886
  Accrued taxes.................................................                      249          3,949
  Accrued interest..............................................                    6,361          7,222
  Accrued vacation (Note 1).....................................                    3,836          3,634
  Customer deposits.............................................                    3,452          3,191
  Dividends payable.............................................                    9,906          9,374
  Other.........................................................                    4,716          5,172
                                                                                  108,093         77,671

                 The Notes to Consolidated Financial Statements are an integral part hereof.

                                             -34-
/TABLE

CONSOLIDATED BALANCE SHEET  (CON'T)                               DECEMBER 31, 1993 AND 1992
(Thousands of Dollars)

              LIABILITIES                                                         1993           1992
Deferred Credits and Other Liabilities

  Income taxes refundable (Note 3)..............................                    28,935          -
  Deferred finance charges - Nine Mile 2 Plant (Note 1).........                    35,181        48,208
  Deferred finance charges approved for amortization (Note 1)...                     5,250         1,000
  Deferred unbilled gas revenues (Note 1).......................                     5,814         4,870
  Deferred Nine Mile 2 Plant litigation proceeds (Note 2).......                     3,695         3,350
  Accrued pension costs (Note 7)................................                    11,733        14,295
  Operating reserves............................................                     2,346         1,818
  Other.........................................................                     4,723          3,807
                                                                                    97,677        77,348

Accumulated Deferred Income Tax (Note 3)........................                   231,779       156,717

Commitments and Contingencies (Notes 2 and 9)...................                     -              -

                                                                                $1,328,235    $1,211,276









                 The Notes to Consolidated Financial Statements are an integral part hereof.

                                             -35-

/TABLE

CONSOLIDATED STATEMENT OF INCOME
(Thousands of Dollars)
                                                                   Year ended December 31,
                                                              1993              1992              1991
Operating Revenues
  Electric..............................                    $411,339          $413,443          $404,775
  Gas...................................                      94,448            96,121            70,615
    Total - own territory...............                     505,787           509,564           475,390
  Revenues from electric sales to other
   utilities............................                      11,586            13,993            19,346
                                                             517,373           523,557           494,736
Operating Expenses
  Operation:
    Fuel used in electric generation....                      72,291           106,970           121,587
    Purchased electricity...............                      49,959            25,835            18,901
    Purchased natural gas...............                      53,900            55,066            39,867
    Other expenses of operation.........                      98,327            95,916            86,984
  Maintenance...........................                      34,486            34,226            31,504
  Depreciation and amortization (Note 1)                      39,682            39,596            37,230
  Taxes, other than income tax..........                      65,564            66,339            60,554
  Federal income tax (Note 3)...........                      14,502             5,467            10,514
  Deferred income tax (Note 3)..........                      14,101            19,644            12,099
                                                             442,812           449,059           419,240
Operating Income........................                      74,561            74,498            75,496

Other Income and Deductions
  Allowance for equity funds used during
   construction (Note 1)................                         934               596               921
  Federal income tax (Note 3)...........                       2,937            (7,789)            2,454
  Deferred income tax (Note 3)..........                      (1,492)            8,537            (1,202)
  Other - net...........................                       5,167             4,427               854
                                                               7,546             5,771             3,027
Income before Interest Charges..........                      82,107            80,269            78,523
        The Notes to Consolidated Financial Statements are an integral part hereof.
                                             -36-
/TABLE

CONSOLIDATED STATEMENT OF INCOME (CON'T)
(Thousands of Dollars)
                                                                    Year ended December 31,

                                                               1993             1992              1991
Interest Charges
  Interest on mortgage bonds..............                    22,390           23,207            25,236
  Interest on other long-term debt........                     6,487            6,286             7,482
  Other interest..........................                     1,204            1,954             2,569
  Allowance for borrowed funds used
   during construction (Note 1)...........                      (611)            (951)           (1,289)
  Amortization of premium and expense
   on debt................................                     2,247            2,085             1,584
                                                              31,717           32,581            35,582

Net Income................................                    50,390           47,688            42,941

Dividends on Preferred Stock..............                     5,562            5,544             5,659

Income Available for Common Stock.........                   $44,828          $42,144           $37,282

Common Stock:
  Average shares outstanding (000s).......                    16,725           15,901            15,530

  Earnings per share on
   average shares outstanding.............                     $2.68            $2.65             $2.40




                 The Notes to Consolidated Financial Statements are an integral part hereof.


                                             -37-
/TABLE

CONSOLIDATED STATEMENT OF CASH FLOWS
(Thousands of Dollars)
                                                                           Year ended December 31,
                                                                      1993          1992          1991
Operating Activities
  Net Income..........................................              $50,390   $  47,688       $  42,941

  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation, amortization and nuclear fuel
      amortization....................................               43,887        42,999        41,367
     Deferred income taxes, net.......................               15,593        11,107        13,301
     Allowance for equity funds used during
      construction....................................                 (934)         (596)         (921)
     Nine Mile 2 Plant deferred finance charges, net..               (7,987)       (9,951)           95
     Provisions for uncollectibles....................                3,431         3,824         3,536
     Accrued pension costs............................               (2,562)        8,774         2,432
     Nine Mile 2 Plant net litigation proceeds........                   16        (2,328)          -
     Gain on sale of long-term investments............                 (670)          -             -
     Other - net......................................               (2,285)        2,009        (3,861)
     Changes in current assets and
      liabilities, net:
        Accounts receivable and unbilled utility
         revenues.....................................               (3,701)      (10,670)       (4,597)
        Materials and supplies........................                2,623          (598)        3,140
        Special deposits, prepaid taxes,
         and other prepayments........................                  444          (949)         (949)
        Accounts payable..............................                  668        (6,725)            9
        Accrued taxes and interest....................               (4,561)        1,535        (4,318)
        Other current liabilities.....................                    7        (1,788)           98

  Net cash provided by operating activities...........               94,359        84,331        92,273

                 The Notes to Consolidated Financial Statements are an integral part hereof.
                                             -38-
/TABLE

CONSOLIDATED STATEMENT OF CASH FLOWS (CON'T)
(Thousands of Dollars)
                                                                      1993          1992          1991
Investing Activities
  Additions to Plant..................................               (54,037)     (61,721)      (70,907)
  Allowance for equity funds
   used during construction...........................                   934          596           921
  Net cash expenditures...............................               (53,103)     (61,125)      (69,986)
  Investment activity of subsidiaries.................                   (69)        (204)       (1,751)
  Plant retirements, costs of
   removal and other..................................                  (146)        (467)         (753)
  Nine Mile 2 Plant decommissioning trust fund........                  (942)        (917)         (868)
  Proceeds from sale of long-term investments.........                 2,212         -             -
  Net cash used in investing activities...............               (52,048)     (62,713)      (73,358)

Financing Activities
  Proceeds from issuance of:
    Long-term debt....................................                41,722       77,630       101,131
    Common stock......................................                30,122        7,453        19,326
    Preferred stock...................................                35,000         -             -
  Net repayments of short-term debt...................               (15,000)      (4,000)       (9,000)
  Retirement and redemption of long-term debt.........               (41,443)     (57,797)      (90,874)
  Retirement and redemption of preferred stock........               (35,000)        -             -
  Dividends paid on preferred and common stock........               (39,527)     (36,691)      (34,801)
  Issuance and redemption costs.......................                (2,271)      (2,869)       (7,257)
  Net cash used in financing activities...............               (26,397)     (16,274)      (21,475)

Net Change in Cash and Cash Equivalents...............                15,914      5,344          (2,560)
Cash and Cash Equivalents at Beginning of Year........                11,258        5,914         8,474
Cash and Cash Equivalents at End of Year..............              $ 27,172    $  11,258     $   5,914
Supplemental Disclosure of Cash Flow Information
    Interest paid (net of amounts capitalized)........              $ 30,287    $  30,413     $  34,499
    Federal income taxes paid.........................                13,000       11,298        10,500

The Notes to Consolidated Financial Statements are an integral part hereof.
                                             -39-
/TABLE></PAGE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


General:

  The Company is subject to regulation by the Public Service Commission of the State of New York (PSC) and the Federal Energy Regulatory Commission (FERC) with respect to its rates for service and the maintenance of its accounting records. The Company's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the regulatory authorities having jurisdiction.
  For purposes of the Consolidated Statement of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.
  Certain amounts from prior years have been reclassified on the consolidated financial statements to conform with the 1993 presentation.


Principles of Consolidation:

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.
  The Company's subsidiaries are wholly owned landholding, cogeneration and energy management companies. Due to immateriality, the net income of the Company's subsidiaries is reflected in the Consolidated Statement of Income as other nonoperating income - net.
  Summarized financial data for the Company's subsidiaries, included in the consolidated financial statements, is as follows:

                                      1993           1992        1991
                                        (Thousands of Dollars)

Total Assets (year-end)             $20,097        $17,651     $14,378
Net Assets (year-end)                10,240          9,274       6,140
Revenues                              7,368          4,753       5,758
Net Income                              966            634         195

Utility Plant:

      The costs of additions to utility plant and replacements of retirement units of property are capitalized at original cost. The costs of Unit No. 2 of the Nine Mile Point Nuclear Station (Nine Mile 2 Plant) are capitalized at original cost, less the disallowed investment of $169.3 million which was recorded in 1987. Costs include labor, materials and supplies, indirect charges for such items as transportation, certain taxes, pension and other employee benefits and an allowance for the cost of funds used during construction. Replacement of minor items of property is included in maintenance expenses.
      The original cost of property, together with removal cost, less salvage, is charged to accumulated depreciation at such time as the property is retired and removed from service.
      The Company has a 9% or 97.2 MW interest in the 1,080 MW Nine Mile 2 Plant and a 35% or 420 MW interest in the 1,200 MW Roseton Steam Electric Generating Plant (Roseton Plant). See
Note 9 for further discussion of the Roseton Plant.
      The Company's shares of the investment in the Nine Mile 2 Plant and the Roseton Plant, as included in its Consolidated Balance Sheet at December 31, 1993 and 1992, were:

                                                 1993            1992
                                              (Thousands of Dollars)
      Nine Mile 2 Plant
       Plant in service                       $304,354         $301,722
       Construction work in progress             7,933            6,299
       Accumulated depreciation                (41,148)         (33,272)
     Roseton Plant
       Plant in service                       $122,753         $124,085
       Construction work in progress             1,014              373
       Accumulated depreciation                (62,623)         (62,340)


Allowance For Funds Used During Construction:

      The Company includes in plant costs an allowance for funds used during construction (AFDC) approximately equivalent to the cost of funds used to finance construction expenditures. The concurrent credit for the amount so capitalized is reported in the Consolidated Statement of Income as follows: the portion applicable to borrowed funds is reported as a reduction of interest charges while the portion applicable to other funds (the equity component, a noncash item) is reported as other income. The amount shown on the Consolidated Statement of Cash Flows for investing activities "Net cash expenditures" excludes the equity component of the AFDC.
      During the construction of the Nine Mile 2 Plant, the PSC authorized the inclusion in rate base of increasing amounts of the Company's investment in that Plant. The Company did not accrue AFDC on any of the Nine Mile 2 Plant construction work in progress (CWIP) which was included in rate base and for which a cash return was being allowed; however, the PSC ordered, effective January 1, 1983 that amounts be accumulated in deferred debit and credit accounts equal to the amount of AFDC which was not being accrued on the CWIP included in rate base (Mirror
CWIP). The balance in the deferred credit account is available to reduce future revenue requirements by amortizing portions of the deferred credit to other income or by the elimination through writing off other deferred balances as directed by the PSC.
Based on the history of cost escalation in the electric utility industry and the history of the Company's rate increases, the Company expects such application of the deferred credit will occur over a period substantially shorter than the life of the Nine Mile 2 Plant. When amounts of such deferred credit are applied in order to reduce revenue requirements, amortization is started for a corresponding amount of the deferred debit, which amortization continues on a level basis over the remaining life of the Nine Mile 2 Plant resulting in recovery of such corresponding amount through rates. Deferred debit and deferred credit amounts approved for amortization are identified on the Consolidated Balance Sheet as "Deferred finance charges approved for amortization." Deferred debit and deferred credit amounts not yet approved for amortization are identified on the Consolidated Balance Sheet as "Deferred finance charges - Nine Mile 2 Plant." Both the deferred debit and the deferred credit are expected to be exhausted by the end of the useful life of the Nine Mile 2 Plant either through the amortization or write-off procedures described above or through the write-off of the remaining debit and credit as directed by the PSC. The net effect of this procedure is that at the end of the amortization period for the deferred credit, the accounting and rate-making treatment will be the same as if the Nine Mile 2 Plant CWIP had not been included in rate base during the construction period.
      Pursuant to the PSC Order and Opinion issued April 9, 1992 regarding the Company's electric rate case, the Company was authorized to offset $8.5 million of the deferred credit against other deferred balances and to amortize $3.0 million to other income over 12 months beginning in May 1992. Pursuant to the PSC Order Adopting Revenue Requirement and Rate Design issued on December 16, 1993 (1993 Rate Order) regarding the Company's 1993 Electric Rate Case, the Company was authorized to offset $5.5 million of the deferred credit against other deferred balances and to amortize $6.0 million to other income over 12 months beginning in December 1993. In 1993 and 1992, the Company amortized $3.3 million and $2.1 million, respectively, of this deferred credit.

Depreciation and Amortization:

      For financial statement purposes, the Company's depreciation provisions are computed on the straight-line method using rates based on studies of the estimated useful lives and estimated net salvage of properties, with the exception of the Nine Mile 2
Plant which is depreciated on a remaining life amortization method. Reference is made to the caption "Operating Expenses" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the ratio of the total provision for depreciation to average depreciable property for 1993, 1992 and 1991. The Company performs depreciation studies on a continuing basis and upon approval by the PSC, periodically adjusts the rates of its various classes of depreciable property. The
Company estimates the useful life of the Nine Mile 2 Plant will end in the year 2026. The provision for depreciation of transportation equipment is charged indirectly to various asset and expense accounts.
      For federal income tax purposes, the Company uses an accelerated method of depreciation and generally uses the shortest life permitted for each class of assets.


Amortization of Nuclear Fuel:

      The cost of the Nine Mile 2 Plant nuclear fuel assemblies and components is amortized to operating expenses based on the quantity of heat produced for the generation of electric energy. Niagara Mohawk Power Corporation (Niagara Mohawk), on behalf of the Nine Mile 2 Plant cotenants, has entered into an agreement with the U.S. Department of Energy (DOE) for the ultimate disposal and storage of spent nuclear fuel. The cotenants are assessed a fee for such disposal based upon the kilowatt-hours sold which are generated by the Nine Mile 2 Plant. These costs are charged to operating expense and recovered from customers through base rates or through the electric fuel cost adjustment clause described below. The Company cannot now determine whether such arrangements with the DOE will ultimately provide for the satisfactory permanent disposal of such waste products.


Rates and Revenues:

      Electric and gas retail rates applicable to intrastate service (other than contractually established rates for service to municipalities and governmental bodies) are regulated by the PSC. Transmission rates, facilities charges and rates for electricity sold for resale in interstate commerce are regulated by the FERC.
      Revenues are recognized on the basis of cycle billings rendered monthly or bimonthly. Estimated revenues are accrued for those customers billed bimonthly whose meters are not read in the current month. Moreover, as a result of a gas rate Order of the PSC issued in July 1991, an additional amount of unbilled revenues for gas customers is recorded in a deferred credit account. This additional amount of unbilled revenue is available to reduce future revenue requirements. In such Order, the PSC authorized $1.2 million of this additional revenue to be amortized over a 36-month period. During 1993, 1992 and the six-month period July through December 1991, the Company amortized $361,000, $394,000 and $197,000, respectively, of such revenue. Pursuant to the 1993 Rate Order, regarding the Company's 1993 Gas Rate Case, the Company discontinued such amortization as of November 30, 1993.
      The Company's tariff for retail electric service includes a fuel cost adjustment clause pursuant to which electric rates are adjusted to reflect changes in the average cost of fuels used for electric generation and in certain purchased power costs, from the average of such costs included in base rates. The Company's tariff for gas service contains a comparable clause to adjust gas rates for changes in the price of purchased natural gas and in certain costs of manufactured gas.
      Reference is made to the captions "Rate Proceeding - Electric" and "Rate Proceeding - Gas" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details of the Company's 1993 Electric Rate Case and 1993 Gas Rate Case.


Deferred Electric Fuel Costs:

      The provisions of the electric fuel cost adjustment clause are such that changes in fuel costs incurred in the current month are not billed or credited to customers until subsequent months. Therefore, in order to match costs and revenues, the Company defers that portion of such costs incurred in the current month which will result in a cost adjustment in subsequent months.
      Pursuant to a 1985 Order of the PSC, the Company's electric fuel cost adjustment clause provides for a partial sharing of variations in fuel costs from the levels of fuel costs projected in rate proceedings. The Company bears 20% of the first $10 million of variation and 10% of the second $10 million of variation. The partial sharing applies to variations in actual fuel costs either above or below the projected levels; accordingly, the Company's maximum annual exposure, or benefit, is $3 million, before taxes.
      As a result of the adoption of the partial sharing electric fuel adjustment clause, the PSC adopted a symmetrical sharing arrangement for net revenues from sales to other utilities. Shortfalls below the imputed amount, as well as amounts above the imputed amount, will be shared 80% by the customers and 20% by the Company.

      Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for results of both sharing arrangements mentioned above.


Deferred Gas Costs:

      In accordance with requirements of the PSC applicable to all New York State regulated gas utilities, the Company defers each month any difference between the amount of gas costs incurred which is recoverable through the gas cost adjustment clause (GAC) and GAC revenues. The net deferral remaining at August 31 of each year is amortized over a subsequent twelve-month period for both billing and accounting purposes. See Note 9 - Commitments and Contingencies - "Natural Gas Supply" and "Take-or-Pay Gas Costs" as to deferral of certain contract take-or-pay costs charged by pipeline suppliers.


Energy Efficiency Programs:

      The PSC has required utilities to adopt comprehensive long-range planning which includes demand side management and energy conservation (Energy Efficiency Program). The Company's 1993 and 1994 Energy Efficiency Program was approved by the PSC during 1993. The Energy Efficiency Program costs are deferred and amortized over either five or ten years, as directed by the PSC.
      In addition to the deferral of Energy Efficiency Program costs, the Company recovers lost net revenues that result from the Program. Incentive earnings related to the achievement of energy efficiency goals are recovered through the electric fuel adjustment clause.


Accrued Vacation:

      The Company's employees begin accruing vacation in July of each year for use in the following year; the monthly accrual of days is based on the number of years of service for each employee. However, for rate-making purposes, vacation pay is recognized as an allowable expense only when paid. The Company accrued $3.8 million and $3.6 million as of December 31, 1993 and 1992, respectively, as a current liability for an estimate of earned vacation pay, and consistent with its rate-making treatment, recorded a deferred charge representing the future recoverability of this cost.

NOTE 2 - NINE MILE 2 PLANT

General:

     The Nine Mile 2 Plant is located in Oswego County, New York, and is operated by Niagara Mohawk. The Nine Mile 2 Plant is owned as tenants in common by the Company (9% interest), Niagara Mohawk (41% interest), New York State Electric & Gas Corporation (18% interest), Long Island Lighting Company (18% interest) and Rochester Gas and Electric Corporation (14% interest). The output of the Nine Mile 2 Plant, which has a rated net capability of 1,080 MW, is shared and the operating expenses of the Plant are allocated to the cotenants in the same proportions as the cotenants' respective ownership interests. The Company's share of direct operating expense for the Nine Mile 2 Plant is included in the appropriate expense classifications in the accompanying Consolidated Statement of Income.
      An Operating Agreement for the operation of the Plant was entered into by the cotenants on January 1, 1993 and was submitted for approval to the PSC. Under that Agreement, Niagara Mohawk will continue as operator of the Nine Mile 2 Plant, but all five cotenant owners share certain policy, budget and managerial oversight functions. The fixed term of such Operating Agreement is two years from its effective date and, unless terminated on the expiration of such two-year period, continues subject to termination on six months' notice.


Plant Litigation and Settlements:

      In 1992, the Company recognized $2.328 million in other income representing the shareholders' portion of the net proceeds from various settlement agreements regarding disputes and litigations that arose in connection with the construction of the Nine Mile 2 Plant. Pursuant to the 1993 Rate Order, the ratepayers' share of the net proceeds of $3.542 million will be refunded by the Company to its customers during the twelve months beginning December 21, 1993 as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Rate Proceeding - Electric."


Radioactive Waste:

      Niagara Mohawk has informed the Company that a low-level radioactive waste management program and contingency plan has been developed and provides assurance that the Nine Mile 2 Plant is properly prepared to handle interim storage of low-level radioactive waste for at least a 10-year period, if required. Niagara Mohawk has contracted with the DOE for disposal of high-level radioactive waste (spent fuel) from the Nine Mile 2 Plant

(see Note 1 - Summary of Significant Accounting Policies - "Amortization of Nuclear Fuel"). The DOE announced in early 1990 that the schedule for start of operations of its high-level radioactive waste repository had slipped from 2003 to no sooner than 2010. The Company has been advised by Niagara Mohawk that the Nine Mile 2 Plant Spent Fuel Storage Pool has a capacity for spent fuel that is adequate until 2014. If further DOE schedule slippage should occur, facilities that extend the on-site storage capability for spent fuel at the Nine Mile 2 Plant beyond 2014 would need to be acquired.


Refueling Outage:

      A scheduled refueling outage for the Nine Mile 2 Plant commenced on October 2, 1993. The refueling outage was completed and the Plant was placed back in service on November 29, 1993.


Nuclear Plant Decommissioning Costs:

      The Company's 9% share of costs to decommission the Nine Mile 2 Plant, which is expected to begin in the year 2027, is estimated to be approximately $118.5 million ($23.9 million in 1993 dollars; $4.4 million non-radioactive, $19.5 million radioactive), based on a 1989 cost estimate included in the decommissioning plan filed with the Nuclear Regulatory Commission
(NRC) on July 18, 1990. Niagara Mohawk has informed the Company that the decommissioning study is expected to be updated in 1994. Certain estimated decommissioning costs for the Nine Mile 2 Plant are currently being recovered in rates through an annual allowance and are charged to operations through depreciation charges. The annual decommissioning allowance reflected in rate-making is based upon the 1989 estimate which includes amounts for radioactive and non-radioactive dismantlement costs. The annual allowance for recovery during the period August 1, 1988 through May 31, 1990 was $324,000. Effective June 1, 1990 the PSC authorized recovery, on an annual basis, of $212,000 for internal decommissioning funding (i.e., funds held by the Company) and $787,000 for external decommissioning funding (i.e., funds held in trust). Total recoveries authorized by the PSC for the internal decommissioning fund from August 1988 through December 31, 1993 amounted to $969,000. The external decommissioning trust fund at December 31, 1993 amounted to $3.608 million, including net earnings through December 31, 1993 of $388,000, and is reflected in the Company's Consolidated Balance Sheet in "Other Property and Investments." The amount of accumulated decommissioning costs recovered through rates and the net earnings of the external decommissioning trust fund are reflected in accumulated depreciation on the Consolidated Balance Sheet and amount to $4.6 million and $3.5 million at December 31, 1993 and

1992, respectively. NRC regulations require the direct funding of eventual decommissioning costs of nuclear facilities. The Company, effective as of March 1, 1990, established a master trust in order to comply with these NRC requirements. The trust includes a fund qualified, under the applicable provisions of the federal tax law, to take advantage of certain federal income tax benefits. Guidelines have been established by the NRC for determining minimum amounts that must be available in the trust for specified decommissioning activities at the time of decommissioning. Applying the NRC guidelines established in May 1993, the Company has estimated that its share of the minimum requirements will be approximately $38.4 million in 1993 dollars. The Company will seek an increase in its rate allowance in its next rate case to reflect the latest NRC minimum requirements or the results of the 1994 study.
      The Company cannot now determine whether the decommissioning costs allowed in rates by the PSC or the estimated costs discussed above will ultimately be adequate to decommission the Nine Mile 2 Plant in accordance with then existing law, regulation, technology and/or costs. The Company believes that decommissioning costs, if higher than currently estimated, will ultimately be recovered in the rate-making process, although no such assurance can be given.


Decontamination and Decommissioning Fund:

      The Energy Policy Act of 1992, signed into law in October 1992, established a Uranium Enrichment Decontamination and Decommissioning Fund (Fund) for the decommissioning of the DOE's enrichment facilities. Special annual assessments to utilities with nuclear power plants, which began in 1993 and continue until 2006, and government appropriations will be deposited into the Fund. The Energy Policy Act of 1992 also provides that such assessments shall be considered a cost of fuel and shall be recoverable in rates.
      The unamortized portion of the Company's share of this assessment at December 31, 1993 of approximately $724,000 and a corresponding regulatory asset are reflected on the Consolidated Balance Sheet.


NOTE 3 - FEDERAL INCOME TAX

      The Company's policy with respect to accounting for federal income taxes is to reflect in income the estimated amount of income tax currently payable and to provide for deferred taxes in accordance with generally accepted accounting principles.
      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) prospectively. The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method (in accordance with Accounting Principles Board No. 11 [APB 11]) to an asset and liability approach. Previously, the Company deferred the tax effects of certain timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities. The Company's adoption of SFAS 109 was in accordance with provisions of a Statement of Interim Policy on Accounting and Rate-making Procedures to Implement SFAS 109 issued by the PSC and had no impact on the Consolidated Statement of Income. As set forth below, the adoption of SFAS 109 affected the Consolidated Balance Sheet only.


Components of Federal Income Tax:
      The following is a summary of the components of federal income tax as reported in the Consolidated Statement of Income:

                                         1993        1992       1991
                                           (Thousands of Dollars)
Charged to operating expense:
  Federal income tax..........        $14,502     $ 5,467     $10,514
  Deferred income tax.........         14,101      19,644      12,099
    Income tax charged to
      operating expense.......         28,603      25,111      22,613

Charged (credited) to other
 income and deductions:
  Federal income tax..........         (2,937)      7,789      (2,454)
  Deferred income tax.........          1,492      (8,537)      1,202
    Income tax charged
      (credited) to other
      income and deductions...         (1,445)       (748)     (1,252)
   Total federal income tax...        $27,158     $24,363     $21,361


Reconciliation:
      The following is a reconciliation between the amount of federal income tax computed on income before taxes at the statutory rate and the amount reported in the Consolidated
Statement of Income:

                                        1993        1992        1991
                                          (Thousands of Dollars)
Net income....................        $ 50,390    $ 47,688    $42,941
Federal income tax............          11,565      13,256      8,060
Deferred income tax...........          15,593      11,107     13,301
  Income before taxes.........        $ 77,548    $ 72,051    $64,302

Computed tax @
 statutory rate (35% in 1993,
 34% in 1992 and 1991)........        $ 27,142    $ 24,497    $21,863
Increase (decrease) to computed
 tax due to:
  Tax depreciation............         (10,796)    (11,833)   (12,171)
  Cost of removal.............            (994)     (1,040)    (1,229)
  Deferred electric fuel costs             135         562      1,221
  Deferred gas costs..........            (844)     (1,315)        58
  Deferred energy efficiency
   costs......................          (1,106)     (2,386)    (2,789)
  Deferred OPEB expense.......          (1,617)       -          -
  Pension expense.............            (893)      3,257      1,128
  Alternative minimum tax.....             (59)      1,971      3,493
  Unbilled revenues...........             155         752     (1,510)
  Other.......................             442      (1,209)    (2,004)
Federal income tax............          11,565      13,256      8,060
Deferred income tax...........          15,593      11,107     13,301
  Total federal income tax....        $ 27,158    $ 24,363    $21,361

Effective tax rate............             35%         34%        33%

Deferred income tax:

The following is a summary of the components of deferred income tax included in the Consolidated Statement of Income (presented in accordance with APB 11, effective through 1992):
                                             1992               1991
                                             (Thousands of Dollars)
Tax depreciation..............             $ 14,605           $15,290
Investment tax credit.........               (1,396)           (1,381)
Deferred electric fuel costs..                 (562)           (1,221)
Deferred gas costs............                1,315               (58)
Deferred energy efficiency
 costs........................                2,386             2,789
Pension expense...............               (3,257)           (1,128)
Alternative minimum tax.......               (1,971)           (3,493)
Unbilled revenues.............                 (752)            1,510
Other.........................                  739               993
  Deferred income tax.........             $ 11,107           $13,301


     The adoption of SFAS 109 resulted in the recording of a
deferred tax liability of approximately $69.2 million
representing the cumulative amount of federal income tax benefits on temporary differences which were previously flowed-through to ratepayers and in the recording of approximately $22.9 million in deferred tax assets representing the cumulative amount of federal income taxes on temporary differences which were previously flowed-through to ratepayers. The Company recorded a corresponding regulatory asset and liability on the Consolidated
Balance Sheet.
     In addition, the adoption of SFAS 109 resulted in the
recording of a payable to ratepayers of approximately $8.6
million, representing excess deferred federal income tax
resulting from the reduction of the corporate federal income tax rate from 46% to 34%.  The excess deferred federal income tax amount was adjusted by approximately $2.9 million in 1993 due to the August 1993 enactment of the Omnibus Budget Reconciliation
Act of 1993 which increased the corporate federal income tax rate from 34% to 35%, effective January 1, 1993.  The resulting net excess deferred federal income tax will be refunded to ratepayers over the life of the related depreciable assets.
     With the adoption of SFAS 109, the Company discontinued, for reporting purposes, its practice of reducing the deferred tax liabilities balance by the amount of deferred tax assets. Thus, the Consolidated Balance Sheet reflects a reclassification of prior year amounts which resulted in an increase in total assets and total liabilities at December 31, 1992 of approximately $44.2 million.
     The deferred tax liabilities and assets initially recorded are adjusted quarterly to reflect the current account balances.
The regulatory asset and regulatory liability related to SFAS 109 amount to $71.1 million and $28.9 million, respectively, at
December 31, 1993.
     The following is a summary of the components of the current and non-current deferred income taxes at December 31, 1993, as reported in the Consolidated Balance Sheet:
                                        Deferred Tax        Deferred Tax
                                            Assets           Liabilities
                                             (Thousands of Dollars)
Tax depreciation................                            $ 152,395
Accumulated deferred investment
 tax credit.....................                               32,250
Future revenues - recovery of
 plant basis differences........                               24,933
Future tax benefits on
 investment tax credit basis
 difference.....................        $ 17,365
Alternative minimum tax.........          14,533
Tax depreciation - Nine Mile 2
 Plant disallowed investment....           9,232
Unbilled revenues...............           5,952
Nondeductible pension expense...           3,804
Other...........................          13,109               22,201
          Total Deferred Taxes          $ 63,995            $ 231,779

NOTE 4 - SHORT-TERM BORROWING ARRANGEMENTS

     The Company has in effect a revolving credit agreement with four commercial banks which allows it to borrow up to $50 million through December 14, 1997 (Agreement). The Agreement gives the Company the option of borrowing at either the prime/federal funds rate, or three other money market rates if such rates are lower. The Agreement also provides for the payment of an annual commitment fee of 1/16 of 1% per annum on the unborrowed amount and a facility fee of 1/8 of 1% per annum on the total amount of the facility. Compensating balances are not required under the Agreement. There were no outstanding loans under this Agreement at December 31, 1993 or 1992. In addition, the Company continues to maintain confirmed lines of credit totaling $2 million with three regional banks.
     There was no outstanding short-term debt at December 31, 1993. The amount of outstanding short-term debt at December 31, 1992 was $15 million, consisting of commercial paper. All commercial paper obligations are supported by the Agreement.


NOTE 5 - CAPITALIZATION CAPITAL STOCK

Common Stock, $5 par value; 30,000,000 shares authorized:
Paid-In Capital:

                                        Common Stock       Paid-In
                                     Shares         Amount      Capital
                                   Outstanding      ($000)      ($000)

January 1, 1991                     14,950,956    $  74,755    $223,957
  Issued through public
  offering..................           600,000        3,000      10,788
 Issued under dividend
  reinvestment plan.........           181,073          905       3,701
 Issued under customer stock
  purchase plan.............            35,628          178         754
December 31, 1991                   15,767,657       78,838     239,200
 Issued under dividend
  reinvestment plan.........           205,950        1,030       4,847
 Issued under customer stock
  purchase plan.............            54,962          275       1,302
December 31, 1992                   16,028,569       80,143     245,349
 Issued through public
  offering..................           700,000        3,500      19,299
 Issued under dividend
  reinvestment plan.........           185,101          926       5,124
 Issued under customer stock
  purchase plan.............            39,477          197       1,076
December 31, 1993                   16,953,147    $  84,766    $270,848

Cumulative Preferred Stock, $100 par value; 1,200,000 shares authorized:
                                  Redemption     Shares Outstanding
                                    Price            December 31,
            Series                 12/31/93     1993              1992
Not Subject
 to Mandatory
 Redemption:
            4.50%                 $107.00        70,300           70,300
            4.75%                  106.75        20,000           20,000
            4.35%                  102.00        60,000           60,000
            4.96%                  101.00        60,000           60,000
            7.72%                  101.00       130,000          130,000
            7.44%                  101.22       120,000          120,000
            8.40%                     -            -             150,000
                                                460,300          610,300
Subject to
 Mandatory
 Redemption:
                        Final
                      Redemption
                         Date
             A            -           -            -             200,000
            6.20%      10/1/08       (a)        200,000             -
            6.80%      10/1/27       (a)        150,000             -
                                                350,000          200,000
      Total..........................           810,300          810,300

(a) Cannot be redeemed prior to October 1, 2003.

      Reference is made to the caption "Financing Program" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details on issuances and redemptions of capital stock.
      The Cumulative Preferred Stock not subject to mandatory redemption is redeemable only at the option of the Company. Upon redemption, the sum payable per share is the then current redemption price plus accrued dividends thereon. In the event of an involuntary liquidation of the Company, the redemption price is $100 per share plus accrued dividends.
      Expenses incurred on issuance of capital stock are accumulated and reported as a reduction in common stock equity. Such expenses are not being amortized, with the following exceptions:
      1) As directed by the PSC, the redemption costs and the unamortized expenses associated with the Adjustable Rate Cumulative Preferred Stock, Series A, and the expenses associated with the 6.20% Redeemable Cumulative Preferred Stock are being amortized over the remaining life of the redeemed Adjustable Rate Cumulative Preferred Stock, Series A (i.e. 178 months).
      2) As directed by the PSC, the issuance and redemption costs of the redeemed 8.40% Cumulative Preferred Stock and the expenses associated with the 6.80% Redeemable Cumulative Preferred Stock are being amortized over the life of the 6.80% Redeemable Cumulative Preferred Stock (i.e. 406 months).

NOTE 6 - CAPITALIZATION - LONG-TERM DEBT
  Details of long-term debt are shown below:
                                                       December 31,
                                                    1993        1992
                                                 (Thousands of Dollars)
 Series                  Maturity Date
First Mortgage Bonds:
 8 1/8%                  September 1, 1994       $   (a)      $ 50,000
 7 1/8%                  January 15, 1999            -          20,000
 6.10% (b)               April 28, 2000            10,000         -
 7.70% (b)               June 12, 2000             25,000       25,000
 8.75%                   May 1, 2001               30,000       30,000
 7.75%                   February 1, 2002            -          20,000
 7.97% (b)               June 11, 2003              8,000        8,000
 7.97% (b)               June 13, 2003              8,000        8,000
 6.46% (b)               August 11, 2003           10,000         -
 6.25%                   June 1, 2007               4,500        4,500
 9.25%                   May 1, 2021               70,000       70,000
 8.12% (b)               August 29, 2022           10,000       10,000
 8.14% (b)               August 29, 2022           10,000       10,000
 8.375%                  December 1, 2028          16,700       16,700
                                                  202,200      272,200

Promissory Notes issued in connection with the sale by the New
York State Energy Research and Development Authority (NYSERDA) of tax-exempt pollution control revenue bonds:

1984 Series A (7.375%)     Oct. 1, 2014            16,700       16,700
1984 Series B (7.375%)     Oct. 1, 2014            16,700       16,700
1985 Series A (Var. rate)  Nov. 1, 2020            36,250       36,250
1985 Series B (Var. rate)  Nov. 1, 2020            36,000       36,000
1987 Series A (Var. rate)  June 1, 2027            33,700       33,700
1987 Series B (Var. rate)  June 1, 2027             9,900        9,900
                                                  149,250      149,250
Promissory Notes (net of sinking fund requirements):
 4.85%                     December 1, 1995         2,562        2,644
 5.38% (b)                 January 15, 1999        20,000         -
 7.85% (b)                 July 2, 2004            15,000       15,000
                                                   37,562       17,644

Secured Notes Payable of Subsidiary                 3,866        3,081
Unamortized Premium (Discount)
 on Debt - Net                                     (1,068)      (1,079)
               Total long-term debt              $391,810     $441,096
(a) Principal amount at December 31, 1993 was reclassified to "Current Maturities of Long-term Debt."

(b)  Issued under the Company's Medium Term Note Program.

     In 1993, the Company redeemed two series of First Mortgage Bonds, totaling $40 million. The funds to redeem these bonds were obtained from the sale of an aggregate of $40 million of Medium Term Notes, issued in several tranches.
     Under the Company's Medium Term Note Program, the Company has authorization from the PSC, by an amended order effective September 29, 1993, to issue and sell up to $125 million principal amount of Medium Term Notes through December 31, 1994, of which the Company has issued and sold $116 million of such Notes through December 31, 1993.
     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details of the Company's Medium Term Note Program and for information regarding the amounts of long-term debt maturing within the next five years.
     The NYSERDA Pollution Control Revenue Bonds, Series A and B, issued in 1985 and 1987 are variable rate obligations subject to weekly repricing and investor tender. The Company has the right, exercisable independently in respect of each series of the 1985 and 1987 NYSERDA Pollution Control Revenue Bonds, to convert the Bonds of each such series to a fixed rate for the remainder of their term.
     The Company has irrevocable letters of credit which expire on various dates and which the Company anticipates being able to extend if the interest rate on the related series of NYSERDA Pollution Control Revenue Bonds is not converted to a fixed interest rate. Those letters of credit support certain payments required to be made on such Bonds. If the Company were unable to extend the letter of credit that is related to a particular series of NYSERDA Pollution Control Revenue Bonds, that series would have to be redeemed unless a fixed rate of interest becomes effective. Payments made under the letters of credit in connection with purchases of tendered NYSERDA Pollution Control Revenue Bonds are repaid with the proceeds from the remarketing of such Bonds. To the extent the proceeds are not sufficient, the Company would be required to reimburse the bank that issued the letter of credit for the amount of any resulting draw under the letter of credit by the expiration date of the letter of credit. The letter of credit expiration date for the letters of credit supporting the 1985 NYSERDA Bonds is November 16, 1996, and the letter of credit expiration date for the letters of credit supporting the 1987 NYSERDA Bonds is September 16, 1996.
     In its rate orders, the PSC has provided for full recovery of the interest costs on the Company's 1985 and 1987 Series A and B Promissory Notes which were issued in connection with the sale of the NYSERDA Pollution Control Revenue Bonds. Such Bonds bear interest at variable rates set weekly. Deferred accounting has been granted by the PSC for any variation (above or below) between actual interest rates and those interest rates allowed for rate-making purposes. Such deferred balances are to be disposed of in future rate cases.

     Expenses incurred on debt issues and any discount or premium on debt are deferred and amortized over the lives of the related issues. Expenses incurred on debt redemptions prior to maturity have been deferred and are generally being amortized over the remaining lives of the related extinguished issues as directed by the PSC.
     Certain debt agreements require the maintenance by the Company of certain financial ratios and contain other restrictive covenants.
     Secured notes payable of a subsidiary of the Company consist of term loans to finance the installation of energy conservation equipment at various host facilities, located primarily in the Northeastern United States. The majority of such loans accrue interest at the prime lending rate plus 3/4 of 1% and interest and principal are amortized over the term of each respective contract. Such loans are secured principally by certain power purchase agreements and project assets.


NOTE 7 - POSTEMPLOYMENT BENEFITS

Retirement Income Plan:

     The Company has a noncontributory retirement income plan
(Plan) covering substantially all of its employees. The Plan provides pension benefits that are based on the employee's compensation and years of service. It has been the Company's practice to provide periodic updates to the benefit formula stated in the Plan.
     The Company's funding policy is to make annual contributions equal to the amount of net periodic pension cost, but not in excess of the maximum allowable tax-deductible contribution under the federal income tax law nor less than the minimum requirement under the Employee Retirement Income Security Act of 1974.
     Charges to expense were 71%, 71% and 72% of the net periodic pension costs for the years 1993, 1992 and 1991, respectively. The allocation of net periodic pension costs between capital and expense follows the payroll distribution.

     Net periodic pension (income) costs for 1993, 1992 and 1991 include the following components:
                                      1993         1992         1991
                                        (Thousands of Dollars)
Service cost - benefits earned
 during the period...........       $  4,518     $  4,002     $  3,780
Interest cost on projected
 benefit obligation..........         13,148       12,801       12,140
Actual return on Plan assets.        (34,022)     (21,941)     (43,296)
Net amortization and deferral         13,794        6,411       29,808
   Net periodic pension
    (income) cost............       $ (2,562)    $  1,273     $  2,432

     The following table sets forth the Plan's funded status at October 1, 1993 and 1992 and amounts recognized in the Company's
Consolidated Balance Sheet at December 31, 1993 and 1992:

                                                   1993          1992
                                                 (Thousands of Dollars)
Actuarial present value of benefit
 obligations:
 Accumulated benefit obligation,
  including vested benefits
  of $171,389 and $140,156.............          $173,924     $142,020

Projected benefit obligation for
 service rendered to date..............          $211,583     $169,858
Plan assets at market value............           227,638      211,435
Excess of Plan assets over projected
 benefit obligation....................            16,055       41,577
Unrecognized net gain..................           (23,703)     (43,748)
Prior service cost not yet recognized
 in net periodic pension cost..........             1,157        1,254
Unrecognized net asset being amortized
 over 15 years.........................            (5,242)      (5,877)
Contributions withdrawn from the Plan
 (Note 9)..............................              -          (7,501)
Pension liability recognized in the
 Balance Sheet.........................          $(11,733)    $(14,295)

      Plan assets consist primarily of equities and fixed income securities. The Plan is deemed to be fully funded for federal income tax purposes, therefore, the Company did not make any contributions to the Plan during 1993 or 1992.
      The actuarial present value of projected benefit obligations for October 1, 1993 and 1992 was determined using a weighted average discount rate of 6.25% and 7.75%, respectively, and an assumed rate of increase in compensation of 5.5% and 6.5%, respectively. The expected long-term rate of return on Plan assets was 9.5% for 1993 and 1992. The assumptions used in determining the funded status at October 1 are used in determining the following year's net periodic pension costs.
      Prior to 1993, the cumulative unrecognized net gains or losses in excess of 10% of the greater of the market-related value of Plan assets and the projected benefit obligation were amortized over the average remaining service period of active participants. Pursuant to the PSC Statement of Policy and Order Concerning the Accounting and Rate-making Treatment for Pensions and Postretirement Benefits Other than Pensions (OPEB), issued September 7, 1993 (OPEB Order), effective January 1, 1993 the Company changed its accounting to a method of amortizing each year's experience gain or loss over 10 years. Such change had the effect of reducing 1993 net periodic pension costs by approximately $4.4 million.

      The Company also has an Executive Deferred Compensation Plan (EDC Plan) and a Retirement Benefit Restoration Plan (RBR Plan) which were established for key executives, under which periodic payments will be made to such employees upon retirement. The net periodic costs of the EDC Plan, which was established in 1992, amounted to approximately $203,000 and $142,000 for 1993 and 1992, respectively. In order to recover the costs of the EDC Plan, the Company has obtained life insurance policies on the participants in such Plan, with the Company as beneficiary. The net periodic pension costs of the RBR Plan, which was established in 1993, amounted to approximately $44,000 in 1993.
      Pursuant to the OPEB Order, deferred accounting has been granted by the PSC for any variation (above or below) between actual costs of the Company's pension plans and those costs allowed for rate-making purposes.


Other Postretirement Benefits:

       The Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. These and similar benefits for active employees are provided through insurance companies whose premiums are based on the benefits paid during the year. The cost of providing these benefits for active and retired employees was $7.9 million and $8.2 million for calendar year 1992 and 1991, respectively. Prior to 1992, the cost of providing retirees with these benefits was not separable from the cost of providing those benefits for the active employees. Beginning in 1992, such costs were separated, and for the period of April through December 1992, the cost of such benefits for retirees amounted to $1.4 million, which is included in the 1992 amount above.
       Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). This Statement requires that an employer's obligation for postretirement benefits expected to be provided to or for an employee be fully accrued by the date that the employee attains full eligibility for all benefits expected to be received by that employee, any beneficiaries and covered dependents, even if the employee is expected to render additional service beyond that date. Prior to adoption of SFAS 106, the Company recorded the costs of providing such benefits when paid.
      As allowed by SFAS 106, the Company intends to recognize the unfunded accumulated postretirement benefit obligation
(Transition Obligation) at January 1, 1993 over a 20-year period.

      Net periodic postretirement benefit cost for 1993 includes the following components:
                                                            1993
                                                         (Thousands
                                                         of Dollars)
  Service cost - benefits
   attributed to the period..........                    $ 1,754

  Interest cost on accumulated
   postretirement benefit
   obligation........................                      4,731

  Actual return on postretirement
   benefit plan (Plan) assets........                       -

  Amortization of Transition
   Obligation........................                      3,114

  Net periodic postretirement
   benefit cost......................                    $ 9,599

     The Plan's funded status reconciled with the Company's Consolidated Balance Sheet is as follows:
                                                    December 31, 1993
                                                 (Thousands of Dollars)
  Accumulated postretirement
   benefit obligation:
    Retirees.........................                    $(34,642)
    Fully eligible employees.........                      (6,705)
    Other employees..................                     (41,249)
                                                          (82,596)
  Plan assets at fair value..........                       7,710

  Excess of accumulated post-
   retirement benefit obligation
   over Plan assets..................                     (74,886)

  Unrecognized net loss..............                      15,776

  Prior service cost not yet
   recognized in net periodic
   postretirement benefit cost.......                        -

  Unrecognized Transition
   Obligation........................                      59,149

  Prepaid postretirement benefit
   recognized in the Consolidated
   Balance Sheet.....................                    $     39

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation under the Plan was 6.25%, and the rate of increase in future compensation levels utilized was 5.5%.
     The assumed health care cost trend is 13% in the early years and trends down to an ultimate rate of 5.5% by the year 2009. A 1% increase in health care cost trend rate assumptions would produce an increase in the accumulated postretirement benefit obligation at December 31, 1993 of $10.820 million and an increase in the aggregate service and interest cost of the net periodic postretirement benefit cost of $960,000.
     The Company has established tax-effective funding vehicles for such retirement benefits for collective bargaining and management employees in the form of qualified Voluntary Employee Beneficiary Association (VEBA) trusts. The Company funded the VEBA trusts in 1993 with tax-deductible contributions totaling $7.7 million.
     In the OPEB Order, deferred accounting has been granted by the PSC for any variation (above or below) between actual OPEB costs and those allowed for rate-making purposes. Pursuant to the 1993 Rate Order, $4.613 million of deferred electric OPEB costs and $832,000 of deferred gas OPEB costs were offset against Mirror CWIP and other deferred gas balances, respectively. Pursuant to the 1993 Rate Order, an estimated annual level of OPEB costs is included in the Company's electric and gas rates, effective November 22, 1993.


Other Postemployment Benefits:

     The Company provides certain illness and disability-related benefits to former or inactive employees, beneficiaries and covered dependents. The cost of providing these benefits was $164,000, $216,000 and $245,000 in 1993, 1992 and 1991,
respectively. In November 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), which establishes accounting and reporting requirements for employers who provide benefits to former or inactive employees after employment but before retirement. The Company will adopt SFAS 112 in the first quarter of 1994. The Company estimates that unfunded accumulated postemployment benefit obligations upon adoption will be approximately $850,000. The Company expects the PSC to allow the recording of a regulatory asset related to the adoption of SFAS 112. Accordingly, the Company believes that the adoption of SFAS 112 will not have a material impact on the Company's results of operations.

NOTE 8 - SALE OF RECEIVABLES AND RESERVE FOR UNCOLLECTIBLE
         ACCOUNTS

     The Company has a program to sell on a daily basis, without recourse, its accounts receivable from retail customers. Such program provides the Company with the ability to receive cash immediately for such receivables and thereby reduce its working capital requirements. There were no outstanding receivables sold as of December 31, 1993 or December 31, 1992.
     The average daily amount of accounts receivable sold was $700,000 in 1993, $4.3 million in 1992 and $8.3 million in 1991.
The costs associated with the sale of receivables are charged to operating expense and amounted to $55,000 in 1993, $200,000 in 1992 and $600,000 in 1991.
     The Company had a reserve balance for uncollectible accounts receivable of $2.0 million at December 31, 1993 and $1.5 million at December 31, 1992.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

Construction Program:

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding the Company's construction program for the five-year period 1994-1998.


Roseton Plant:

     The Company currently has a 35% undivided interest in the ownership and output of the 1,200 MW Roseton Plant. The Company is acting as agent for the cotenant owners with respect to operation of the Roseton Plant. Generally, the owners share the costs and expenses of the operation of the Roseton Plant in accordance with their respective ownership interests. The Company's share of direct operating expense for the Roseton Plant is included in the appropriate expense classification in the accompanying Consolidated Statement of Income.
     The Company, under a 1968 Agreement (Basic Agreement), has the option to purchase the interests of Niagara Mohawk (25%) and of Consolidated Edison Company of New York, Inc. (Con Edison) (40%) in the Roseton Plant in December 2004, exercise of which option is subject to the approval of the PSC. However, in 1987, in order to make provision for anticipated requirements for additional generating capacity commencing in the mid-1990s, the Company and Niagara Mohawk entered into an agreement (Amendment) revising the Basic Agreement option which the Company has to buy Niagara Mohawk's interest in the Roseton Plant. The Company's option to buy Con Edison's interest in the Roseton Plant is not affected by the Amendment. The Amendment is subject to the approval of the PSC, and in the event such approval is not obtained, the Amendment is cancelled and the parties return to their same positions under the Basic Agreement.
     Pursuant to the Amendment, Niagara Mohawk will sell to the Company a 2.5% interest in the Roseton Plant on December 31, 1994 and on each succeeding December 31, through and including December 31, 2003, which will be all of Niagara Mohawk's interest in the Roseton Plant. In exchange, Niagara Mohawk will have the option to repurchase from the Company up to a 25% interest in the Roseton Plant in December 2004. The prices for the purchases will be based on the depreciated book cost of the Roseton Plant, assuming straight-line depreciation to provide for a fully depreciated facility as of December 31, 2009. Pursuant to the Amendment, the Company also was granted the option to repurchase Niagara Mohawk's interest in that Plant when that Plant reaches the end of its assumed physical life as agreed upon by the parties.
     By joint petition filed with the PSC in February 1988, the Company and Niagara Mohawk requested the PSC to approve the transfers of interests in the Roseton Plant contemplated by the Amendment. In July 1988, the PSC issued an order establishing a proceeding to consider such joint petition. Among the issues identified by the PSC for consideration in such proceeding are:
(1) the relationship to such transfers of the process for bidding for additional capacity, set forth in a June 1988 PSC order applicable to the major New York State electric utilities, (2) the potential for demand side management as an alternative to the transfers contemplated by the Amendment, and (3) certain technical, accounting and forecasting issues regarding the information and studies submitted by the Company and Niagara Mohawk in support of the joint petition.
     In May 1989, the Company and the PSC Staff reached a Stipulation Agreement indicating that, giving consideration to expected demand side management activities, the proposed transfers of interest in the Roseton Plant were one alternative which would meet the Company's future needs for power. The Company issued a Request for Proposals (RFP) for alternative power supply arrangements approximating the capacity reflected in the proposed transfers of interest in the Roseton Plant, so as to test the reasonableness of such proposed transfers from Niagara Mohawk. In September 1992, the Company concluded that it was neither in its interest nor in its customers' interest for it to accept any of the third party bids for additional long-term generating capacity submitted under such RFP. The Company continues to evaluate its current and expected future needs for the Amendment and, if warranted by these studies, the Company intends to test the commercial reasonableness of the Amendment through a new RFP solicitation. The Company cannot predict what action the PSC may ultimately take in connection with the joint petition for the approval of such transfers under the Amendment.

Nuclear Liability and Insurance:

     The Price-Anderson Act is a federal law which limits the public liability which can be imposed with respect to a nuclear incident at a licensed nuclear electric generating facility.
Such Act also provides for assessment of owners of all licensed nuclear units in the United States for losses in excess of certain limits due to a nuclear incident at any such licensed unit. Under the provisions of the Price-Anderson Act, the Company's potential assessment (based on its 9% ownership interest in the Nine Mile 2 Plant and assuming that the other Nine Mile 2 Plant cotenants were to contribute their proportionate shares of the potential assessments) would be $5.67 million (subject to adjustment for inflation) and the Company could be assessed $283,500 (subject to adjustment for inflation) in respect to an additional surcharge, but would be limited to a maximum assessment of $900,000 in any year with respect to any nuclear incident. The public liability insurance coverage of $200 million required under the Price-Anderson Act for the Nine Mile 2 Plant is provided through Niagara Mohawk.
     The Company also carries insurance to cover the additional costs of replacement power (under a Business Interruption and/or Extra Expense Insurance Policy) incurred by the Company in the event of a prolonged accidental outage of the Nine Mile 2 Plant. This insurance arrangement provides for payments of up to $233,000 per week if the Nine Mile 2 Plant experiences a continuous accidental outage which extends beyond 21 weeks. Such payments will continue for 52 weeks after expiration of the 21-week deductible period, and thereafter the insurer shall pay 67% of the weekly indemnity for a second 52-week period and 67% for a third 52-week period. Subject to certain limitations, the Company may request prepayment, in a lump sum amount, of the insurance payments which would otherwise be paid to it in respect of said third 52-week period, calculated on a net present value basis.
     The Company is insured as to its respective interest in the Nine Mile 2 Plant under property damage insurance provided through Niagara Mohawk. The insurance coverage provides $500 million of primary property damage coverage for Units 1 and 2 of the Nine Mile Point Nuclear Station and $2.125 billion of excess property damage coverage for the Nine Mile 2 Plant. Such insurance covers decontamination costs, debris removal and repair and/or replacement of property.
     The Company intends to maintain, or cause to be maintained, insurance against nuclear risks at the Nine Mile 2 Plant, provided such coverage can be obtained at an acceptable cost.

Natural Gas Supply:

     The Company presently has in place five firm contracts (Contracts) for the supply of an aggregate of 10,222,342 Mcf. of natural gas, all of which are with third-party gas suppliers (Suppliers). Under the Contracts, the Suppliers deliver the gas to interstate pipeline companies (Pipelines) and the Pipelines deliver the gas to the Company's gas transmission system under separate firm transportation contracts which the Company has in place with such Pipelines. In addition, the Company has interruptible transportation agreements with the Pipelines. With the exception of 19,940 Mcf. per day of gas purchased from Canadian sources under contracts which expire in January 2012, or approximately 20% of total gas purchases, all of the above gas supply contracts will terminate in 1994 after the 1993-1994 winter heating season. All such expiring gas supply contracts will be replaced before the next winter heating season with competitively bid contracts with third-party gas suppliers.
     The Company has in aggregate, gas storage capability of 39,604 Mcf. per day, under long-term contracts. The Company also has a contract for the supply of liquefied natural gas which will remain in effect through September 30, 1995 and will continue from year-to-year thereafter. All pipeline transportation and storage contracts and associated tariffs are approved by FERC.
     In addition to the above gas supply, transportation, storage and liquefied natural gas supply contracts, the Company has in place an interim contract for the supply of up to 100,000 Mcf. per day of gas during April through October of each year for use as boiler gas at the Roseton Plant. This interim contract expires on April 30, 1994. The Company expects to replace the interim contract with a long-term contract which will expire in October 2006.
     In April 1992, FERC issued its final rule (Order 636) regarding the unbundling of natural gas supply services from transportation and storage services. These changes enable the Company to arrange for its gas supply directly with producers, gas marketers or pipelines, at its discretion, as well as arrange for transportation and gas storage services. In Order 636, FERC stated that all prudently-incurred transition costs may be recovered by the pipelines from customers. There are four elements of these transition costs: (1) unrecovered deferred purchase gas costs, (2) gas supply realignment costs, (3) stranded facilities costs, and (4) new facilities costs.
     The Company has been billed $560,000 of transition costs through December 31, 1993 by the pipelines. Transition costs are being recovered through the Gas Cost Adjustment Clause at a level equal to an annual amount of $1.4 million. The aggregate amount that the Company will be billed will depend on the outcome of many FERC proceedings, the outcome of which the Company is not able to predict. Depending on the outcome of such proceedings, the aggregate amount of such transition costs could range between $3 million and $5 million over the next several years. The Company expects to recover all such costs through the Gas Cost Adjustment Clause.

Take-or-Pay Gas Costs:

     In prior years, many interstate gas pipeline companies had entered into contracts with gas producers which required the pipeline companies to pay for a minimum amount of gas whether or not the gas is actually taken from the producer (take-or-pay costs). Pursuant to the FERC authorization, the Company's gas suppliers have included certain amounts of their take-or-pay costs in the rates charged to the Company.
     The PSC in October 1988 commenced a proceeding to determine, among other things, the recoverability and allocation in gas rates of New York State distribution companies of contract take-or-pay costs charged them by pipeline suppliers. In connection with such proceeding, the PSC has issued several orders which have directed, among other things, that 65% of take-or-pay costs being incurred by the Company may be recovered through current rates, subject to refund. Charges not subject to such conditional recovery are deferred with interest for subsequent consideration by the PSC. The amounts of the deferred charges not subject to conditional recovery at December 31, 1993 and 1992 were $2.483 million and $2.208 million, respectively.
     In the PSC proceeding, the Company has contended that there is no basis on which the responsibility for its pipeline suppliers' take-or-pay liability can be attributed to it. In addition, it is the Company's position that the PSC lacks any authority to deny it recovery of costs included in the FERC approved gas rates and would intend to oppose any attempt by the PSC to require it to absorb any take-or-pay or contract reformation costs which are included in its pipeline suppliers' FERC approved rates. The Company is unable at this time to estimate the amount of take-or-pay costs which may ultimately be included in its pipeline suppliers' charges to it or to predict what action the PSC might take to require the Company to absorb any portion of such costs. The final amount of such costs will depend on the FERC proceedings, the PSC proceeding and certain court litigation, the outcome of which the Company is not able to predict. Depending on the outcome of such proceedings and litigation, the final amount of such take-or-pay costs could be up to $6 million, which would have a material adverse effect on the Company's future earnings if the PSC were to require the Company to absorb a substantial portion thereof.
     Under similar circumstances, the PSC has recently approved certain take-or-pay cost settlements with other utilities which granted total recovery of the amounts reflected on their balance sheet. If the cost settlements achieved by other utilities were applied to the Company, this matter would not have a material adverse effect on the Company's financial position. The Company is currently discussing a settlement with the parties to the PSC proceeding.

Environmental Matters:

     General: On an ongoing basis, the Company assesses environmental issues which could impact the Company and its ratepayers.
     The Company is a party to several administrative proceedings (which are in their early stages) involving the effect on the environment of the operation and maintenance of facilities for the generation, transmission and distribution of electricity and the manufacture, transmission and distribution of natural gas. These proceedings include, but are not limited to, administrative proceedings before the New York State Department of Environmental Conservation related to the processing of permit application proceedings for the Company's generating stations under the State Pollution Discharge Elimination System and proceedings involving evaluation of whether properties owned by the Company, or formerly owned by the Company, may contain wastes representing a threat to the environment. At this stage of such proceedings, the Company can make no determination as to the outcome of such proceedings or the impact, if any, on the Company's financial position.

     Clean Air Act Amendments: The Clean Air Act Amendments of 1990 (CAA Amendments) added several new programs which address attainment and maintenance of national ambient air quality standards. This includes control of emissions from fossil-fueled electric power plants that affect "acid rain" and ozone.
     The "acid rain" emissions reduction requirements do not affect the Company's generating plants until January 1, 2000; however, the Company must comply with the monitoring provisions program as of January 1, 1995 and install continuous emission monitors. The Company's emissions of nitrogen oxides are subject to additional controls by May 31, 1995 under Title I of the CAA Amendments.
     The Company estimates that the installation of continuous emissions monitors and nitrogen oxides emissions controls will cost approximately $14 million. The Company expects that it will have adequate financial resources to comply with the requirements of the CAA Amendments.


Asbestos Litigation:

     Since 1987, the Company, along with many other parties, has been joined as a defendant or third-party defendant in approximately 400 asbestos lawsuits commenced in New York State and federal courts. The plaintiffs in these lawsuits have each sought millions of dollars in compensatory and punitive damages from all defendants. The cases were brought by or on behalf of individuals who have allegedly suffered injury from exposure to asbestos, including exposure which allegedly occurred at Company facilities.

     The Company has given notice of the cases to its insurance carriers, but such carriers have neither denied nor conceded coverage of these claims.
     Approximately 150 of these cases have been dismissed with respect to the Company, and the Company has agreed to settle approximately 100 of the cases for amounts which are not material in relation to the consolidated financial statements. Consequently, on January 1, 1994, the Company was a defendant in approximately 150 asbestos cases. Although the Company is presently unable to assess the validity of the remaining asbestos lawsuits, and accordingly cannot determine the ultimate liability relating to these cases, based on information known to the Company at this time, including its experience in settling asbestos cases and in obtaining dismissals of asbestos cases, the Company believes that the cost to be incurred in connection with the remaining lawsuits will not have a material adverse effect on the Company's financial position.

Tax Matters:

     Assessments: The IRS has closed all of the Company's federal income tax returns through 1986 and has completed the field work for the examination of the Company's federal income tax returns for 1987 and 1988. The IRS has proposed adjustments which have the potential to increase the Company's tax liability for 1987 and 1988 by approximately $16 million plus interest. Included in the proposed adjustments are significant issues related to Nine Mile 2 Plant, primarily its tax in-service date. The Company will defend its position on Nine Mile 2 Plant and other significant issues raised by the IRS. To the extent the IRS is able to sustain their positions on Nine Mile 2 Plant, the Company will be required to absorb a portion of the resulting tax liability. Although the Company is unable to assess its ultimate liability in this matter, the Company believes it would be able to recover a significant portion of any additional liability through rates. Accordingly, the Company expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position.

     Settlement with IRS under Actuarial Resolutions Program: In 1990, the IRS challenged the deductibility of an aggregate of $7.501 million of contributions made to the Company's Retirement Income Plan (Plan) during the years 1986 through and including 1989. In November 1992, the Company settled this matter under the IRS's Actuarial Resolutions Program. Such Settlement disallowed $7.501 million of the Company's claimed deductions for taxable years 1986 through 1989 and waived all related "penalties." In accordance with such Settlement, the Company withdrew the $7.501 million of contributions in question from the Plan in December 1992. The resultant increased tax due to the loss of such deductions was $1.903 million and interest on such amount was $1.160 million. The Company requested authorization from the PSC for deferral accounting on such interest. Pursuant to the 1993 Rate Order, the Company was authorized to offset the deferred interest at November 30, 1993 against Mirror CWIP and other deferred balances. In addition, the withdrawn contribution, net of tax effects, will benefit the Company's customers pursuant to such Order as follows: (1) $6.526 million will be refunded to the Company's electric customers over 36 months beginning in December 1993, and (2) $975,000 was offset against other deferred gas balances in December 1993.


Rental Expenses and Lease Commitments:

     The Company has lease commitments expiring at various dates, principally for real property and data processing equipment.
None of these leases involves any major facilities or any material noncancelable rental commitments. Although certain items meet the criteria for recording as capital leases, such recognition would have no significant effect on the consolidated financial statements. Therefore, all items are treated as operating leases.


Other Matters:

     The Company is involved in various other legal and administrative proceedings incidental to its business which are in various stages. While these matters collectively involve substantial amounts, it is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's financial position.
     Included in such proceedings is a PSC investigation of a November 1992 explosion in a dwelling in Catskill, New York involving personal injuries, including the death of an occupant, and property damage. The PSC, by Order issued and effective January 7, 1994, approved an Agreement which provides for a program for evaluating and replacing cast iron and unprotected steel pipeline facilities, and for an investment in four permanent employee training centers. The Company's shareholders will contribute $500,000 in 1994 toward the costs of such training centers and replacement program and $500,000 annually in 1995 and 1996 toward the costs of such replacement program. In 1997, the Company's shareholders will contribute up to $500,000 toward the cost of such replacement program depending on the Company's completion of certain tasks by specified dates.
     The National Transportation Safety Board conducted an investigation of the Catskill incident and recommended that the Company amend its procedure to ensure continuity of supervisory responsibility for the timely and effective verification of the safety integrity of exposed cast iron pipe and to implement a program to identify and replace in a timely manner cast iron piping systems that may threaten public safety. By letter dated October 22, 1993, the Company indicated that it had implemented these recommendations.
     Although the Company is unable to assess its ultimate liability in this matter, the Company believes it has adequate insurance coverage and, therefore, the final outcome of this matter is not expected to have a material adverse impact on the Company's financial position.


NOTE 10 - DEPARTMENTAL INFORMATION

     The Company is engaged in the electric and natural gas utility businesses and serves the Mid-Hudson Valley region of New York State. Total revenues and operating income before income taxes (expressed as percentages), derived from electric and gas operations for each of the last three years, were as follows:

                        Percent of              Percent of Operating
                      Total Revenues         Income Before Income Taxes

                    Electric       Gas       Electric            Gas
1993                   82%         18%          89%              11%
1992                   82%         18%          87%              13%
1991                   86%         14%          93%               7%


     For the year ended December 31, 1993, the Company served an average of 259,650 electric and 59,218 gas customers. Of the Company's total electric revenues during that period, approximately 42% was derived from residential customers, 30% from commercial customers, 22% from industrial customers and 6% from other utilities and miscellaneous sources. Of the Company's total gas revenues during that period, approximately 45% was derived from residential customers, 30% from commercial customers, 4% from industrial customers, 14% from interruptible customers and 7% from miscellaneous sources (including revenues from transportation of customer-owned gas).
     The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 14% of the Company's total electric revenues and approximately 8% of its total gas revenues for the year ended December 31, 1993. Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding IBM.
     Certain additional information regarding these segments is set forth in the following table. General corporate expenses, property common to both segments and depreciation of such common property have been allocated to the segments in accordance with practice established for regulatory purposes.

                                                     Electric
                                           1993         1992        1991
                                               (Thousands of Dollars)

Operating Revenues................         $422,925   $427,436   $424,121

Operating Expenses:
 Fuel and purchased electricity...          122,250    132,805    140,488
 Depreciation and amortization....           35,625     36,074     34,563
 Other, excluding income tax......          173,167    172,301    157,883
    Total.........................          331,042    341,180    332,934

Operating Income before Income Tax           91,883     86,256     91,187
Federal income tax, including
 deferred income tax - net........           25,642     21,368     20,886
Operating Income..................         $ 66,241   $ 64,888   $ 70,301

Construction Expenditures.........         $ 43,097   $ 50,159   $ 52,819

Identifiable Assets at December 31*
 Net utility plant................         $777,044   $779,291   $761,984
 Construction work in progress....           35,424     30,282     36,408
   Total utility plant............          812,468    809,573    798,392
 Materials and supplies...........           28,063     31,496     30,992
   Total..........................         $840,531   $841,069   $829,384

                                                        Gas
                                           1993         1992         1991
                                               (Thousands of Dollars)

Operating Revenues................         $ 94,448   $ 96,121   $ 70,615

Operating Expenses:
 Purchased natural gas............           53,900     55,066     39,867
 Depreciation and amortization....            4,057      3,522      2,667
 Other, excluding income tax......           25,210     24,180     21,159
    Total.........................           83,167     82,768     63,693

Operating Income before Income Tax           11,281     13,353      6,922
Federal income tax, including
 deferred income tax - net........            2,961      3,743      1,727
Operating Income..................         $  8,320   $  9,610   $  5,195


Construction Expenditures.........         $ 10,940   $ 11,562   $ 18,088

Identifiable Assets at December 31*
 Net utility plant................         $ 95,074   $ 90,352   $ 71,129
 Construction work in progress....            7,317      4,648     15,876
   Total utility plant............          102,391     95,000     87,005
 Materials and supplies...........            7,354      6,544      6,450
   Total..........................         $109,745   $101,544   $ 93,455

 *Identifiable assets not included herein are considered to be corporate assets and have not been allocated between the electric and gas segments.


NOTE 11 - FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:


Cash, Temporary Cash Investments and Special Deposits:

    The carrying amount approximates fair value because of the short maturity of those instruments.


Cumulative Preferred Stock Subject to Mandatory Redemption:

     The fair value is estimated based on the quoted market price of similar instruments.


Long-Term Debt:

     The fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities and quality.


Notes Payable:

     The carrying amount approximates fair value because of the short maturity of those instruments.

The estimated fair values of the Company's financial instruments are as follows:

                                                  December 31, 1993
                                                Carrying        Fair
                                                 Amount         Value
                                                (Thousands of Dollars)

Cash, temporary cash investments
  and special deposits................          $ 27,630         $ 27,630
Cumulative preferred stock subject
  to mandatory redemption (including
  current maturities).................           (35,000)         (35,575)
Long-term debt (including
  current maturities).................          (442,829)        (485,360)

                                                  December 31, 1992
                                                Carrying        Fair
                                                 Amount         Value
                                                (Thousands of Dollars)

Cash, temporary cash investments
  and special deposits................          $  12,467        $ 12,467
Cumulative preferred stock subject
  to mandatory redemption (including
  current maturities).................            (20,000)        (20,200)
Long-term debt (including
  current maturities).................           (442,539)       (465,368)
Notes payable.........................            (15,000)        (15,000)



     In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which establishes accounting and reporting requirements for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under SFAS 115, which the Company will adopt in the first quarter of 1994, an investment that the Company maintains in an insurance company would be classified as "available-for-sale" and accordingly, an unrealized net holding gain or loss would be recorded as an adjustment to common stock equity. Under SFAS 115, common stock equity would be adjusted to reflect periodic changes in the market value of this investment. Realized gains or losses would be recorded upon sale or other disposition of this investment. At December 31, 1993, the market value of this investment exceeded its carrying amount by approximately $1.5 million. The Company believes that the adoption of SFAS 115 will not have a material impact on the Company's results of operations.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected financial data for each quarterly period within 1992 and 1993 are presented below:
                                                                                  Earnings Per
                                                                   Income           Average
                                                                  Available         Share of
                                                                     for             Common
                               Operating        Operating          Common            Stock
                               Revenues          Income             Stock         Outstanding
                                       (Thousands of Dollars)                      (Dollars)
Quarter Ended:

  March 31, 1992......         $146,587          $23,540          $14,601           $ .92
  June 30, 1992.......          126,171           17,058            8,699             .55
  September 30, 1992..          118,715           17,046           10,087             .63
  December 31, 1992...          132,084           16,854            8,756             .55

  March 31, 1993......         $153,372          $26,711          $18,715           $1.15
  June 30, 1993.......          117,744           17,254            9,885             .59
  September 30, 1993..          120,076           17,068            9,264             .55
  December 31, 1993...          126,182           13,528            6,965             .41









                                                     -73-
