Form 10-K405, Exhibit 13
period 1994-12-31
CENTRAL HUDSON GAS & ELECTRIC CORP
filed 1995-03-28
CIK 18647

                                                                 EXHIBIT 13

                             FINANCIAL HIGHLIGHTS


Earnings Per Share: (Page 14)

     Earnings per share of common stock in 1994 remained unchanged from 1993 at $2.68. Earnings from operations, however, increased $.03 per share in 1994 when compared to 1993 earnings from operations. The inclusion of the gain on the sale of long-term investments in 1993, a non-recurring item, equalized the two years.

Dividends Per Share: (Page 30)

     The quarterly dividend rate was increased to $.52 per share, effective June 24, 1994. This represented an increase of 1% over the previous quarterly rate of $.515 per share. Dividends paid to shareholders in 1994 were $2.07 per share as compared to $2.03 per share in 1993. No portion of the 1994 dividend constitutes a return of capital.

Economy:

     While the Company continued to feel the effects of the reduction in employment by IBM in 1994, the local economy has continued to recover. The Company's economic development efforts coupled with the State and local government efforts helped to attract over 1,200 value-added jobs throughout the region. Notably, a semi-conductor manufacturing company began operation in the Company's service territory in 1994, adding 400 jobs.

Electric Sales: (Page 18)

     Sales of electricity within the Company's service territory decreased 3% in 1994. Sales of electricity to residential customers increased 1% due to the increase in usage per customer. Commercial sales increased 3% resulting from the combined effect of a 2% increase in usage per customer and a 1% increase in the number of customers. Electric sales to industrial customers decreased 13% due primarily to a 16% decline in usage by IBM.

Gas Sales: (Page 18)

     Firm sales of natural gas increased 4% in 1994. Sales of gas to residential customers increased 3% due to an increase in usage per customer. Sales to commercial customers increased
7% resulting from the combined effect of a 5% increase in usage per customer and a 2% increase in the number of customers. Firm gas sales to industrial customers decreased 4% primarily due to the shift of two large industrial customers from firm service to gas transportation service.

Rate Proceeding - Electric: (Page 9)

     The Company has no pending electric rate case filed with the Public Service Commission and cannot predict with certainty the date of the next filing.
     The last rate increase was effective November 22, 1993 which increased base rates by $5.133 million (or approximately 1.3% on an annual basis), based on a 10.6% return on common equity, an 8.5% return on total invested capital, and a resultant cash coverage of total interest charges during the Rate Year of 3.17 times.

Rate Proceeding - Gas: (Page 9)

     The Company has no pending gas rate case filed with the Public Service Commission and cannot predict with certainty the date of the next filing.
     In the last filing, the PSC authorized no increase in the Company's base gas rates. The Order in effect recognized a $1.237 million revenue requirement deficiency, but eliminated it by applying $537,000 of previously retained profits from sales of gas to interruptible customers as a rate moderator, and by imputing an increase of $700,000 net revenues from interruptible gas sales of the Company. The Order based its decision on a 10.6% return on common equity.

Common Stock: (Note 5)

     Issuances under the Automatic Dividend Reinvestment and Stock Purchase Plan and Customer Stock Purchase Plan increased the number of common shares outstanding to 17,238,464. At December 31, 1994 a share of common stock was selling at $26.50 while the book value per share was $25.34. At December 31, 1994 the Company's shares were held approximately 29% by individuals registered with the Registrar and Transfer Agent, 10% by institutional investors and 61% in "street name."

Financing Program: (Notes 5 & 6)

     On September 1, 1994, the Company retired at maturity its $50 million principle amount, 8 1/8% Series First Mortgage Bonds. The associated cash requirements were financed from internal funds and from net proceeds of $7.8 million realized from the issuance of 285,317 shares of common stock in 1994 through the Company's Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan.

Taxes: (Page 24)

     In 1994, the Company incurred $94.9 million for operating taxes levied by federal, state and local governments, representing 18 cents of every dollar of revenues.

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA*
(Thousands of Dollars)
                                                       1994            1993           1992            1991          1990
Operating Revenues
  Electric..............................           $  411,082      $  422,925     $  427,436      $  424,121     $  433,859
  Gas...................................              104,586          94,448         96,121          70,615         69,749
    Total...............................              515,668         517,373        523,557         494,736        503,608
Operating Expenses
  Operations............................              274,497         274,477        283,787         267,339        279,602
  Maintenance...........................               32,716          34,486         34,226          31,504         30,364
  Depreciation and amortization.........               40,380          39,682         39,596          37,230         36,134
  Taxes, other than income tax..........               66,899          65,564         66,339          60,554         57,234
  Federal income tax....................               28,043          28,603         25,111          22,613         22,456
    Total...............................              442,535         442,812        449,059         419,240        425,790
Operating Income........................               73,133          74,561         74,498          75,496         77,818
Other Income and Deductions
  Allowance for equity funds
   used during construction.............                  866             934            596          921               785
  Federal income tax....................                1,237           1,445            748           1,252          2,082
  Other - net...........................                6,296           5,167          4,427             854          1,505
    Total...............................                8,399           7,546          5,771           3,027          4,372
Income before Interest Charges..........               81,532          82,107         80,269          78,523         82,190
Interest Charges........................               30,603          31,717         32,581          35,582         41,155
Net Income..............................               50,929          50,390         47,688          42,941         41,035
Dividends Declared on
 Cumulative Preferred Stock.............                5,127           5,562          5,544           5,659          5,681
Income Available for Common Stock.......               45,802          44,828         42,144          37,282         35,354
Dividends Declared on Common Stock......               35,541          34,497         31,545          29,800         27,067
Amount Retained in the Business.........               10,261          10,331         10,599           7,482          8,287
Retained Earnings - beginning of year...               69,023          58,692         48,093          40,611         32,324
Retained Earnings - end of year.........           $   79,284      $   69,023     $   58,692      $   48,093     $   40,611

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA* (CON'T)
(Thousands of Dollars)
                                                       1994            1993           1992           1991            1990
Common Stock
  Average shares outstanding (000s)......              17,102         16,725         15,901         15,530          14,850
  Earnings per share on
   average shares outstanding............               $2.68          $2.68          $2.65          $2.40           $2.38
  Dividends declared per share...........              $2.075         $2.045          $1.98          $1.90           $1.82
  Book value per share (at year-end).....              $25.34         $24.65         $23.60         $22.84          $22.31

Total Assets.............................          $1,309,410     $1,328,235     $1,211,276     $1,184,548      $1,134,503
Long-term Debt...........................             389,364        391,810        441,096        416,030         407,638
Cumulative Preferred Stock...............              81,030         81,030         81,030         81,030          81,030
Common Equity............................             436,731        417,846        378,214        360,203         333,587




* This summary should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the "Financial Section" of this Annual Report.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAPITAL RESOURCES AND LIQUIDITY

CONSTRUCTION PROGRAM

     As shown in the Consolidated Statement of Cash Flows, the cash expenditures related to the Company's construction program amounted to $57.2 million in 1994, a $4.1 million increase from the $53.1 million expended in 1993. As shown in the table below, cash construction expenditures for 1995 are estimated to be $56.6 million, a decrease of $600,000 compared to 1994 expenditures. Internal sources funded 100% of the 1994 cash construction expenditures and are presently estimated to fund 100% of the forecasted cash construction expenditures for 1995.

     Estimates of construction expenditures, internal funds available, mandatory and optional redemption of long-term securities, and working capital requirements for the five-year period 1995-1999 are set forth by year in the following table:
                                                                                                              Total
                                                   1995        1996         1997        1998          1999      1995-1999
                                                                          (Thousands of Dollars)
Construction Expenditures*:
  Electric............................           $38,800     $37,100      $36,900     $41,300       $39,900     $194,000
  Gas.................................             8,200       8,700        8,700       8,900         8,200       42,700
  Common..............................             8,600       8,900        9,500      10,000        10,700       47,700
  Nuclear fuel........................             1,000       5,300          -         5,700           -         12,000
      Total...........................            56,600      60,000       55,100      65,900        58,800      296,400
Internal Funds Available:
  Depreciation accruals...............            41,200      43,000       44,400      45,700        47,600      221,900
  Deferred income tax - net...........            14,700      14,000        1,900       1,300         1,400       33,300
  Other...............................             7,100       8,700        9,000       9,600        10,700       45,100
      Total...........................            63,000      65,700       55,300      56,600        59,700      300,300
Excess of Construction
 Expenditures over Internal Funds.....            (6,400)     (5,700)        (200)      9,300          (900)      (3,900)
Mandatory Redemption of Long-term
 Securities:
 Long-term debt.......................             2,600         -            100         100        20,100       22,900
Optional Redemption of Long-term
 Securities:
 Long-term debt.......................               -        30,000          -           -             -         30,000
Working Capital Requirements..........            29,000      15,000       10,000      10,000        10,000       74,000
Total Cash Requirements...............           $25,200     $39,300      $ 9,900     $19,400       $29,200     $123,000

* Excluding the equity portion of Allowance for Funds Used During Construction (AFDC), a noncash item.

     Estimates of construction expenditures are subject to continuous review and adjustment, and actual expenditures may vary from such estimates. The depreciation accrual includes depreciation on the Nine Mile 2 Plant [as described in Note 2 of the Notes to Consolidated Financial Statements (Notes)], calculated on the remaining life amortization method, and the Company's Danskammer Point Steam Electric Generating Station (Danskammer Plant) coal reconversion investment, calculated on an assumed amortization rate of 5%. The deferred income tax projections are based on current federal income tax law.
     Included in the construction expenditures are expenditures which are required to comply with the Clean Air Act Amendments of 1990. The Company estimates such required expenditures will cost approximately $10.4 million. A discussion of the Clean Air Act Amendments is included in Note 8 of the Notes.
     As shown in the table above, it is presently estimated that funds available from internal sources will finance 100% of the Company's cash construction expenditures for the five-year period 1995-1999. During this same five-year period, total external financing requirements are projected to amount to $123.0 million, of which $22.9 million is related to the mandatory redemption of long-term securities and $30.0 million is related to the optional redemption of long-term securities.

CAPITAL STRUCTURE
     Over the past few years, the Company has substantially
increased its common equity ratio through retention of a portion of its earnings, offerings of its common stock to the public, and issuances of its common stock under its Automatic Dividend
Reinvestment and Stock Purchase Plan and its Customer Stock
Purchase Plan.  One result of these recent increases in its
common equity ratio has been a significant improvement in its interest coverage ratios (as shown under "Financial Indices" on page 30 of this report) which have also been improved by the refinancing of its debt at lower interest rates.  Despite a
tightening of bond rating criteria applied to the electric
utility industry, the Company has maintained its bond ratings.
The Company's bond ratings, which were recently affirmed, are
"A-" or equivalent by Standard & Poor's Corporation, Moody's
Investors Service, Inc. and Duff & Phelps Credit Rating Co., and
"A" by Fitch Investors Service.  The Company's long-term goal is to achieve and maintain bond ratings at the "A" level.
     Set forth below is certain information with respect to the
Company's capital structure at the end of 1994, 1993 and 1992:
                                         Year-end Capital Structure
                                    1994             1993             1992
Long-term debt ..........           43.0%            47.0%            48.3%
Short-term debt .........             .3               -               1.6
Preferred stock .........            8.9              8.6              8.8
Common equity ...........           47.8             44.4             41.3
                                   100.0%           100.0%           100.0%

FINANCING PROGRAM

     On September 1, 1994, the Company retired at maturity its 8 1/8% Series First Mortgage Bonds, of which $50 million principal amount was issued and outstanding. The associated cash requirements were financed from internal funds and from the issuance of 285,317 additional shares of common stock during 1994 through the Company's Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan.
     In 1993, the Company optionally redeemed two series of First Mortgage Bonds totaling $40 million and two series of preferred stock totaling $34.2 million. These securities were refunded with similar securities bearing lower interest or dividend rates. In March 1993, the Company issued 700,000 additional shares of common stock through a public offering. These funds were used to reduce short-term debt outstanding and to fund working capital requirements.
     In 1995, the Company expects to fund any external funding requirements related to its construction program and working capital requirements through issuances of common stock pursuant to its Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan and by issuing additional debt securities. The Company continues to monitor financial markets for opportunities to refinance debt or preferred stock at lower cost.

SHORT-TERM DEBT

     As more fully discussed in Note 4 of the Notes, which is hereby incorporated herein by reference, the Company has a revolving credit agreement with four commercial banks for borrowing up to $50.0 million through December 14, 1997. In addition, the Company continues to maintain confirmed lines of credit totaling $2.0 million with three regional banks. Also, during 1994, the Company negotiated short-term credit agreements with four commercial banks totaling $130.0 million in aggregate. Authorization from the Public Service Commission of the State of New York (PSC) limits the amount the Company may have outstanding at any time under all of its short-term borrowing arrangements to $52.0 million in the aggregate.

RATE PROCEEDINGS

     The Company has no pending rate cases filed with the PSC and cannot predict with certainty the dates of its next filings. The status of the Company's most recent rate case orders is discussed in the subcaptions below.

          ELECTRIC: On November 12, 1992, the Company filed a request with the PSC to increase its base rates for electric service to produce additional annual net revenues of $15.728 million based on projected operations during the rate year comprised of the period November 1, 1993 through October 31, 1994 (Rate Year).

     By Order Determining Revenue Requirement and Rate Design (Order), issued and effective February 11, 1994, the PSC permitted the Company to increase its electric base rates by $5.133 million (or approximately 1.3% on an annual basis), based on a 10.6% return on common equity, an 8.5% return on total invested capital, a resultant cash coverage of total interest charges during the Rate Year of 3.17 times, a recognized revenue requirement deficiency of $14.330 million and the use of $6 million (after-tax) of Mirror CWIP (as described in Note 1 of the Notes under the section entitled Allowance for Funds Used During Construction) as a rate moderator, which reduced such deficiency to the $5.133 million authorized increase. The Order also directed that such rates be designed to produce such revenues for the period November 22, 1993 through November 21, 1994.
     As a result of the application of Mirror CWIP under the Order, the balance of Mirror CWIP (available for utilization) on the Company's Consolidated Balance Sheet was reduced resulting from the application of: (1) $6.0 million of Mirror CWIP as a rate moderator, (2) $5.2 million of additional Mirror CWIP to offset deferred balance sheet items, and (3) $300,000 of Mirror CWIP to offset the revenues the Company would otherwise be entitled to collect for the period November 22, 1993 through December 20, 1993.
     In addition, the PSC directed the refund (through the Company's electric fuel cost adjustment clause) to ratepayers of $3.542 million during the 12 months beginning December 21, 1993. This refund represents the ratepayers' portion of the net proceeds received from litigation with respect to the construction of the Nine Mile 2 Plant.
          GAS: On November 12, 1992, the Company filed a request with the PSC to increase its base rates for firm natural gas service to produce additional annual net revenues of $1.838 million based on projected operations during the Rate Year. This represented an overall increase in firm gas revenues of 2.52%.
     By the Order, the PSC authorized no increase in the Company's base gas rates. The Order in effect recognized a $1.237 million revenue requirement deficiency, but eliminated it by applying $537,000 of previously retained profits from sales of gas to interruptible customers as a rate moderator, and by imputing an increase of $700,000 net revenues from interruptible gas sales of the Company. The Order also based such revenue requirement on a 10.6% return on common equity.

OTHER DEVELOPMENTS

     Electric Sales to IBM: The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 12% and 14% of the Company's total electric revenues for the years ended December 31, 1994 and 1993, respectively. Published reports indicate that IBM reduced its employment worldwide by 37,000 (14%) in 1994 and 45,000 (15%) in 1993 from a total of 301,000 in 1992. Such reports indicate that IBM has reduced its employment in the Company's service territory by approximately 2,600 employees in 1994 and 8,400 employees in 1993 to remain competitive in a challenging marketplace. These reductions bring the total number employed in the Company's service territory to 10,500, as compared to the peak level of IBM employment in excess of 30,000 in 1985. In 1994, published reports indicated that IBM would close its mainframe facility in Kingston, New York by the end of 1995 and relocate 1,500 of its workers to a similar plant in Poughkeepsie, New York. Both facilities are in the Company's service territory. During 1993, IBM phased out its semiconductor manufacturing operations at its East Fishkill, New York facility, which is in the Company's service territory. This downsizing of IBM is the main contributor to a decline of 17% in industrial and commercial electric sales and a decline of 17% in gas sales to IBM in 1994. This is in addition to the 1993 decline in electric sales to IBM of 20%. The Company cannot assess at this time the effect, if any, of such IBM employment reductions on the Company's future results of operations.
     New Accounting Standards: The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. As discussed in Note 7 of the Notes, this new accounting standard did not have an impact on the Company's results of operations.
     The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective
January 1, 1994. As discussed in Note 10 of the Notes, the adoption of this standard resulted in the recognition of a holding gain adjustment to common stock equity of $823,000 (net of tax) at December 31, 1994.
     Environmental Issues: On an ongoing basis, the Company assesses environmental issues which could impact the Company and its ratepayers. Notes 2 and 8 of the Notes, which are hereby incorporated herein by reference, discuss current environmental issues affecting the Company, including the Clean Water Act and Clean Air Act Amendments of 1990, which require control of emissions from fossil-fueled electric generating units, asbestos litigation cases, and two "Citizens Suits" intended to be filed against the Company by the City of Newburgh, New York after the City discovered allegedly hazardous coal-tar material on its property allegedly migrating from a former manufactured gas plant facility of the Company located in Newburgh, New York.
     Competition:
          General: Although the Company is subject to regulation by the PSC and by the Federal Energy Regulatory Commission
(FERC), the Company is substantially free from direct competition at the retail level, at this time. However, the Company is subject to price competition from oil, coal, wood, solar heating sources and self-generation and from bottled gas vendors for water heating, clothes drying, cooking, air conditioning and heating. In regards to sales for resale to other utility companies, both within and outside of New York State, the Company is in competition with other investor-owned utilities and the New York Power Authority (NYPA). NYPA also offers economic development power to industrial consumers in New York State, in competition with sales of electricity by the Company to such consumers in its service territory. The Company is in competition with other New York investor-owned utilities with respect to the expansion of the Company's gas business to new areas. Furthermore, the Company is in competition for the generation of electricity with qualified cogeneration, alternative energy, and small hydro facilities under federal and state laws, from which the Company is required to purchase power, and with other independent power producers (including other utility-owned subsidiaries), to which the Company currently has limited exposure. The enactment of the Energy Policy Act of 1992 and the FERC's rules providing open-access to interstate pipelines will expose the electric and gas industry to additional risks and uncertainties due to the introduction of increased competition and related regulatory and legislative requirements, eroding perhaps the position of a utility as a franchised monopoly, which is free from most forms of competition.
          New York - Electric: In March of 1993, the PSC initiated a proceeding to address numerous issues related to competition in the energy markets in New York State. Two phases of this proceeding have been established to address the issues to be considered in the proceeding. The Company has been actively involved in both phases.
     Phase I of such proceeding, which was completed in the summer of 1994, resulted in the approval by the PSC of "flexible rates" that would allow electric utility companies to negotiate individual contracts with certain large industrial and commercial customers to provide electricity at prices lower than currently offered. Flexible rates could help utilities retain large customers in an increasingly competitive environment. Under the flexible rate guidelines, residential and small customers and utility shareholders would share the burden of revenue losses which result from discounts to larger customers. To date, the Company has not offered such flexible rates to any of its customers.

     Phase II of such proceeding, which is now underway, has an overall objective of identifying regulatory and rate-making practices that will assist in the transition to a more competi-tive electric industry designed to increase efficiency in the provision of electricity while maintaining safety, environmental, affordability and service priority goals. To achieve this objective, Phase II will establish general principles to form the basis for the development of a framework toward a more competitive electric marketplace. Phase II will also examine issues relating to the establishment of a fully efficient wholesale electric market, including whether divestiture of generating assets by the provider of transmission and distribu-tion services would enhance the transition to a competitive wholesale market. Issues relating to retail competition also will be examined. By Opinion and Order issued and effective December 22, 1994, the PSC, as the first step of Phase II, issued proposed principles to guide the transition in New York to competition for electric service. Among such proposed principles are the following: (1) the current industry structure, in which most power plants are vertically integrated with natural monopoly transmission and distribution, is incompatible with effective wholesale or retail competition, and (2) utilities should have a reasonable opportunity to recover prudent and verifiable expenditures and commitments made pursuant to their legal obligations, "as long as they are cooperating in furthering all of these principles." The Company can make no prediction as to the outcome of Phase II of this proceeding or when Phase II will be concluded.
          New York - Natural Gas: In October 1993, the PSC initiated a proceeding to address issues associated with the restructuring of the emerging competitive natural gas market, a process which had been set in motion by Order 636 of the Federal Energy Regulatory Commission, which requires pipeline gas suppliers to separate natural gas sales service from transportation and storage service, and which allows Local Distribution Companies (LDCs), such as the Company and other end users, open access to the interstate pipeline system for the purpose of transporting their gas from gas producing areas to the customer. This PSC proceeding examined such issues to determine how best to implement changes in the services provided by the LDCs' segment of the gas industry, so that the benefits of the increased competition fostered by federal actions are fully realized by customers. By Opinion and Order, issued and effective December 20, 1994, the PSC set forth the policy framework to guide the transition of New York's gas distribution industry in the post-FERC Order 636 environment. Such PSC Order essentially extends a number of the FERC "unbundling" concepts, found in said Order 636 to the retail gas business. This Order is not believed to have a material impact on the Company. As an outgrowth of this restructuring proceeding and Order, a new state-wide proceeding has been established by the PSC to address gas purchasing practices, gas cost recovery and gas affordability. The Company can make no prediction as to the outcome of this new state-wide proceeding or when such proceeding will be concluded.
          Company's Response: In response to the competitive forces and potential regulatory changes which it has faced, the Company has from time to time considered, and expects to continue to consider, various strategies designed to enhance its competitive position and to increase its ability to adapt to any anticipated changes in its business. The Company's goal is to be "the energy supplier of competitive choice to its customers," and it has satisfied or intends to satisfy such goal by implementing appropriate cost-reduction measures, such as: the cancellation of an agreement with Niagara Mohawk Power Corporation (Niagara Mohawk) to purchase the interest of Niagara Mohawk in the Roseton Electric Generating Station (Roseton Plant) operated by the Company and in which the Company is a cotenant; the satisfaction of a portion of its power requirements with purchases of lower-cost electricity from energy providers outside the Company's service territory; the operation of certain of its generating units on alternating six-month intervals and/or the placement of certain of its generating units on "ready-reserve;" reduction of contractor costs through redeployment of its workforce; and reduction of its workforce through attrition.

RESULTS OF OPERATIONS

     The following discussion and analysis includes an explanation of the significant changes in revenues and expenses when comparing 1994 to 1993 and 1993 to 1992. Additional information relating to changes between these years is provided in the Notes on pages 36 through 52 of this Report.

EARNINGS

     Earnings per share of common stock are shown after provision for dividends on preferred stock and are computed on the basis of the average number of common shares outstanding during the year. The number of common shares, the earnings per share and the rate of return earned on average common equity are as follows:

                                                1994       1993       1992
Average shares outstanding (000s)..            17,102     16,725      15,901
Earnings per share.................            $ 2.68     $ 2.68      $ 2.65
Return earned on common equity
 per books*........................             10.7%      11.1%       11.4%

* Return on equity for regulatory purposes differs from these figures.

     Earnings per share in 1994 remained unchanged from 1993. Although earnings from normal operations increased $.03 per share in 1994, such increase was offset by the absence of the $.03 per share gain realized in 1993 from the sale of long-term investments. The $.03 per share increase in earnings from operations was due primarily to lower interest charges on the Company's outstanding debt, resulting in large part from the payment at maturity in 1994 of $50 million principal amount of 8 1/8% Series First Mortgage Bonds and the refinancing of high interest rate debt and preferred stock in 1993, and increased gas net operating revenues.
     These increases were partially offset, however, by reduced earnings from PSC incentive programs related to fuel costs and energy efficiency programs, decreased electric net operating revenues attributable primarily to decreased sales to large industrial customers, especially IBM, an increase in the number of shares of common stock outstanding, and decreased earnings of non-regulated subsidiary companies.
     The $.03 cent per share increase in 1993 earnings versus 1992 earnings includes the effect of one-time items on earnings per share in both 1992 and 1993. The effect of the one-time inclusion of the Nine Mile 2 Plant net litigation proceeds (which increased 1992 earnings by $.10 per share) was partially offset by the effect of a one-time gain from the sale of long-term investments (which increased 1993 earnings per share by $.03). Thus, excluding these two one-time items, income from operations increased $.10 per share in 1993 as compared to 1992. The increase in earnings from operations of $.10 per share was due primarily to higher electric base rates, an increase in the amortization to income of Mirror CWIP as a rate moderator, and lower interest charges on the Company's outstanding debt resulting from the additional refinancing of high interest rate debt in 1993.
     These increases were partially offset, however, by a decrease in industrial electric sales (primarily attributable to the operational cutbacks by IBM described above) and higher federal income taxes.



OPERATING REVENUES

     Total operating revenues decreased $1.7 million (.3%) in 1994, as compared to 1993, and $6.2 million (1.2%) in 1993, as compared to 1992.

See the table below for details of the variations:

                                               Increase or (Decrease) from Prior Year
                                            1994                              1993
                                 Electric       Gas       Total     Electric      Gas        Total
                                                       (Thousands of Dollars)
Customer sales............       $ (6,105)   $ 4,555    $(1,550)    $(6,155)   $(5,646)   $(11,801)
Sales to other utilities..           (831)       -         (831)     (2,407)       -        (2,407)
Increase in base rates....          4,704        -        4,704       7,605        -         7,605
Fuel cost adjustment......         (7,534)     6,234     (1,300)     (4,202)     2,806      (1,396)
Deferred revenues.........         (3,405)      (881)    (4,286)        322      1,628       1,950
Miscellaneous.............          1,328        230      1,558         326       (461)       (135)
       Total..............       $(11,843)   $10,138    $(1,705)    $(4,511)   $(1,673)   $ (6,184)

SHARING ARRANGEMENTS

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

                                      1994          1993            1992
                                          (Thousands of Dollars)
Variation in actual electric
 fuel costs from targeted
 amounts....................       $(1,666)        $1,345         $(1,067)
Customer (charge) credit....        (1,333)         1,076            (854)
Income (expense) recognized
 by the Company.............       $  (333)       $   269         $  (213)

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

                                      1994          1993          1992
                                          (Thousands of Dollars)
Variation in actual net
 revenue from imputed
 amounts....................         $ 1,123       $  889         $(3,118)
Customer (charge) credit....             898          711          (2,494)
Income (expense) recognized
 by the Company.............         $   225       $  178         $  (624)

     Prior to November 22, 1993, the treatment established by the PSC regarding net revenues from interruptible gas sales was to impute in gas base rates an annual level of $1.2 million. Firm gas customers were to receive 100% of any net revenues between $1.2 million and $1.8 million, and any net revenues in excess of $1.8 million were to be shared 80%/20% between the Company's firm gas customers and the Company, respectively.
     Effective November 22, 1993, the PSC changed said treatment regarding net revenues from interruptible gas sales. The PSC increased the level of such net revenues imputed in gas base rates from $1.2 million to $1.9 million. Also, the incentive sharing mechanism was changed from 80%/20% between the Company's gas customers and the Company to 90%/10%. This mechanism applied to all net revenues above $1.9 million from the Company's ten largest firm transportation customers and all net revenues from all other interruptible sales and transportation customers. The described mechanism will remain in effect unless otherwise directed by the PSC.
     The following table sets forth the actual net revenue from interruptible gas sales, the amount credited to firm gas customers, and the amount of such net revenues retained by the Company and recognized in the results of operations:

                                        1994      1993       1992
                                        (Thousands of Dollars)
Actual net revenue from
 interruptible gas sales....          $3,716     $3,278     $4,515
Customer credit.............           1,550      1,725      2,771
Income recognized by the
 Company (includes imputed
  amounts)..................          $2,166     $1,553     $1,744


SALES

      Sales of electricity within the Company's service territory decreased 3% in each of 1994 and 1993, largely reflecting a decline in usage by IBM, as described under the above caption entitled "Other Developments."
      Firm sales of natural gas increased 4% and 2% in 1994 and 1993, respectively. The increase in 1994 was largely attributable to an increase in the usage by residential and commercial customers. The 1993 increase was primarily from an increase in the number of residential and commercial customers.

Changes in sales by major customer classification are set forth below:

                                               % Increase (Decrease)
                                                   from Prior Year
                                                       Electric
                                                   1994         1993
Residential.........................                 1            3
Commercial..........................                 3            4
Industrial..........................               (13)         (13)

                                                         Gas
                                                   1994         1993
Residential.........................                 3            1
Commercial..........................                 7            3
Industrial..........................                (4)           -


     Residential electric sales: Residential electric sales are primarily affected by the growth in the number of customers and the change in kWh. usage per customer. Customer usage is also sensitive to weather. Changes in these components are set forth in the table below:
                                                   % Increase
                                                 from Prior Year
                                                 1994           1993
Growth in number of customers............            -            1
Change in average usage
 per customer............................            1            2


      In both 1994 and 1993, the increased usage per customer was largely attributable to hotter summer weather as cooling degree days increased 10% over 1993 and 280% over 1992.

      Commercial electric sales:   The components of the changes
in commercial electric sales are set forth in the table below:

                                                      % Increase
                                                   from Prior Year
                                                      1994     1993
Growth in number of customers..............             1        2
Change in average usage
 per customer..............................             2        2

      Industrial electric sales: In both 1994, as compared to 1993, and 1993, as compared to 1992, industrial electric sales decreased 13%, due primarily to a decline in usage by IBM of 16% in 1994 and 20% in 1993.

      Gas sales - firm: The following tables set forth customer growth, changes in customer usage and heating degree days for the residential and commercial classifications. Changes in residential and commercial gas sales are affected by weather conditions.

                                                 % Increase (Decrease)
                                                     from Prior Year
                                                  Residential Sales
                                                      1994     1993
Growth in number of customers...........                -        2
Change in average usage per
 customer...............................                3       (1)


                                                   Commercial Sales
                                                      1994     1993
Growth in number of customers...........                2        4
Change in average usage per
 customer...............................                5       (1)


                                                     Degree Days
                                                      1994     1993
Bimonthly billing cycle.................               (1)       1
Calendar year...........................               (3)       -



      Firm gas sales to industrial customers decreased 4% in 1994 primarily due to the shift of two large industrial customers from firm service to gas transportation service. Firm gas sales to industrial customers in 1993 remained unchanged from the 1992 level.

      Gas sales - interruptible: Interruptible gas sales increased 33% in 1994 as compared to 1993, and decreased 37% in 1993 as compared to 1992. The 1994 increase was due primarily to the sale of natural gas to the other cotenant owners of the Roseton Plant for use as a boiler fuel. The 1993 decrease was due to a reduction in the amount of natural gas sold to the other cotenants for use as a boiler fuel at the Roseton Plant, which was a result of lower costs of alternate fuels. In addition,

Unit 2 of the Roseton Plant was severely damaged by a fire in March 1993 and was not returned to service until December 1993.

NUCLEAR OPERATIONS

      The operations of the Nine Mile 2 Plant, of which the Company owns a 9% interest, have continued to improve. The actual capacity factor for 1994 exceeded the targeted capacity factor included in the Company's electric fuel adjustment clause; and the actual cost of operation for 1994 and 1993 has approximated the amount provided for in the rate-making process. Both of these factors contributed to a positive impact on earnings.
      The Company has continued to participate actively on the management, operations and accounting committees for the Nine Mile 2 Plant and, also, on the finance committee, which deals with regulatory and budgeting issues in an effort to produce better forecasts and control costs.
      The Plant is scheduled to commence its fourth refueling outage in April 1995, with a targeted 60-day duration.
      As more fully discussed in Note 2 of the Notes, the Company continues to base its decommissioning cost estimates on the 1989 decommissioning study which is filed with the Nuclear Regulatory Commission (NRC) and which estimates are included in the Company's rates. Niagara Mohawk has advised the Company that it intends to complete a new decommissioning study, on behalf of the Nine Mile 2 Plant cotenant owners, during 1995. The Company believes that decommissioning costs are likely to be much higher than the 1989 estimates of such costs but is unable to predict the costs at this time. The Company also believes that decommissioning costs, if higher than currently estimated, will ultimately be recovered in the rate-making process, although no such assurance can be given. When this study is completed and filed with the NRC, the Company will update its decommissioning cost estimates.

OPERATING EXPENSES

Changes in operating expenses from the prior year are set forth below:

                                           Increase or (Decrease)
                                               from Prior Year
                                           1994                  1993
                                      Amount      %         Amount      %

                                           (Dollars in Thousands)
Operating Expenses:
  Fuel and purchased
   electricity...............        $(10,266)     (8)     $(10,555)     (8)
  Purchased natural gas......           6,688      12        (1,166)     (2)
  Other expenses of
   operation.................           3,436       4         1,794       2
  Maintenance................          (2,381)     (8)            6       -
  Nine Mile 2 Plant operation
   and maintenance...........             773       5           871       6
  Depreciation and
   amortization..............             698       2            86       -
  Taxes, other than
   income tax................           1,335       2          (775)     (1)
  Federal income tax.........            (560)     (2)        3,492      14
       Total.................        $   (277)      -      $ (6,247)     (1)


      The most significant elements of cost are fuel and purchased electricity in the Company's electric department and purchased natural gas in the Company's gas department. Approximately 27% in 1994 and 29% in 1993 of every revenue dollar billed in the Company's electric department was expended for the combined cost of fuel used in electric generation and purchased electricity.
The corresponding figures in the Company's gas department for the cost of purchased gas were 58% and 57%, respectively.
      In 1994 and 1993, the combined cost of fuel used in electric generation and purchased electricity decreased $10.3 million (8%) and $10.6 million (8%), respectively, resulting primarily from lower per unit costs and decreased sales of electricity.
      In an effort to keep the cost of electricity at the lowest reasonable level, the Company purchases energy from other member companies of the New York Power Pool, whenever such energy can be purchased at a unit cost lower than the incremental cost of generating the energy in the Company's plants.

     The following table shows the average fuel cost per kWh. for the Company's three major generating plants during the last five years:
                                Average Cost (/kWh.)
                        Danskammer        Roseton        Nine Mile
                           Plant           Plant          2 Plant*
      1994                 1.98             2.62            .53
      1993                 1.95             2.67            .57
      1992                 2.01             2.64            .60
      1991                 2.25             2.43            .64
      1990                 2.36             2.94           1.21


* The post-1990 decrease in the average cost per kWh. for the Nine Mile 2 Plant was primarily a result of the 1991 revaluation of that Plant's remaining MBTUs in the initial load, as well as lower costs associated with that Plant's first reload which occurred in January 1991.

      The amount of natural gas purchased, excluding gas burned as boiler fuel at the Danskammer Plant and the Company's share of gas burned as a boiler fuel at the Roseton Plant, and the cost per Mcf. during the last five years are set forth in the following table:

                            Amount of Gas
      Year                  Purchased - Mcf.              $/Mcf.
      1994                  16,215,092                     3.63
      1993                  14,968,805                     3.79
      1992                  16,831,406                     3.59
      1991                  11,640,289                     3.50
      1990                  11,813,255                     3.37


      The 1994 increase in gas purchased was due primarily to increased sales of natural gas to the other cotenant owners for use as a boiler fuel at the Roseton Plant and increased sales of natural gas to residential and commercial customers. The decrease in gas purchased in 1993 was due primarily to a reduction in gas sold to the other cotenant owners for use as a boiler fuel at the Roseton Plant. The large increase in gas purchased in 1992 was due primarily to the increased sales of natural gas to residential and commercial customers and the sale of natural gas to the other cotenant owners of the Roseton Plant for use as a boiler fuel beginning in February 1992. As discussed in Note 8 of the Notes, competitively bid contracts that the Company has in place for a majority of its gas supply will expire in 1995 after the 1994-1995 winter heating season and are expected to be replaced with competitively bid contracts with third-party gas suppliers.

      Under FERC Order 636, LDCs, such as the Company, are permitted to offer their unutilized firm transportation service to others for a fee; this is known as capacity brokering. The Company filed with the PSC a capacity brokering program for its service territory, which was approved in May 1994. This program gives the Company an opportunity to defray some or all of the monthly fixed charges when its firm transportation capacity is not fully utilized and, as a result, reduces the costs billed to the Company's firm gas customers. The Company brokered such excess capacity at various times during 1994.
      Other expenses of operation increased $3.4 million (4%) in 1994 primarily due to higher employee wages and associated fringe benefits. The 1993 increase of $1.8 million (2%) in other expenses of operation was a result of increased costs associated with the Company's energy efficiency programs and higher employee wages.
      Maintenance expenses decreased $2.4 million (8%) in 1994 due primarily to $4.1 million of higher costs incurred in 1993 for the scheduled major overhauls of Units 3 and 4 at the Danskammer Plant with no comparable overhauls in 1994. These costs were partially offset by a $1.9 million increase in maintenance costs related to the Company's gas transmission and distribution system in 1994. Maintenance costs for 1993 were stable when compared to 1992 maintenance costs.
      The Company's portion of operating expenses, taxes and depreciation pertaining to the operation of the Nine Mile 2 Plant are included in the Company's financial results. In 1994 and 1993, the amounts provided in rates were approximately equal to the actual operation and maintenance expenses for the Nine Mile 2 Plant.
      The Company's composite rate for depreciation amounted to 3.15% in 1994, 3.17% in 1993 and 3.29% in 1992 of the original cost of average depreciable property. The ratio of the amount of accumulated depreciation to the cost of depreciable property at December 31 was 34.5% in 1994, 32.8% in 1993 and 31.4% in 1992.
      Property taxes, including school taxes, increased $1.5 million and $891,000 in 1994 and 1993, respectively. Nine Mile 2 Plant property taxes accounted for $208,000 and $90,000, respectively, of such increases.
      State and local taxes levied on gross revenues decreased $406,000 and $1.8 million in 1994 and 1993, respectively. In 1994, the revenue taxes decreased due to the reduced rate of the New York State Surcharge Tax for utility service from 15% to
12.5% effective June 1, 1994. The 1993 decrease was due primarily to the inclusion in 1992 cost of a retroactive New York State Gross Receipts Tax, which increased 1992 costs by $1.2 million. These two categories of taxes accounted for a substantial portion of the total changes in operating taxes.
      With the enactment in August 1993 of the Omnibus Budget Reconciliation Act of 1993 (OBRA), the corporate federal income tax rate increased from 34% to 35%, effective January 1, 1993.
The PSC authorized deferral of the resultant increase in the corporate federal income tax rate until its disposition is determined in the next rate case.
      See Note 3 of the Notes for an additional analysis and reconciliation of the federal income tax.

OTHER INCOME AND INTEREST CHARGES

      Details of the AFDC are set forth below:

                                   1994          1993          1992
                                      (Thousands of Dollars)

Nine Mile 2 Plant.........        $  441        $  738        $  597
Iroquois Gas Pipeline
 interconnection..........           -              -            201
Other.....................           940           807           749

     Total................        $1,381        $1,545        $1,547

AFDC rate.................         8.50%         8.75%         6.75%

      The higher AFDC rate in 1993 was due to construction
expenditures being funded primarily by the higher cost of
permanent capital as compared to lower cost short-term borrowings in 1992.  See caption "Allowance for Funds Used During
Construction" in Note 1 of the Notes for additional information.
      Total interest charges (excluding AFDC) decreased $1.2
million (4%) in 1994 and $1.2 million (4%) in 1993.  The
following table sets forth some of the pertinent data on the
Company's outstanding debt:
                                                  December 31,
                                            1994       1993        1992
                                             (Thousands of Dollars)
Long-term debt:
  New debt issued.............           $   -       $ 40,000    $ 76,000
  Debt retired................             50,000      40,000      56,000
  Outstanding at year-end:*
    Amount (including current
    portion)..................            393,853*    443,897*    443,618*
    Effective rate............               6.71%       6.75%       7.05%
Short-term debt:
  Average daily amount
   outstanding ...............           $     16    $    330    $ 12,984
  Weighted average
    interest rate ............               6.69%       3.94%       4.48%

*Including debt of subsidiaries of $4.8 million in 1994 and 1993 and $4.4 million in 1992.

See Notes 4 and 6 of the Notes for additional information.
     In an effort to reduce its cost of debt, the Company refinanced a large portion of its high interest rate debt with lower interest rate debt during the period from December 1990 to November 1993.

     Details of the 1992, 1993 and 1994 long-term debt redemptions and payments are shown below:
Redemptions and Payments:                                    Applicable
                                                          Redemption/Payment
         Series of                 Principal Amount          Price  (% of         Redemption/Payment
     First Mortgage Bonds           Redeemed/Paid         Principal Amount)              Date
   11%     Series due 1995           $ 4,000,000*              100.000%               July  2, 1992
   11%     Series due 1995            12,000,000               102.445%               July  2, 1992
    9 3/8% Series due 2000            25,000,000               102.390%             August  1, 1992
    9 1/4% Series due 2004            15,000,000               104.080%             August  1, 1992
    7 3/4% Series due 2002            20,000,000               102.630%           September 1, 1993
    7 1/8% Series due 1999            20,000,000               101.230%           November 15, 1993
    8 1/8% Series due 1994            50,000,000**             100.000%           September 1, 1994
 *  Mandatory sinking fund payment.
 ** Payment at maturity.

Issuance and Sale:
     Details of the issuances and sales in 1992 and 1993 under the Company's Medium Term
Note Program under which First Mortgage Bonds and/or unsecured debt could be issued are shown below (no issuances or sales occurred in 1994):
      Tranches of                                               Proceeds              Issuance and
   Medium Term Notes               Principal Amount            to Company              Sale Date

    7.70% due 2000*                  $25,000,000                99.400%               June 11, 1992
    7.97% due 2003*                    8,000,000                99.375%               June 11, 1992
    7.97% due 2003*                    8,000,000                99.375%               June 11, 1992
    7.85% due 2004**                  15,000,000                99.375%               July  2, 1992
    8.12% due 2022*                   10,000,000                99.250%             August 31, 1992
    8.14% due 2022*                   10,000,000                99.250%             August 31, 1992
    6.10% due 2000*                   10,000,000                99.400%             August  9, 1993
    6.46% due 2003*                   10,000,000                99.375%             August  9, 1993
    5.38% due 1999**                  20,000,000                99.500%            October 14, 1993
*  First Mortgage Bonds.
** Promissory Note.
                                                   - 27 -

   The $116 million principal amount of Medium Term Notes, detailed above and in Note 6 of the Notes, was issued and sold pursuant to PSC authorization under an Order which expired as of December 31, 1994. By an Order issued and effective October 17, 1994, the PSC granted the Company authorization to issue and sell, through December 31, 1996, up to an additional $80 million of securities. This $80 million can be composed of Medium Term Notes solely or a combination of Medium Term Notes and up to $40 million worth of Common Stock.

FINANCIAL INDICES

   Selected financial indices for the last five years are set forth in the following table:
                                                                     1994    1993    1992    1991    1990
Pretax coverage of
 total interest charges:
     Including AFDC.....................................             3.38x   3.29x   3.07x   2.70x   2.43x

     Excluding AFDC.....................................             3.15x   3.15x   2.95x   2.62x   2.36x

Pretax coverage of total interest
 charges and preferred stock dividends..................             2.74x   2.65x   2.49x   2.22x   2.04x

Percent of construction expenditures
 financed from internal funds...........................              100%    100%    100%     88%    100%

AFDC and Mirror CWIP as a percentage
 of income available for common stock...................               16%     11%     10%      8%      9%

Effective tax rate......................................               35%     35%     34%     33%     33%

COMMON STOCK DIVIDENDS AND PRICE RANGES

     The Company and its principal predecessors have paid dividends on its common stock in each year commencing 1903, and the common stock of the Company has been listed on the New York Stock Exchange since 1945. The price ranges and the dividends paid for each quarterly period during the Company's last two fiscal years are as follows:

                           1994                            1993

                 High      Low     Dividend      High      Low    Dividend

1st Quarter    $30 1/8   $27 7/8    $.515      $34 1/4   $30 5/8     $.50
2nd Quarter     29 3/4    25 3/4     .515       34 1/2    30 5/8      .50
3rd Quarter     27 5/8    23         .52        35 5/8    34          .515
4th Quarter     26 1/2    22 7/8     .52        34 3/8    28 3/8      .515

     On June 26, 1992 the Company increased the quarterly dividend rate to $.50 per share and on June 25, 1993 increased the quarterly dividend rate to $.515 per share. On June 24, 1994 the quarterly dividend rate was further increased to $.52 per share. The 1994 increase in the dividend was smaller than in recent years in order to enhance the Company's competitive position in the electric utility industry. The Company presently intends to increase future dividends by a modest amount, if and to the extent supported by sustained earnings growth, while at the same time gradually reducing the Company's payout ratio; however, any determination of future dividend declaration, and the amounts and dates of such dividends, will depend on the circumstances known at the time of consideration of such declaration.
     The number of registered holders of common stock as of December 31, 1994 was 26,373. Of these, 26,107 were accounts in the names of individuals with total holdings of 5,042,379 shares, or an average of 193 shares per account. The 266 other accounts, in the names of institutional or other non-individual holders, for the most part, hold shares for the benefit of individuals.
     The Company's 4.85% Promissory Notes due December 1, 1995 contain limitations upon the right of the Company to declare or pay any dividend or make any other distribution on (other than dividends or distributions payable in common stock), or acquire, for a consideration, any shares of its common stock unless the aggregate of all such dividends, distributions and considerations since December 31, 1964 does not exceed an amount determined by a formula. At December 31, 1994, the amount of retained earnings available for dividends on the Company's common stock under the provisions of said 4.85% Promissory Notes was $70.9 million.

Report of Independent Accountants

To the Board of Directors and Shareholders of Central Hudson Gas
& Electric Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Central Hudson Gas & Electric Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 7 to the Consolidated Financial Statements, in 1993 the Company changed its method of accounting for post-retirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.





PRICE WATERHOUSE LLP

New York, New York
January 27, 1995

STATEMENT OF MANAGEMENT'S RESPONSIBILITY


Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements of Central Hudson Gas & Electric Corporation and its subsidiaries (collectively, the Company) as well as all other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and, in some cases, reflect amounts based on the best estimates and judgements of the Company's Management, giving due consideration to materiality.

The Company maintains an adequate system of internal controls to provide reasonable assurance that among other things, transactions are executed in accordance with Management's authorization, that the consolidated financial statements are prepared in accordance with generally accepted accounting principles and that the assets of the Company are properly safeguarded. The system of internal controls is documented, evaluated and tested by the Company's internal auditors on a continuing basis. Due to the inherent limitations of the effectiveness of internal controls, no internal control system can provide absolute assurance that errors will not occur. Management believes that the Company has maintained an effective system of internal control over the preparation of its financial information including the consolidated financial statements of the Company as of December 31, 1994.

Independent accountants were engaged to audit the consolidated financial statements of the Company and issue their reports thereon. The Report of Independent Accountants, which is presented above, does not limit the responsibility of Management for information contained in the consolidated financial statements and elsewhere in the Annual Report.

The Company's Board of Directors maintains a Committee on Audit which is composed of Directors who are not employees of the Company. The Committee on Audit meets with Management, its Internal Auditing Manager, and its independent accountants several times a year to discuss internal controls and accounting matters, the Company's consolidated financial statements, the scope and results of the audits performed by the independent accountants and the Company's Internal Auditing Department. The independent accountants and the Company's Internal Auditing Manager have direct access to the Committee on Audit.











_________________________                    ______________________
JOHN E. MACK, III                            JOHN F. DRAIN
Chairman of the Board and                    Vice President-Finance
Chief Executive Officer                      and Controller




                                             January 27, 1995

CONSOLIDATED BALANCE SHEET
(Thousands of Dollars)
                                                                                     December 31,

                         ASSETS                                                     1994           1993
Utility Plant
  Electric.....................................................                 $1,114,574      $1,083,491
  Gas..........................................................                    131,830         128,093
  Common.......................................................                     80,652          80,485
  Nuclear fuel.................................................                     31,525          28,199
                                                                                 1,358,581       1,320,268
  Less: Accumulated depreciation...............................                    462,105         427,504
        Nuclear fuel amortization..............................                     23,655          20,646
                                                                                   872,821         872,118
  Construction work in progress................................                     58,252          42,741
                                                                                   931,073         914,859

Other Property and Investments.................................                     10,948           8,465












                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)
                                                                                      December 31,

                         ASSETS                                                     1994           1993
Current Assets
  Cash...........................................................                    5,335          6,609
  Temporary cash investments.....................................                      457         20,563
  Accounts receivable from customers - net of allowance for
    doubtful accounts; $2.0 million in 1994 and 1993.............                   43,908         46,452
  Accrued unbilled utility revenues..............................                   15,076         16,931
  Other receivables..............................................                    5,953          2,255
  Materials and supplies, at average cost:
    Fuel.........................................................                   19,293         20,800
    Construction and operating...................................                   14,096         14,617
  Special deposits and prepayments...............................                   12,092         11,368
                                                                                   116,210        139,595

Deferred Charges
  Deferred finance charges-Nine Mile 2 Plant (Note 1)...........                    71,904         73,049
  Income taxes recoverable (Note 3).............................                    69,331         71,121
  Unamortized debt expense......................................                    11,072         12,707
  Deferred energy efficiency costs (Note 1).....................                     9,583         10,316
  Deferred gas costs (Note 1)...................................                     6,983         10,239
  Deferred vacation (Note 1)....................................                     3,888          3,643
  Other.........................................................                    19,789          20,246
                                                                                   192,550         201,321
Accumulated Deferred Income Tax (Note 3)........................                    58,629          63,995
                                                                                $1,309,410      $1,328,235

                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)                                                              December 31,
              LIABILITIES                                                         1994           1993
Capitalization
  Common Stock Equity
    Common stock, $5 par value (Note 5).........................                $  86,192     $   84  ,766
    Paid-in capital (Note 5)....................................                  277,205        270,848
    Retained earnings...........................................                   79,284         69,023
    Capital stock expense.......................................                   (6,773)        (6,791)
    Unrealized gain on investment (Note 10).....................                      823           -
                                                                                  436,731        417,846
  Cumulative Preferred Stock (Note 5)
    Not subject to mandatory redemption.........................                   46,030         46,030
    Subject to mandatory redemption.............................                   35,000         35,000
                                                                                   81,030         81,030

  Long-term Debt (Note 6).......................................                  389,364        391,810
                                                                                  907,125        890,686

Current Liabilities
  Current maturities of long-term debt..........................                    3,525         51,019
  Notes payable.................................................                    3,000           -
  Accounts payable..............................................                   29,441         28,554
  Accrued taxes and interest....................................                    6,829          6,610
  Accrued vacation (Note 1).....................................                    4,081          3,836
  Customer deposits.............................................                    3,763          3,452
  Dividends payable.............................................                   10,246          9,906
  Other.........................................................                    5,556          4,716
                                                                                   66,441        108,093

                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)                                                                 December 31,
              LIABILITIES                                                            1994        1993
Deferred Credits and Other Liabilities
  Deferred finance charges - Nine Mile 2 Plant (Note 1).........                    34,431        40,431
  Income taxes refundable (Note 3)..............................                    28,383        28,935
  Accrued pension costs (Note 7)................................                     9,705        11,733
  Operating reserves............................................                     5,663         2,346
  Deferred unbilled gas revenues................................                     3,754         5,814
  Deferred gas refunds..........................................                     3,431           815
  Deferred Nine Mile 2 Plant litigation proceeds (Note 2).......                       626         3,695
  Other.........................................................                    11,267          3,908
                                                                                    97,260        97,677

Accumulated Deferred Income Tax (Note 3)........................                   238,584       231,779

Commitments and Contingencies (Notes 2 and 8)...................
                                                                                $1,309,410    $1,328,235










                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME
(Thousands of Dollars)
                                                                   Year ended December 31,
                                                               1994             1993              1992
Operating Revenues
  Electric..............................                     $400,327         $411,339          $413,443
  Gas...................................                      104,586           94,448            96,121
    Total - own territory...............                      504,913          505,787           509,564
  Revenues from electric sales to other
   utilities............................                       10,755           11,586            13,993
                                                              515,668          517,373           523,557
Operating Expenses
  Operation:
    Fuel used in electric generation....                       67,899           72,291           106,970
    Purchased electricity...............                       44,085           49,959            25,835
    Purchased natural gas...............                       60,588           53,900            55,066
    Other expenses of operation.........                      101,925           98,327            95,916
  Maintenance...........................                       32,716           34,486            34,226
  Depreciation and amortization (Note 1)                       40,380           39,682            39,596
  Taxes, other than income tax..........                       66,899           65,564            66,339
  Federal income tax (Note 3)...........                       28,043           28,603            25,111
                                                              442,535          442,812           449,059

Operating Income........................                       73,133           74,561            74,498

Other Income and Deductions
  Allowance for equity funds used during
   construction (Note 1)................                          866              934               596
  Federal income tax (Note 3)...........                        1,237            1,445               748
  Other - net...........................                        6,296            5,167             4,427
                                                                8,399            7,546             5,771
Income before Interest Charges..........                       81,532           82,107            80,269

        The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME (CON'T)
(Thousands of Dollars)
                                                                    Year ended December 31,

                                                               1994             1993              1992
Interest Charges
  Interest on mortgage bonds..............                    19,624            22,390           23,207
  Interest on other long-term debt........                     7,917             6,487            6,286
  Other interest..........................                     1,784             1,204            1,954
  Allowance for borrowed funds used
   during construction (Note 1)...........                      (515)             (611)            (951)
  Amortization of (premium) and expense
   on debt-net............................                     1,793             2,247            2,085
                                                              30,603            31,717           32,581

Net Income................................                    50,929            50,390           47,688

Dividends Declared on Cumulative
 Preferred Stock..........................                     5,127             5,562            5,544

Income Available for Common Stock.........                  $ 45,802          $ 44,828          $42,144

Common Stock:
  Average shares outstanding (000s).......                    17,102            16,725           15,901
  Earnings per share on
   average shares outstanding.............                     $2.68             $2.68            $2.65




                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Thousands of Dollars)
                                                                    Year ended December 31,

                                                               1994             1993              1992



Balance at beginning of year..............                   $ 69,023         $ 58,692          $48,093
Net Income ...............................                     50,929           50,390           47,688
                                                              119,952          109,082           95,781
Dividends declared:
  On cumulative preferred stock...........                      5,127            5,562            5,544
  On common stock ($2.075 per share 1994;.
   $2.045 per share 1993; $1.98 per share
   1992)..................................                     35,541           34,497           31,545
                                                               40,668           40,059           37,089
Balance at end of year....................                   $ 79,284*        $ 69,023          $58,692




* Pursuant to the terms of the 4.85% promissory notes, due 1995, $70,870 is available for payment of dividends on common stock.






                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Thousands of Dollars)
                                                                         Year ended December 31,
                                                                      1994          1993          1992
Operating Activities
  Net Income..........................................             $ 50,929     $  50,390      $ 47,688

  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization including nuclear
      fuel amortization...............................               44,616        43,887        42,999
     Deferred income taxes, net.......................               12,970        15,593        11,107
     Allowance for equity funds used during
      construction....................................                 (866)         (934)         (596)
     Nine Mile 2 Plant deferred finance charges, net..               (4,855)       (7,987)       (9,951)
     Provisions for uncollectibles....................                3,306         3,431         3,824
     Accrued pension costs............................               (2,028)       (2,562)        8,774
     Gain on sale of long-term investment.............                  -            (670)          -
     Deferred gas costs...............................                3,256        (2,974)       (4,103)
     Deferred gas refunds.............................                2,616           416          (127)
     Other - net......................................                4,376         3,807         3,911
     Changes in current assets and
      liabilities, net:
        Accounts receivable and unbilled utility
         revenues.....................................               (2,604)       (3,701)      (10,670)
        Materials and supplies........................                2,028         2,623          (598)
        Special deposits and prepayments..............                 (724)          444          (949)
        Accounts payable..............................                  887           668        (6,725)
        Accrued taxes and interest....................                  219        (4,561)        1,535
        Other current liabilities.....................                1,396             7        (1,788)

  Net cash provided by operating activities...........              115,522        97,877        84,331

                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CASH FLOWS (CON'T)
(Thousands of Dollars)
                                                                     1994           1993           1992
Investing Activities
  Additions to plant.................................              (58,045)       (54,037)       (61,721)
  Allowance for equity funds used during construction                  866            934            596
  Net additions to plant.............................              (57,179)       (53,103)       (61,125)
  Roseton Plant restoration costs related to fire
   damage............................................                 (853)        (9,454)          -
  Insurance recoveries related to
   Roseton Plant restoration.........................                4,371          5,936           -
  Nine Mile 2 Plant decommissioning trust fund.......                 (895)          (942)          (917)
  Proceeds from sale of long-term investments........                  -            2,212           -
  Other - net........................................               (2,648)          (215)          (671)
  Net cash used in investing activities..............              (57,204)       (55,566)       (62,713)
Financing Activities
  Proceeds from issuance of:
    Long-term debt...................................                  230         41,722         77,630
    Common stock.....................................                7,783         30,122          7,453
    Cumulative preferred stock.......................                  -           35,000           -
  Net borrowings (repayments) of short-term debt.....                3,000        (15,000)        (4,000)
  Retirement and redemption of long-term debt........              (50,273)       (41,443)       (57,797)
  Retirement and redemption of cumulative preferred
   stock.............................................                  -          (35,000)          -
  Dividends paid on cumulative preferred and common
   stock.............................................              (40,328)       (39,527)       (36,691)
  Issuance and redemption costs......................                 (110)        (2,271)        (2,869)
  Net cash used in financing activities..............              (79,698)       (26,397)       (16,274)
Net Change in Cash and Cash Equivalents..............              (21,380)        15,914          5,344
Cash and Cash Equivalents at Beginning of Year.......               27,172         11,258          5,914
Cash and Cash Equivalents at End of Year.............             $  5,792       $ 27,172      $  11,258
Supplemental Disclosure of Cash Flow Information
    Interest paid (net of amounts capitalized).......             $ 28,681       $ 30,287      $  30,413
    Federal income taxes paid........................               12,100         13,000         11,298
                 The Notes to Consolidated Financial Statements are an integral part hereof.
                                                   - 42 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General:

  The Company is subject to regulation by the Public Service Commission of the State of New York (PSC) and the Federal Energy Regulatory Commission (FERC) with respect to its rates for service and the maintenance of its accounting records. The Company's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the regulatory authorities having jurisdiction.
  Certain amounts from prior years have been reclassified on the consolidated financial statements to conform with the 1994 presentation.

Principles of Consolidation:

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.
  The Company's subsidiaries are each wholly owned, and consist of landholding, cogeneration or energy management companies. The net income of the Company's subsidiaries is reflected in the Consolidated Statement of Income as other non-operating income.
  Summarized financial data for the Company's subsidiaries, included in the consolidated financial statements, is as follows:

                                      1994           1993        1992
                                        (Thousands of Dollars)

Total Assets (year-end)             $20,749        $20,097     $17,651
Net Assets (year-end)                10,465         10,240       9,274
Revenues                              2,417          7,368       4,753
Net Income                              225            966         634

Utility Plant:

      The costs of additions to utility plant and replacements of retirement units of property are capitalized at original cost. The Company's pro rata share of the costs of Unit No. 2 of the Nine Mile Point Nuclear Station (Nine Mile 2 Plant) are capitalized at original cost, less the disallowed investment of $169.3 million which was recorded in 1987. Costs include labor, materials and supplies, indirect charges for such items as transportation, certain taxes, pension and other employee benefits and an allowance for the cost of funds used during construction (AFDC). Replacement of minor items of property is included in maintenance expenses.
      The original cost of property, together with removal cost, less salvage, is charged to accumulated depreciation at such time as the property is retired and removed from service.

Jointly Owned Facilities:

      The Company has a 9%, or 97.2 MW, undivided interest in the
1,080 MW Nine Mile 2 Plant (see Note 2) and a 35%, or 420 MW,
undivided interest in the 1,200 MW Roseton Steam Electric
Generating Plant (Roseton Plant) (see Note 8 caption "Roseton
Plant").
      The Company's pro rata share of the investment in the Nine
Mile 2 Plant and the Roseton Plant, as included in its
Consolidated Balance Sheet at December 31, 1994 and 1993, were:
                                                 1994            1993
                                              (Thousands of Dollars)
      Nine Mile 2 Plant
       Plant in service                       $309,893         $304,354
       Construction work in progress             3,941            7,933
       Accumulated depreciation                (48,248)         (41,148)
     Roseton Plant
       Plant in service                       $130,310         $122,753
       Construction work in progress             3,740            1,014
       Accumulated depreciation                (70,525)         (62,623)


Allowance For Funds Used During Construction:

      The Company includes in plant costs AFDC approximately equivalent to the cost of funds used to finance construction expenditures. The concurrent credit for the amount so capitalized is reported in the Consolidated Statement of Income as follows: the portion applicable to borrowed funds is reported as a reduction of interest charges while the portion applicable to other funds (the equity component, a noncash item) is reported as other income. The AFDC rate was 8.50% in 1994, 8.75% in 1993 and 6.75% in 1992.
      During the construction of the Nine Mile 2 Plant, the PSC authorized the inclusion in rate base of increasing amounts of the Company's investment in that Plant. The Company did not accrue AFDC on any of the Nine Mile 2 Plant construction work in progress (CWIP) which was included in rate base and for which a cash return was being allowed; however, the PSC ordered, effective January 1, 1983, that amounts be accumulated in deferred debit and credit accounts equal to the amount of AFDC which was not being accrued on the CWIP included in rate base (Mirror CWIP). The balance in the deferred credit account is available to reduce future revenue requirements by amortizing portions of the deferred credit to other income or by the elimination through writing off other deferred balances as directed by the PSC. Based on the history of cost escalation in the electric utility industry and the history of the Company's rate increases, the Company expects such application of the deferred credit will occur over a period substantially shorter than the life of the Nine Mile 2 Plant. When amounts of such deferred credit are applied in order to reduce revenue requirements, amortization is started for a corresponding amount of the deferred debit, which amortization continues on a level basis over the remaining life of the Nine Mile 2 Plant resulting in recovery of such corresponding amount through rates. Deferred debit and deferred credit amounts of Mirror CWIP are identified on the Consolidated Balance Sheet as "Deferred finance charges-Nine Mile 2 Plant." Mirror CWIP is expected to be exhausted by the end of the useful life of the Nine Mile 2 Plant either through the amortization or write-off procedures described above or through the write-off of the remaining debit and credit as directed by the PSC. The net effect of this procedure is that at the end of the amortization period for the deferred credit, the accounting and rate-making treatment will be the same as if the Nine Mile 2 Plant CWIP had not been included in rate base during the construction period.
      Pursuant to the PSC Order and Opinion issued and effective April 9, 1992 regarding the Company's 1990 electric rate case, the Company was authorized to offset $8.5 million of the deferred credit against other deferred balances and to amortize $3.0 million annually to other income beginning in May 1992.
      Pursuant to the PSC's Opinion and Order Determining Revenue Requirement and Rate Design, issued and effective February 11, 1994 (1993 Rate Order) the Company was authorized to offset $5.5 million of the deferred credit against other deferred balances and to amortize $6.0 million annually beginning in December 1993. In 1994, 1993 and 1992, the Company amortized $6.0 million, $3.3 million and $2.1 million, respectively, of this deferred credit.
      The $6.0 million amortization of the deferred credit will be continued until changed in a future PSC rate order. The level of the deferred debit amortization is based on the level of deferred credits that have been utilized in setting revenue requirements for a rate year. Any amounts of deferred credits that are utilized in the period between the end of the rate year and the setting of new rates are included in the amortization level for the deferred debit over the then remaining life of the Nine Mile
2 Plant. The deferred debit amortization level is currently set at $1.145 million per year.

Depreciation and Amortization:

      For financial statement purposes, the Company's depreciation provisions are computed on the straight-line method using rates based on studies of the estimated useful lives and estimated net salvage of properties, with the exception of the Nine Mile 2
Plant which is depreciated on a remaining life amortization method. The year 2026, which is the year in which the Nine Mile
2 Plant operating license expires, is used as the end date in the development of the remaining life amortization. Reference is made to the caption "Operating Expenses" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the ratio of the total provision for depreciation to the original cost of average depreciable property. The
Company performs depreciation studies on a continuing basis and upon approval by the PSC, periodically adjusts the rates of its various classes of depreciable property. The most recent study was performed in 1993. The provision for depreciation of transportation equipment is charged indirectly to various asset and expense accounts.
      For federal income tax purposes, the Company uses an accelerated method of depreciation and generally uses the shortest life permitted for each class of assets.

Amortization of Nuclear Fuel:

      The cost of the Nine Mile 2 Plant nuclear fuel assemblies and components is amortized to operating expenses based on the quantity of heat produced for the generation of electric energy. Niagara Mohawk Power Corporation (Niagara Mohawk), on behalf of the Nine Mile 2 Plant cotenants, has entered into an agreement with the U.S. Department of Energy (DOE) for the ultimate disposal and storage of spent nuclear fuel. The cotenants are assessed a fee for such disposal based upon the kilowatt-hours generated by the Nine Mile 2 Plant. These costs are charged to operating expense and recovered from customers through base rates or through the electric fuel cost adjustment clause described below. The Company cannot now determine whether such arrangements with the DOE will ultimately provide for the satisfactory permanent disposal of such waste products.

Rates and Revenues:

      Electric and gas retail rates, including fuel and gas cost adjustment clauses, applicable to intrastate service (other than contractually established rates for service to municipalities and governmental bodies) are regulated by the PSC. Transmission rates, facilities charges and rates for electricity sold for resale in interstate commerce are regulated by the FERC.
      Revenues are recognized on the basis of cycle billings rendered monthly or bimonthly. Estimated revenues are accrued for those customers billed bimonthly whose meters are not read in the current month.

      The Company's tariff for retail electric service includes a fuel cost adjustment clause pursuant to which electric rates are adjusted to reflect changes in the average cost of fuels used for electric generation and in certain purchased power costs, from the average of such costs included in base rates. The Company's tariff for gas service contains a comparable clause to adjust gas rates for changes in the price of purchased natural gas and certain costs of manufactured gas.

Deferred Electric Fuel Costs:

      The provisions of the electric fuel cost adjustment clause are such that changes in fuel costs incurred in the current month are not billed or credited to customers until subsequent months. Therefore, in order to match costs and revenues, the Company defers that portion of such costs incurred in the current month which will result in a cost adjustment in subsequent months.
      Pursuant to a 1985 Order of the PSC, the Company's electric fuel cost adjustment clause provides for a partial sharing of variations in fuel costs from the levels of fuel costs projected in rate proceedings. The Company bears 20% of the first $10 million of variation and 10% of the second $10 million of variation. The partial sharing applies to variations in actual fuel costs either above or below the projected levels; accordingly, the Company's maximum annual exposure, or benefit, is $3 million, before taxes.
      As a result of the adoption of the partial sharing electric fuel adjustment clause, the PSC adopted a symmetrical sharing arrangement for net revenues from sales to other utilities. Shortfalls below the targeted amount, as well as amounts above the targeted amount, will be shared 80% by the customers and 20% by the Company.
      Reference is made to the caption "Sharing Arrangements" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for results of both sharing arrangements mentioned above.

Deferred Gas Costs:

      In accordance with requirements of the PSC applicable to all New York State regulated gas utilities, the Company defers each month any difference between the amount of gas costs incurred which is recoverable through the gas cost adjustment clause (GAC) and GAC revenues. The net deferral remaining at August 31 of each year is amortized over a subsequent twelve-month period for both billing and accounting purposes. See Note 8 captions "Natural Gas Supply" and "Take-or-Pay Gas Costs" as to deferral of certain contract take-or-pay costs charged by pipeline suppliers.

Energy Efficiency Programs:

      The PSC has required utilities to adopt comprehensive long-range planning which includes demand side management and energy conservation (Energy Efficiency Program). The Company's revised 1994 Energy Efficiency Program was approved by the PSC. The Energy Efficiency Program costs are deferred and amortized over either five or ten years, as directed by the PSC.
      In addition to the deferral of Energy Efficiency Program costs, the Company recovers lost net revenues that result from the Program. Incentive earnings related to the achievement of energy efficiency goals are recovered through the electric fuel cost adjustment clause.

Deferred and Accrued Vacation:

      The Company's employees begin accruing vacation in July of each year for use in the following year; the monthly accrual of days is based on the number of years of service for each employee. However, for rate-making purposes, vacation pay is recognized as an allowable expense only when paid. Accordingly, the Company records a current liability for earned vacation pay and an equivalent deferred charge representing the future recoverability of the difference between costs incurred and costs recovered in the rate-making process.

Federal Income Tax:

      The Company's policy with respect to accounting for federal income taxes is to reflect in income the estimated amount of income tax currently payable and to provide for deferred taxes in accordance with generally accepted accounting principles.

Cash and Cash Equivalents:

      For purposes of the Consolidated Statement of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - NINE MILE 2 PLANT

General:

     The Nine Mile 2 Plant is located in Oswego County, New York, and is operated by Niagara Mohawk. The Nine Mile 2 Plant is owned as tenants in common by the Company (9% interest), Niagara Mohawk (41% interest), New York State Electric & Gas Corporation (18% interest), Long Island Lighting Company (18% interest) and Rochester Gas and Electric Corporation (14% interest). The output of the Nine Mile 2 Plant, which has a rated net capability of 1,080 MW, is shared and the operating expenses of the Plant are allocated to the cotenants in the same proportions as the cotenants' respective ownership interests. The Company's share of direct operating expense for the Nine Mile 2 Plant is included in the appropriate expense classifications in the accompanying Consolidated Statement of Income.
      Under the Operating Agreement for the operation of the Plant entered into by the cotenants, Niagara Mohawk acts as operator of the Nine Mile 2 Plant, and all five cotenants share certain policy, budget and managerial oversight functions. Such
Operating Agreement remains in effect subject to termination on six months' notice.

Plant Litigation Settlements:

      In 1992, the Company recognized $2.328 million in other income representing the shareholders' portion of the net proceeds from various settlement agreements regarding disputes and litigations that arose in connection with the construction of the Nine Mile 2 Plant. The ratepayers' share of the net proceeds of $3.542 million was refunded by the Company to its ratepayers over approximately twelve months beginning December 21, 1993.


Radioactive Waste:

      An agreement for interim storage of the Nine Mile 2 Plant low-level radioactive waste has been agreed to between Niagara Mohawk and the cotenants that will provide for the storage of the Nine Mile 2 Plant low-level radioactive waste at Unit No. 1 of the Nine Mile Point Nuclear Station (Nine Mile 1 Plant) until June 30, 2010. It is expected that all low-level radioactive waste stored at Nine Mile 1 Plant (owned 100% by Niagara Mohawk) will have been transferred to a low-level radioactive waste operating facility within New York State by this date. Niagara Mohawk has contracted with the DOE for disposal of high-level radioactive waste (spent fuel) from the Nine Mile 2 Plant (see
Note 1 - Summary of Significant Accounting Policies - "Amortization of Nuclear Fuel"). The DOE announced in early 1990 that the schedule for start of operations of its high-level radioactive waste repository had slipped from 2003 to no sooner than 2010. The Company has been advised by Niagara Mohawk that the Nine Mile 2 Plant Spent Fuel Storage Pool has a capacity for spent fuel that is adequate until 2014. If further DOE schedule slippage should occur, facilities that extend the on-site storage capability for spent fuel at the Nine Mile 2 Plant beyond 2014 would need to be acquired.

Nuclear Plant Decommissioning Costs:

      The Company's 9% share of costs to decommission the Nine Mile 2 Plant, is estimated to be approximately $118.5 million ($25.1 million in 1994 dollars). This is based on a 1989 cost estimate included in the decommissioning plan filed with the Nuclear Regulatory Commission (NRC) in 1990 and assumed that decommissioning will begin in the year 2027.
      The Company believes that decommissioning costs are likely to be much higher than the above estimate but is unable to predict the costs at this time. Niagara Mohawk intends to complete a new decommissioning study, on behalf of all Nine Mile
2 Plant cotenants, for the Nine Mile 2 Plant during 1995. Until such time as the new decommissioning study is completed and filed with the NRC, the Company will continue to base its decommissioning cost estimates on the 1989 study.
      The annual decommissioning allowance reflected in rate-making is based upon the 1989 estimate, which includes amounts for radioactive and non-radioactive dismantlement costs and is charged to operations through depreciation charges. The PSC authorized recovery, on an annual basis, of $212,000 for internal decommissioning funding (i.e., funds held by the Company) and $787,000 for external decommissioning funding (i.e., funds held in trust). Total recoveries authorized by the PSC for the internal decommissioning fund from August 1988 through December 31, 1994 amounted to $1.2 million. The external decommissioning trust fund at December 31, 1994 and 1993 amounted to $4.503 million and $3.608 million, respectively. The net earnings from inception through December 31, 1994 amounted to $496,000. The external decommissioning trust fund is reflected in the Company's Consolidated Balance Sheet in "Other Property and Investments." The amount of accumulated decommissioning costs recovered through rates and the net earnings of the external decommissioning trust fund are reflected in accumulated depreciation in the Consolidated Balance Sheet and amount to $5.7 million and $4.6 million at December 31, 1994 and 1993, respectively. NRC regulations require the direct funding of eventual decommissioning costs of nuclear facilities. The Company, in 1990, established a master trust in order to comply with these NRC requirements. Applying the NRC minimum funding guidelines established in May 1993, the Company has estimated that its share of the minimum funding requirements will be approximately $39.7 million in 1994 dollars.
      The Company cannot now determine whether the decommissioning costs allowed in rates by the PSC or the estimated costs discussed above will ultimately be adequate to decommission the Nine Mile 2 Plant in accordance with then existing law, regulation, technology and/or costs. The Company believes that decommissioning costs, if higher than currently estimated, will ultimately be recovered in the rate-making process, although no such assurance can be given.
      In response to concerns raised by the Securities and Exchange Commission, the Financial Accounting Standards Board has agreed to review the accounting for decommissioning to determine when a liability for nuclear decommissioning should be recognized, how any such liability should be measured, and whether a corresponding asset is created. If current electric utility industry accounting practices for such decommissioning are changed: annual provisions could increase, the estimated cost for decommissioning could be recorded as a liability rather than as accumulated depreciation, a regulatory asset for the difference between the amount accrued to date and the total decommissioning liability could be established, and trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense. The Company does not believe that such changes, if required, would have an adverse effect on results of operations due to the belief that decommissioning costs will continue to be recovered in rates.

Decontamination and Decommissioning Fund:

      The Energy Policy Act of 1992, signed into law in October 1992, established a Uranium Enrichment Decontamination and Decommissioning Fund (Fund) for the decommissioning of the DOE's enrichment facilities. Special annual assessments to utilities with nuclear power plants, which began in 1993 and continue until 2006, and government appropriations for such purpose will be deposited into the Fund. The Energy Policy Act of 1992 also provides that such assessments shall be considered a cost of fuel and shall be recoverable in rates.
      The unamortized portion of the Company's share of this assessment at December 31, 1994 and 1993 of approximately $664,000 and $724,000, respectively and a corresponding regulatory asset are reflected in the Consolidated Balance Sheet. Payments to the Fund are made to Niagara Mohawk by the cotenants of Nine Mile 2 Plant.

NOTE 3 - FEDERAL INCOME TAX

Components of Federal Income Tax:
      The following is a summary of the components of federal income tax as reported in the Consolidated Statement of Income:

                                         1994        1993       1992
                                          (Thousands of Dollars)
Charged to operating expense:
  Federal income tax..........        $18,190     $14,502     $ 5,467
  Deferred income tax.........          9,853      14,101      19,644
    Income tax charged to
      operating expense.......         28,043      28,603      25,111

Charged (credited) to other
 income and deductions:
  Federal income tax..........         (4,354)     (2,937)      7,789
  Deferred income tax.........          3,117       1,492      (8,537)
    Income tax charged
      (credited) to other
      income and deductions...         (1,237)     (1,445)       (748)
   Total federal income tax...        $26,806     $27,158     $24,363

Reconciliation:

The following is a reconciliation between the amount of federal income tax computed on income before taxes at the statutory rate and the amount reported in the Consolidated Statement of Income:
                                        1994        1993        1992
                                          (Thousands of Dollars)
Net income....................        $50,929     $50,390     $47,688
Federal income tax............         13,836      11,565      13,256
Deferred income tax...........         12,970      15,593      11,107
  Income before taxes.........        $77,735     $77,548     $72,051
Computed tax @
 statutory rate (35% in 1994
 and 1993, 34% in 1992).......        $27,207      $27,142    $24,497
Increase (decrease) to computed
 tax due to:
  Tax depreciation............         (9,597)     (10,796)   (11,833)
  Deferred finance charges -
   Nine Mile 2 Plant..........         (1,700)        (862)       -
  Deferred gas costs..........          1,149         (844)    (1,315)
  Deferred energy efficiency
   costs......................            923       (1,106)    (2,386)
  Deferred OPEB expense.......            713       (1,617)       -
  Pension expense.............         (1,471)        (893)     3,257
  Alternative minimum tax.....         (1,544)         (59)     1,971
  Other.......................         (1,844)         600       (935)
Federal income tax............         13,836       11,565     13,256
Deferred income tax...........         12,970       15,593     11,107
  Total federal income tax....        $26,806      $27,158    $24,363
 Effective tax rate...........          34.5%        35.0%      33.8%

Deferred Income Tax:
     The following is a summary of the components of deferred income tax included in the Consolidated Statement of Income
(presented in accordance with APB 11, effective through 1992):

                                                         1992
                                               (Thousands of Dollars)

          Tax depreciation..................           $14,605
          Investment tax credit.............            (1,396)
          Deferred electric fuel costs......              (562)
          Deferred gas costs................             1,315
          Deferred energy efficiency costs..             2,386
          Pension expense...................            (3,257)
          Alternative minimum tax...........            (1,971)
          Unbilled revenues.................              (752)
          Other.............................               739
            Deferred income tax.............           $11,107

     Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) was adopted by the Company on January 1, 1993 in accordance with provisions of a Statement of Interim Policy on Accounting and Rate-making Procedures to Implement SFAS 109 issued by the PSC. Such adoption had no impact on either the 1994 or 1993 Consolidated Statement of Income. As set forth below, the adoption of SFAS 109 affected the Consolidated Balance Sheet only.
     The adoption of SFAS 109 resulted in the recording of a deferred tax liability of approximately $69.2 million representing the cumulative amount of federal income tax benefits on temporary differences which were previously flowed-through to ratepayers and in the recording of approximately $22.9 million in deferred tax assets representing the cumulative amount of federal income taxes on temporary differences which were previously flowed-through to ratepayers. The Company recorded a corresponding regulatory asset and liability on the Consolidated Balance Sheet. The regulatory asset and regulatory liability related to SFAS 109 are adjusted quarterly and amount to $69.3 million and $28.4 million, respectively, at December 31, 1994 and $71.1 million and $28.9 million, respectively, at December 31, 1993.
     In addition, the adoption of SFAS 109 resulted in the recording of a payable to ratepayers of approximately $8.6 million, representing excess deferred federal income tax resulting from the reduction of the corporate federal income tax rate from 46% to 34%. This excess deferred federal income tax amount was adjusted downward by approximately $2.9 million in 1993 due to the August 1993 enactment of the Omnibus Budget Reconciliation Act of 1993 which increased the corporate federal income tax rate from 34% to 35%, effective January 1, 1993. The resulting net excess deferred federal income tax will be refunded to ratepayers over the life of the related depreciable assets.

     The following is a summary of the components of accumulated deferred income taxes at December 31, 1994 and 1993, as reported in the Consolidated Balance Sheet:
                                                1994           1993
                                           (Thousands of Dollars)
Accumulated Deferred Income
  Tax Assets:
 Future tax benefits on
   investment tax credit basis
   difference.....................           $ 16,829       $ 17,365
 Alternative minimum tax..........             12,989         14,533
 Tax depreciation - Nine Mile 2
   Plant disallowed investment....              6,155          9,232
 Unbilled revenues................              5,045          5,952
 Nondeductible pension expense....              2,274          3,804
 Other............................             15,337         13,109
Accumulated Deferred Income Tax
 Assets...........................           $ 58,629       $ 63,995

Accumulated Deferred Income
  Tax Liabilities:
 Tax depreciation.................           $162,734       $152,395
 Accumulated deferred investment
   tax credit.....................             31,254         32,250
 Future revenues - recovery of
   plant basis differences........             24,269         24,933
 Other............................             20,327         22,201
Accumulated Deferred Income Tax
 Liabilities......................           $238,584       $231,779


NOTE 4 - SHORT-TERM BORROWING ARRANGEMENTS

     The Company has in effect a revolving credit agreement with four commercial banks which allows it to borrow up to $50.0 million through December 14, 1997 (Agreement). The Agreement gives the Company the option of borrowing at either the prime/federal funds rate, or three other money market rates if such rates are lower. The Agreement also provides for the payment of an annual commitment fee of 1/16 of 1% per annum on the unborrowed amount and a facility fee of 1/8 of 1% per annum on the total amount of the facility. Compensating balances are not required under the Agreement. In addition, the Company continues to maintain confirmed lines of credit totaling $2.0 million with three regional banks. There were no outstanding loans under these Agreements at December 31, 1994 or 1993. In order to diversify its sources of short-term financing, during 1994 the Company entered into short-term credit facilities with four commercial banks totaling $130.0 million in the aggregate.

There was $3.0 million outstanding at December 31, 1994 related to these credit facilities.

     Authorization from the PSC limits the amount the Company may have outstanding, at any time, under all of its short-term borrowing arrangements to $52.0 million in the aggregate.


NOTE 5 - CAPITALIZATION - CAPITAL STOCK

Common Stock, $5 par value; 30,000,000 shares authorized:
Paid-In Capital:
                                        Common Stock             Paid-In
                                     Shares         Amount       Capital
                                   Outstanding      ($000)        ($000)
January 1, 1992                     15,767,657    $  78,838      $239,200
 Issued under dividend
  reinvestment plan.........           205,950        1,030         4,847
 Issued under customer stock
  purchase plan.............            54,962          275         1,302
December 31, 1992                   16,028,569       80,143       245,349
 Issued through public
  offering..................           700,000        3,500        19,299
 Issued under dividend
  reinvestment plan.........           185,101          926         5,124
 Issued under customer stock
  purchase plan.............            39,477          197         1,076
December 31, 1993                   16,953,147       84,766       270,848
 Issued under dividend
  reinvestment plan.........           227,772        1,139         5,104
 Issued under customer stock
  purchase plan.............            57,545          287         1,253
December 31, 1994                   17,238,464    $  86,192      $277,205

Cumulative Preferred Stock, $100 par value; 1,200,000 shares authorized:
                       Final       Redemption        Shares Outstanding
                     Redemption      Price               December 31,
            Series      Date        12/31/94          1994         1993
Not Subject
 to Mandatory
 Redemption:
            4 1/2%                     $107.00       70,300        70,300
            4.75%                       106.75       20,000        20,000
            4.35%                       102.00       60,000        60,000
            4.96%                       101.00       60,000        60,000
            7.72%                       101.00      130,000       130,000
            7.44%                       101.22      120,000       120,000
                                                    460,300       460,300
Subject to
 Mandatory
 Redemption:
            6.20%     10/1/08 (a)                   200,000       200,000
            6.80%     10/1/27 (a)                   150,000       150,000
                                                    350,000       350,000
      Total                                         810,300       810,300

(a) Cannot be redeemed prior to October 1, 2003.

      Reference is made to the caption "Financing Program" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details on issuances and redemptions of capital stock.
      The Cumulative Preferred Stock not subject to mandatory redemption is redeemable only at the option of the Company. Upon redemption, the sum payable per share is the then current redemption price plus accrued dividends thereon. In the event of an involuntary liquidation of the Company, the redemption price is $100 per share plus accrued dividends.
      Expenses incurred on issuance of capital stock are accumulated and reported as a reduction in common stock equity. These expenses are not being amortized except that as directed by the PSC, issuance and redemption costs and unamortized expenses associated with preferred stock redemptions have been deferred and are being amortized over the remaining lives of the issues subject to mandatory redemptions.
      The PSC has authorized the issuance and sale of certain debt and equity securities of the Company. Accordingly, on November
7, 1994, the Company filed a Registration Statement with the Securities and Exchange Commission for the purposes of registering (i) Debt Securities and Common Stock, $5.00 par value, but not in excess of $80.0 million in aggregate, and not in excess of $40.0 million initial offering price of such Common Stock and (ii) Cumulative Preferred Stock, not in excess of $25.0 million, par value $100 per share, which may be issued as Depositary Preferred Shares, each representing 1/4 of a share of such Cumulative Preferred Stock, each evidenced by Depositary Receipts. As of December 31, 1994, such Registration Statement had not become effective.

NOTE 6 - CAPITALIZATION - LONG-TERM DEBT

  Details of long-term debt are shown below:

                                                        December 31,
                                                      1994       1993
                                               (Thousands of Dollars)
 Series                 Maturity Date
First Mortgage Bonds:
 6.10% (a)              April 28, 2000             $ 10,000    $ 10,000
 7.70% (a)              June 12, 2000                25,000      25,000
 8 3/4%                 May 1, 2001                  30,000      30,000
 7.97% (a)              June 11, 2003                 8,000       8,000
 7.97% (a)              June 13, 2003                 8,000       8,000
 6.46% (a)              August 11, 2003              10,000      10,000
 6 1/4%                 June 1, 2007                  4,500       4,500
 9 1/4%                 May 1, 2021                  70,000      70,000
 8.12% (a)              August 29, 2022              10,000      10,000
 8.14% (a)              August 29, 2022              10,000      10,000
 8.375%                 December 1, 2028             16,700      16,700
                                                    202,200     202,200

Promissory Notes issued in connection with the sale by the New
York State Energy Research and Development Authority (NYSERDA) of tax-exempt pollution control revenue bonds:

1984 Series A (7 3/8%)     Oct. 1, 2014              16,700       16,700
1984 Series B (7 3/8%)     Oct. 1, 2014              16,700       16,700
1985 Series A (Var. rate)  Nov. 1, 2020              36,250       36,250
1985 Series B (Var. rate)  Nov. 1, 2020              36,000       36,000
1987 Series A (Var. rate)  June 1, 2027              33,700       33,700
1987 Series B (Var. rate)  June 1, 2027               9,900        9,900
                                                    149,250      149,250

Promissory Notes (net of sinking fund requirements):
 4.85%                  December 1, 1995              (b)          2,562
 5.38% (a)              January 15, 1999             20,000       20,000
 7.85% (a)              July 2, 2004                 15,000       15,000
                                                     35,000       37,562

Secured Notes Payable of Subsidiary                   3,878        3,866
Unamortized Premium (Discount)
 on Debt - Net                                         (964)      (1,068)
               Total long-term debt                $389,364     $391,810

(a) Issued under the Company's Medium Term Note Program.
(b) Principal amount was reclassified to "Current Maturities of Long-term Debt."

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details of the Company's Medium Term Note Program and for information regarding the amounts of long-term debt maturing within the next five years.
     In 1994, the Company paid at maturity one series of First Mortgage Bonds totaling $50.0 million. The funds to pay these bonds were generated from internal sources.
     In 1993, the Company redeemed two series of First Mortgage Bonds, totaling $40.0 million. The funds to redeem these bonds were obtained from the sale of an aggregate of $40.0 million of Medium Term Notes, issued in several tranches.
     Authorization by the PSC to issue Medium Term Notes under the Company's Medium Term Note Program expired on December 31, 1994. Of the $125.0 million of Medium Term Notes authorized under such program, $116.0 million were issued. By Order effective October 17, 1994, the PSC authorized the Company to issue and sell new debt securities and common stock totaling not more than $80.0 million in the aggregate. Such Order also authorized the issuance of up to $115.0 million of tax exempt NYSERDA Pollution Control Revenue Bonds for the purpose of refinancing, if economical, a like amount of such bonds.
     The NYSERDA Pollution Control Revenue Bonds, Series A and B, issued in 1985 and 1987 are variable rate obligations subject to weekly repricing and investor tender. The Company has the right, exercisable independently with respect to each series of the 1985 and 1987 NYSERDA Pollution Control Revenue Bonds, to convert the Bonds of each such series to a fixed rate for the remainder of their term.
     The Company has irrevocable letters of credit which expire on various dates and which the Company anticipates being able to extend if the interest rate on the related series of NYSERDA Pollution Control Revenue Bonds is not converted to a fixed interest rate. Those letters of credit support certain payments required to be made on such Bonds. If the Company were unable to extend the letter of credit that is related to a particular series of NYSERDA Pollution Control Revenue Bonds, that series would have to be redeemed unless a fixed rate of interest becomes effective. Payments made under the letters of credit in connection with purchases of tendered NYSERDA Pollution Control Revenue Bonds are repaid with the proceeds from the remarketing of such Bonds. To the extent the proceeds are not sufficient, the Company would be required to reimburse the bank that issued the letter of credit for the amount of any resulting draw under the letter of credit by the expiration date of the letter of credit. The letter of credit expiration date for the letters of credit supporting the 1985 NYSERDA Bonds is November 16, 1997, and the letter of credit expiration date for the letters of credit supporting the 1987 NYSERDA Bonds is September 16, 1997.

     In its rate orders, the PSC has provided for full recovery of the interest costs on the Company's 1985 and 1987 Series A and B Promissory Notes which were issued in connection with the sale of the NYSERDA Pollution Control Revenue Bonds. Such Bonds bear interest at variable rates set weekly. Deferred accounting has been granted by the PSC for any variation between actual interest rates and those interest rates allowed for rate-making purposes. Such deferred balances, which are liabilities of $488,000 and $1.176 million at December 31, 1994 and December 31, 1993, respectively, are to be disposed of in future rate cases.
     Expenses incurred on debt issues and any discount or premium on debt are deferred and amortized over the lives of the related issues. Expenses incurred on debt redemptions prior to maturity have been deferred and are generally being amortized over the shorter of the remaining lives of the related extinguished issues or the new issues as directed by the PSC.
     Certain debt agreements require the maintenance by the Company of certain financial ratios and contain other restrictive covenants.
     Secured notes payable of a subsidiary of the Company consist of term loans to finance the installation of energy conservation equipment at various host facilities, located primarily in the Northeastern United States. The majority of such loans accrue interest at the prime lending rate. Interest and principal are amortized over the term of each respective contract. Such loans are secured principally by certain power purchase agreements and project assets.


NOTE 7 - POSTEMPLOYMENT BENEFITS

Retirement Income Plan:

     The Company has a noncontributory retirement income plan (Retirement Plan) covering substantially all of its employees. The Retirement Plan provides pension benefits that are based on the employee's compensation and years of service. It has been the Company's practice to provide periodic updates to the benefit formula stated in the Retirement Plan.
     The Company's funding policy is to make annual contributions equal to the amount of net periodic pension cost, but not in excess of the maximum allowable tax-deductible contribution under the federal income tax law nor less than the minimum requirement under the Employee Retirement Income Security Act of 1974.
     Charges to expense were 73%, 71% and 71% of the net periodic pension costs for the years 1994, 1993 and 1992, respectively, with remaining costs allocated to capital projects. The allocation of net periodic pension costs between capital and expense follows the payroll distribution.

     Net periodic pension (income) costs for 1994, 1993 and 1992 include the following components:
                                      1994         1993         1992
                                        (Thousands of Dollars)
Service cost - benefits earned
 during the period...........       $  5,876     $  4,518     $  4,002
Interest cost on projected
 benefit obligation..........         13,256       13,148       12,801
Actual return on Retirement
 Plan assets.................         (6,947)     (34,022)     (21,941)
Net amortization and deferral        (14,213)      13,794        6,411
   Net periodic pension
    (income) cost............       $ (2,028)    $ (2,562)    $  1,273


     The following table sets forth the Retirement Plan's funded status at October 1, 1994 and 1993 and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1994 and
1993:

                                                   1994          1993
                                                 (Thousands of Dollars)
Actuarial present value of benefit
 obligations:
 Accumulated benefit obligation,
  including vested benefits
  of $146,779 and $171,389.............          $148,854     $173,924

Projected benefit obligation for
 service rendered to date..............          $171,713     $211,583
Retirement Plan assets at market value.           223,376      227,638
Excess of Retirement Plan assets over
 projected benefit obligation..........            51,663       16,055
Unrecognized net gain..................           (60,551)     (23,703)
Prior service cost not yet recognized
 in net periodic pension cost..........             3,789        1,157
Unrecognized net asset being amortized
 over 15 years.........................            (4,606)      (5,242)
Pension liability recognized in the
 Consolidated Balance Sheet............          $ (9,705)    $(11,733)

      Retirement Plan assets consist primarily of equities and fixed income securities. The Retirement Plan is deemed to be fully funded for federal income tax purposes, therefore, the Company did not make any contributions to the Retirement Plan during 1994 or 1993.
      The actuarial present value of projected benefit obligations for October 1, 1994 and 1993 was determined using a weighted average discount rate of 8.50% and 6.25%, respectively, and an assumed rate of increase in compensation of 5.5% in both years.

The assumptions used in determining the funded status at October
1 are used in determining the following year's net periodic pension costs. The expected long-term rate of return on Retirement Plan assets used in determining the net periodic pension (income) costs was 8.5% for 1994 and 9.5% for 1993 and 1992.
      Prior to 1993, the cumulative unrecognized net gains or losses in excess of 10% of the greater of the market-related value of Retirement Plan assets and the projected benefit obligation were amortized over the average remaining service period of active participants. Pursuant to the PSC Statement of Policy and Order Concerning the Accounting and Rate-making Treatment for Pensions and Postretirement Benefits Other than Pensions (OPEB), issued September 7, 1993 (Pension and OPEB Order), effective January 1, 1993 the Company changed its accounting to a method of amortizing each year's experience gain or loss over ten years. Such change had the effect of reducing 1993 net periodic pension costs by approximately $4.4 million.
      The Company also has an Executive Deferred Compensation Plan (EDC Plan) and a Retirement Benefit Restoration Plan (RBR Plan) which were established for key executives, under which periodic payments will be made to such employees upon retirement. The net periodic pension costs of the EDC Plan, which was established in 1992, amounted to approximately $304,000, $203,000 and $142,000 for 1994, 1993, and 1992, respectively. In order to recover the costs of the EDC Plan, the Company has obtained life insurance policies on the participants in such Plan, with the Company as beneficiary. The net periodic pension costs of the RBR Plan, which was established in 1993, amounted to approximately $189,000 and $44,000 in 1994 and 1993, respectively.
      Pursuant to the Pension and OPEB Order, deferred accounting has been granted by the PSC for any variation (above or below) between actual costs of the Company's pension plans and those costs allowed for rate-making purposes.

Other Postretirement Benefits:

       The Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. These and similar benefits for active employees are provided through insurance companies whose premiums are based on the benefits paid during the year. The cost of providing these benefits for active and retired employees was $7.9 million for calendar year 1992. Prior to 1992, the cost of providing retirees with these benefits was not separable from the cost of providing those benefits for the active employees. Beginning in 1992, such costs were separated, and for the period of April through December 1992, the cost of such benefits for retirees amounted to $1.4 million, which is included in the amount above. In order to recover a portion of the costs of these benefits, the Company requires employees who retire on or after October 1, 1994 to contribute toward the cost of such benefits.
       Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). This Statement requires that an employer's obligation for postretirement benefits expected to be provided to or for an employee be fully accrued by the date that the employee attains full eligibility for all benefits expected to be received by that employee, any beneficiaries and covered dependents, even if the employee is expected to render additional service beyond that date. Prior to adoption of SFAS 106, the Company recorded the costs of providing such benefits when paid.
      As allowed by SFAS 106, the Company is amortizing the unfunded accumulated postretirement benefit obligation
(Transition Obligation) at January 1, 1993 over a 20-year period.
      Net periodic postretirement benefit cost for 1994 and 1993 includes the following components:

                                               1994                1993
                                              (Thousands of Dollars)
  Service cost - benefits
   attributed to the period.......           $  2,392           $  1,754

  Interest cost on accumulated
   postretirement benefit
   obligation.....................              4,654              4,731

  Actual return on postretirement
   benefit plan (Benefit Plan)
   assets.........................               (426)              -

  Amortization of Transition
   Obligation.....................              3,114              3,114

  Net amortization and deferral...                928               -

  Net periodic postretirement
   benefit cost...................           $ 10,662           $  9,599

     The Benefit Plan's funded status reconciled with the Company's Consolidated Balance Sheet is as follows:

                                                    December 31,
                                               1994               1993
                                            (Thousands of Dollars)
  Accumulated postretirement
   benefit obligation:
    Retirees......................           $(27,526)          $(34,642)
    Fully eligible employees......             (4,537)            (6,705)
    Other employees...............            (25,532)           (41,249)
                                              (57,595)           (82,596)
  Benefit Plan assets at fair
   value..........................             14,051              7,710

  Excess of accumulated post-
   retirement benefit obligation
   over Benefit Plan assets.......            (43,544)           (74,886)
  Unrecognized net (gain) loss....            (14,489)            15,776

  Prior service cost not yet
   recognized in net periodic
   postretirement benefit cost....               -                  -

  Unrecognized Transition
   Obligation.....................             56,035             59,149

  Postretirement benefit (liability)
   asset recognized in the
   Consolidated Balance Sheet.....           $ (1,998)          $     39

     The accumulated postretirement benefit obligation under the Benefit Plan at December 31, 1994 and 1993 was determined using a weighted average discount rate of 8.50% and 6.25%, respectively and a rate of increase in future compensation levels of 5.5% for both periods. The expected long-term rate of return of Benefit Plan assets used in determining the net periodic postretirement benefit cost was 6.6% for 1994. There was no expected long-term rate of return on Benefit Plan assets for 1993 as funding was not expected until the end of 1993.
     The assumed health care cost trend is 12% in the early years and trends down to an ultimate rate of 5.5% by the year 2010. A 1% increase in health care cost trend rate assumptions would produce an increase in the accumulated postretirement benefit obligation at December 31, 1994 of $7.545 million and an increase in the aggregate service and interest cost of the net periodic postretirement benefit cost of $1.076 million.
     The Company has established a qualified funding vehicle for such retirement benefits for collective bargaining employees and a similar vehicle for management employees in the form of qualified Voluntary Employee Beneficiary Association (VEBA) trusts. The Company funded the VEBA trusts in 1994 and 1993 with tax-deductible contributions totaling $8.3 million and $7.7 million, respectively.
     In the Pension and OPEB Order, deferred accounting has been granted by the PSC for any variation (above or below) between actual OPEB costs and those allowed for rate-making purposes. Pursuant to the 1993 Rate Order, $4.613 million of deferred electric OPEB costs and $832,000 of deferred gas OPEB costs were offset against Mirror CWIP and other deferred gas balances, respectively during 1993. Pursuant to the 1993 Rate Order, an estimated annual level of OPEB costs is included in the Company's electric and gas rates, effective November 22, 1993.

Other Postemployment Benefits:

     The Company provides certain illness and disability-related benefits to former or inactive employees, beneficiaries and covered dependents. The cost of providing these benefits was $146,000, $197,000 and $260,000 in 1994, 1993 and 1992,
respectively. In November 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112), which establishes accounting and reporting requirements for employers who provide benefits to former or inactive employees after employment but before retirement. The adoption of SFAS 112 on January 1, 1994 resulted in the recording of an unfunded postemployment benefit obligation of $639,000. The unfunded postemployment benefit obligation at December 31, 1994 amounted to $514,000. In accordance with the 1993 Rate Order, the Company recorded a corresponding regulatory asset representing the future recoverability of this cost. Accordingly, the adoption of SFAS 112 did not affect the Company's financial results.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

Construction Program:

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding the Company's construction program for the five-year period 1995-1999.

Roseton Plant:

     The Company currently has a 35% undivided interest in the ownership and output of the 1,200 MW Roseton Plant. The Company is acting as agent for the cotenant owners with respect to operation of the Roseton Plant. Generally, the owners share the costs and expenses of the operation of the Roseton Plant in accordance with their respective ownership interests. The Company's share of direct operating expense for the Roseton Plant is included in the appropriate expense classification in the accompanying Consolidated Statement of Income.
     The Company, under a 1968 Agreement (Basic Agreement), has the option to purchase the interests of Niagara Mohawk (25%) and of Consolidated Edison Company of New York, Inc. (Con Edison) (40%) in the Roseton Plant in December 2004. The exercise of this option is subject to PSC approval. However, in 1987, in order to make provision for anticipated requirements for additional generating capacity commencing in the mid-1990s, the Company and Niagara Mohawk entered into an agreement (Amendment) revising the Company's option in the Basic Agreement to buy Niagara Mohawk's interest in the Roseton Plant.
     By Agreement, made as of March 30, 1994, Niagara Mohawk and the Company terminated and cancelled the Amendment. A motion to close the proceeding pending before the PSC to approve the Amendment was filed by Niagara Mohawk and the Company and approved by the PSC on August 18, 1994.
     On March 30, 1994, Niagara Mohawk and the Company also entered into a Letter of Understanding which, among other things, provides for:
     (1) consideration by the Company, Niagara Mohawk and Con Edison for staggering the operation of the two units of the Roseton Plant in order to take advantage of current market costs for energy and capacity; and
     (2) the purchase by the Company of up to 100 MW of energy and capacity during peak periods from Niagara Mohawk during the time frame May 1, 1994 through April 30, 1995. During the period May 1995 through April 2004, the Company may from time to time issue requests for proposals to purchase energy and capacity on the open market. Niagara Mohawk, among others, will be requested by the Company to bid on these future purchases.
     (3) Subject to regulatory approval, Niagara Mohawk and the Company intend to enter into agreements, which would cover (i) the purchase by the Company of the following electric capacity and associated energy from Niagara Mohawk if needed: 15 MW each year, subject to a reservation charge, commencing in 1998 through 2004, up to a total of 75 MW, and up to an additional 150 MW in the period 2001 through 2004 not subject to a reservation charge;
(ii) the option of Niagara Mohawk to better competitively bid prices for the Company's long-term purchases of capacity and energy during the period May 1995 through April 2004 as indicated in Item (2) and (iii) a revision in the Company's 1968 option to purchase Niagara Mohawk's 25% interest in the Roseton Plant in 2004 which would give Niagara Mohawk an option to retain said 25% interest.
     The Company expects that the cancellation of the Amendment and the entering into of the agreements contemplated by the

Letter of Understanding will result in capital and operating and maintenance cost savings. The Company's option to buy Con
Edison's interest in the Roseton Plant is not affected by the Amendment or the agreements contemplated by the Letter of Understanding.

Nuclear Liability and Insurance:

     The Price-Anderson Act is a federal law which limits the public liability which can be imposed with respect to a nuclear incident at a licensed nuclear electric generating facility.
Such Act also provides for assessment of owners of all licensed nuclear units in the United States for losses in excess of certain limits due to a nuclear incident at any such licensed unit. Under the provisions of the Price-Anderson Act, the Company's potential assessment (based on its 9% ownership interest in the Nine Mile 2 Plant and assuming that the other Nine Mile 2 Plant cotenants were to contribute their proportionate shares of the potential assessments) would be $5.67 million (subject to adjustment for inflation) and the Company could be assessed $283,500 (subject to adjustment for inflation) in respect to an additional surcharge, but would be limited to a maximum assessment of $900,000 in any year with respect to any nuclear incident. The public liability insurance coverage of $200 million required under the Price-Anderson Act for the Nine Mile 2 Plant is provided through Niagara Mohawk.
     The Company also carries insurance to cover the additional costs of replacement power (under a Business Interruption and/or Extra Expense Insurance Policy) incurred by the Company in the event of a prolonged accidental outage of the Nine Mile 2 Plant. This insurance arrangement provides for payments of up to $284,000 per week if the Nine Mile 2 Plant experiences a continuous accidental outage which extends beyond 21 weeks. Such payments will continue for 52 weeks after expiration of the 21-week deductible period, and thereafter the insurer shall pay 80% of the weekly indemnity for a second 52-week period and 80% for a third 52-week period. Subject to certain limitations, the Company may request prepayment, in a lump sum amount, of the insurance payments which would otherwise be paid to it with respect to said third 52-week period, calculated on a net present value basis.
     The Company is insured as to its respective interest in the Nine Mile 2 Plant under property damage insurance provided through Niagara Mohawk. The insurance coverage provides $500 million of primary property damage coverage for Units 1 and 2 of the Nine Mile Point Nuclear Station and $2.25 billion of excess property damage coverage for the Nine Mile 2 Plant. Such insurance covers decontamination costs, debris removal and repair and/or replacement of property.

     The Company intends to maintain, or cause to be maintained, insurance against such risks at the Nine Mile 2 Plant, provided such coverage can be obtained at an acceptable cost.

Natural Gas Supply:

     The Company presently has in place five firm contracts (Contracts) for the supply of an aggregate of 10,241,383 Mcf. of natural gas, all of which are with third-party gas suppliers (Suppliers). Under the Contracts, the Suppliers deliver the gas to interstate pipeline companies (Pipelines) and the Pipelines deliver the gas to the Company's gas transmission system under separate firm transportation contracts which the Company has in place with such Pipelines. In addition, the Company has interruptible transportation agreements with the Pipelines. With the exception of 20,000 Mcf. per day of gas purchased from Canadian sources under contracts which expire in January 2012, or approximately 20% of total gas purchases, all of the above gas supply contracts will terminate in 1995 after the 1994-1995 winter heating season. All such expiring gas supply contracts are competitively bid contracts which will be replaced before the next winter heating season with competitively bid contracts with third-party gas suppliers.
     The Company has in aggregate, gas storage capability of 39,604 Mcf. per day, under long-term contracts. The Company also has a contract for the supply of liquefied natural gas which will remain in effect through September 30, 1995 and will continue year-to-year thereafter unless either party provides written notice of cancellation. All pipeline transportation and storage contracts and associated tariffs are approved by FERC.
     In addition to the above gas supply, transportation, storage and liquefied natural gas supply contracts, the Company has in place an interim contract for the supply of up to 100,000 Mcf. per day of gas during April through October of each year for use as boiler gas at the Roseton Plant. This interim contract expires on March 31, 1995. The Company expects to replace the interim contract with a long-term contract which will expire in October 2006.
     In April 1992, FERC issued its final rule (Order 636) regarding the unbundling of natural gas supply services from transportation and storage services. These changes enable the Company to arrange for its gas supply directly with producers, gas marketers or Pipelines, at its discretion, as well as arrange for transportation and gas storage services. These changes will require the Company to pay a share of certain transition costs incurred by the Pipelines as a result of Order 636. In Order 636, FERC stated that all prudently-incurred transition costs may be recovered by the Pipelines from customers. There are four elements of these transition costs: (1) unrecovered deferred purchase gas costs, (2) gas supply realignment costs, (3) stranded facilities costs, and (4) new facilities costs.
     The Company has been billed $1.950 million of transition costs through December 31, 1994 by the Pipelines. Transition costs are currently being recovered through the gas cost adjustment clause. The aggregate amount that the Company will ultimately be billed will depend on the outcome of many FERC proceedings, the outcome of which the Company is not able to predict. Depending on the outcome of such proceedings, the aggregate amount of such transition costs could range between $3 million and $5 million over the next several years. The Company expects to recover all such costs through the Company's gas cost adjustment clause.
     The Company received $4.535 million in gas supplier refunds during 1994, resulting from settlements approved by FERC. Gas supplier refunds are distributed to firm gas customers through the Company's gas cost adjustment clause over a subsequent twelve-month period as authorized by the PSC.

Take-or-Pay Gas Costs:

     In prior years, many interstate gas pipeline companies had entered into contracts with gas producers which required the pipeline companies to pay for a minimum amount of gas whether or not the gas is actually taken from the producer (take-or-pay costs). Pursuant to the FERC authorization, the Company's gas suppliers have included certain amounts of their take-or-pay costs in the rates charged to the Company.
     The PSC in October 1988 commenced a proceeding to determine, among other things, the recoverability and allocation in gas rates of New York State distribution companies of contract take-or-pay costs charged them by pipeline suppliers. In connection with such proceeding, the PSC has issued several orders which have directed, among other things, that 65% of take-or-pay costs being incurred by the Company may be recovered through current rates, subject to refund. The remaining 35% of take-or-pay costs are deferred with interest for subsequent consideration by the PSC and amounted to $2.680 million and $2.483 million, at December 31, 1994 and 1993, respectively. During 1994, the Company received and deferred $1.514 million in gas supplier refunds related to take-or-pay costs incurred. The Company has proposed to the PSC to apply these refunds to the deferred take-or-pay costs, as noted above, but the PSC has not acted on this matter.
     In the PSC proceeding, the Company has contended that there is no basis on which the responsibility for its pipeline suppliers' take-or-pay liability can be attributed to it. In addition, it is the Company's position that the PSC lacks any authority to deny the Company recovery of costs included in the FERC approved gas rates. The Company intends to oppose any attempt by the PSC to require the Company to absorb any take-or-pay or contract reformation costs which are included in its pipeline suppliers' FERC approved rates. The Company is unable at this time to estimate the amount of take-or-pay costs which may ultimately be included in its pipeline suppliers' charges to it or to predict what action the PSC might take to require the Company to absorb any portion of such costs. The final amount of such costs will depend on the FERC proceedings, the PSC proceeding and certain court litigation, the outcome of which the Company is not able to predict. Depending on the outcome of such proceedings and litigation, the final amount of such conditional take-or-pay costs could be up to $6 million, which would have a material adverse effect on the Company's future earnings if the PSC were to require the Company to absorb a substantial portion thereof.
     The PSC has recently approved certain take-or-pay cost settlements with other utilities which granted total recovery of the amounts reflected on their balance sheet. If the cost settlements achieved by other utilities were applied to the Company, this matter would not have a material adverse effect on the Company's financial position. The Company is currently discussing a settlement with the parties to the PSC proceeding.

Environmental Matters:

     General: On an ongoing basis, the Company assesses environmental issues which could impact the Company and its ratepayers.

     Clean Water Act Compliance: The Company is a party to a proceeding before the New York State Department of Environmental Conservation related to the processing of permit renewal applications for the Company's generating stations under the State Pollution Discharge Elimination System. At this stage of the proceeding, the Company can make no determination as to the outcome of the proceeding or the impact, if any, on the Company's financial position.

     Clean Air Act Amendments: The Clean Air Act Amendments of 1990 (CAA Amendments) added several new programs which address attainment and maintenance of national ambient air quality standards. These include control of emissions from fossil-fueled electric power plants that affect "acid rain" and ozone.
     The "acid rain" emissions reduction requirements do not affect the Company's generating plants until January 1, 2000; however, the Company did comply with the monitoring provisions program as of January 1, 1995 by installing and certifying continuous emission monitors. The Company's emissions of nitrogen oxides are subject to additional controls effective May 31, 1995 under Title I of the CAA Amendments.

     The Company estimates that the installation of continuous emissions monitors and nitrogen oxides emissions controls will cost approximately $6.2 million for the Danskammer Plant and $4.2 million for the Company's share of the Roseton Plant. The Northeast Ozone Transport Commission (OTC), of which New York State is a member, has agreed that additional reductions of nitrogen oxides emission will be required in 1999 and, possibly, in the year 2003. Because regulations have not yet been promulgated by New York State to implement this agreement, the specific reduction required at the Company's facilities has not been determined. The Company expects that it will have adequate financial resources to comply with the requirements of the CAA Amendments.

     Former Manufactured Gas Plant Facilities: On September 15, 1994, the Company was advised by letter from the City Manager of the City of Newburgh, New York that contaminants (a tar-like substance), alleged to have originated from a former coal gas manufacturing facility operated by the Company and its predecessors, had been found during the construction of an expansion of the City's sewage treatment plant. On November 28, 1994, the Company received a letter from counsel to the City, which letter purports to be a notice pursuant to the "Citizens' Suit" provisions of the federal Resource Conservation and Recovery Act (RCRA), that the City intends to file a citizens' suit against the Company. The letter asserts that an "imminent and substantial endangerment to health and the environment" exists by virtue of the release of allegedly hazardous coal-tar material from the former Water Street gas manufacturing plant site owned by the Company.
     On January 10, 1995, the Company received a second letter from counsel to the City, which letter purports to be notice pursuant to said "Citizens' Suit" provisions of RCRA and the "Citizens' Suit" provisions of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and the Emergency Planning and Community Right to Know Act (EPCRA) that the City intends to file a second Citizens' Suit against the Company.
     The letter received January 10, 1995 alleges that (i) the City's tests at the site revealed that such substances are known to constitute a "hazardous waste," "hazardous substance," "extremely hazardous substance," "hazardous chemical" and/or "toxic chemical" as defined under RCRA, CERCLA and EPCRA, and
(ii) the Company has used, stored, disposed of and/or released such substances, and operated underground storage tanks, in violation of permit, treatment, storage, disposal, monitoring, reporting and notification requirements under RCRA, CERCLA and EPCRA.

     Under RCRA, the City has a 90-day waiting period from the date of receipt of such letters, before which it can commence any such action, and has a 60-day waiting period under CERCLA and EPCRA.
     The Company is conducting a study of this matter and the Company has not yet been able to determine whether it was the generator of the tar-like substance in question.
     At this time, the Company can make no prediction as to the outcome of this matter, however, any action by the City, if successful, could require remedial action by the Company. The Company can make no reasonable estimate of the cost if it were liable to the City in this matter. However, the Company has put its insurance carriers on notice and intends to pursue reimbursement from them for the cost of any liability, but it cannot predict the extent of such reimbursement at this time.

Asbestos Litigation:

     Since 1987, the Company, along with many other parties, has been joined as a defendant or third-party defendant in approximately 530 asbestos lawsuits commenced in New York State and federal courts. The plaintiffs in these lawsuits have each sought millions of dollars in compensatory and punitive damages from all defendants. The cases were brought by or on behalf of individuals who have allegedly suffered injury from exposure to asbestos, including exposure which allegedly occurred at Company facilities.
     Approximately 150 of these cases have been dismissed with respect to the Company, and the Company has agreed to settle 105 of the cases for amounts which are not material in relation to the consolidated financial statements. Consequently, on January 1, 1995, the Company was a defendant in approximately 275 asbestos cases. Although the Company is presently unable to assess the validity of the remaining asbestos lawsuits, and accordingly cannot determine the ultimate liability relating to these cases, based on information known to the Company at this time, including its experience in settling asbestos cases and in obtaining dismissals of asbestos cases, the Company believes that the cost to be incurred in connection with the remaining lawsuits will not have a material adverse effect on the Company's financial position.
     The Company is insured under successive comprehensive general liability policies issued by a number of insurers, has put such insurers on notice of the asbestos lawsuits and has demanded reimbursement for its defense costs and liability.

Tax Matters:

     Assessments: The Internal Revenue Service (IRS) has completed its examination of the Company's federal income tax returns for 1987 and 1988. The IRS Agent's Report proposes adjustments which have the potential to increase the Company's tax liability by approximately $16.0 million plus interest. Included in the proposed adjustments are significant issues related to the tax in-service date of Nine Mile 2 Plant. In May 1994, the Company, in defending its position regarding Nine Mile 2 Plant and other tax matters, filed a Protest with the Appeals Office of the IRS. To the extent the IRS is able to sustain its positions on Nine Mile 2 Plant, the Company will be required to absorb a portion of the resulting tax liability. Although the Company is unable to assess its ultimate liability in this matter, the Company believes it would be able to recover a significant portion of any additional liability including interest through rates. Accordingly, the Company expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position.

     Settlement with IRS under Actuarial Resolutions Program: In 1990, the IRS challenged the deductibility of an aggregate of $7.501 million of contributions made to the Company's Retirement Income Plan (Plan) during the years 1986 through and including 1989. In November 1992, the Company settled this matter under the IRS's Actuarial Resolutions Program. Such Settlement disallowed $7.501 million of the Company's claimed deductions for taxable years 1986 through 1989 and waived all related "penalties." In accordance with such Settlement, the Company withdrew the $7.501 million of contributions in question from the Plan in December 1992. The resultant increased tax due to the loss of such deductions was $1.903 million and interest on such amount was $1.160 million. The Company requested authorization from the PSC for deferral accounting on such interest. Pursuant to the 1993 Rate Order, the Company was authorized to offset the deferred interest at November 30, 1993 against Mirror CWIP and other deferred balances. In addition, the withdrawn contribution, net of tax effects, will benefit the Company's ratepayers pursuant to such Order as follows: (1) the effect of the amortization of a $6.526 million credit over a 36-month period was incorporated into electric base rates arising from such Order, and (2) $975,000 was offset against other deferred gas balances in December 1993.

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

Other Matters:

     The Company is involved in various other legal and administrative proceedings incidental to its business which are in various stages. While these matters collectively involve substantial amounts, it is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's financial position.
     Included in such proceedings was a PSC investigation of a November 1992 explosion in a dwelling in Catskill, New York involving personal injuries, including the death of an occupant, and property damage. The PSC, by Order issued and effective January 7, 1994, approved an Agreement which provides for a program for evaluating and replacing cast iron and unprotected steel pipeline facilities, and for an investment in four permanent employee training centers. The Company's shareholders contributed $500,000 in 1994 toward the costs of such training centers and replacement program and will contribute $500,000 annually in 1995 and 1996 toward the costs of such replacement program. In 1997, the Company's shareholders would contribute up to $500,000 toward the cost of such replacement program depending on the Company's completion of certain tasks by specified dates. Two lawsuits against the Company have arisen from the November 1992 explosion in Catskill, New York. One of the lawsuits seeks recovery from the Company of compensatory and punitive damages in the sum of $4.0 million. The other lawsuit seeks an unspecified amount of compensatory and punitive damages.
     In addition to the above, on February 12, 1994, a fire and an explosion destroyed a residence in the Village of Wappingers Falls, New York, in the Company's service territory. A short time later, a second explosion and fire destroyed a nearby commercial facility. The cause of these incidents was investigated by the Company and, independently, by the PSC. By Report, dated October 25, 1994, the PSC concluded that the probable cause of the incident was an ignition of gas that accumulated in each of the structures after migrating through the ground from a leak in the Company's gas main in the immediate area of the two destroyed buildings. The Company continues to investigate the Wappingers Falls incident and has not yet determined what caused the first explosion which destroyed the residence. The Company's investigation has produced a reconstruction of events which indicates that the first explosion was not caused by natural gas and that the force of this initial explosion, in conjunction with deep frost conditions, caused a weld in the Company's natural gas pipeline to crack. Two lawsuits have arisen from the Wappingers Falls incident. One of the lawsuits seeks recovery from the Company of compensatory and punitive damages in the sum of $1.0 million. The other lawsuit seeks an unspecified amount of damages against the Company.
     The Company is investigating the above claims and presently has insufficient information on which to predict their outcome. The Company believes that it has adequate insurance to cover any compensatory damages that might be awarded. The Company's insurance, however, does not extend to punitive damages which, if awarded, could have a material adverse effect on the Company's financial position. At this time, the Company can make no prediction as to any other litigation which may arise out of these incidents.
     On June 22, 1994, an unregulated subsidiary of the Company sold its interest in two limited partnerships. In conjunction with these sales transactions, such subsidiary agreed to guarantee a third-party loan in the amount of $1.1 million which was made to the purchaser of the limited partnership interests.

NOTE 9 - DEPARTMENTAL INFORMATION

     The Company is engaged in the electric and natural gas utility businesses and serves the Mid-Hudson Valley region of New York State. Total revenues and operating income before income taxes (expressed as percentages), derived from electric and gas operations for each of the last three years, were as follows:

                        Percent of              Percent of Operating
                      Total Revenues         Income Before Income Taxes

                    Electric       Gas           Electric        Gas
1994                   80%         20%              89%          11%
1993                   82%         18%              89%          11%
1992                   82%         18%              87%          13%

     For the year ended December 31, 1994, the Company served an average of 259,765 electric and 59,475 gas customers. Of the Company's total electric revenues during that period, approximately 43% was derived from residential customers, 31% from commercial customers, 19% from industrial customers and 7% from other utilities and miscellaneous sources. Of the Company's total gas revenues during that period, approximately 44% was derived from residential customers, 31% from commercial customers, 4% from industrial customers, 16% from interruptible customers and 5% from miscellaneous sources (including revenues from transportation of customer-owned gas).
     The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 12% of the Company's total electric revenues and approximately 6% of its total gas revenues for the year ended December 31, 1994.

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

                                                     Electric
                                             1994       1993        1992
                                               (Thousands of Dollars)
Operating Revenues................         $411,082   $422,925     $427,436
Operating Expenses:
 Fuel and purchased electricity...          111,984    122,250      132,805
 Depreciation and amortization....           36,597     35,625       36,074
 Other, excluding income tax......          172,057    173,167      172,301
    Total.........................          320,638    331,042      341,180

Operating Income before Income Tax           90,444     91,883       86,256
Federal income tax, including
 deferred income tax - net........           25,334     25,642       21,368
Operating Income..................         $ 65,110   $ 66,241     $ 64,888

Construction Expenditures.........         $ 49,316   $ 43,097     $ 50,159
Identifiable Assets at December 31*
 Net utility plant................         $776,169   $777,044     $779,291
 Construction work in progress....           46,879     35,424       30,282
   Total utility plant............          823,048    812,468      809,573
 Materials and supplies...........           27,080     28,063       31,496
   Total..........................         $850,128   $840,531     $841,069

                                                        Gas
                                             1994       1993         1992
                                               (Thousands of Dollars)
Operating Revenues................         $104,586    $94,448    $96,121
Operating Expenses:
 Purchased natural gas............           60,588     53,900     55,066
 Depreciation and amortization....            3,783      4,057      3,522
 Other, excluding income tax......           29,483     25,210     24,180
    Total.........................           93,854     83,167     82,768

Operating Income before Income Tax           10,732     11,281     13,353
Federal income tax, including
 deferred income tax - net........            2,709      2,961      3,743
Operating Income..................         $  8,023    $ 8,320    $ 9,610

Construction Expenditures.........         $  8,729    $10,940    $11,562

Identifiable Assets at December 31*
 Net utility plant................         $ 96,652    $95,074    $90,352
 Construction work in progress....           11,373      7,317      4,648
   Total utility plant............          108,025    102,391     95,000
 Materials and supplies...........            6,309      7,354      6,544
   Total..........................         $114,334   $109,745   $101,544

 *Identifiable assets not included herein are considered to be corporate assets and have not been allocated between the electric and gas segments.

NOTE 10 - FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Temporary Cash Investments:

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

     The estimated fair values of the Company's financial instruments are as follows:

                                                     December 31, 1994
                                                Carrying           Fair
                                                 Amount            Value
                                                (Thousands of Dollars)

Cash and temporary cash investments...          $  5,792         $  5,792
Cumulative preferred stock subject
  to mandatory redemption.............           (35,000)         (29,500)
Long-term debt (including
  current maturities).................          (392,889)        (389,957)
Notes payable.........................            (3,000)          (3,000)

                                                     December 31, 1993
                                                Carrying           Fair
                                                 Amount            Value
                                                (Thousands of Dollars)

Cash and temporary cash investments...          $ 27,172         $ 27,172
Cumulative preferred stock subject
  to mandatory redemption.............           (35,000)         (35,575)
Long-term debt (including
  current maturities).................          (442,829)        (485,360)

      Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity
Securities" (SFAS 115) issued by the FASB. The adoption of SFAS 115 resulted in the recording of an unrealized net holding gain as an adjustment to common stock equity. This unrealized net holding gain represents the amount by which the market value of an investment that the Company maintains in an insurance company exceeds its cost, net of tax effects. The investment, which is classified as "available-for-sale" under SFAS 115, had a cost and market value at December 31, 1994 of $775,000 and $2.041 million, respectively, and a resulting unrealized net holding gain of $823,000. Common stock equity will be adjusted to reflect periodic changes in the market value of this investment. A realized gain or loss would be recorded in the Consolidated Statement of Income upon sale or other disposition of this investment.
      Additionally, in accordance with SFAS 115, investments in debt and equity securities held in the Nine Mile 2 Plant Decommissioning Trust Fund (Fund) are reported at fair value. Pursuant to PSC accounting requirements, gains or losses on Fund investments are included in nuclear decommissioning trust assets and added to the accumulated decommissioning component of accumulated depreciation included in the Consolidated Balance Sheet.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected financial data for each quarterly period within 1994 and 1993 are presented below:
                                                                                  Earnings Per
                                                                   Income           Average
                                                                  Available         Share of
                                                                     for             Common
                               Operating        Operating          Common            Stock
                               Revenues          Income             Stock         Outstanding
                                       (Thousands of Dollars)                      (Dollars)
Quarter Ended:
       1994
  March 31............         $162,836          $28,175          $20,785           $1.22
  June 30.............          117,214           14,500            7,646             .45
  September 30........          116,091           17,540           11,152             .65
  December 31.........          119,527           12,918            6,219             .36

       1993
  March 31............         $153,372          $26,711          $18,715           $1.15
  June 30.............          117,744           17,254            9,885             .59
  September 30........          120,076           17,068            9,264             .55
  December 31.........          126,182           13,528            6,965             .41
