Form 10-K405, Exhibit 13
CENTRAL HUDSON GAS & ELECTRIC CORP
filed 1996-02-26
CIK 18647

                                                                  EXHIBIT 13

                             FINANCIAL HIGHLIGHTS



Earnings Per Share: (Page 18)

      Earnings per share of common stock were $2.74 in 1995 compared to $2.68 in 1994. This $.06 or 2% increase in earnings per share resulted primarily from decreased operation and maintenance costs, decreased interest expense and a gain from the sale of long-term stock investments. Partially offsetting these increases in earnings in 1995 were decreases in electric and gas net operating revenues due to decreased sales attributable largely to the warmer winter weather experienced in the first quarter of 1995 and decreased sales to IBM.

Dividends Per Share: (Page 29)

      The quarterly dividend rate was increased to $.525 per share, effective June 23, 1995. This represented an increase of 1% over the previous quarterly rate of $.52 per share. Dividends paid to shareholders in 1995 were $2.09 per share as compared to $2.07 per share in 1994. No portion of the 1995 dividend constitutes a return of capital.

Economy:

      The past year proved to be a period of growth and recovery for the Company's service area. The Company's economic development efforts coupled with State and local government efforts helped to attract over 4,300 value-added jobs throughout the region since the spring of 1993. Included in these value-added jobs are 900 positions brought to the area in the last two years by a semi-conductor manufacturing company.

Electric Sales: (Page 21)

      Sales of electricity within the Company's service territory decreased 2% in 1995. Sales of electricity to residential customers decreased 2% due to a decrease in usage per customer. Commercial sales increased 1% resulting from the net effect of a 2% increase in the number of customers and a 1% decrease in usage per customer. Electric sales to industrial customers decreased 6% due primarily to an 18% decline in usage by IBM.

Gas Sales: (Page 21)

      Firm sales of natural gas decreased 5% in 1995. Sales of gas to residential customers decreased 10% due to a decrease in usage per customer. Commercial sales decreased 1% due largely to a decrease in usage per customer. Firm gas sales to industrial customers remained stable when compared to 1994. When normalized for effects of weather, firm gas sales increased 3% in 1995. Interruptible gas sales increased 70% due to a significant increase in the boiler gas usage at the Company's fossil-fueled generating plants.

Rate Proceeding - Electric: (Page 16)

      The Company has no pending electric rate case filed with the Public Service Commission (PSC) and cannot predict with certainty the date of its next filing.
      The last rate increase was issued and effective February 11, 1994 which increased base rates by $5.133 million (or approximately 1.3% on an annual basis), based on a 10.6% return on common equity, and an 8.58% return on total invested capital.

Rate Proceeding - Gas: (Page 17)

      The Company filed a request with the PSC on November 10, 1995 to increase its base rates for firm natural gas. The request, if accepted by the PSC, would effectively produce a net increase in firm gas revenues of $2.422 million, an 11.50% return on common equity and a 9.22% return on total invested capital. The Company can make no prediction as to what further action the PSC will take on this gas rate increase request.

Common Stock: (Note 5)

      Issuances under the Automatic Dividend Reinvestment and Stock Purchase Plan and Customer Stock Purchase Plan increased the number of common shares outstanding by 257,587 shares to a total of 17,496,051 as of December 31, 1995. At the end of 1995, a share of common stock was selling at $30.875 while the book value per share was $25.96.

Financing Program: (Notes 5 & 6)

      On October 1, 1995, the Company optionally redeemed all of its outstanding 7.44% Cumulative Preferred Stock at a price of $101.22 per share. The associated cash requirements were financed from internal funds and from net proceeds of $7.0 million realized from the issuance of 257,587 shares of common stock in 1995 through the Company's Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan.

Taxes: (Page 26)

      In 1995, the Company incurred $95.7 million for operating taxes levied by federal, state and local governments, representing 19 cents of every dollar of revenues.

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA*
(Thousands of Dollars)
                                                         1995          1994            1993           1992          1991
Operating Revenues
  Electric.................................          $  409,445    $  411,082      $  422,925     $  427,436    $  424,121
  Gas......................................             102,770       104,586          94,448         96,121        70,615
    Total..................................             512,215       515,668         517,373        523,557       494,736

Operating Expenses
  Operations...............................             274,665       274,497         274,477        283,787       267,339
  Maintenance..............................              29,440        32,716          34,486         34,226        31,504
  Depreciation and amortization............              41,467        40,380          39,682         39,596        37,230
  Taxes, other than income tax.............              66,709        66,899          65,564         66,339        60,554
  Federal income tax.......................              29,040        28,043          28,603         25,111        22,613
    Total..................................             441,321       442,535         442,812        449,059       419,240
Operating Income...........................              70,894        73,133          74,561         74,498        75,496
Other Income and Deductions
  Allowance for equity funds
   used during construction................                 986           866             934            596           921
  Federal income tax.......................                 353         1,237           1,445            748         1,252
  Other - net..............................               8,886         6,296           5,167          4,427           854
    Total..................................              10,225         8,399           7,546          5,771         3,027
Income before Interest Charges.............              81,119        81,532          82,107         80,269        78,523
Interest Charges...........................              28,397        30,603          31,717         32,581        35,582
Net Income.................................              52,722        50,929          50,390         47,688        42,941
Premium on Preferred Stock Redemption-Net..                 169          -               -              -              -
Dividends Declared on
 Cumulative Preferred Stock................               4,903         5,127           5,562          5,544         5,659
Income Available for Common Stock..........              47,650        45,802          44,828         42,144        37,282
Dividends Declared on Common Stock.........              36,459        35,541          34,497         31,545        29,800
Amount Retained in the Business............              11,191        10,261          10,331         10,599         7,482
Retained Earnings - beginning of year......              79,284        69,023          58,692         48,093        40,611
Retained Earnings - end of year............          $   90,475    $   79,284      $   69,023     $   58,692    $   48,093

                                                                   - 4 -

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA* (CON'T)
(Thousands of Dollars)
                                                         1995          1994            1993           1992          1991
Common Stock
  Average shares outstanding (000s)........              17,380        17,102         16,725         15,901        15,530
  Earnings per share on
   average shares outstanding..............               $2.74         $2.68          $2.68          $2.65         $2.40
  Dividends declared per share.............              $2.095        $2.075         $2.045          $1.98         $1.90
  Book value per share (at year-end).......              $25.96        $25.34         $24.65         $23.60        $22.84

Total Assets...............................          $1,250,092    $1,250,781     $1,264,240     $1,167,124    $1,141,128
Long-term Debt.............................             389,245       389,364        391,810        441,096       416,030
Cumulative Preferred Stock.................              56,030        81,030         81,030         81,030        81,030
Common Equity..............................             454,239       436,731        417,846        378,214       360,203





* This summary should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the "Financial Section" of this Annual Report.












                                                                      - 5 -

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


COMPETITION

General

      The Company is subject to regulation by the Public Service Commission of the State of New York (PSC) and by the Federal Energy Regulatory Commission (FERC). As a result, the Company is substantially free from direct competition at the retail level, at this time. The enactment of the Energy Policy Act of 1992 and the FERC's rules providing open-access to interstate gas pipelines, as well as federal and state proposals to introduce competition to the utility market, will expose the electric and gas industry to additional risks and uncertainties. The introduction of increased competition and related regulatory and legislative requirements may unfavorably impact the position of a utility as a franchised monopoly. The Company cannot predict the scope, timing and consequences of these changes; however, such changes could result in a write-off of utility assets. See the following subcaption entitled "Continuing Applicability of SFAS No. 71."

Recent Developments

            FERC Notice of Proposed Rulemaking (NOPR):  On
March 29, 1995, FERC issued a NOPR on generic requirements for electric transmission tariffs. FERC proposes to require all jurisdictional utilities (including the Company) to offer comparable service, open-access transmission tariffs for network and point-to-point service. Such utilities would also be required to take transmission service under the same tariffs and each ancillary service they offer in their rates and to effect functional unbundling of their transmission operations. Included with the open-access NOPR is a supplementary NOPR on stranded costs, in which FERC endorses the principle of stranded cost recovery. Stranded costs are prudently incurred utility costs which would be recoverable under the current system of regulation, but which might not be recoverable in a more competitive electric industry environment.

            New York - Electric

            Competitive Opportunities Proceeding: In 1993, the PSC initiated a proceeding to address numerous issues related to competition in the electric energy markets in New York State.
Two phases of this proceeding have been established to address the issues to be considered.

      Phase I of such proceeding, which was completed in the Summer of 1994, resulted in the approval by the PSC of "flexible rates" that would allow electric utility companies to negotiate individual contracts with certain large industrial and commercial customers to provide electricity at prices lower than currently offered.
      Phase II of such proceeding, which is now underway, has an overall objective of identifying regulatory and rate-making practices that will assist in the transition to a more competi-tive electric industry designed to increase efficiency in the provision of electricity while maintaining safety, environmental, affordability and service priority goals. Issues related to both wholesale and retail competition also are being examined in Phase II of this proceeding.
      By Opinion and Order, issued and effective June 7, 1995, the PSC adopted principles to guide the transition to competition which included a reasonable opportunity to recover stranded investments and called for further investigation of whether vertically integrated utility corporate structures would impede or obstruct development of effective wholesale or retail competition. The PSC next directed a review of certain alternative models for competition within New York State's electric industry. The parties to such proceeding filed their comments with the PSC, including the following:
      The Energy Association of New York State (Energy Association), which is a group comprised of the eight major investor-owned gas and electric utilities serving New York State (including the Company), recommended a wholesale poolco model.
The key elements of this model include, among others, the following which assumes full recovery of stranded costs:

                  (i) setting up an unregulated market for competitively selling wholesale bulk power into a pool, regardless of whether that power is provided by investor-owned utilities, non-utility generators, power marketers, cooperatives or on-site generators and

                  (ii) creating an Independent System Operator to direct the operation of the State's transmission system so that bulk power will be delivered safely and reliably.

      The New York State Power Authority (NYPA) recommended a retail bilateral contract model under which all customers would have the choice to select their electricity suppliers according to individually negotiated arrangements. The bilateral model supported by NYPA Staff would incorporate a power exchange that would accommodate the development of a spot market and a single transmission system operator that would have the ultimate responsibility for the reliable operation of the system. NYPA recommended that it assume the role of the single owner and operator of the bulk power transmission system in New York State.
      The Staff of the PSC filed a recommendation for a flexible poolco model of competition that provides a full range of competitive alternatives, including retail and wholesale competition, market-clearing spot prices for electricity purchases and physical bilateral contracts. The PSC Staff model includes divestiture of utility generation assets through sale or spin-off. The PSC Staff proposed that shareholders absorb a portion of stranded costs. The Staff's plan calls for testing the new market structure in the wholesale market in late 1997 and beginning the transition to a competitive retail market by early 1998.
      On December 21, 1995, the Administrative Law Judge and the Deputy Director, Energy and Water Division of the Department of Public Service issued a recommended decision in Phase II. In summary, this decision recommended that the PSC adopt a transitional plan leading to a flexible retail poolco model. The first stage would be a wholesale poolco model with an independent system operator and market mechanisms to allow an orderly movement to full retail access. Under their recommended decision, reliability of the bulk power system is recognized to be critical and should not be compromised to achieve lower prices from retail access. Stranded costs would be recovered by non-bypassable access charges or wire charges, and must be determined to be prudent, verifiable and non-mitigable. A utility would be entitled to present a case as to why it would be reasonable to allow recovery of its stranded costs, subject to allowing consumers a reasonable opportunity to realize savings and receive reasonable prices; thus, a careful balance of interest and expectations is required and may vary utility by utility. Utilities would be required to individually file for PSC approval, within six months of the PSC's order, a long-term proposal addressing, among other things, (i) recoverable stranded costs, (ii) the separation of generation from transmission and distribution, either functionally, structurally or by divestiture, (iii) phasing in retail access for all customers, and (iv) the utility's proposed relationship with an independent system operator.
      The Company is considering the impact the recommended decision would have on its business and can make no prediction as to what action the PSC will take with respect to Phase II, except that if the PSC were to adopt the stranded cost recommendations in such decision, the Company's ability to recover its plant costs and regulatory assets in rates would be at risk. Action by the PSC is expected by July 1, 1996.

            Niagara Mohawk Proposal: On October 6, 1995, as publicly reported by Niagara Mohawk Power Corporation (Niagara Mohawk), Niagara Mohawk filed a proposal with the PSC which provides for a corporate restructuring designed to create an open, competitive retail electricity market, deregulate electricity generation in Niagara Mohawk's service area, allow its customers, by year 2000, to choose their electricity supplier and freeze or reduce electricity prices over the next five years. The restructuring would place Niagara Mohawk's power plants (which would include Niagara Mohawk's interest in the Nine Mile 2 Plant and Niagara Mohawk's interest in the Roseton Plant) and unregulated generator contracts in a separate generating company, with the remaining business being separated into a holding company with regulated subsidiaries that would transmit and distribute electricity and natural gas and supply energy services to core customers. This holding company would also have unregulated subsidiaries that would engage in marketing, brokering and service activities. In addition, Niagara Mohawk also put forth in its proposal a request for "relief from overpriced unregulated generator contracts that were mandated by public policy." In its proposal, Niagara Mohawk indicated that if it were unable to negotiate new contracts with unregulated generators, Niagara Mohawk would propose to take possession of the unregulated generator projects and compensate their owners through Niagara Mohawk's power of eminent domain. Niagara Mohawk would then resell the projects, allowing the projects to sell electricity into the competitive pool at market prices. Niagara Mohawk has indicated that its proposals are offered as an integrated package, and not piecemeal.
      Niagara Mohawk has stated that if it appears that such a proposal were unachieveable, Niagara Mohawk could not rule out the possibility of a restructuring under Chapter 11 of the United States Bankruptcy Code.
      The Company has intervened in the proceeding but cannot predict whether Niagara Mohawk's proposal will be effected or, if effected, what impact, if any, Niagara Mohawk's proposal would have on the gas and electric utility business in New York State, including the Company's franchise area, or what effect Niagara Mohawk's proposal and/or a restructuring under Chapter 11 of the United States Bankruptcy Code would have on the Company's interest in the Nine Mile 2 Plant or the Company's interest in the Roseton Plant.

            New York - Natural Gas

      In October 1993, the PSC initiated a proceeding to address issues associated with the restructuring of the emerging competitive natural gas market, a process which had been set in motion by Order 636 of FERC, which requires pipeline gas suppliers to separate natural gas sales service from transportation and storage service, and which allows Local Distribution Companies (LDCs), such as the Company and other end users, open access to the interstate pipeline system for the purpose of transporting their gas from gas producing areas to the customer. This PSC proceeding examined such issues to determine how best to implement changes in the services provided by the LDCs' segment of the gas industry, so that the benefits of the increased competition fostered by federal actions are fully realized by customers. By Opinion and Order, issued and effective December 20, 1994, the PSC set forth the policy framework to guide the transition of New York's gas distribution industry in the post-FERC Order 636 environment. Such PSC Order essentially extends a number of the FERC "unbundling" concepts, found in said Order 636 to the retail gas business. In compliance with such Order, the Company and other LDCs filed proposed open-access compliance tariffs with the PSC on November 9, 1995. At this time, the Company can make no prediction as to whether or when the PSC will take action on these filings.

            Mergers in the Electric Industry

      In response to the increasingly competitive environment, utilities across the country have been reorganizing to better position themselves financially and territorially for the future. Thus, mergers and possible mergers have been reported in business publications throughout the past year. The Company cannot predict at this time what effect these mergers or future mergers will have on the utility industry in New York State.

Continuing Applicability of SFAS No. 71

      The Company's electric and gas rates, currently subject to approval by the PSC, are designed to recover the Company's costs of providing electric and gas services to its customers. A primary difference between a rate regulated entity and an unregulated entity is the timing of recognizing certain assets and expenses for financial reporting purposes. The Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), prescribes the method to be used to record the financial transactions of a regulated entity. If the Company were to determine that its business fails to meet the criteria of SFAS No. 71, it would have to eliminate from its financial statements all transactions prescribed by the regulators that would not have been recognized if it had been a non-regulated company which could result in a write-down or write-off of utility assets. Currently, such transactions are included in the Company's consolidated financial statements as regulatory assets and liabilities, as described in
Note 1 of the Notes to the Company's Consolidated Financial Statements for the year ended December 31, 1995 (Notes). An unfavorable impact on the financial results of the Company would occur if the Company determined that it could no longer apply SFAS No. 71. The Company believes, however, that it meets the criteria for operating as a rate regulated entity, as prescribed by SFAS No. 71, at this time, but cannot predict whether it will continue to meet such criteria, in whole or in part, in the future.

Company's Response

      Currently, the Company is the lowest cost electric provider in New York State and, through strategies and cost-reduction measures such as those described below, will strive to remain in that position.
      The Company's goal is to be the energy supplier of competitive choice to its customers. In order to achieve this goal, the Company has implemented, and will continue to implement appropriate cost-reduction measures. Measures which have been put into place to improve the Company's position in a competitive marketplace include: the operation of certain of its generating units on alternating six-month intervals and/or the placement of certain of its generating units on "ready reserve"; satisfying a portion of its power requirements with purchased power from energy providers outside the Company's service territory at a lower cost than if such power were generated by the Company; reduction of contractor costs by redeploying its own workforce; redeeming or refinancing debt or preferred stock at lower interest rates; and a continued reduction of its workforce through attrition.
      Due to the rapid change in the utility industry, the Company has considered and will continue to consider various strategies designed to enhance its competitive position and to adapt to anticipated changes in its business. In November of 1995, the Company entered into a five-year agreement with the Boston Edison Company to transport natural gas to one of the electric generating plants of the Massachusetts-based utility for a demand charge. The demand charge being received for this service will result in an estimated 4% savings to our natural gas customers. Another strategy implemented to prepare the Company for future changes in the industry is capacity brokering. LDCs, such as the Company, are permitted to offer their unutilized firm transportation service to others for a fee. This program, which was used at various times in 1995 and 1994, gives the Company an opportunity to defray some or all of the monthly fixed charges when its firm gas transportation capacity is not fully utilized and, as a result, reduces the costs billed to the Company's firm gas customers.

CAPITAL RESOURCES AND LIQUIDITY

CONSTRUCTION PROGRAM
      As shown in the Consolidated Statement of Cash Flows, the cash expenditures related to the Company's construction program amounted to $49.3 million in 1995, a $7.9 million decrease from the $57.2 million expended in 1994. As shown in the table below, cash construction expenditures for 1996 are estimated to be $61.3 million, an increase of $12.0 million compared to 1995 expenditures. Internal sources funded 100% of the 1995 cash construction expenditures and are presently estimated to fund 100% of the forecasted cash construction expenditures for 1996.
      In 1996, the Company expects to fund any external funding requirements through issuances of common stock pursuant to its Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan and by issuing additional debt securities.

      Estimates of construction expenditures, internal funds available, mandatory and optional redemption of long-term securities, and working capital requirements for the five-year period 1996-2000 are set forth by year in the following table:
                                                                                                                  Total
                                                   1996        1997         1998        1999          2000      1996-2000
                                                                          (Thousands of Dollars)
Construction Expenditures*:
  Electric............................           $39,200     $36,400      $42,900     $36,500       $39,100     $194,100
  Gas.................................             7,300       7,700        7,900       8,200         8,500       39,600
  Common..............................             9,500       8,200        8,400       8,600         7,600       42,300
  Nuclear fuel........................             5,300        -           5,800        -            5,900       17,000
      Total...........................            61,300      52,300       65,000      53,300        61,100      293,000

Internal Funds Available:                         64,900      55,600       56,600      59,800        62,100      299,000

Excess of Construction
 Expenditures over Internal Funds.....            (3,600)     (3,300)       8,400      (6,500)       (1,000)      (6,000)

Mandatory Redemption of Long-term
 Securities:
 Long-term debt.......................              -            100          100      20,100        35,100       55,400

Optional Redemption of Long-term
 Securities:
 Long-term debt.......................            30,000        -            -           -             -          30,000
 Preferred stock......................            13,000        -            -           -             -          13,000

Working Capital Requirements..........            (2,900)      3,000        3,000       3,000         3,000        9,100

Total Cash Requirements...............           $36,500     $  (200)     $11,500     $16,600       $37,100     $101,500

* Excluding the equity portion of Allowance for Funds Used During Construction (AFDC), a noncash item.

                                                                     - 13 -

      Estimates of construction expenditures are subject to continuous review and adjustment, and actual expenditures may vary from such estimates. These construction expenditures include capitalized overheads, nuclear fuel and the debt portion of AFDC.
      Included in the construction expenditures are expenditures which are required to comply with the Clean Air Act Amendments of 1990. The Company estimates such required expenditures will cost approximately $6.1 million. A discussion of the Clean Air Act Amendments is included in Note 8 of the Notes under the caption entitled "Environmental Matters - Clean Air Act Amendments."
      As shown in the table above, it is presently estimated that funds available from internal sources will finance 100% of the Company's cash construction expenditures for the five-year period 1996-2000. During this same five-year period, total external financing requirements are projected to amount to $101.5 million, of which $55.4 million is related to the mandatory redemption of long-term securities and $43.0 million is related to the optional redemption of long-term securities.

CAPITAL STRUCTURE

      Over the past few years, the Company has substantially increased its common equity ratio through retention of a portion of its earnings, offerings of its common stock to the public, issuances of its common stock under its Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan and redemption of debt and preferred stock. One result of these recent increases in its common equity ratio has been a significant improvement in its interest coverage ratios (as shown under "Financial Indices" on page 30 of this Report) which have also been improved by the refinancing of a portion of its debt at lower interest rates. Despite a tightening of bond rating criteria applied to the electric utility industry, the Company has maintained its bond ratings since 1991. The Company's bond ratings, which were recently reaffirmed during 1995, are "A-" or equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. and Duff & Phelps Credit Rating Co., and "A" by Fitch Investors Service. Standard & Poor's Corporation has revised its outlook on the Company from "stable" to "positive" in August 1995, citing the Company's "expectation of sustainable and modest financial improvement based on gradual economic growth and lower capital spending requirements." The Company's long-term goal is to achieve and maintain bond ratings at the "A" level.

      Set forth below is certain information with respect to the Company's capital structure at the end of 1995, 1994 and 1993:

                                          Year-end Capital Structure
                                     1995              1994             1993
Long-term debt ..........            42.8%             43.0%           47.0%
Short-term debt .........              -                 .3              -
Preferred stock .........             7.5               8.9             8.6
Common equity ...........            49.7              47.8            44.4
                                    100.0%            100.0%          100.0%

FINANCING PROGRAM

      On December 1, 1995, the Company paid in full at maturity its 4.85% Promissory Notes. The $2.6 million principal amount was funded through internal sources.
      The Company redeemed all of its outstanding shares of 7.44% Cumulative Preferred Stock (par value $100 per share) on
October 1, 1995 at a redemption price of $101.22 per share. The $12.1 million total redemption price paid and associated costs were funded through internal sources and from the issuance of 257,587 additional shares of common stock during 1995 through the Company's Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan.
      On September 1, 1994, the Company retired at maturity its 8 1/8% Series First Mortgage Bonds, of which $50 million principal amount was issued and outstanding. The associated cash requirements were financed from internal funds and from the issuance of 285,317 additional shares of common stock during 1994 through the Company's Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan.
      In 1993, the Company optionally redeemed two series of First Mortgage Bonds totaling $40 million and two series of preferred stock totaling $34.2 million. These securities were refunded with similar securities bearing lower interest or dividend rates. In March 1993, the Company issued 700,000 additional shares of common stock through a public offering. These funds were used to reduce short-term debt outstanding and to fund working capital requirements.
      The Company optionally redeemed on January 1, 1996 all of its outstanding shares of 7.72% Cumulative Preferred Stock (par value $100 per share) at a redemption price of $101.00 per share. The $13.1 million redemption price paid and associated costs were funded through internal sources. Financial markets will continue to be monitored throughout 1996 by the Company for opportunities to refinance debt or preferred stock at lower cost.
      By an Order issued and effective October 17, 1994, the PSC granted the Company authorization to issue and sell through December 31, 1996 up to an additional $80 million of securities. This $80 million can be composed of Medium Term Notes solely or a combination of Medium Term Notes and up to $40 million of Common Stock. For more information with respect to such Order and the Company's financing program in general, see Notes 5 and 6 of the Notes.

SHORT-TERM DEBT

      As more fully discussed in Note 4 of the Notes, the Company has a revolving credit agreement with four commercial banks for borrowing up to $50.0 million through December 14, 1997. In addition, the Company continues to maintain confirmed lines of credit totaling $1.5 million with two regional banks. Also, the Company has short-term credit agreements with four commercial banks totaling $130.0 million in the aggregate. Such agreements give the Company competitive options to minimize its cost of short-term debt borrowing. Authorization from the PSC limits the amount the Company may have outstanding at any time under all of its short-term borrowing arrangements to $52.0 million in the aggregate.

RATE PROCEEDINGS

            ELECTRIC: The Company has no pending electric rate case filed with the PSC and cannot predict with certainty the date of its next filing. The Company's most recent electric rate case was filed November 12, 1992 and, by Order Determining Revenue Requirement and Rate Design issued and effective February 11, 1994, the PSC permitted the Company to increase its electric base rates by $5.133 million (or approximately 1.3% on an annual basis), based on a 10.6% return on common equity, and an 8.58% return on total invested capital.
      The Company's electric fuel cost adjustment clause also provides for a partial sharing of fuel cost variations, pursuant to an incentive/penalty formula. The PSC requires a sharing between the customers and the Company of variations in actual fuel costs from the forecasted amounts which have been approved by the PSC for a specific twelve-month period, whereby the Company bears 20% of the first $10 million of variation and 10% of the second $10 million of variation. Any variations in excess of $20 million are credited or charged, as appropriate, in total to the customers. In addition, the Company credits to customers the net revenue (gross revenue less incremental costs, principally fuel) from sales of electricity to other utilities after adjusting for an 80%/20% sharing between customers and the Company, respectively, of any variations from forecasted amounts which have been approved by the PSC for a specific twelve-month period. See subcaption "Deferred Electric Fuel Costs" of Note 1 of the Notes.

            GAS: On November 10, 1995, the Company filed a request with the PSC to increase its base rates for firm natural gas service to produce a net increase in firm gas revenues of $2.422 million based on projected operations during the rate year comprised of the period November 1, 1996 through October 31, 1997. This would represent an overall increase in firm gas revenues of 3%.
      The higher rates have been requested to cover increases in capital and operating costs that are projected for the rate year that are not adequately provided for in present rates and will not be provided for by increased sales.
      In its filing, the Company requested an 11.50% return on common equity and a 9.22% return on total invested capital. It is not expected that any new gas rates, which may result from this filing, will become effective before October 1, 1996.
      Based on the Company's proposed allocation between firm customer classes, the proposed increase would be approximately
4.9% for residential customers and 1.0% for commercial/industrial customers. By Order issued and effective December 4, 1995, the PSC suspended the rate increase through April 7, 1996.
      The Company can make no prediction as to what further action the PSC will take on its request, including the amount of any gas rate increase which may be authorized by the PSC.

OTHER DEVELOPMENTS

      Electric Sales to IBM: The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 10%, 12% and 14% of the Company's total electric revenues for the years ended December 31, 1995, 1994 and 1993, respectively. Published reports indicate that IBM reduced its employment in the Company's service territory by approximately 400 employees in 1995, 2,600 employees in 1994 and 8,400 employees in 1993 to remain competitive in a challenging marketplace. These reductions bring the total number employed in the Company's service territory to 10,100, as compared to the peak level of IBM employment in excess of 30,000 in 1985. In 1995, IBM closed its facility in Kingston, New York and relocated 1,500 of its workers to its facility in Poughkeepsie, New York. Both facilities are in the Company's service territory. During 1993, IBM phased out its semiconductor manufacturing operations at its East Fishkill, New York facility, which is also in the Company's service territory. This downsizing of IBM is the main contributor to a decline in 1995 of 18% in industrial electric sales. This is in addition to the 1994 and 1993 declines in electric sales to IBM of 17% and 20%, respectively.
      New Accounting Standards: The Company is currently reviewing the accounting implications of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which is effective for its 1996 financial statements. As discussed in more detail in Note 1 of the Notes, the Company does not expect that the adoption of this standard will have a material impact on the Company.
      Environmental Issues: On an ongoing basis, the Company assesses environmental issues which could impact the Company and its ratepayers. Notes 1, 2 and 8 of the Notes, discuss current environmental issues affecting the Company, including (i) the recent decommissioning study of the Nine Mile 2 Plant, (ii) the Clean Water Act and Clean Air Act Amendments of 1990, which require control of emissions from fossil-fueled electric generating units, (iii) asbestos litigation cases, and (iv) a legal action filed in 1995 against the Company by the City of Newburgh, New York after that City discovered allegedly hazardous coal-tar material on its property, in 1994, allegedly migrating from a former manufactured gas plant facility of the Company located in Newburgh, New York.

RESULTS OF OPERATIONS

      The following discussion and analysis includes an explanation of the significant changes in revenues and expenses when comparing 1995 to 1994 and 1994 to 1993. Additional information relating to changes between these years is provided in the Notes on pages 36 through 52 of this Report.

EARNINGS

      Earnings per share of common stock are shown after provision for dividends on preferred stock and are computed on the basis of the average number of common shares outstanding during the year.
The number of common shares, the earnings per share and the rate of return earned on average common equity are as follows:
                                                1995       1994       1993
Average shares outstanding (000s)..            17,380     17,102      16,725
Earnings per share.................            $ 2.74     $ 2.68      $ 2.68
Return earned on common equity
 per books*........................             10.5%      10.7%       11.1%

* Return on equity for regulatory purposes differs from these figures.

     Earnings per share in 1995 increased $.06 per share over 1994 results primarily because of a decrease in maintenance costs of the Company's electric generating plants and gas distribution and transmission system in 1995. A decrease in the operation and maintenance costs associated with the Nine Mile 2 Plant contributed to the total decrease in operation and maintenance costs as well. Also contributing to the increase in 1995 earnings was reduced interest expense in 1995 resulting primarily from the 1994 retirement at maturity of $50 million 8 1/8% Series

First Mortgage Bonds, increased earnings related to PSC incentive programs related to fuel costs and energy efficiency, and an $.08 per share gain from the sale of long-term stock investments in June and December 1995.
     Partially offsetting these increases to earnings were significant decreases in electric and gas net operating revenues attributable primarily to decreased sales from the warmer winter weather experienced in the first quarter of 1995, as compared to the same period of 1994, as well as decreased sales to a large industrial customer (IBM) in 1995. The earnings per share in 1995 were also unfavorably impacted by increased depreciation expense on the Company's plant and equipment, increased property taxes and an increase in the number of shares of common stock outstanding.
     In 1994, earnings per share remained unchanged from 1993, although earnings from normal operations increased $.03 per share. Earnings in 1993 included a $.03 per share gain from the sale of long-term stock investments. The $.03 per share increase in earnings from normal operations in 1994 was due primarily to lower interest charges on the Company's outstanding debt, resulting in large part from retirement at maturity on September 1, 1994 of $50 million principal amount of 8 1/8% Series First Mortgage Bonds, the refinancing of high interest rate debt and preferred stock in 1993, and increased gas net operating revenues.
     These 1994 increases were partially offset, however, by reduced earnings from PSC incentive programs related to fuel costs and energy efficiency programs, decreased electric net operating revenues attributable primarily to decreased sales to large industrial customers, an increase in the number of shares of common stock outstanding, and decreased earnings of non-regulated subsidiary companies.

OPERATING REVENUES

     Total operating revenues decreased $3.5 million (.7%) in 1995, as compared to 1994, and $1.7 million (.3%) in 1994, as compared to 1993.

See the table below for details of the variations:

                                            Increase or (Decrease) from Prior Year
                                               1995                          1994
                                    Electric   Gas       Total     Electric    Gas      Total
                                                      (Thousands of Dollars)
Customer sales............. $(7,711)   $ 4,779   $(2,932)   $ (6,105)  $ 4,555   $(1,550)
Sales to other utilities...   2,017        -       2,017        (831)      -        (831)
Increase in base rates.....     -          -         -         4,704       -       4,704
Fuel cost adjustment.......   3,346     (6,564)   (3,218)     (7,534)    6,234    (1,300)
Deferred revenues..........   1,374         21     1,395      (3,405)     (881)   (4,286)
Miscellaneous..............    (663)       (52)     (715)      1,328       230     1,558
       Total............... $(1,637)   $(1,816)  $(3,453)   $(11,843)  $10,138   $(1,705)














                                                       - 20 -

SALES

     Sales of electricity within the Company's service territory decreased 2% and 3% in 1995 and 1994, respectively. The decline in sales experienced in 1995 was primarily the result of unusual warm winter weather experienced in the first quarter of 1995 when compared to the same period in 1994. This 1995 sales decrease was also impacted by the continued declining usage by IBM. The decrease in 1994 sales largely occurred due to a decline in usage by IBM, as described under the above caption entitled "Other Developments."
     Firm sales of natural gas decreased 5% in 1995 largely because of a decrease in usage by residential and commercial customers. In 1994, firm sales of natural gas increased 4% primarily due to an increase in the usage by residential and commercial customers. Changes in sales by major customer classification are set forth below:

                                                 % Increase (Decrease)
                                                    from Prior Year
                                                       Electric
                                                    1995          1994
Residential.........................                ( 2)            1
Commercial..........................                  1             3
Industrial..........................                ( 6)          (13)

                                                          Gas
                                                   1995           1994
Residential.........................               (10)             3
Commercial..........................               ( 1)             7
Industrial..........................                 -             (4)

     Residential Electric Sales: Residential electric sales are primarily affected by the growth in the number of customers and the change in kWh. usage per customer. Customer usage is also sensitive to weather. Changes in these components are set forth in the table below:
                                                 % Increase (Decrease)
                                                    from Prior Year
                                                  1995            1994
Growth in number of customers............            -              -
Change in average usage
 per customer............................           (2)             1

      The decreased customer usage in 1995 was primarily due to the warmer winter weather experienced in the Company's service territory in the first quarter of 1995. Heating degree days were 22% lower in this quarter of 1995 than in the same quarter in 1994. For the twelve months of 1995, heating degree days decreased 12% when compared to the results for the year 1994.

      In 1994, the increased usage per customer was largely attributable to hotter summer weather as cooling degree days increased 10% over 1993.

      Commercial Electric Sales:   The components of the changes
in commercial electric sales are set forth in the table below:

                                                 % Increase (Decrease)
                                                   from Prior Year
                                                     1995      1994
Growth in number of customers..............            2          1
Change in average usage
 per customer..............................           (1)        2

      Industrial Electric Sales: In 1995, as compared to 1994, and 1994, as compared to 1993, industrial electric sales decreased 6% and 13%, respectively, due primarily to a decline in usage by a large industrial customer (IBM) of 18% in 1995 and 16% in 1994.

      Gas Sales - Firm: The following tables set forth customer growth, changes in customer usage and heating degree days for the residential and commercial classifications. Changes in residential and commercial gas sales are affected by weather conditions.

                                                 % Increase (Decrease)
                                                     from Prior Year
                                                  Residential Sales
                                                      1995     1994
Growth in number of customers...........                -        -
Change in average usage per
 customer...............................              (10)       3

                                                   Commercial Sales
                                                      1995     1994
Growth in number of customers...........                3        2
Change in average usage per
 customer...............................              ( 7)       5

                                                       Degree Days
                                                      1995     1994
Bimonthly billing cycle.................              (12)      (1)
Calendar year...........................              ( 4)      (3)

      Firm gas sales to industrial customers for 1995 remained stable when compared to the prior year. In 1994, firm gas sales to industrial customers decreased 4% primarily due to the shift of two large industrial customers from firm service to gas transportation service.

      Gas Sales - Interruptible: Interruptible gas sales increased 70% in 1995, as compared to 1994, and 33% in 1994, as compared to 1993. The 1995 and 1994 increases were due primarily to the sale of natural gas to the other cotenant owners of the Roseton Plant for use as a boiler fuel.


NUCLEAR OPERATIONS

      The Company owns a 9% interest as one of the five tenants-in-common of the Nine Mile 2 Plant, which is discussed in Note 2 of the Notes under the caption entitled "Nine Mile 2 Plant." The operations of this Plant have continued to improve. The actual capacity factor of 76.5% for 1995 exceeded the targeted capacity factor of 73.2% included in the Company's electric fuel adjustment clause. The actual cost of operation for 1995 was less than the amounts provided in the Company's rates. Both of these factors contributed to a favorable impact on earnings. In 1994, the actual cost of operation approximated the amount provided for in the rate-making process.
      The Company has continued to participate actively on the management, operations and accounting committees for the Nine Mile 2 Plant and expects to continue to do so in the future.
      The Nine Mile 2 Plant is scheduled to commence its fifth refueling outage in September 1996, with a targeted 37-day duration.
      Decommissioning of nuclear plants such as the Nine Mile 2 Plant was an important part of the Energy Policy Act of 1992. Through this act, the Uranium Enrichment Decontamination and Decommissioning Fund was established. For further information on this enactment, refer to Note 2 of the Notes. With respect to its interest in the Nine Mile 2 Plant, the Company based its 1995 decommissioning cost estimates on the decommissioning study completed in 1989. As more fully discussed in Note 2 of the Notes, a recent decommissioning study was completed in December 1995. The Company believes that decommissioning costs, if higher than currently estimated, will ultimately be recovered in the rate-making process, although no such assurance can be given.

SHARING ARRANGEMENTS

      Pursuant to certain incentive formulas approved by the PSC, the Company shares, with its customers, certain revenues and/or cost savings exceeding defined predetermined levels. These incentive formulas, in some cases, include penalty provisions for shortfalls from the targeted levels as well.
      Incentive formulas are in place for fuel cost variations, sales of electricity to other utilities and interruptible gas sales.

      The net effect of these incentive formulas was to increase pretax earnings by $4.0, $2.1 and $2.0 million during 1995, 1994 and 1993, respectively.

OPERATING EXPENSES

      As a result of the Company's continuing efforts to reduce costs of operation, the Company experienced a significant reduction in its operating expenses, especially in the operation and maintenance costs of its generating and nuclear plants, when comparing 1995 to 1994 results. Changes from the prior year in the components of the Company's operating expenses are listed below:

                                           Increase or (Decrease)
                                               from Prior Year

                                           1995                 1994
                                      Amount      %        Amount    %

                                           (Dollars in Thousands)
Operating Expenses:
  Fuel and purchased
   electricity...............        $ 1,279        1      $(10,266)     (8)
Purchased natural gas......            1,751        3         6,688      12
  Other expenses of
   operation.................         (2,354)     ( 3)        3,436       4
  Maintenance................         (2,905)     (10)       (2,381)     (8)
  Nine Mile 2 Plant operation
   and maintenance...........           (879)     ( 6)          773       5
  Depreciation and
   amortization..............          1,087        3           698       2
  Taxes, other than
   income tax................           (190)       -         1,335       2
  Federal income tax.........            997        4          (560)     (2)
       Total.................        $(1,214)       -      $   (277)      -

      The most significant elements of operating expenses are fuel and purchased electricity in the Company's electric department and purchased natural gas in the Company's gas department. Approximately 28% in 1995 and 27% in 1994 of every revenue dollar billed in the Company's electric department was expended for the combined cost of fuel used in electric generation and purchased electricity. The corresponding figures in the Company's gas department for the cost of purchased gas were 61% and 58%, respectively.
      In 1995, the combined cost of fuel used in electric generation and purchased electricity increased $1.3 million (1%) primarily due to a 1% increase in total system sales which included sales to other utilities. In 1994, the combined cost of fuel used in electric generation and purchased electricity decreased $10.3 million (8%) resulting primarily from lower per unit costs and decreased sales of electricity.
      In an effort to keep the cost of electricity at the lowest reasonable level, the Company purchases energy from other member companies of the New York Power Pool, whenever such energy can be purchased at a unit cost lower than the incremental cost of generating the energy in the Company's plants.
      Purchased natural gas increased $1.8 million (3%) in 1995 largely because of higher interruptible gas sales including gas used as a boiler fuel at the Roseton Plant. The 1994 $6.7 million (12%) increase in gas purchased was due primarily to increased sales of natural gas to the other cotenant owners for use as a boiler fuel at the Roseton Plant and increased sales of natural gas to residential and commercial customers. As discussed in Note 8 of the Notes, competitively bid contracts that the Company has in place for a majority of its gas supply will expire in 1996 after the 1995-1996 winter heating season and are expected to be replaced with competitively bid contracts with third-party gas suppliers.
      Other expenses of operation decreased $2.4 million (3%) in 1995 primarily because of decreased costs of the Company's electric distribution and transmission system. The 1994 increase of $3.4 million (4%) in other expenses of operation was primarily due to higher employee wages and associated fringe benefits.
      Maintenance expenses decreased $2.9 million (10%) in 1995 due largely to a $3.5 million decrease in costs associated with the Company's electric generating plants and a $1.6 million decrease in leak repair costs on the Company's gas distribution and transmission system. These decreases were partially offset by a $2.0 million increase in the Company's electric distribution and transmission system costs largely resulting from increases to storm costs and tree trimming expenses in 1995. The 1994 decrease of $2.4 million (8%) in maintenance expenses was due primarily to $4.1 million of higher costs incurred in 1993 for the scheduled major overhauls of Units 3 and 4 at the Danskammer Plant with no comparable overhauls in 1994. These costs were partially offset by a $1.9 million increase in maintenance costs related to the Company's gas transmission and distribution system in 1994.
      The Company's portion of operating expenses, taxes and depreciation pertaining to the operation of the Nine Mile 2 Plant are included in the Company's financial results. In 1995, the Company's portion of the costs of the Nine Mile 2 Plant decreased $879,000 (6%) due primarily to a decrease in the nuclear plant's operation and maintenance costs. The Company's portion of the 1994 costs of the Nine Mile 2 Plant increased $773,000 (5%) due to the inclusion of approximately $1.7 million of non-recurring expenses largely attributable to Niagara Mohawk's corporate restructuring efforts at the Nine Mile 2 Plant.
      The Company's composite rate for depreciation amounted to 3.14% in 1995, 3.15% in 1994 and 3.17% in 1993 of the original cost of average depreciable property. The ratio of the amount of accumulated depreciation to the cost of depreciable property at December 31 was 35.3% in 1995, 34.5% in 1994 and 32.8% in 1993.
      Property taxes, including school taxes, increased $1.2 million and $1.5 million in 1995 and 1994, respectively.
      State and local taxes levied on gross revenues decreased $1.2 million and $406,000 in 1995 and 1994, respectively. The 1995 decrease in revenue taxes was largely due to a change in New York State tax law, reducing the surcharge tax rate for utility service from 12.5% to 7.5% effective June 1, 1995. In 1994, the revenue taxes decreased due to the reduced rate of the New York State Surcharge Tax for utility service from 15% to 12.5% effective June 1, 1994.
      With the enactment in August 1993 of the Omnibus Budget Reconciliation Act of 1993 (OBRA), the corporate federal income tax rate increased from 34% to 35%, effective January 1, 1993.
The PSC authorized deferral of the resultant increase in the corporate federal income tax rate in 1993 until its disposition is determined in the next rate case.
      See Note 3 of the Notes for an additional analysis and reconciliation of the federal income tax.

OTHER INCOME AND INTEREST CHARGES

      Other income (excluding AFDC) increased $1.7 million (23%) in 1995 and $921,000 (14%) in 1994. The increase was substantially due to the gain on the sale of long-term stock investments in June and December 1995 which is more fully discussed in Note 10 of the Notes. Other income increased in 1994 primarily because of an increase in the amount of Mirror CWIP which flowed through the income statement as a rate moderator, prescribed by the Order of the PSC issued and effective February 11, 1994, as referred to above under the caption entitled "Rate Proceedings - Electric."

      Total interest charges (excluding AFDC) decreased $2.2 million (7%) in 1995 and $1.2 million (4%) in 1994. The following table sets forth some of the pertinent data on the Company's outstanding debt:


                                            1995       1994        1993
                                             (Thousands of Dollars)
Long-term debt:
  New debt issued.............           $   -       $   -       $ 40,000
  Debt retired................              2,562      50,000      40,000
  Outstanding at year-end*:
    Amount (including current
    portion)..................            391,715     393,853     443,897
    Effective rate............              7.00%       6.71%       6.75%
Short-term debt:
  Average daily amount
   outstanding ...............           $    103    $     16    $    330
  Weighted average
    interest rate ............              6.16%       6.69%       3.94%


*Including debt of subsidiaries of $5.3 million in 1995 and $4.8 million in 1994 and 1993.

See Notes 4 and 6 of the Notes for additional information on short-term and long-term debt of the Company.

FINANCIAL INDICES

<CAPTION<
      Selected financial indices for the last five years are set forth in the following table:

                                                                     1995    1994    1993    1992    1991
Pretax coverage of
 total interest charges:
     Including AFDC.....................................             3.68x   3.38x   3.29x   3.07x   2.70x

     Excluding AFDC.....................................             3.43x   3.15x   3.15x   2.95x   2.62x

Pretax coverage of total interest
 charges and preferred stock dividends..................             2.97x   2.74x   2.65x   2.49x   2.22x

Percent of construction expenditures
 financed from internal funds...........................              100%    100%    100%    100%     88%

AFDC and Mirror CWIP* as a percentage
 of income available for common stock...................               16%     16%     11%     10%      8%

Effective tax rate......................................               35%     35%     35%     34%     33%


* Refer to Note 1 of the Notes entitled "Summary of Significant Accounting Policies" under subcaptions "Rates, Revenues and Regulatory Matters" and "Deferred Finance Charges -
  Nine Mile 2 Plant" for a definition of Mirror CWIP.





                                                - 28 -

COMMON STOCK DIVIDENDS AND PRICE RANGES


      The Company and its principal predecessors have paid dividends on its common stock in each year commencing 1903, and the common stock of the Company has been listed on the New York Stock Exchange since 1945. The price ranges and the dividends paid for each quarterly period during the Company's last two fiscal years are as follows:


                            1995                       1994
                 High         Low     Dividend  High         Low    Dividend

1st Quarter       $27 5/8     $26       $.52     $30 1/8    $27 7/8     $.515
2nd Quarter        27 1/2      25 1/2     .52     29 3/4     25 3/4      .515
3rd Quarter        30 1/2      26 1/4     .525    27 5/8     23          .52
4th Quarter        31 7/8      29 7/8     .525    26 1/2     22 7/8      .52



     On June 25, 1993, the Company increased the quarterly dividend rate on its common stock to $.515 per share and on June 24, 1994 increased such quarterly dividend rate to $.52 per share. On June 23, 1995, the Company further increased such quarterly dividend rate to $.525 per share. The Company presently intends to increase future common stock dividends by a modest amount if and to the extent supported by sustained earnings growth, while at the same time gradually reducing the Company's payout ratio; however, any determination of future dividend declarations, and the amounts and dates of such dividends, will depend on the circumstances at the time of consideration of such declaration.
     The number of registered holders of common stock as of December 31, 1995 was 25,422. Of these, 24,725 were accounts in the names of individuals with total holdings of 6,225,354 shares, or an average of 252 shares per account. The 697 other accounts, in the names of institutional or other non-individual holders, for the most part, hold shares of common stock for the benefit of individuals.
     The Company's 4.85% Promissory Notes became due and were retired on December 1, 1995. Therefore, the limitations contained in these notes, upon the right of the Company to declare or pay any dividend or make any other distribution on or acquire, for a consideration, any shares of its common stock, no longer apply. Thus, at December 31, 1995 the amount of retained earnings available for dividends on the Company's common stock is 100% of the amount reported in the Consolidated Balance Sheet.

Report of Independent Accountants

To the Board of Directors and Shareholders of Central Hudson Gas
& Electric Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Central Hudson Gas & Electric Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.










PRICE WATERHOUSE LLP

New York, New York
January 26, 1996

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

The Company maintains adequate systems of internal control to provide reasonable assurance, that, among other things, transactions are executed in accordance with Management's authorization, that the consolidated financial statements are prepared in accordance with generally accepted accounting principles and that the assets of the Company are properly safeguarded. The systems of internal control are documented, evaluated and tested by the Company's internal auditors on a continuing basis. Due to the inherent limitations of the effectiveness of internal controls, no internal control system can provide absolute assurance that errors will not occur. Management believes that the Company has maintained an effective system of internal control over the preparation of its financial information including the consolidated financial statements of the Company as of December 31, 1995.

Independent accountants were engaged to audit the consolidated financial statements of the Company and issue their report thereon. The Report of Independent Accountants, which is presented above, does not limit the responsibility of Management for information contained in the consolidated financial statements and elsewhere in the Annual Report.

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












JOHN E. MACK, III                            DONNA S. DOYLE
Chairman of the Board and                    Controller
Chief Executive Officer




                                        January 26, 1996

CONSOLIDATED BALANCE SHEET
(Thousands of Dollars)
                                                                                     December 31,
                         ASSETS                                                    1995             1994

Utility Plant
  Electric.....................................................                 $1,149,233      $1,114,574
  Gas..........................................................                    140,341         131,830
  Common.......................................................                     83,220          80,652
  Nuclear fuel.................................................                     32,541          31,525
                                                                                 1,405,335       1,358,581
  Less: Accumulated depreciation...............................                    490,576         462,105
        Nuclear fuel amortization..............................                     26,435          23,655
                                                                                   888,324         872,821
  Construction work in progress................................                     48,770          58,252

    Net Utility Plant..........................................                    937,094         931,073

Other Property and Investments.................................                     11,332          10,948










                 The Notes to Consolidated Financial Statements are an integral part hereof.


CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)
                                                                                      December 31,
                         ASSETS                                                     1995            1994

Current Assets
  Cash and cash equivalents......................................                   15,478           5,792
  Accounts receivable from customers - net of allowance for
    doubtful accounts; $2.5 million in 1995 and $2.0 million
    in 1994......................................................                   44,536          43,908
  Accrued unbilled utility revenues..............................                   15,806          15,076
  Other receivables..............................................                    4,674           5,953
  Materials and supplies, at average cost:
    Fuel.........................................................                   13,319          19,293
    Construction and operating...................................                   14,271          14,096
  Special deposits and prepayments...............................                   12,659          12,092
    Total Current Assets.........................................                  120,743         116,210

Deferred Charges
  Regulatory assets (Note 1)....................................                   159,907         169,808
  Unamortized debt expense......................................                     6,080           6,527
  Other.........................................................                    14,936          16,215
    Total Deferred Charges......................................                   180,923         192,550

                         Total Assets                                           $1,250,092      $1,250,781


                 The Notes to Consolidated Financial Statements are an integral part hereof.





CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)                                                              December 31,
              CAPITALIZATION AND LIABILITIES                                      1995          1994
Capitalization
  Common Stock Equity
    Common stock, $5 par value (Note 5).........................                $  87,480     $  86,192
    Paid-in capital (Note 5)....................................                  282,942       277,205
    Retained earnings...........................................                   90,475        79,284
    Capital stock expense.......................................                   (6,658)       (6,773)
    Unrealized gain on investment (Note 10).....................                     -              823
      Total Common Stock Equity.................................                  454,239       436,731

  Cumulative Preferred Stock (Note 5)
    Not subject to mandatory redemption.........................                   21,030        46,030
    Subject to mandatory redemption.............................                   35,000        35,000
      Total Cumulative Preferred Stock..........................                   56,030        81,030
  Long-term Debt (Note 6).......................................                  389,245       389,364
      Total Capitalization......................................                  899,514       907,125

Current Liabilities
  Current redemption of preferred stock.........................                   13,000          -
  Current maturities of long-term debt..........................                    1,577         3,525
  Notes payable.................................................                     -            3,000
  Accounts payable..............................................                   24,433        29,441
  Dividends payable.............................................                   10,244        10,246
  Accrued taxes and interest....................................                    7,824         6,829
  Accrued vacation (Note 1).....................................                    4,157         4,081
  Customer deposits.............................................                    4,021         3,763
  Other.........................................................                    6,166         5,556
      Total Current Liabilities.................................                   71,422        66,441

                 The Notes to Consolidated Financial Statements are an integral part hereof.
                                                   - 35 -

CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)                                                                 December 31,
              CAPITALIZATION AND LIABILITIES                                         1995          1994
Deferred Credits and Other Liabilities
  Regulatory liabilities (Note 1)...............................                    74,132        72,134
  Operating reserves............................................                     6,024         5,663
  Other.........................................................                     9,659        19,463
      Total Deferred Credits and Other Liabilities..............                    89,815        97,260

Accumulated Deferred Income Tax (Note 3)........................                   189,341       179,955

Commitments and Contingencies (Notes 2 and 8)...................

              Total Capitalization and Liabilities                              $1,250,092    $1,250,781












                 The Notes to Consolidated Financial Statements are an integral part hereof.






CONSOLIDATED STATEMENT OF INCOME
(Thousands of Dollars)
                                                                   Year ended December 31,
                                                               1995              1994             1993
Operating Revenues
  Electric...................................               $396,673           $400,327         $411,339
  Gas........................................                102,770            104,586           94,448
    Total - own territory....................                499,443            504,913          505,787
  Electric sales to other utilities..........                 12,772             10,755           11,586
    Total Operating Revenues.................                512,215            515,668          517,373

Operating Expenses
  Operation:
    Fuel used in electric generation.........                 60,940             67,899           72,291
    Purchased electricity....................                 52,323             44,085           49,959
    Purchased natural gas....................                 62,339             60,588           53,900
    Other expenses of operation..............                 99,063            101,925           98,327
  Maintenance................................                 29,440             32,716           34,486
  Depreciation and amortization (Note 1).....                 41,467             40,380           39,682
  Taxes, other than income tax...............                 66,709             66,899           65,564
  Federal income tax (Note 3)................                 29,040             28,043           28,603
    Total Operating Expenses.................                441,321            442,535          442,812

Operating Income.............................                 70,894             73,133           74,561
Other Income and Deductions
  Allowance for equity funds used during
   construction (Note 1).....................                    986                866              934
  Federal income tax (Note 3)................                    353              1,237            1,445
  Other - net................................                  8,886              6,296            5,167
    Total Other Income and Deduction.........                 10,225              8,399            7,546
Income before Interest Charges...............                 81,119             81,532           82,107

        The Notes to Consolidated Financial Statements are an integral part hereof.
                                                   - 37 -

CONSOLIDATED STATEMENT OF INCOME (CON'T)
(Thousands of Dollars)
                                                                    Year ended December 31,
                                                              1995               1994             1993
Interest Charges
  Interest on long-term debt.................                 25,925            27,541            28,877
  Other interest.............................                  1,917             1,784             1,204
  Allowance for borrowed funds used
   during construction (Note 1)..............                   (514)             (515)             (611)
  Amortization of expense on debt............                  1,069             1,793             2,247
    Total Interest Charges...................                 28,397            30,603            31,717

Net Income...................................                 52,722            50,929            50,390

Premium on Preferred Stock Redemption-Net....                    169              -                 -
Dividends Declared on Cumulative
 Preferred Stock.............................                  4,903             5,127             5,562

Income Available for Common Stock............               $ 47,650          $ 45,802          $ 44,828

Common Stock:
  Average shares outstanding (000s)..........                 17,380            17,102            16,725
  Earnings per share on
   average shares outstanding................                  $2.74             $2.68             $2.68




                 The Notes to Consolidated Financial Statements are an integral part hereof.




CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Thousands of Dollars)
                                                                    Year ended December 31,
                                                              1995               1994             1993



Balance at beginning of year.................               $ 79,284           $ 69,023         $ 58,692
Net Income...................................                 52,722             50,929           50,390
                                                             132,006            119,952          109,082

Premium on Preferred Stock Redemption-Net....                    169               _                _
Dividends declared:
  On cumulative preferred stock..............                  4,903              5,127            5,562
  On common stock ($2.095 per share 1995;
   $2.075 per share 1994; $2.045 per share
   1993).....................................                 36,459             35,541           34,497
                                                              41,362             40,668           40,059
Balance at end of year.......................               $ 90,475           $ 79,284         $ 69,023









                 The Notes to Consolidated Financial Statements are an integral part hereof.




CONSOLIDATED STATEMENT OF CASH FLOWS
(Thousands of Dollars)
                                                                         Year ended December 31,
                                                                     1995           1994          1993
Operating Activities
  Net Income..........................................            $  52,722      $ 50,929    $ 50,390
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization including nuclear
      fuel amortization...............................               45,388        44,616        43,887
     Deferred income taxes, net.......................               14,146        12,970        15,593
     Allowance for equity funds used during
      construction....................................                 (986)         (866)         (934)
     Nine Mile 2 Plant deferred finance charges, net..               (4,855)       (4,855)       (7,987)
     Provisions for uncollectibles....................                3,220         3,306         3,431
     Accrued pension costs............................              (10,627)       (2,028)       (2,562)
     Gain on sale of long-term investment.............               (2,104)         -             (670)
     Deferred gas costs...............................                5,302         3,256        (2,974)
     Deferred gas refunds.............................               (1,784)        2,616           416
     Other - net......................................               11,466         4,376         3,807
     Changes in current assets and
      liabilities, net:
        Accounts receivable and unbilled utility
         revenues.....................................               (3,300)       (2,604)       (3,701)
        Materials and supplies........................                5,799         2,028         2,623
        Special deposits and prepayments..............                 (567)         (724)          444
        Accounts payable..............................               (5,008)          887           668
        Accrued taxes and interest....................                  995           219        (4,561)
        Other current liabilities.....................                  944         1,396             7
  Net cash provided by operating activities...........              110,751       115,522        97,877

                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CASH FLOWS (CON'T)
(Thousands of Dollars)                                                 1995          1994        1993
Investing Activities
  Additions to plant..................................               (50,269)      (58,045)     (54,037)
  Allowance for equity funds used during construction.                   986           866          934
  Net additions to plant..............................               (49,283)      (57,179)     (53,103)
  Roseton Plant restoration costs related to fire.....
   damage                                                               -             (853)      (9,454)
  Insurance recoveries related to
   Roseton Plant restoration..........................                  -            4,371         5,936
  Nine Mile 2 Plant decommissioning trust fund........                (1,895)         (895)      (942)
  Proceeds from sale of long-term investments.........                 2,879          -            2,212
  Other - net.........................................                (1,161)       (2,648)         (215)
  Net cash used in investing activities...............               (49,460)      (57,204)      (55,566)
Financing Activities
  Proceeds from issuance of:
    Long-term debt....................................                 1,000           230        41,722
    Common stock......................................                 7,064         7,783        30,122
    Cumulative preferred stock........................                  -             -           35,000
  Net borrowings (repayments) of short-term debt......                (3,000)        3,000       (15,000)
  Retirement and redemption of long-term debt.........                (3,139)      (50,273)      (41,443)
  Retirement and redemption of cumulative preferred
   stock..............................................               (12,000)         -          (35,000)
  Premium on preferred stock redemption...............                  (146)         -             -
  Dividends paid on cumulative preferred and common
   stock..............................................               (41,364)      (40,328)      (39,527)
  Issuance and redemption costs.......................                   (20)         (110)       (2,271)
  Net cash used in financing activities...............               (51,605)      (79,698)      (26,397)
Net Change in Cash and Cash Equivalents...............                 9,686       (21,380)       15,914
Cash and Cash Equivalents at Beginning of Year........                 5,792        27,172        11,258
Cash and Cash Equivalents at End of Year..............             $  15,478     $   5,792     $  27,172
Supplemental Disclosure of Cash Flow Information
    Interest paid (net of amounts capitalized)........             $  26,738     $  28,681     $  30,287
    Federal income taxes paid.........................                14,100        12,100        13,000
The Notes to Consolidated Financial Statements are an integral part hereof.
                                                   - 41 -
/TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General:

      The Company is subject to regulation by the Public Service Commission of the State of New York (PSC) and the Federal Energy Regulatory Commission (FERC) with respect to its rates for service and the maintenance of its accounting records. The Company's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the regulatory authorities having jurisdiction.
      Certain amounts from prior years have been reclassified on the consolidated financial statements to conform with the 1995 presentation. Preparation of the financial statements includes the use of estimates.


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


Utility Plant:

      The costs of additions to utility plant and replacements of retired units of property are capitalized at original cost. The Company's share of the costs of Unit No. 2 of the Nine Mile Point Nuclear Station (Nine Mile 2 Plant) are capitalized at original cost, less the disallowed investment of $169.3 million which was recorded in 1987. Costs include labor, materials and supplies, indirect charges for such items as transportation, certain taxes, pension and other employee benefits and an allowance for the cost of funds used during construction (AFDC). Replacement of minor items of property is included in maintenance expenses.
      The original cost of property, together with removal cost, less salvage, is charged to accumulated depreciation at such time as the property is retired and removed from service.

Jointly Owned Facilities:

      The Company has a 9%, or 102.9 MW, undivided interest in the 1,143 MW Nine Mile 2 Plant (see Note 2) and a 35%, or 420 MW, undivided interest in the 1,200 MW Roseton Steam Electric Generating Plant (Roseton Plant) (see Note 8 caption "Roseton Plant").
      The Company's pro rata shares of the investments in the Nine Mile 2 Plant and the Roseton Plant, as included in its Consolidated Balance Sheet at December 31, 1995 and 1994, were:

                                                 1995            1994
                                              (Thousands of Dollars)
      Nine Mile 2 Plant
       Plant in service                       $ 315,423        $309,893
       Construction work in progress                594           3,941
       Accumulated depreciation                 (55,319)        (48,248)
     Roseton Plant
       Plant in service                       $ 133,741        $130,310
       Construction work in progress              1,872           3,740
       Accumulated depreciation                 (71,880)        (70,525)


Allowance For Funds Used During Construction:

      The Company includes in plant costs AFDC approximately equivalent to the cost of funds used to finance construction expenditures. The concurrent credit for the amount so capitalized is reported in the Consolidated Statement of Income as follows: the portion applicable to borrowed funds is reported as a reduction of interest charges while the portion applicable to other funds (the equity component, a noncash item) is reported as other income. The AFDC rate was 8.50% in 1995, 8.50% in 1994 and 8.75% in 1993.

Depreciation and Amortization:

      For financial statement purposes, the Company's depreciation provisions are computed on the straight-line method using rates based on studies of the estimated useful lives and estimated net salvage of properties, with the exception of the Nine Mile 2
Plant which is depreciated on a remaining life amortization method. The year 2026, which is the year in which the Nine Mile
2 Plant operating license expires, is used as the end date in the development of the remaining life amortization. Reference is made to the caption "Operating Expenses" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the ratio of the total provision for depreciation to the original cost of average depreciable property. The

Company performs depreciation studies on a continuing basis and, upon approval by the PSC, periodically adjusts the rates of its various classes of depreciable property. The most recent study was performed in 1993. The provision for depreciation of transportation equipment is charged indirectly to various asset and expense accounts.
      For federal income tax purposes, the Company uses an accelerated method of depreciation and generally uses the shortest life permitted for each class of assets.

Amortization of Nuclear Fuel:

      The cost of the Nine Mile 2 Plant nuclear fuel assemblies and components is amortized to operating expense based on the quantity of heat produced for the generation of electric energy. Niagara Mohawk Power Corporation (Niagara Mohawk), on behalf of the Nine Mile 2 Plant cotenants, has entered into an agreement with the U.S. Department of Energy (DOE) for the ultimate disposal and storage of spent nuclear fuel. The cotenants are assessed a fee for such disposal based upon the kilowatt-hours generated by the Nine Mile 2 Plant. These costs are charged to operating expense and recovered from customers through base rates or through the electric fuel cost adjustment clause described below. The Company cannot now determine whether such arrangements with the DOE will ultimately provide for the satisfactory permanent disposal of such waste products.

Cash and Cash Equivalents:

      For purposes of the Consolidated Statement of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Federal Income Tax:

      The Company and its wholly owned subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to operating expenses and other income and deductions in the Consolidated Statement of Income. Federal income taxes are deferred under the liability method in accordance with Financial Accounting Standard No. 109 "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all differences between financial statement and tax basis of assets and liabilities. Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that income taxes will be recoverable or refundable through future revenues.

Rates, Revenues and Regulatory Matters:

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

      Regulatory Assets and Liabilities: Certain utility expenses and credits normally reflected currently in income are deferred on the balance sheet as regulatory assets and liabilities and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers in utility revenues.

      The following table sets forth the Company's regulatory assets and liabilities:

At December 31,                              1995        1994

Regulatory Assets (Debits):                 (In thousands)
Deferred finance charges -
  Nine Mile 2 Plant.....................            $ 70,760      $ 71,904
Income taxes recoverable
  through future rates..................              65,723        69,331
Deferred energy efficiency cost.........              11,046         9,583
Other...................................              12,378        18,990
  Total Regulatory Assets...............            $159,907      $169,808

Regulatory Liabilities (Credits):
Deferred finance charges -
  Nine Mile 2 Plant.....................            $ 28,431      $ 34,431
Income taxes refundable.................              29,093        28,383
Deferred unbilled gas revenues..........               4,030         3,754
Deferred OPEB costs over collection.....               3,600           -
Other...................................               8,978         5,566
  Total Regulatory Liabilities..........            $ 74,132      $ 72,134

      Deferred Finance Charges - Nine Mile 2 Plant: During the construction of the Nine Mile 2 Plant, the PSC authorized the inclusion in rate base of increasing amounts of the Company's investment in that Plant. The Company did not accrue AFDC on any of the Nine Mile 2 Plant construction work in progress (CWIP) which was included in rate base and for which a cash return was being allowed; however, the PSC ordered, effective January 1, 1983, that amounts be accumulated in deferred debit and credit accounts equal to the amount of AFDC which was not being accrued on the CWIP included in rate base (Mirror CWIP). The balance in the deferred credit account is available to reduce future revenue requirements by amortizing portions of the deferred credit to other income or by the elimination through writing off other deferred balances as directed by the PSC. The Company expects such application of the deferred credit will occur over a period substantially shorter than the life of the Nine Mile 2 Plant.
When amounts of such deferred credit are applied in order to reduce revenue requirements, amortization is started for a corresponding amount of the deferred debit, which amortization continues on a level basis over the remaining life of the Nine Mile 2 Plant resulting in recovery of such corresponding amount through rates. Mirror CWIP is expected to be exhausted by the end of the useful life of the Nine Mile 2 Plant either through the amortization or write-off procedures described above or through the write-off of the remaining debit and credit as directed by the PSC. The net effect of this procedure is that at the end of the amortization period for the deferred credit, the accounting and rate-making treatment will be the same as if the Nine Mile 2 Plant CWIP had not been included in rate base during the construction period.
      Pursuant to the PSC's Opinion and Order Determining Revenue Requirement and Rate Design, issued and effective February 11, 1994 (1993 Rate Order) the Company was authorized to offset $5.5 million of the deferred credit against other deferred balances and to amortize $6.0 million annually beginning in December 1993. In 1995, 1994 and 1993, the Company amortized $6.0 million, $6.0 million and $3.3 million, respectively, of this deferred credit.
      The $6.0 million amortization of the deferred credit will be continued until changed in a future PSC rate order. The level of the deferred debit amortization is based on the level of deferred credits that have been utilized in setting revenue requirements for a rate year. Any amounts of deferred credits that are utilized in the period between the end of the rate year and the setting of new rates are included in the amortization level for the deferred debit over the then remaining life of the Nine Mile
2 Plant. The deferred debit amortization level is currently set at $1.145 million per year.

      Deferred Energy Efficiency Costs: The PSC has required utilities to adopt comprehensive long-range planning which includes demand side management and energy conservation (Energy Efficiency Program). The Company's 1995 Energy Efficiency Program was approved by the PSC. The Energy Efficiency Program costs are deferred and amortized over either five or ten years, as directed by the PSC.
      In addition to the deferral of Energy Efficiency Program costs, the Company recovers lost net revenues that result from the Program. Incentive earnings related to the achievement of energy efficiency goals are recovered through the electric fuel cost adjustment clause as discussed below.

      Deferred and Accrued Vacation: The Company's employees begin accruing vacation in July of each year for use in the following year; the monthly accrual of days is based on the number of years of service for each employee. However, for rate-making purposes, vacation pay is recognized as an allowable expense only when paid. Accordingly, the Company records a current liability for earned vacation pay and an equivalent regulatory asset representing the future recoverability of the difference between costs incurred and costs recovered in the rate-making process.

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


New Accounting Standards:

      Impairment: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121 requires companies, including utilities, to assess the need to recognize a loss whenever events or circumstances occur which indicate that the carrying amount of an asset may not be fully recoverable. SFAS 121 also amends SFAS 71, "Accounting for the Effects of Certain Types of Regulation," to require the write-off of a regulatory asset if it is no longer probable that future revenues will recover the cost of the asset. SFAS 121, which is applicable to the Company starting in 1996, may have consequences for a number of utilities, especially those which have relatively high-cost nuclear generating assets, including the Company, which are facing growing competitive pressures that may erode prices for future utility services. The Company does not expect that the adoption of SFAS 121 will have a material impact on the financial position or results of operations of the Company in 1996 based on the current regulatory treatment of its long-lived and regulatory assets. However, future developments in the utility industry including the effects of deregulation and increasing competition could change this conclusion.

      Plant Decommissioning: Because diverse accounting practices have developed for recognizing the cost of closure and removal of long-lived assets in the financial statements, including the cost of decommissioning utility generating plants, the FASB has agreed to review the accounting for this topic. The FASB is considering when a liability for plant decommissioning or other asset retirement should be recognized, how any such liability should be measured, and whether a corresponding asset is created. In a preballot draft SFAS, issued December 1995, FASB has tentatively concluded that a liability should be recognized for legal or unavoidable constructive obligations for closure and removal of facilities such as the Nine Mile 2 Plant as the obligation is incurred. The liability recognized for those closure and removal obligations shall reflect the present value of estimated future cash outflows currently expected to be required to satisfy those obligations. Initial recognition of a liability for closure and removal obligations increases the cost of the related asset because incurrence of the obligation is integral to or a prerequisite for operating the asset. Further, if securities or other assets have been dedicated for future settlement of closure and removal obligations, the liability for those obligations shall, generally, not be offset by those dedicated assets. The proposed statement, when issued, may be effective as early as the 1997 financial statements of the Company. The Company does not believe that such changes, if required, would have an adverse effect on results of operations due to its current belief that decommissioning costs will continue to be recovered in rates.


NOTE 2 - NINE MILE 2 PLANT

General:

     The Nine Mile 2 Plant is located in Oswego County, New York, and is operated by Niagara Mohawk. The Nine Mile 2 Plant is owned as tenants in common by the Company (9% interest), Niagara Mohawk (41% interest), New York State Electric & Gas Corporation (18% interest), Long Island Lighting Company (18% interest) and Rochester Gas and Electric Corporation (14% interest). The output of the Nine Mile 2 Plant, which has a rated net capability of 1,143 MW, (as reported by Niagara Mohawk) is shared and the operating expenses of the Plant are allocated to the cotenants in the same proportions as the cotenants' respective ownership interests. The Company's share of direct operating expense for the Nine Mile 2 Plant is included in the appropriate expense classifications in the accompanying Consolidated Statement of Income.
      Under the Operating Agreement entered into by the cotenants, Niagara Mohawk acts as operator of the Nine Mile 2 Plant, and all five cotenants share certain policy, budget and managerial oversight functions. The Operating Agreement remains in effect subject to termination on six months' notice.


Radioactive Waste:

      An agreement for interim storage of the Nine Mile 2 Plant low-level radioactive waste has been agreed to between Niagara Mohawk and the cotenants that will provide for the storage of the Nine Mile 2 Plant low-level radioactive waste at Unit No. 1 of the Nine Mile Point Nuclear Station (Nine Mile 1 Plant) until

June 30, 2010. It is expected that all low-level radioactive waste stored at Nine Mile 1 Plant (owned 100% by Niagara Mohawk) will have been transferred to a low-level radioactive waste repository operating within New York State by this date. Niagara Mohawk has contracted with the DOE for disposal of high-level radioactive waste (spent fuel) from the Nine Mile 2 Plant (see
Note 1 - Summary of Significant Accounting Policies - "Amortization of Nuclear Fuel"). The DOE has forecasted the start of operations of its high-level radioactive waste repository to be no sooner than 2010. The Company has been advised by Niagara Mohawk that the Nine Mile 2 Plant Spent Fuel Storage Pool has a capacity for spent fuel that is adequate until 2014. If DOE schedule slippage should occur, facilities that extend the on-site storage capability for spent fuel at the Nine Mile 2 Plant beyond 2014 would need to be acquired.


Nuclear Plant Decommissioning Costs:

      The Company's 9% share of costs to decommission the Nine Mile 2 Plant, is estimated to be approximately $209.6 million ($72.6 million in 1995 dollars) and assumes that decommissioning will begin in the year 2028. This estimate is based upon a site specific study completed in December 1995.
      The annual decommissioning allowance reflected in ratemaking is based upon a 1989 study as filed with the Nuclear Regulatory Commission (NRC). The 1989 study included amounts for radioactive and non-radioactive dismantlement costs and is charged to operations through depreciation recovery. The 1989 study estimated the Company's 9% share of costs of decommissioning to be $118.5 million ($26.4 million in 1995 dollars). The PSC authorized recovery, on an annual basis, of $212,000 for internal decommissioning funding (i.e., funds held by the Company) and $787,000 for external decommissioning funding (i.e., funds held in trust). Total recoveries authorized by the PSC for the internal decommissioning fund from August 1988 through December 31, 1995 amounted to $1.4 million. The external decommissioning trust fund at December 31, 1995 and 1994 amounted to $6.4 million and $4.5 million, respectively. The net earnings from inception through December 31, 1995 amounted to $1.6 million. The external decommissioning trust fund is reflected in the Company's Consolidated Balance Sheet in "Other Property and Investments." The amount of accumulated decommissioning costs recovered through rates and the net earnings of the external decommissioning trust fund are reflected in accumulated depreciation in the Consolidated Balance Sheet and amount to $7.9 million and $5.7 million at December 31, 1995 and 1994, respectively. NRC regulations require the direct funding of eventual decommissioning costs of nuclear facilities. The

Company, in 1990, established a master trust in order to comply with these NRC requirements. The Company has estimated that its share of the minimum funding requirements will be approximately $38.8 million in 1995 dollars.
      There is no assurance that the decommissioning allowance recovered in rates will ultimately aggregate a sufficient amount to decommission the unit.
      Reference is made to the caption "New Accounting Standards - Plant Decommissioning" in Note 1 above for details of the proposed changes in accounting for nuclear decommissioning costs.
      The Company believes that if decommissioning costs are higher than currently estimated, such higher costs would be recovered in rates.

Decontamination and Decommissioning Fund:

      The Energy Policy Act of 1992, signed into law in October 1992, established a Uranium Enrichment Decontamination and Decommissioning Fund (Fund) for the decommissioning of the DOE's enrichment facilities. Special annual assessments to utilities with nuclear power plants, which began in 1993 and continue until 2006, and government appropriations for such purpose will be deposited into the Fund. The Energy Policy Act of 1992 also provides that such assessments shall be considered a cost of fuel and shall be recoverable in rates.
      The unamortized portion of the Company's share of this assessment at December 31, 1995 and 1994 of approximately $630,000 and $664,000, respectively and a corresponding regulatory asset are reflected in the Consolidated Balance Sheet. Payments to the Fund are made to Niagara Mohawk by the cotenants of the Nine Mile 2 Plant.

NOTE 3 - FEDERAL INCOME TAX

Components of Federal Income Tax:

      The following is a summary of the components of federal income tax as reported in the Consolidated Statement of Income:

                                         1995       1994        1993
                                          (Thousands of Dollars)
Charged to operating expense:
  Federal income tax..........         $19,245    $18,190     $14,502
  Deferred income tax.........           9,795      9,853      14,101
    Income tax charged to
      operating expense.......          29,040     28,043      28,603

Charged (credited) to other
 income and deductions:
  Federal income tax..........          (4,704)    (4,354)     (2,937)
  Deferred income tax.........           4,351      3,117       1,492
    Income tax charged
      (credited) to other
      income and deductions...            (353)    (1,237)     (1,445)
    Total federal income tax..         $28,687    $26,806     $27,158

Reconciliation:

The following is a reconciliation between the amount of federal income tax computed on income before taxes at the statutory rate and the amount reported in the Consolidated Statement of Income:


                                        1995        1994        1993
                                         (Thousands of Dollars)

Net income....................         $52,722     $50,929    $50,390
Federal income tax............          14,541      13,836     11,565
Deferred income tax...........          14,146      12,970     15,593
  Income before taxes.........         $81,409     $77,735    $77,548

Computed tax @ 35%
 statutory rate...............         $28,493     $27,207    $27,142
Increase (decrease) to computed
 tax due to:
  Tax depreciation............         (10,096)     (9,597)   (10,796)
  Deferred finance charges -
   Nine Mile 2 Plant..........          (1,701)     (1,700)      (862)
  Deferred gas costs..........           2,286       1,149       (844)
  Deferred OPEB expense.......            (223)        713     (1,617)
  Pension expense.............          (1,738)     (1,471)      (893)
  Alternative minimum tax.....          (2,958)     (1,544)       (59)
  Other.......................             478        (921)      (506)
Federal income tax............          14,541      13,836     11,565
Deferred income tax...........          14,146      12,970     15,593
  Total federal income tax....         $28,687     $26,806    $27,158

 Effective tax rate...........           35.2%       34.5%      35.0%

      The following is a summary of the components of accumulated deferred income taxes at December 31, 1995 and 1994, as reported in the Consolidated Balance Sheet:

                                                   1995          1994
                                               (Thousands of Dollars)
Accumulated Deferred Income
  Tax Assets:
 Future tax benefits on
   investment tax credit basis
   difference.....................                $ 16,073    $ 16,829
 Alternative minimum tax..........                  10,530      12,989
 Tax depreciation - Nine Mile 2
   Plant disallowed investment....                   3,077       6,155
 Unbilled revenues................                   5,434       5,045
 Other............................                  22,444      17,611
Accumulated Deferred Income Tax
 Assets...........................                $ 57,558    $ 58,629

Accumulated Deferred Income
  Tax Liabilities:
 Tax depreciation.................                $172,033    $162,734
 Accumulated deferred investment
   tax credit.....................                  29,850      31,254
 Future revenues - recovery of
   plant basis differences........                  22,971      24,269
 Other............................                  22,045      20,327
Accumulated Deferred Income Tax
 Liabilities......................                $246,899    $238,584

Net Accumulated Deferred Income
 Tax Liability....................                $189,341    $179,955


NOTE 4 - SHORT-TERM BORROWING ARRANGEMENTS

      The Company has in effect a revolving credit agreement with four commercial banks which allows it to borrow up to $50.0 million through December 14, 1997 (Agreement). The Agreement gives the Company the option of borrowing at either the prime/federal funds rate, or three other money market rates if such rates are lower. The Agreement also provides for the payment of an annual commitment fee of 1/16 of 1% per annum on the unborrowed amount and a facility fee of 1/8 of 1% per annum on the total amount of the facility. Compensating balances are not required under the Agreement. In addition, the Company continues to maintain confirmed lines of credit totaling $1.5 million with two regional banks. There were no outstanding loans under these Agreements at December 31, 1995 or 1994. In order to diversify its sources of short-term financing, during 1994 the Company entered into short-term credit facilities agreements with four commercial banks totaling $130.0 million in the aggregate. There was no outstanding short-term debt at December 31, 1995. There was $3.0 million outstanding at December 31, 1994 related to these credit facilities with a weighted average interest rate of 6.69%.
      Authorization from the PSC limits the amount the Company may have outstanding, at any time, under all of its short-term borrowing arrangements to $52.0 million in the aggregate.

NOTE 5 - CAPITALIZATION - CAPITAL STOCK

Common Stock, $5 par value; 30,000,000 shares authorized:
Paid-In Capital:
                                        Common Stock              Paid-In
                                     Shares         Amount        Capital
                                   Outstanding      ($000)         ($000)
January 1, 1993                     16,028,569     $80,143       $245,349
 Issued through public
  offering..................           700,000       3,500         19,299
 Issued under dividend
  reinvestment plan.........           185,101         926          5,124
 Issued under customer stock
  purchase plan.............            39,477         197          1,076
December 31, 1993                   16,953,147      84,766        270,848
 Issued under dividend
  reinvestment plan.........           227,772       1,139          5,104
 Issued under customer stock
  purchase plan.............            57,545         287          1,253
December 31, 1994                   17,238,464      86,192        277,205
 Issued under dividend
  reinvestment plan.........           218,610       1,093          4,897
 Issued under customer stock
  purchase plan.............            38,977         195            879
 Redemption of preferred
  stock.....................             -            -               (39)
December 31, 1995                   17,496,051    $ 87,480       $282,942

Cumulative Preferred Stock, $100 par value; 1,200,000 shares authorized:
                       Final       Redemption        Shares Outstanding
                     Redemption      Price               December 31,
            Series      Date        12/31/95          1995         1994
Not Subject
 to Mandatory
 Redemption:
            4 1/2%                     $107.00       70,300        70,300
            4.75%                       106.75       20,000        20,000
            4.35%                       102.00       60,000        60,000
            4.96%                       101.00       60,000        60,000
            7.72%         (a)           101.00      130,000       130,000
            7.44%                                      -          120,000
                                                    340,300       460,300
Subject to
 Mandatory
 Redemption:
            6.20%     10/1/08 (b)                   200,000       200,000
            6.80%     10/1/27 (b)                   150,000       150,000
                                                    350,000       350,000
                     Total                          690,300       810,300


(a) Redeemed January 1, 1996 at a redemption price of $101.00 per share.
(b) Cannot be redeemed prior to October 1, 2003.

      Reference is made to the caption "Financing Program" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details on issuances and redemptions of capital stock.
      The Cumulative Preferred Stock not subject to mandatory redemption is redeemable only at the option of the Company. Upon redemption, the sum payable per share is the then current redemption price plus accrued dividends thereon. In the event of an involuntary liquidation of the Company, the redemption price is $100 per share plus accrued dividends.
      The Company optionally redeemed all of its outstanding 7.44% Cumulative Preferred Stock, at the $101.22 redemption price on October 1, 1995. Costs associated with this redemption were charged directly to retained earnings.
      The Company optionally redeemed all of its outstanding 7.72% Cumulative Preferred Stock at the $101.00 redemption price on January 1, 1996. Costs associated with this redemption will be charged directly to retained earnings in 1996.
      Expenses incurred on issuance of capital stock are accumulated and reported as a reduction in common stock equity. These expenses are not being amortized, except that, as directed by the PSC, certain issuance and redemption costs and unamortized expenses associated with certain issues of preferred stock that were redeemed have been deferred and are being amortized over the remaining lives of the issues subject to mandatory redemptions.
      The PSC has authorized the issuance and sale of certain debt and equity securities of the Company. Accordingly, a registration statement became effective in April, 1995 under which the Company registered with the Securities and Exchange Commission (SEC) the following securities: (i) Debt Securities and Common Stock, $5.00 par value, but not in excess of $80.0 million in aggregate, and not in excess of $40.0 million initial public offering price of such Common Stock and (ii) Cumulative Preferred Stock, not in excess of $25.0 million, par value $100 per share, which may be issued as Depositary Preferred Shares, each representing 1/4 of a share of such Cumulative Preferred Stock, each evidenced by Depositary Receipts.

NOTE 6 - CAPITALIZATION - LONG-TERM DEBT

  Details of long-term debt are shown below:

                                                        December 31,
                                                       1995       1994
                                                (Thousands of Dollars)
      Series         Maturity Date
First Mortgage Bonds:
 6.10% (a)           April 28, 2000                   $10,000   $10,000
 7.70% (a)           June 12, 2000                     25,000    25,000
 8 3/4%              May 1, 2001                       30,000    30,000
 7.97% (a)           June 11, 2003                      8,000     8,000
 7.97% (a)           June 13, 2003                      8,000     8,000
 6.46% (a)           August 11, 2003                   10,000    10,000
 6 1/4%(b)           June 1, 2007                       4,500     4,500
 9 1/4%              May 1, 2021                       70,000    70,000
 8.12% (a)           August 29, 2022                   10,000    10,000
 8.14% (a)           August 29, 2022                   10,000    10,000
 8.375%(b)           December 1, 2028                  16,700    16,700
                                                      202,200   202,200

Promissory Notes:

1984 Series A (7 3/8%)(c)    Oct. 1, 2014              16,700    16,700
1984 Series B (7 3/8%)(c)    Oct. 1, 2014              16,700    16,700
1985 Series A (Var. rate)(c) Nov. 1, 2020              36,250    36,250
1985 Series B (Var. rate)(c) Nov. 1, 2020              36,000    36,000
1987 Series A (Var. rate)(c) June 1, 2027              33,700    33,700
1987 Series B (Var. rate)(c) June 1, 2027               9,900     9,900
 5.38% (a)                   Jan. 15, 1999             20,000    20,000
 7.85% (a)                   July 2, 2004              15,000    15,000
                                                      184,250   184,250

Secured Notes Payable of Subsidiary                     3,688     3,878
Unamortized Discount on Debt                             (893)    (964)
               Total long-term debt                  $389,245  $389,364

(a) Issued under the Company's Medium Term Note Program.
(b) First Mortgage Bonds issued in connection with the sale by the New York State Energy Research and Development Authority (NYSERDA) of tax-exempt pollution control revenue bonds.
(c) Promissory Notes issued in connection with the sale by NYSERDA of tax-exempt pollution control revenue bonds.

     Medium Term Notes: Authorization by the PSC to issue Medium Term Notes under the Company's Medium Term Note Program expired on December 31, 1994. Of the $125.0 million of Medium Term Notes authorized under such program, $116.0 million were issued. By Order effective October 17, 1994, the PSC authorized the Company to issue and sell not later than December 31, 1996, new debt securities and common stock totaling not more than $80.0 million in the aggregate. Such Order also authorized the issuance of up to $115.0 million of tax exempt NYSERDA Pollution Control Revenue Bonds for the purpose of refinancing, if economical, a like amount of such bonds presently outstanding.

      NYSERDA: The NYSERDA Pollution Control Revenue Bonds issued in 1985 (Series A and B) and 1987 (Series A and B) (collectively, the "1985 and 1987 NYSERDA Bonds") are variable rate obligations subject to weekly repricing and investor tender. The Company has the right, exercisable independently with respect to each series of the 1985 and 1987 NYSERDA Bonds, to convert the Bonds of each such series to a fixed rate for the remainder of their term. In its rate orders, the PSC has provided for full recovery of the interest costs on the Company's 1985 and 1987 Series A and B Promissory Notes which were issued in connection with the sale of the 1985 and 1987 NYSERDA Bonds. Deferred accounting has been granted by the PSC for any variation between actual interest rates and those interest rates allowed for rate-making purposes. The deferred balance under such accounting at December 31, 1995 was a regulatory asset of $1.3 million and the deferred balance under such accounting at December 31, 1994 was a regulatory liability of $488,000. Such deferred balances are to be disposed of in future rate cases.

      Interest Rate Cap: In 1995, the Company entered into a three-year interest rate cap agreement with a bank to manage exposure to upward changes in interest rates on the 1985 and 1987 NYSERDA Bonds. Under this agreement, in the event a nationally recognized tax-exempt bond interest rate index exceeds 8%, the Company will receive a payment from such bank equal to the amount by which the actual interest costs on such bonds exceeds 8% per annum. This agreement has the effect of limiting the interest rate the Company must pay on such bonds (on a $115.9 million notional amount) to the lesser of their actual rate or 8% per annum. In the event such bank failed to make any required payment under such interest rate cap agreement, the Company's exposure would be limited to a maximum interest rate of 15% per annum under the terms of such bonds.

      Letters of Credit: The Company has in place irrevocable letters of credit which support certain payments required to be made on the 1985 and 1987 NYSERDA Bonds. Such letters of credit expire on various dates. The Company anticipates being able to extend such letters of credit if the interest rate on the related series of such bonds is not converted to a fixed interest rate. If the Company were unable to extend the letter of credit that is related to a particular series of such bonds, that series would have to be redeemed unless a fixed rate of interest became effective. Payments made under the letters of credit in connection with purchases of tendered 1985 and 1987 NYSERDA Bonds are repaid with the proceeds from the remarketing of such Bonds. To the extent the proceeds are not sufficient, the Company would be required to reimburse the bank that issued the letter of credit for the amount of any resulting draw under the letter of credit by the expiration date of the letter of credit. The letter of credit expiration date for the letters of credit supporting the 1985 NYSERDA Bonds is November 16, 1998, and the letter of credit expiration date for the letters of credit supporting the 1987 NYSERDA Bonds is September 16, 1998. The cost of these letters of credit is $584,400 for 1995.

     Debt Expense: Expenses incurred on debt issues and any discount or premium on debt are deferred and amortized over the lives of the related issues. Expenses incurred on debt redemptions prior to maturity have been deferred and are generally being amortized over the shorter of the remaining lives of the related extinguished issues or the new issues as directed by the PSC.

      Debt Covenants: Certain debt agreements require the maintenance by the Company of certain financial ratios and contain other restrictive covenants.

      Subsidiary Debt: Secured notes payable of a subsidiary of the Company consist of term loans to finance the installation of energy conservation equipment at various host facilities, located primarily in the Northeastern United States. The majority of such loans accrue interest at the prime lending rate. Interest and principal are amortized over the term of each respective contract. Such loans are secured principally by certain power purchase agreements and project assets.


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

      Net periodic pension costs were allocated 73%, 73% and 71%
to expense for the years 1995, 1994 and 1993, respectively, with remaining costs allocated to capital projects. The allocation of net periodic pension costs between capital and expense follows the payroll distribution.
      Net periodic pension (income) costs for 1995, 1994 and 1993 include the following components:
                                      1995         1994         1993
                                        (Thousands of Dollars)
Service cost - benefits earned
 during the period...........       $  3,877     $  5,876     $  4,518
Interest cost on projected
 benefit obligation..........         14,449       13,256       13,148
Actual return on Retirement
 Plan assets.................        (38,849)      (6,947)     (34,022)
Net amortization and deferral          9,896      (14,213)      13,794
   Net periodic pension
    (income) costs...........       $(10,627)    $ (2,028)    $ (2,562)

      The net periodic pension income for 1995 and 1994 was determined using a weighted average discount rate of 8.5% and 6.25%, respectively, and a rate of increase in future compensation levels of 5.5% for 1995 and 1994. The expected long-term rate of return on Retirement Plan assets used in determining the net periodic pension (income) costs was 10.5% for 1995 and 8.5% for 1994.
     The following table sets forth the Retirement Plan's funded status at October 1, 1995 and 1994 and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1995 and 1994:

                                                   1995          1994
                                         (Thousands of Dollars)
Actuarial present value of benefit
 obligations:
 Accumulated benefit obligation,
  including vested benefits
  of $170,039 and $146,779.............          $173,281     $148,854

Projected benefit obligation for
 service rendered to date..............          $196,038     $171,713
Retirement Plan assets at market value.           250,246      223,376
Excess of Retirement Plan assets over
 projected benefit obligation..........            54,208       51,663
Unrecognized net gain..................           (52,846)     (60,551)
Prior service cost not yet recognized
 in net periodic pension cost..........             3,531        3,789
Unrecognized net asset being amortized
 over 15 years.........................            (3,971)      (4,606)
Pension asset (liability) recognized
 in the Consolidated Balance Sheet.....          $    922     $ (9,705)

      Retirement Plan assets consist primarily of equities and fixed income securities. The Retirement Plan is deemed to be fully funded for federal income tax purposes, therefore, the Company did not make any contributions to the Retirement Plan during 1995 or 1994.
      The actuarial present value of projected benefit obligations for October 1, 1995 and 1994 was determined using a weighted average discount rate of 7.5% and 8.5%, respectively, and an assumed rate of increase in compensation of 4.5% and 5.5% for 1995 and 1994, respectively.
      Pursuant to the PSC Statement of Policy and Order Concerning the Accounting and Rate-making Treatment for Pensions and Postretirement Benefits Other than Pensions (OPEB), issued September 7, 1993 (Pension and OPEB Order), effective January 1, 1993 the Company began amortizing each year's experienced gain or loss over ten years.
      Pursuant to the Pension and OPEB Order, deferred accounting has been granted by the PSC for any variation (above or below) between actual costs of the Company's pension plans and those costs allowed for rate-making purposes.

Other Postretirement Benefits:

       The Company provides certain health care and life insurance benefits for retired employees through its postretirement benefit plan (Benefit Plan). Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. These and similar benefits for active employees are provided through insurance companies whose premiums are based on the benefits paid during the year. In order to recover a portion of the costs of these benefits, the Company requires employees who retire on or after October 1, 1994 to contribute toward the cost of such benefits.
      Net periodic postretirement benefit cost for 1995 and 1994 includes the following components:

                                               1995                1994
                                              (Thousands of Dollars)
  Service cost - benefits
   attributed to the period.......          $  1,384            $  2,392

  Interest cost on accumulated
   postretirement benefit
   obligation.....................             4,613               4,654

  Actual return on Benefit Plan
   assets.........................              (875)               (426)

  Amortization of Transition
   Obligation.....................             3,114               3,114

  Net amortization and deferral...            (1,837)                928

  Net periodic postretirement
   benefit cost...................          $  6,399            $ 10,662


     The Company is amortizing the unfunded accumulated postretirement benefit obligation (Transition Obligation) at January 1, 1993 over a 20-year period.
     The net periodic postretirement benefit cost of the Benefit Plan for 1995 and 1994 was determined using a weighted average discount rate of 8.50% and 6.25%, respectively, and a rate of increase in future compensation levels of 5.5% for both periods. The expected long-term rate of return of Benefit Plan assets used in determining the net periodic postretirement benefit cost was 6.7% for 1995 and 6.6% for 1994.

     The Benefit Plan's funded status reconciled with the Company's Consolidated Balance Sheet is as follows:

                                                    December 31,
                                               1995               1994
                                              (Thousands of Dollars)
  Accumulated postretirement
   benefit obligation:
    Retirees......................           $(31,899)          $(27,526)
    Fully eligible employees......             (4,706)            (4,537)
    Other employees...............            (31,495)           (25,532)
                                              (68,100)           (57,595)
  Benefit Plan assets at fair
   value..........................             22,899             14,051

  Excess of accumulated post-
   retirement benefit obligation
   over Benefit Plan assets.......            (45,201)           (43,544)
  Unrecognized net (gain) loss....             (8,922)           (14,489)

  Prior service cost not yet
   recognized in net periodic
   postretirement benefit cost....               (160)              -

  Unrecognized Transition
   Obligation.....................             52,921             56,035

  Postretirement benefit liability
   recognized in the
   Consolidated Balance Sheet.....           $ (1,362)          $ (1,998)

     The accumulated postretirement benefit obligation under the Benefit Plan at December 31, 1995 and 1994 was determined using a weighted average discount rate of 7.5% and 8.5%, respectively and a rate of increase in future compensation levels of 4.5% and 5.5% for 1995 and 1994, respectively. The expected long-term rate of return of Benefit Plan assets used in determining the net periodic postretirement benefit cost was 6.7% for 1995 and 6.6% for 1994.
     The assumed health care cost trend is 12% in the early years and trends down to an ultimate rate of 5.5% by the year 2010. A 1% increase in health care cost trend rate assumptions would produce an increase in the accumulated postretirement benefit obligation at December 31, 1995 and 1994 of $8.921 and $7.545 million, respectively and an increase in the aggregate service and interest cost of the net periodic postretirement benefit cost of $873,000 and $1.076 million for 1995 and 1994, respectively.
     The Company has established a qualified funding vehicle for such retirement benefits for collective bargaining employees and a similar vehicle for management employees in the form of qualified Voluntary Employee Beneficiary Association (VEBA) trusts. The Company funded the VEBA trusts in 1995 and 1994 with tax-deductible contributions totaling $7.2 million and $8.3 million, respectively.
      Pursuant to the 1993 Rate Order, an estimated annual level of OPEB costs is included in the Company's electric and gas rates, effective November 22, 1993. In the Pension and OPEB Order, deferred accounting has been granted by the PSC for any variation between actual OPEB costs and those allowed for rate-making purposes. Such amounts are included in "Regulatory liabilities" on the Consolidated Balance Sheet.


NOTE 8 - COMMITMENTS AND CONTINGENCIES

Construction Program:

      Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding the Company's construction program for the five-year period 1996-2000.

Roseton Plant:

      The Company is acting as agent for the cotenant owners with respect to operation of the Roseton Plant. Generally, the owners share the costs and expenses of the operation of the Roseton Plant in accordance with their respective ownership interests. The Company's share of direct operating expense for the Roseton Plant is included in the appropriate expense classification in the accompanying Consolidated Statement of Income.
      The Company, under a 1968 Agreement (Basic Agreement), has the option to purchase the interests of Niagara Mohawk (25%) and of Consolidated Edison Company of New York, Inc. (Con Edison) (40%) in the Roseton Plant in December 2004. The exercise of this option is subject to PSC approval.
      On March 30, 1994, Niagara Mohawk and the Company entered into a Letter of Understanding which, among other things, provides for:
      (1) consideration by the Company, Niagara Mohawk and Con Edison for staggering the operation of the two units of the Roseton Plant in order to take advantage of current market costs for energy and capacity; and
      (2) the purchase by the Company of up to 100 MW of energy and capacity during peak periods from Niagara Mohawk during the period May 1, 1994 through April 30, 1995. During the period May 1995 through April 2004, the Company may from time to time issue requests for proposals to purchase energy and capacity on the open market. Niagara Mohawk, among others, will be requested by the Company to bid on these future purchases.

      (3) Subject to regulatory approval, Niagara Mohawk and the Company intend to enter into agreements, which would cover (i) the purchase by the Company of the following electric capacity and associated energy from Niagara Mohawk if needed: 15 MW each year, subject to a reservation charge, commencing in 1998 through 2004, up to a total of 75 MW, and up to an additional 150 MW in the period 2001 through 2004 not subject to a reservation charge;
(ii) the option of Niagara Mohawk to bid competitively for the Company's long-term purchases of capacity and energy during the period May 1995 through April 2004 as indicated in Item (2) and
(iii) a revision in the Company's 1968 option to purchase Niagara Mohawk's 25% interest in the Roseton Plant in 2004 which would give Niagara Mohawk an option to retain said 25% interest.
      Entering into the agreements contemplated by the Letter of Understanding will result in capital and operating and maintenance cost savings. The Company's option to buy Con Edison's interest in the Roseton Plant is not affected by the Letter of Understanding.


Nuclear Liability and Insurance:

      The Price-Anderson Act is a federal law which limits the public liability which can be imposed with respect to a nuclear incident at a licensed nuclear electric generating facility.
Such Act also provides for assessment of owners of all licensed nuclear units in the United States for losses in excess of certain limits due to a nuclear incident at any such licensed unit. Under the provisions of the Price-Anderson Act, the Company's potential assessment (based on its 9% ownership interest in the Nine Mile 2 Plant and assuming that the other Nine Mile 2 Plant cotenants were to contribute their proportionate shares of the potential assessments) would be $6.8 million (subject to adjustment for inflation) and the Company could be assessed $339,800 (subject to adjustment for inflation) in respect to an additional surcharge, but would be limited to a maximum assessment of $900,000 in any year with respect to any nuclear incident. The public liability insurance coverage of $200 million required under the Price-Anderson Act for the Nine Mile 2 Plant is provided through Niagara Mohawk.
      The Company also carries insurance to cover the additional costs of replacement power (under a Business Interruption and/or Extra Expense Insurance Policy) incurred by the Company in the event of a prolonged accidental outage of the Nine Mile 2 Plant. This insurance arrangement provides for payments of up to $233,200 per week if the Nine Mile 2 Plant experiences a continuous accidental outage which extends beyond 21 weeks. Such payments will continue for 52 weeks after expiration of the 21-week deductible period, and thereafter the insurer shall pay 80% of the weekly indemnity for a second 52-week period and 80% for a third 52-week period. Subject to certain limitations, the Company may request prepayment, in a lump sum amount, of the insurance payments which would otherwise be paid to it with respect to said third 52-week period, calculated on a net present value basis.
      The Company is insured as to its respective interest in the Nine Mile 2 Plant under property damage insurance provided through Niagara Mohawk. The insurance coverage provides $500 million of primary property damage coverage for Units 1 and 2 of the Nine Mile Point Nuclear Station and $2.25 billion of excess property damage coverage for the Nine Mile 2 Plant. Such insurance covers decontamination costs, debris removal and repair and/or replacement of property.
      The Company intends to maintain, or cause to be maintained, insurance against such risks at the Nine Mile 2 Plant, provided such coverage can be obtained at an acceptable cost.

Natural Gas Supply:

      The Company presently has in place five firm contracts (Contracts) for the supply of an aggregate of 10,497,708 Mcf. of natural gas, all of which are with third-party gas suppliers (Suppliers). Under the Contracts, the Suppliers deliver the gas to interstate pipeline companies (Pipelines) and the Pipelines deliver the gas to the Company's gas transmission system under separate firm transportation contracts which the Company has in place with such Pipelines. With the exception of 20,000 Mcf. per day of gas purchased from Canadian sources under contracts which expire in January 2012, or approximately 30% of total gas purchases, all of the above gas supply contracts will terminate in 1996 after the 1995-1996 winter heating season and will be replaced before the next winter heating season.
      The Company has in aggregate, gas storage capability of 39,604 Mcf. per day, under long-term contracts. The Company has a firm gas peaking service, under contract, for the supply of 9,804 Mcf. per day for 15 days during the period November 1-March 31. This contract became effective November 1, 1995 and will remain in effect through March 31, 1998.
      In addition to the above, the Company has in place an interim contract for the supply of up to 100,000 Mcf. per day of gas during April through October of each year for use as boiler gas at the Roseton Plant. This interim contract expires on March 31, 1996. The Company expects to replace the interim contract with a long-term contract which will expire in October 2006.
      In April 1992, FERC issued its final rule (Order 636) regarding the unbundling of natural gas supply services from transportation and storage services. These changes will require the Company to pay a share of certain transition costs incurred by the Pipelines as a result of Order 636.

     The Company has been billed $3.4 million of transition costs through December 31, 1995 by the Pipelines. Transition costs are currently being recovered by the Company through its gas cost adjustment clause. The aggregate amount that the Company will ultimately be billed will depend on the outcome of FERC proceedings, the outcome of which the Company is not able to predict. Depending on the outcome of such proceedings, the Company projects the aggregate amount of such transition costs could range between $4.0 million and $6.0 million over the next several years. The Company expects to continue to recover such costs through its gas cost adjustment clause.
      The Company received $2.765 million in gas supplier refunds during 1995, resulting from settlements approved by FERC. Gas supplier refunds are distributed to firm gas customers through the Company's gas cost adjustment clause over a subsequent twelve-month period as authorized by the PSC.


Take-or-Pay Gas Costs:

      In prior years, many interstate gas pipeline companies had entered into contracts with gas producers which required the pipeline companies to pay for a minimum amount of gas whether or not the gas is actually taken from the producer (take-or-pay costs). Pursuant to the FERC authorization, the Company's gas suppliers have included certain amounts of their take-or-pay costs in the rates charged to the Company.
      In October 1988, the PSC commenced a proceeding to determine, among other things, the recoverability and allocation in gas rates of New York State distribution companies of contract take-or-pay costs charged them by pipeline suppliers. In connection with such proceeding, the PSC has issued several orders which have directed, among other things, that 65% of take-or-pay costs being incurred by the Company may be recovered through current rates, subject to refund.
      On September 15, 1995, the Company submitted to the PSC a Motion for Approval of a settlement agreement entered into between the Company and PSC Staff which would allow for the Company to recover through its rates approximately $3.0 million of deferred take-or-pay costs, which amount will be reduced by an associated $1.7 million including $200,000 of interest on take-or-pay refunds received from various gas transmission companies in 1994.
      Such settlement agreement allows the Company to amortize and recover in rates the supplier take-or-pay charges deferred as of June 30, 1995 (an amount estimated to be, including interest, $3.0 million as of December 31, 1995 ), together with interest accrued on such deferral up to the dates rates reflecting such amortization are made effective January 1996. Amortization periods and specific rate recovery methods will vary, depending on the type of customer. As of January 1996, the Company will terminate the accrual of interest on the balances of deferred costs to be amortized and shall not be entitled to accrue additional interest on such deferred costs during the amortization period. The settlement agreement also provides for the recovery of take-or-pay charges incurred after July 1, 1995 on a current basis until the total of such charges (excluding interest) equals $5.5 million. The settlement requires that only 65% of the costs above this amount be collected on a current basis. The remaining 35% will be spread out and recovered over a 48-month period.
      The PSC approved the Company's settlement agreement in November 1995. The Company began to recover these take-or-pay charges in January 1996.


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

      Clean Air Act Amendments: The Clean Air Act Amendments of 1990 (CAA Amendments) added several new programs which address attainment and maintenance of national ambient air quality standards. These include control of emissions from fossil-fueled electric power plants that affect "acid rain" and ozone.
      The Phase II "acid rain" emissions reduction requirements do not apply to the Company's generating plants until January 1, 2000; however, the Company has elected to have the Roseton Plant covered under the Phase I acid rain regulation 40 CFR Part 72 which went into effect in 1995. More specifically, the Roseton Plant has been conditionally identified as a substitute for a Phase I plant. Such a substitution, if implemented, results in the Environmental Protection Agency (EPA) providing emissions allowances to the Roseton Plant. Emission allowances that are not needed for current year emissions may be held for use in future years or sold. A decision by the Company to implement a substitution plan must be made each year by December 1.

      The Company's emissions of nitrogen oxides were subject to additional controls effective May 31, 1995 under Title I of the CAA Amendments. To comply with these requirements, the Company installed nitrogen oxides emissions controls at a cost of $4.7 million for the Danskammer Plant and $3.7 million for the Company's share of the Roseton Plant. The Northeast Ozone Transport Commission (OTC), of which New York State is a member, has agreed that additional reductions of nitrogen oxides emission will be required in 1999 and, possibly, in the year 2003.
Because regulations have not yet been promulgated by New York State to implement this agreement, the specific reductions required at the Company's facilities have not been determined.
      The Company expects that it will have adequate financial resources to comply with the requirements of the CAA Amendments.

      Former Manufactured Gas Plant Facilities: In May 1995, the City of Newburgh, New York (City) filed suit against the Company in the United States District Court for the Southern District of New York. The City alleges that the Company has released certain allegedly hazardous substances without a permit from the site of the Company's former coal gasification plant (Central Hudson
Site) in Newburgh, New York into the ground at the Central Hudson Site and into adjacent and nearby property of the city, in violation of the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the federal Resource Conservation and Recovery Act (RCRA) and the federal Emergency Planning and Community Right to Know Act (EPCRA). The City also alleges a number of nuisance, trespass, damage and indemnification claims pursuant to New York State law.
      The City seeks injunctive relief against such alleged disposal, storage or release of hazardous substances at the Central Hudson Site, remediation and abatement of the conditions alleged to lead to endangerment of the City's property, payment of restitution of clean-up costs and money damages of at least $70 million, assessment of certain civil penalties under RCRA, CERCLA and EPCRA, and recovery of the City's costs and attorneys' fees in such action.
      In its answer to the City's complaint, the Company denied liability and asserted affirmative defenses and counterclaims against the City. The Company also filed a third-party complaint against "John Doe" defendants whose identities are presently unknown but who may be responsible for some or all of the contamination that is alleged to exist on the City's property.
      In October 1995, the Company and the New York State Department of Environmental Conservation (NYSDEC) entered into an Order on Consent regarding the development and implementation of an investigation and remediation program for the Central Hudson Site and the City's adjacent and nearby property.

      In November 1995, the Company and the City reached an agreement in a Memorandum of Understanding to postpone until August 1, 1996 any further action under the City's lawsuit pending the results of the studies required under said Order on Consent. The agreement also provides for the resumption of settlement negotiations between the Company and the City. The District Court has approved a schedule of proceedings consistent with such Memorandum.
      At this time, the Company can make no prediction as to the outcome of this matter, nor can it make reasonable estimates of the cost of the activities required under the Order on Consent. However, the Company has put its insurance carriers on notice and intends to pursue reimbursement from them. The Company cannot predict the extent of reimbursement that will be available from its carriers at this time.
      By letter dated September 22, 1995, the Company has petitioned the PSC for authorization to defer all costs including legal defense costs, but excluding the Company's labor, related to environmental site investigation and remediation actions that were incurred by the Company in 1995 and thereafter in connection with this matter. These expenses are not reasonably known or estimable by the Company at this time, nor can the Company predict at this time what action the PSC will take on such letter petition. Such costs for 1995 amounted to $719,700 and were included in "Deferred Charges-Other" on the Consolidated Balance Sheet.


Asbestos Litigation:

      Since 1987, the Company, along with many other parties, has been joined as a defendant or third-party defendant in approximately 740 asbestos lawsuits commenced in New York State and federal courts. The plaintiffs in these lawsuits have each sought millions of dollars in compensatory and punitive damages from all defendants. The cases were brought by or on behalf of individuals who have allegedly suffered injury from exposure to asbestos, including exposure which allegedly occurred at Company facilities.
      Approximately 155 of these cases have been dismissed with respect to the Company, and the Company has agreed to settle 105 of the cases for amounts which are not material in relation to the consolidated financial statements. Consequently, on January 1, 1996, the Company was a defendant in approximately 480 asbestos cases. Although the Company is presently unable to assess the validity of the remaining asbestos lawsuits, and accordingly cannot determine the ultimate liability relating to these cases, based on information known to the Company at this time, including its experience in settling asbestos cases and in obtaining dismissals of asbestos cases, the Company believes that the cost to be incurred in connection with the remaining lawsuits will not have a material adverse effect on the Company's financial position.
      The Company is insured under successive comprehensive general liability policies issued by a number of insurers, has put such insurers on notice of the asbestos lawsuits and has demanded reimbursement for its defense costs and liability.


Tax Matters:

      Assessments: The Internal Revenue Service (IRS) has completed its examination of the Company's federal income tax returns for 1987 and 1988. The IRS Agent's Report proposes adjustments which have the potential to increase the Company's tax liability by approximately $16.0 million plus interest. Included in the proposed adjustments are significant issues related to the tax in-service date of the Nine Mile 2 Plant. In May 1994, the Company, in defending its position regarding Nine Mile 2 Plant and other tax matters, filed a Protest with the Appeals Office of the IRS. The Appeals Office of the IRS has not yet rendered a decision on such Protest. To the extent the IRS is able to sustain its positions on Nine Mile 2 Plant, the Company will be required to absorb a portion of the resulting tax liability. Although the Company is unable to assess its ultimate liability in this matter, the Company believes it would be able to recover a significant portion of any additional liability including interest through rates. Accordingly, the Company expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position.


Rental Expenses and Lease Commitments:

      The Company has lease commitments expiring at various dates, principally for real property and data processing equipment.
None of these leases involves any major facilities or any material noncancelable rental commitments.


Other Matters:

      The Company is involved in various other legal and administrative proceedings incidental to its business which are in various stages. While these matters collectively involve substantial amounts, it is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's financial position or results of operations.

      Included in such proceedings are two lawsuits against the Company arising from a November 1992 explosion in a dwelling in Catskill, New York involving personal injuries, including the death of an occupant, and property damage. One of the lawsuits seeks recovery from the Company of compensatory and punitive damages in the sum of $4.0 million. The other lawsuit seeks an unspecified amount of compensatory and punitive damages.
      The PSC, by Order issued and effective January 7, 1994, approved an Agreement which provides for a program for evaluating and replacing cast iron and unprotected steel pipeline facilities, and for an investment in four permanent employee training centers. The Company's shareholders contributed $1.0 million in 1995 and $500,000 in 1994 toward the costs of such training centers and replacement program. No shareholder contribution will be required in 1996, however, under such Agreement the Company's shareholders may be required to contribute in 1997 from $0 to $500,000 toward the cost of such pipeline replacement program, depending on the Company's completion of certain tasks by specified dates. The Company believes these tasks will be completed by the specified dates and, therefore, the Company's shareholders would have no further contribution obligations under such Agreement.
      In addition to the above, on February 12, 1994, a fire and an explosion destroyed a residence in the Village of Wappingers Falls, New York, in the Company's service territory. A short time later, a second explosion and fire destroyed a nearby commercial facility. Three lawsuits have arisen from the Wappingers Falls incident. One of the lawsuits seeks recovery from the Company of compensatory and punitive damages in the sum of $1.0 million, one seeks recovery of $250,000 in compensatory damages, and the other lawsuit seeks an unspecified amount of damages against the Company.
      The Company is investigating the above claims and presently has insufficient information on which to predict their outcome. The Company believes that it has adequate insurance to cover any compensatory damages that might be awarded. The Company's insurance, however, does not extend to punitive damages which, if awarded, could have a material adverse effect on the Company's financial position. At this time, the Company can make no prediction as to any other litigation which may arise out of these incidents.

NOTE 9 - DEPARTMENTAL INFORMATION

      The Company is engaged in the electric and natural gas utility businesses and serves the Mid-Hudson Valley region of New York State. Total revenues and operating income before income taxes (expressed as percentages), derived from electric and gas operations for each of the last three years, were as follows:

                            Percent of             Percent of Operating
                          Total Revenues        Income Before Income
Taxes

                        Electric    Gas       Electric      Gas
1995                 80%           20%           90%              10%
1994                 80%           20%           89%              11%
1993                 82%           18%           89%              11%


      For the year ended December 31, 1995, the Company served an average of 261,876 electric and 59,895 gas customers. Of the Company's total electric revenues during that period, approximately 43% was derived from residential customers, 32% from commercial customers, 18% from industrial customers and 7% from other utilities and miscellaneous sources. Of the Company's total gas revenues during that period, approximately 39% was derived from residential customers, 29% from commercial customers, 4% from industrial customers, 24% from interruptible customers and 4% from miscellaneous sources (including revenues from transportation of customer-owned gas).
      The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 10% of the Company's total electric revenues and approximately 6% of its total gas revenues for the year ended December 31, 1995. Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding IBM.
      Certain additional information regarding these segments is set forth in the following table. General corporate expenses, property common to both segments and depreciation of such common property have been allocated to the segments in accordance with practice established for regulatory purposes.

                                                     Electric
                                             1995        1994       1993
                                               (Thousands of Dollars)
Operating Revenues................         $409,445    $411,082   $422,925
Operating Expenses:
 Fuel and purchased electricity...          113,263     111,984    122,250
 Depreciation and amortization....           37,503      36,597     35,625
 Other, excluding income tax......          168,313     172,057    173,167
    Total.........................          319,079     320,638    331,042

Operating Income before Income Tax           90,366      90,444     91,883
Federal income tax, including
 deferred income tax - net........           26,632      25,334     25,642
Operating Income..................         $ 63,734    $ 65,110   $ 66,241

Construction Expenditures.........         $ 41,195    $ 49,316   $ 43,097

Identifiable Assets at December 31*
 Net utility plant................         $784,345    $776,169   $777,044
 Construction work in progress....           38,978      46,879     35,424
   Total utility plant............          823,323     823,048    812,468
 Materials and supplies...........           23,167      27,080     28,063
   Total..........................         $846,490    $850,128   $840,531

                                                        Gas
                                             1995       1994         1993
                                               (Thousands of Dollars)
Operating Revenues................         $102,770    $104,586  $ 94,448
Operating Expenses:
 Purchased natural gas............           62,339      60,588    53,900
 Depreciation and amortization....            3,964       3,783     4,057
 Other, excluding income tax......           26,899      29,483    25,210
    Total.........................           93,202      93,854    83,167

Operating Income before Income Tax            9,568      10,732    11,281
Federal income tax, including
 deferred income tax - net........            2,408       2,709     2,961
Operating Income..................         $  7,160    $  8,023  $  8,320

Construction Expenditures.........         $  9,074    $  8,729  $ 10,940

Identifiable Assets at December 31*
 Net utility plant................         $103,979    $ 96,652  $ 95,074
 Construction work in progress....            9,792      11,373     7,317
   Total utility plant............          113,771     108,025   102,391
 Materials and supplies...........            4,423       6,309     7,354
   Total..........................         $118,194    $114,334  $109,745

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

Notes Payable:

     The carrying amount approximates fair value because of the short maturity of those instruments.
     The estimated fair values of the Company's financial
instruments are as follows:
                                                     December 31, 1995
                                                Carrying           Fair
                                                 Amount            Value
                                                (Thousands of Dollars)

Cash and temporary cash investments...          $ 15,478         $  15,478
Cumulative preferred stock subject
  to mandatory redemption.............           (35,000)          (34,875)
 Long-term debt (including
  current maturities).................          (390,822)         (411,299)

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

      Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity
Securities" (SFAS 115) issued by the FASB. The adoption of SFAS 115 resulted in the recording of an unrealized net holding gain as an adjustment to common stock equity. This unrealized net holding gain represents the amount by which the market value of an investment that the Company maintains in an insurance company exceeds its cost, net of tax effects. During 1995, the Company sold all of its investment in the stock of an insurance company which the Company held as an "available-for-sale" investment.
The Company recognized net proceeds of $2.9 million on the stock sold, which cost $775,000. This sale resulted in a gross realized gain of $2.1 million which is recorded in the Consolidated Statement of Income.
      Additionally, in accordance with SFAS 115, investments in debt and equity securities held in the Nine Mile 2 Plant Decommissioning Trust Fund (Fund) are reported at fair value. Pursuant to PSC accounting requirements, gains or losses on Fund investments are included in nuclear decommissioning trust assets and added to the accumulated decommissioning component of accumulated depreciation included in the Consolidated Balance Sheet.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected financial data for each quarterly period within 1995 and 1994 are presented below:
                                                                                  Earnings Per
                                                                   Income           Average
                                                                  Available         Share of
                                                                     for             Common
                               Operating        Operating          Common            Stock
                               Revenues          Income             Stock         Outstanding
                                       (Thousands of Dollars)                      (Dollars)
Quarter Ended:

       1995
  March 31............         $144,686          $24,204          $18,273           $1.06
  June 30.............          118,618           14,731            9,574             .55
  September 30........          127,547           18,817           12,260             .70
  December 31.........          121,364           13,142            7,543             .43

       1994
  March 31............         $162,836          $28,175          $20,785           $1.22
  June 30.............          117,214           14,500            7,646             .45
  September 30........          116,091           17,540           11,152             .65
  December 31.........          119,527           12,918            6,219             .36







                                                   - 78 -
