Form 10-K405, Exhibit 13
CENTRAL HUDSON GAS & ELECTRIC CORP
filed 1997-03-03
CIK 18647

                                                            EXHIBIT 13
                             FINANCIAL HIGHLIGHTS


Earnings Per Share: (Page 18)

      Earnings per share of common stock were $2.99 in 1996 compared to $2.74 in 1995. This $.25 or 9% increase in earnings per share resulted primarily from increased electric and gas net operating revenues caused largely by an increase in usage by residential customers. Partially offsetting this increase in earnings in 1996 was the 1995 non-recurring gain from the sale of long-term stock investments. Earnings were also reduced due to an increase in employee wages and associated fringe benefits, which the Company has been controlling through the steady reduction of its workforce.

Dividends Per Share: (Page 28)

      The quarterly dividend rate was increased to $.53 per share, effective June 28, 1996. This represented an increase of 1% over the previous quarterly rate of $.525 per share. Dividends paid to shareholders in 1996 were $2.11 per share as compared to $2.09 per share in 1995. No portion of the 1996 dividend constitutes a return of capital.

Economy:

      The Company's involvement with the expanded economic development efforts of local and state development corporations has continued to help attract diversified employment opportunities to meet the needs of the Hudson Valley's qualified labor force. A number of employers have relocated to or expanded within the Company's service territory during 1996, including various manufacturers and service organizations, adding approximately 600 full-time positions and 3,800 seasonal and part-time positions. In addition, the United States Postal Service recently increased its employee count by 1,000 in Southern Dutchess County.

Electric Sales: (Page 21)

      Sales of electricity within the Company's service territory increased 3% in 1996. This increase in sales of electricity is due largely to an increase in usage by residential customers.

Gas Sales: (Page 21)

      Firm sales of natural gas increased 12% in 1996 due to an increase in usage by residential, commercial and industrial customers, and the unseasonable hot and/or cold weather experienced in 1996 when compared to the weather conditions of 1995. Interruptible gas sales decreased 78% due to a significant decrease in boiler gas usage at the Company's Roseton Electric Generating Plant.

Rate Proceeding - Electric: (Page 16)

      By Order, issued and effective May 20, 1996, the PSC required the Company to submit, by October 1, 1996, the Company's plan for the transition of the State's electric industry from a highly regulated industry to a competitive market.
      On October 1, 1996, the Company responded to the Order with the following key objectives: 1) maintaining the reliability of electric service, 2) providing electric prices which are competitive, 3) offering customers choices in selecting their electric supplier, and 4) keeping the Company financially strong.

Rate Proceeding - Gas: (Page 16)

      By Opinion and Order, issued and effective October 3, 1996, the PSC authorized no increase in the Company's base gas rates. The Order recognized a $500,000 revenue requirement deficiency, but eliminates such deficiency through rate moderation by the use primarily of previously retained profits from interruptible gas sales.

Common Stock: (Note 5)

      In May 1996, the Company converted its Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan from original issues of common stock to open market purchase. This change was made because the Company achieved its target common equity ratio of 52%. At the end of 1996, a share of common stock was selling at $30.375 while the book value per share was $26.87. The Company plans to repurchase approximately 250,000 shares of its common stock during 1997.

Financing Program: (Notes 5 & 6)

      On January 1, 1996, the Company optionally redeemed its 7.72% Series Cumulative Preferred Stock at a redemption price of $101.00 per share. The $13.1 million redemption price paid and associated costs were funded through internal sources.
      On May 1, 1996, the Company redeemed $30 million of the Company's First Mortgage Bonds, 8 3/4% Series due 2001 at a redemption price of 102.07% of the principal amount. The $30.6 million total cash requirements were financed with a combination of cash and short-term borrowings.

      By Order, issued and effective December 4, 1996, the PSC has authorized the future issuance and sale of certain debt and equity securities of the Company.

Taxes:

      In 1996, the Company incurred $98.8 million for operating taxes levied by federal, state and local governments representing
19 cents of every dollar of revenues.

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA*
(Thousands of Dollars)
                                                         1996          1995            1994           1993          1992
Operating Revenues
  Electric.................................          $  418,761    $  409,445     $  411,082      $  422,925   $  427,436
  Gas......................................              95,210       102,770        104,586          94,448       96,121
    Total..................................             513,971       512,215        515,668         517,373      523,557
Operating Expenses
  Operations...............................             267,779       274,665        274,497         274,477      283,787
  Maintenance..............................              28,938        29,440         32,716          34,486       34,226
  Depreciation and amortization............              42,580        41,467         40,380          39,682       39,596
  Taxes, other than income tax.............              66,145        66,709         66,899          65,564       66,339
  Federal income tax.......................              32,700        29,040         28,043          28,603       25,111
    Total..................................             438,142       441,321        442,535         442,812      449,059
Operating Income...........................              75,829        70,894         73,133          74,561       74,498
Other Income
  Allowance for equity funds
   used during construction................                 466           986            866             934          596
  Federal income tax.......................               1,632           353          1,237           1,445          748
  Other - net..............................               4,815         8,886          6,296           5,167        4,427
    Total..................................               6,913        10,225          8,399           7,546        5,771
Income before Interest Charges.............              82,742        81,119         81,532          82,107       80,269
Interest Charges...........................              26,660        28,397         30,603          31,717       32,581
Net Income.................................              56,082        52,722         50,929          50,390       47,688
Premium on Preferred Stock Redemption-Net..                 378           169           -               -             -
Dividends Declared on
 Cumulative Preferred Stock................               3,231         4,903          5,127           5,562        5,544
Income Available for Common Stock..........              52,473        47,650         45,802          44,828       42,144
Dividends Declared on Common Stock.........              37,127        36,459         35,541          34,497       31,545
Amount Retained in the Business............              15,346        11,191         10,261          10,331       10,599
Retained Earnings - beginning of year......              90,475        79,284         69,023          58,692       48,093
Retained Earnings - end of year............          $  105,821    $   90,475     $   79,284      $   69,023   $   58,692

                                                                       -4-

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS AND SELECTED FINANCIAL DATA* (CON'T)
(Thousands of Dollars)
                                                         1996          1995            1994           1993          1992
Common Stock
  Average shares outstanding (000s)........              17,549        17,380         17,102         16,725        15,901

  Earnings per share on
   average shares outstanding..............               $2.99         $2.74          $2.68          $2.68         $2.65
  Dividends declared per share.............              $2.115        $2.095         $2.075         $2.045         $1.98
  Book value per share (at year-end).......              $26.87        $25.96         $25.34         $24.65        $23.60

Total Assets...............................          $1,249,106    $1,250,092     $1,250,781     $1,264,240    $1,167,124
Long-term Debt.............................             362,040       389,245        389,364        391,810       441,096
Cumulative Preferred Stock.................              56,030        69,030         81,030         81,030        81,030
Common Equity..............................             471,709       454,239        436,731        417,846       378,214





* This summary should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the "Financial Section" of this Annual Report.









                                                                       -5-

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


COMPETITION

General

      The Company is subject to regulation by the Public Service Commission of the State of New York (PSC) and by the Federal Energy Regulatory Commission (FERC). These agencies have each adopted policies that focus on competition in gas and electric markets. As a result, the public utility industry is facing increasing competition and deregulation initiatives across the country and in New York State.
      The Company expects that such initiatives will produce significant changes in gas and electric markets; however, the Company cannot predict the scope, timing or consequences of these changes.
      Due to the rapid change in the utility industry, the Company has considered and will continue to consider various strategies designed to enhance its competitive position and to adapt to anticipated changes in its business. The Company's goal is to be the energy and energy services provider of competitive choice to its customers. In order to achieve this goal, the Company has implemented, and will continue to implement, appropriate cost-reduction measures.
      Currently, the Company is the lowest cost electric provider in New York State and, through strategies and cost-reduction measures such as those described below, will strive to remain in that position. The Company seeks to reduce the costs of capital and to enhance shareholder value by redeeming or refinancing debt or preferred stock or by repurchasing its common stock. Measures which have been put into place to improve the Company's position in a competitive electric marketplace also include: operating certain of its generating units on alternating six-month intervals and/or the placement of certain of its generating units on "ready reserve"; extending routine production maintenance cycles to 24 months; satisfying a portion of its power requirements with purchased power from energy providers outside the Company's service territory when it can be obtained at a lower cost than if such power were generated by the Company; reducing contractor costs by redeploying its own workforce; and reducing its workforce through attrition.
      In its gas operations in 1996, the Company began selling gas for resale to local distribution companies (LDCs) not in the Company's system. In 1995, the Company entered into a five-year agreement to sell natural gas to an electric generating plant in

Massachusetts. Another strategy implemented is capacity release. LDCs, such as the Company, are permitted to offer their unutilized firm transportation service to others for a fee. This program, which was used at various times in 1996, gives the Company an opportunity to defray some or all of the monthly fixed charges when its firm gas transportation capacity is not fully utilized and reduces the costs billed to the Company's firm gas customers. The above initiatives resulted in savings of $1.5 million to the Company's firm gas customers in 1996.

Recent Developments

            FERC - Electric
            On April 24, 1996, the Federal Energy Regulatory Commission released Order Nos. 888 and 889, promoting wholesale competition between public utilities by providing open access, non-discriminatory transmission services. The Orders have the effect of (i) requiring electric utilities to open their transmission lines to wholesale competitors, while allowing recovery of certain "stranded costs," (ii) requiring electric utilities to establish electronic systems to share information about available transmission capacity, subject to certain standards of conduct, and requiring certain "functional separation" of power marketing from other operations. The Company duly filed its open access transmission (OAT) tariff with FERC, as required by Order No. 888. The OAT tariff has been suspended by FERC subject to its administrative review process, which is currently on-going. Under the pending OAT, the Company must offer transmission service to wholesale customers on a basis that is comparable to that which it provides itself. The Company is also required to offer and/or provide certain ancillary services which contribute to the reliability and security of the transmission system. Pending completion of the administrative process, the Company can make no prediction as to the effect of its OAT. On December 30, 1996, the New York Power Pool (NYPP), of which the Company is a member, filed an interim restructuring plan with FERC in response to the requirements of Order No. 888. On January 31, 1997, the NYPP filed an additional restructuring filing, which includes proposals to establish an Independent System Operator, a Power Exchange, and a New York State Reliability Council. Pending the outcome of such proceedings as the FERC may require in response to such filings, the Company can make no prediction as to the effect on it of these filings, or of compliance with FERC Order Nos. 888 or 889.

            New York - Electric

            Competitive Opportunities Proceeding: In August 1994, the PSC instituted an investigation of issues related to a restructuring of the electric industry in New York State

(Competitive Opportunities Proceeding). The overall objective of the Competitive Opportunities Proceeding is to identify regulatory and rate-making practices that will assist in the transition to a more competitive electric industry.
      On May 20, 1996, the PSC issued its Order (Order) related to a restructuring of the electric industry in New York State in the Competitive Opportunities Proceeding. The Order sets forth the PSC's vision and goals for the future of the electric industry in New York State. The Order calls for implementation of a competitive wholesale power market in early 1997 and the introduction of retail access for all electric customers in early 1998. In addition, the Order calls for reducing rates of consumers, increasing customer choice, continuing reliability of service, continuing programs that are in the public interest, allaying concerns about market power, continuing customer protections and the obligation to serve. In the Order, the PSC strongly encourages divestiture, particularly of generation assets, but does not require it. The Order states that incentives for divestiture will be developed individually for each utility in conjunction with its rate and restructuring plan submission, which was due on October 1, 1996. The Order also states that utilities should have a reasonable opportunity to seek recovery of strandable costs, which are those costs which may not be recoverable in competitive markets, consistent with the goals of reducing rates, fostering economic development, increasing customer choices and maintaining reliable service. Certain aspects of the restructuring envisioned by the PSC, particularly the PSC's apparent determinations that it can deny a reasonable opportunity to recover prudent past investments made on behalf of the public, order retail wheeling, require divestiture of generation assets and deregulate certain sectors of the energy market could, if implemented, have a negative effect on the operations of New York State's investor-owned electric utilities, including the Company.
      On September 18, 1996, the Company joined with six other New York State utilities and the Energy Association of New York State (Petitioners) in filing a lawsuit in the New York State Supreme Court in Albany (Court) to annul the Order. The lawsuit contended, among other things, that the PSC (i) failed to follow proper procedures for reaching a decision in the Competitive Opportunities Proceeding, and (ii) lacked the statutory or legal authority to (a) disallow a reasonable opportunity for utilities to recover past expenditures prudently incurred to fulfill their legal obligation to provide electricity service to the public,
(b) mandate retail wheeling, (c) deregulate the rates charged by electricity generators or the energy services sector, and (d) order divestiture of the utilities' assets. The lawsuit sought a declaration that the Order is unlawful, or in the alternative, that the Court clarify that the PSC's statements in the Order constitute a policy statement with no binding effect. By a

Decision and Order, dated November 25, 1996, the Court denied Petitioners' request to invalidate the Order. Although the Court stated that most of the Order was a non-binding statement of policy, the Court rejected the Petitioners' substantive challenges to the Order. On December 24, 1996, Petitioners filed a Notice of Appeal to the Third Department of the Appellate Division of the Supreme Court of New York State with respect to the Court's Decision and Order. Oral argument in the Appellate Division has not yet been scheduled, but a decision is expected by the end of 1997.
      Despite the commencement by Petitioners of said lawsuit, the Company was obligated to comply with the provision of the Order which required the Company and four other electric utilities to file a response to such Order incorporating its plan for the transition of New York State's electric industry from a highly regulated industry to a competitive market.
      On October 1, 1996, the Company responded to the provision of the Order. The Company's response addressed its plan for the transition of New York State's electric industry from a highly regulated industry to a competitive market. The Company's
October 1, 1996, filing identified four key objectives for its transition to a competitive environment: (i) the maintenance of the reliability of electric service, (ii) the provision of competitive electric prices, (iii) the offering of choice to customers in selecting their electric supplier, and (iv) keeping the Company financially strong. The key provisions of the Company's submission were: (i) maintaining stable electric base prices for all customers for three years, (ii) exploration of opportunities to offer discounts to the Company's largest industrial and commercial customers in considerations for their commitment to purchase their full energy requirements from the Company, (iii) the provision through 1999 to maintain all services currently provided to all customers, and (iv) the exploration of the development of a pilot program to provide customers with a choice of continuing to receive full electric service from the Company or to purchase electric energy from other suppliers.
      On October 9, 1996, the PSC issued an order establishing procedures for a completion of discovery and settlement negotiations regarding the utilities' October 1, 1996 submissions, and, in the absence of settlement, for administrative litigation before a PSC Administrative Law Judge. As later amended, the procedures require that any hearings, as well as the submission of briefs and the closing of the record, must be completed no later than March 8, 1997. The Company has been meeting with the PSC staff and active parties to this proceeding for the purpose of exploring whether a settlement is possible, and is not able to predict the outcome of these discussions.
      Given the uncertainties regarding the Competitive

Opportunities Proceeding and the Petitioners' lawsuit to annul the Order in the Competitive Opportunities Proceeding, the Company is unable to predict the outcome of this proceeding or its ultimate effect on the Company's financial position or results of operations.

      Niagara Mohawk Proposal: On October 6, 1995, as publicly reported by Niagara Mohawk Power Corporation (Niagara Mohawk), Niagara Mohawk filed a proposal with the PSC which provides for a corporate restructuring designed to create an open, competitive retail electricity market, deregulate electricity generation in Niagara Mohawk's service area, allow its customers, by year 2000, to choose their electricity supplier and freeze or reduce electricity prices over the next five years. The proposal was subsequently amended on August 1, 1996 by Niagara Mohawk. As amended, the restructuring would place Niagara Mohawk's non-nuclear power plants (which would include Niagara Mohawk's interest in the Roseton Steam Electric Generating Plant, Roseton Plant) and unregulated generator contracts in a separate generating company. Niagara Mohawk has also proposed that its nuclear generation (which would include Niagara Mohawk's interest in Unit 2 of the Nine Mile Point Nuclear Station, Nine Mile 2 Plant) and electric transmission and distribution business continue to be rate-regulated on a cost-of-service basis.
      Niagara Mohawk has stated that if it appears that such a proposal were unachievable, Niagara Mohawk could not rule out the possibility of a restructuring under Chapter 11 of the United States Bankruptcy Code.
      The Company has intervened in the proceeding but cannot predict whether Niagara Mohawk's proposal will be effected or, if effected, what impact, if any, Niagara Mohawk's proposal would have on the gas and electric utility business in New York State, including the Company's franchise area, or what effect Niagara Mohawk's proposal and/or a restructuring under Chapter 11 of the United States Bankruptcy Code would have on the Company's interest in the Roseton Plant or the Company's interest in the Nine Mile 2 Plant.

            Mergers in the Electric Industry

      In response to the increasingly competitive environment, utilities across the country have been reorganizing to better position themselves financially in their market areas for the future. Thus, mergers and possible mergers have been reported in the news media throughout the past year, including the public announcement of the proposed merger between Long Island Lighting Company and Brooklyn Union Gas Company. The Company cannot predict at this time what effect these mergers or future mergers will have on the utility industry in New York State.

            New York - Natural Gas

      On March 28, 1996, the PSC issued an Opinion and Order adopting policies to address the restructuring of the natural gas market in New York State, designed to open local natural gas markets to competition and thereby allow residential, small business and commercial/industrial users the ability to purchase their gas supplies from sources other than the local utility. Among other provisions of the restructuring plan, smaller customers, such as residential and small business customers, may join together, or "aggregate," to purchase their gas supplies from third parties. The Company filed tariffs, complying with the PSC's directives, on April 26, 1996 which were subsequently amended October 11, 1996. Such tariffs became effective on October 14, 1996. For 1996, transported gas revenues represented a very small percentage of the Company's total gas revenues (1.3% in 1996 and .7% in 1995).

Continuing Applicability of SFAS No. 71

      The Company's electric and gas rates, currently subject to approval by the PSC, are designed to recover the Company's costs of providing electric and gas services to its customers. A primary difference between a rate regulated entity and an unregulated entity is the timing of recognizing certain assets and expenses for financial reporting purposes. The Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), prescribes the method to be used to record the financial transactions of a regulated entity. The criteria for applying SFAS No. 71 include
(i) rates are set by an independent third party regulator, (ii) approved rates are intended to recover the specific costs of the regulated products or services, (iii) rates are reasonable and likely to be collected. If the Company were to determine as a result of competitive changes in New York State, PSC Orders or otherwise that its business, or a portion of its business, fails to meet any of these three criteria of SFAS No. 71, it would have to eliminate from its financial statements the related transactions prescribed by the regulators that would not have been recognized if it had been a non-regulated company, which could result in an impairment of or write-off of utility assets. Currently, such transactions are included in the Company's consolidated financial statements as regulatory assets and liabilities, as described in Note 1 of the Notes to the Company's Consolidated Financial Statements for the years ended December 31, 1996 and 1995 (Notes). An unfavorable impact on the financial results of the Company would occur if the Company determined that it could no longer apply SFAS No. 71. The Company believes, however, that it continues to meet the criteria for operating as a rate regulated entity, as prescribed by SFAS No. 71.

CAPITAL RESOURCES AND LIQUIDITY

CONSTRUCTION PROGRAM
      As shown in the Consolidated Statement of Cash Flows, the cash expenditures related to the Company's construction program amounted to $49.4 million in 1996, a $100,000 increase from the $49.3 million expended in 1995. As shown in the table below, cash construction expenditures for 1997 are estimated to be $49.2 million, a decrease of $200,000 compared to 1996 expenditures. Internal sources funded 100% of the 1996 cash construction expenditures and are presently estimated to fund 100% of the forecasted cash construction expenditures for 1997.
      In 1997, the Company expects to satisfy its external funding requirements, if any, through issuances of additional debt securities, the amount and type of which cannot be predicted.

      Estimates of construction expenditures, internal funds available, mandatory and optional redemption of long-term securities, and working capital requirements for the five-year period 1997-2001 are set forth by year in the following table:
                                                                                                                      Total
                                                   1997        1998         1999        2000          2001      1997-2001
                                                                          (Thousands of Dollars)



Construction Expenditures*............           $49,200     $60,300      $54,200     $56,800       $ 47,300    $267,800

Internal Funds Available..............            55,700      57,400       59,800      64,500         70,800     308,200

Excess of Construction
 Expenditures over Internal Funds.....            (6,500)      2,900       (5,600)     (7,700)       (23,500)    (40,400)

Mandatory Redemption of Long-term
 Securities:
 Long-term debt.......................               100         100       20,100      35,100            100      55,500

Optional Redemption or Purchase of
 Securities:
 Long-term debt.......................              -         16,700         -           -            70,000      86,700
 Common stock.........................             7,500         -           -           -              -          7,500
         Total........................             7,500      16,700         -           -            70,000      94,200

Other Cash Requirements...............             3,000       3,000        3,000       3,000          3,000      15,000

Total Cash Requirements...............           $ 4,100     $22,700      $17,500     $30,400       $ 49,600    $124,300


* Excluding the equity portion of Allowance for Funds Used During Construction (AFDC), a noncash item.

                                                                      -13-

     Estimates of construction expenditures are subject to continuous review and adjustment, and actual expenditures may vary from estimates. These construction expenditures include capitalized overheads, nuclear fuel and the debt portion of AFDC.
     Included in the construction expenditures are expenditures which are required to comply with the Clean Air Act and related Amendments of 1990.
     As shown in the table above, it is presently estimated that funds available from internal sources will finance over 100% of the Company's cash construction expenditures for the five-year period 1997-2001. During this same five-year period, total external financing requirements are projected to amount to $124.3 million, of which $55.5 million is related to the mandatory redemption of long-term securities and $94.2 million is related to the optional redemption of long-term securities and the repurchase of common stock.

CAPITAL STRUCTURE

     Over the past few years, the Company has substantially increased its common equity ratio through retention of a portion of its earnings, offerings of its common stock to the public, original issuances of its common stock under its Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan (both of which have since been superseded, effective January 1, 1997, by the Company's Stock Purchase Plan which is described below under the caption "Financing Program" and in Note 5 of the Notes under the caption entitled "Capitalization - Capital Stock") and redemption of debt and preferred stock. One result of these recent increases in its common equity ratio has been a significant improvement in its interest coverage ratios (as shown under "Financial Indices" on page 27 of this Report). The Company's interest coverage ratios have also been improved by the refinancing of a portion of its debt at lower interest rates. Despite a tightening of bond rating criteria applied to the electric utility industry, the Company has maintained or improved its bond ratings since 1991. During 1996, Duff & Phelps Credit Rating Co., upgraded the Company's senior debt rating from "A-" to "A." The Company's other bond ratings, which were affirmed during 1996, are "A" by Fitch Investors Service and "A-" or equivalent by Standard & Poor's Corporation and Moody's Investors Service, Inc. The Company's long-term goal is to achieve and maintain bond ratings at the "A" level.

     Set forth below is certain information with respect to the Company's capital structure at the end of 1996, 1995 and 1994:

                                         Year-end Capital Structure
                                    1996             1995             1994
Long-term debt ..........           40.1%            42.8%            43.0%
Short-term debt .........            1.7               -                .3
Preferred stock .........            6.2              7.5              8.9
Common equity ...........           52.0             49.7             47.8
                                   100.0%           100.0%           100.0%

FINANCING PROGRAM

     The Company optionally redeemed on January 1, 1996 its 7.72% Series Cumulative Preferred Stock (par value $100 per share) at a redemption price of $101.00 per share. The $13.1 million redemption price paid and associated costs were funded through internal sources.
     On May 1, 1996, the Company redeemed $30 million of its First Mortgage Bonds, 8 3/4% Series due 2001 at a redemption price of 102.07% of the principal amount. The $30.6 million total cash requirements were financed with a combination of cash and short-term borrowings.
     By an Order issued and effective December 4, 1996, the PSC granted the Company authorization to issue and sell through December 31, 1999, up to an additional $40 million of securities. This $40 million can be comprised of medium term notes or common stock solely or a combination of medium term notes and common stock. That Order also authorizes the Company to acquire, through December 31, 1999, not more than 2.5 million shares of its issued and outstanding common stock, of which the Company plans to repurchase approximately 250,000 shares during 1997.
The Company also received approval to combine its Automatic Dividend Reinvestment and Stock Purchase Plan (DRP), its Customer Stock Purchase Plan (CSPP) and its Employee Stock Purchase Plan into a new Stock Purchase Plan, effective January 1, 1997. For more information with respect to such Order and the Company's financing program in general, see Notes 5 and 6 of the Notes.
     During 1996, the Company issued 58,936 additional shares of common stock through the DRP and CSPP. Effective May 1, 1996, the Company converted such plans from original issue to open market purchase. This change was made because the Company has achieved its target common equity ratio after several years of issuing new shares through such Plans. The Company has improved its common equity ratio from 35.4% at December 31, 1987 to 52.0% currently, which level the Company feels is deemed appropriate at this time.
     On December 1, 1995, the Company paid in full at maturity its 4.85% Promissory Notes. The $2.6 million principal amount was funded through internal sources.

     The Company redeemed its 7.44% Series Cumulative Preferred Stock (par value $100 per share) on October 1, 1995, at a redemption price of $101.22 per share. The $12.1 million total redemption price paid and associated costs were funded through internal sources and from the original issuance of 257,587 additional shares of common stock during 1995 through the DRP and CSPP.

SHORT-TERM DEBT

     As more fully discussed in Note 4 of the Notes, the Company has a revolving credit agreement with four commercial banks for borrowing up to $50 million through October 23, 2001. In addition, the Company has several committed and uncommitted bank facilities ranging from $.5 million to $50 million from which it may obtain short-term financing. Such agreements give the Company competitive options to minimize its cost of short-term borrowing. Authorization from the PSC limits the amount the Company may have outstanding at any time under all of its short-term borrowing arrangements to $52.0 million in the aggregate.

RATE PROCEEDINGS

          ELECTRIC: The Company's most recent completed electric rate case was filed November 12, 1992 and, by Order Determining Revenue Requirement and Rate Design issued and effective February 11, 1994, the PSC permitted the Company to increase its electric base rates by $5.133 million (or approximately 1.3% on an annual basis), based on a 10.6% return on common equity, and an 8.58% return on total invested capital. See the caption "Competition - Recent Developments - New York - Electric" and the subcaption "Competitive Opportunities Proceeding" thereunder, for a discussion related to the Company's October 1, 1996 filing in that proceeding.
          GAS: On November 10, 1995, the Company filed a request with the PSC to increase its base rates for firm natural gas service to produce a net increase in firm gas revenues of $2.422 million based on projected operations during the rate year comprised of the period November 1, 1996 through October 31, 1997. This represented an overall requested increase in firm gas revenues of 3%.
     The higher rates were requested to cover projected rate year increases in capital and operating costs. The Company's filing reflected an 11.50% return on common equity and a 9.22% return on total invested capital.
     The PSC, on October 3, 1996, issued its Order and Opinion (Order) regarding the Company's request to increase its natural gas prices. The Order provides for no increase in base prices, but rather recognizes a projected revenue deficiency of $500,000 which will be eliminated through rate moderation by the use primarily of previously retained profits from interruptible sales of gas. The PSC determined that a 10% return on common equity is appropriate at this time for the Company's gas business, as compared to the existing 10.6% authorized for the Company's electric operations. The PSC's determination of the projected amount of labor expense is approximately $1.3 million less than the Company's projections. This labor determination will be an impediment to the Company's achieving the authorized 10% return level. However, the Company expects to offset this shortfall through continued productivity gains.

OTHER DEVELOPMENTS

     Electric Sales to IBM: The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 10%, 10% and 12% of the Company's total electric revenues for the years ended December 31, 1996, 1995 and 1994, respectively. In 1996, electric sales to IBM remained stable when compared to the prior year. The latest published reports indicate that IBM reduced its employment in the Company's service territory to 9,800 employees as of December 31, 1996, as compared to the peak level of IBM employment in excess of 30,000 in 1985. This downsizing of IBM is the main contributor to the 18% decline of electric sales to IBM in 1995, and the declines in electric sales to IBM in 1994 and 1993 of 17% and 20%, respectively.
     New Accounting Standards: In February 1996, the Financial Accounting Standards Board (FASB) issued an exposure draft entitled "Accounting for Certain Liabilities Related to Closure and Removal of Long-Lived Assets," which includes nuclear plant decommissioning. If the accounting standard proposed in such exposure draft were adopted, it could result in higher annual provisions for decommissioning to be recognized earlier in the operating life of nuclear units and an accelerated recognition of the decommissioning obligation. The FASB is deliberating this issue and the resulting final pronouncement could be different from that proposed in the exposure draft. The Company can make no prediction at this time as to the ultimate form of such proposed accounting standard, assuming it is adopted, nor can it make any prediction as to its ultimate effect(s) on the financial condition of the Company.
     Other Issues: On an ongoing basis, the Company assesses environmental issues which could impact the Company and its ratepayers. Notes 1, 2 and 8 of the Notes discuss current environmental issues affecting the Company, including (i) the 1995 decommissioning study of the Nine Mile 2 Plant, (ii) the Clean Water Act and Clean Air Act Amendments of 1990, which require control of emissions from fossil-fueled electric generating units, (iii) asbestos litigation cases, and (iv) a legal action filed in 1995 against the Company by the City of

Newburgh, New York after that City discovered allegedly hazardous coal-tar material on its property, in 1994, allegedly migrating from a former manufactured gas plant facility of the Company located in Newburgh, New York.

FORWARD LOOKING STATEMENTS

     This Annual Report may contain statements which, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the Company's business and financial results could cause actual results to differ materially from those stated in the forward-looking statements. Those factors include developments in the legislative, regulatory and competitive environment, electric and gas industry restructuring and certain environmental matters.

RESULTS OF OPERATIONS

     The following discussion and analysis includes an explanation of the significant changes in revenues and expenses when comparing 1996 to 1995 and 1995 to 1994. Additional information relating to changes between these years is provided in the Notes on pages 41 through 72 of this Report.

EARNINGS

     Earnings per share of common stock are shown after provision for dividends on preferred stock and are computed on the basis of the average number of common shares outstanding during the year. The number of common shares, the earnings per share and the rate of return earned on average common equity are as follows:

                                                1996       1995        1994
Average shares outstanding (000s)..            17,549     17,380      17,102
Earnings per share.................            $ 2.99     $ 2.74      $ 2.68
Return earned on common equity
 per books*........................             11.1%      10.5%       10.7%

* Return on equity for regulatory rate-making purposes differs from these figures.


     Earnings per share in 1996 increased $.25 per share over 1995 resulting primarily from increased electric and gas net operating revenues caused largely by an increase in usage by residential customers, and the unseasonable hot and/or cold weather conditions experienced in 1996 when compared to 1995. Heating degree days were 17% higher in 1996 than in the prior year. Also contributing to the increase in 1996 were the optional redemption of the Company's 7.44% Series Cumulative Preferred Stock in October 1995, 7.72% Series Cumulative Preferred Stock in January 1996 and 8 3/4% Series $30 million First Mortgage Bonds in May 1996.
     This 1996 increase in earnings per share was partially offset by increased employee wages and associated fringe benefits and the 1995 non-recurring gain from the sale of long-term stock investments. Various other items unfavorably impacted earnings per share including increased depreciation costs associated with the Company's plant and equipment, decreased interest and dividend income and increased uncollectible accounts.
     Earnings per share in 1995 increased $.06 per share over 1994 results primarily because of a decrease in maintenance costs of the Company's electric generating plants and gas distribution and transmission system in 1995. A decrease in operation and maintenance costs associated with the Nine Mile 2 Plant contributed to the total 1996 decrease in operation and maintenance costs as well. Also contributing to the increase in 1995 earnings was reduced interest expense in 1995 resulting primarily from the 1994 retirement at maturity of $50 million aggregate principal amount of its First Mortgage Bonds, 8 1/8% Series, increased earnings related to PSC incentive programs related to fuel costs and energy efficiency, and an $.08 per share gain from the sale of long-term stock investments in June and December of 1995.
     Partially offsetting these 1995 increases in earnings were significant decreases in electric and gas net operating revenues attributable primarily to decreased sales from the warmer winter weather experienced in the first quarter of 1995, as compared to the same period of 1994, as well as decreased sales to a large industrial customer (IBM) in 1995. The earnings per share in 1995 were also unfavorably impacted by increased depreciation expense on the Company's plant and equipment, increased property taxes and an increase in the number of shares of common stock outstanding.

OPERATING REVENUES

     Total operating revenues increased $1.8 million (.3%) in 1996 as compared to 1995 and decreased $3.5 million (.7%) in 1995, as compared to 1994.

See the table below for details of the variations:

                                            Increase or (Decrease) from Prior Year
                                               1996                          1995
                                    Electric   Gas       Total     Electric    Gas      Total
                                                      (Thousands of Dollars)
Customer sales.............         $ 9,784  $(8,368)  $ 1,416           $(7,711)   $ 4,779   $(2,932)
Sales to other utilities...             330    2,475     2,805             2,017        -       2,017
Fuel cost adjustment.......          (1,248)  (2,497)   (3,745)            3,346     (6,564)   (3,218)
Deferred revenues..........             677      840     1,517             1,374         21     1,395
Miscellaneous..............            (227)     (10)     (237)             (663)       (52)     (715)
       Total...............         $ 9,316  $(7,560)  $ 1,756           $(1,637)   $(1,816)  $(3,453)














                                                    -20-

SALES

     The Company's sales vary seasonally in response to weather. Generally electric revenues peak in the summer and gas revenues peak in the winter.
     Sales of electricity within the Company's service territory increased 3% in 1996 and decreased 2% in 1995. In 1996, electric sales increased largely from an increase in usage by residential customers, and the unseasonable hot and/or cold weather experienced throughout 1996 when compared to the weather conditions of 1995. The decline in sales experienced in 1995 was primarily the result of unusually warm winter weather experienced in the first quarter of 1995 when compared to the same period in 1994. This 1995 sales decrease was also impacted by the declining usage by a large industrial customer.
     Firm sales of natural gas increased 12% in 1996 due to an increase in usage by residential, commercial and industrial customers. In 1995, firm sales of natural gas decreased 5% largely because of a decrease in usage by residential customers.
     Interruptible gas sales decreased 78% in 1996, due substantially to a decrease in natural gas sold for use as a boiler fuel at the Roseton Plant. The use of gas as a boiler fuel at the Roseton Plant is dependent upon its economic benefit as compared to the use of oil for generation or the purchase of electricity to meet the Company's load requirements. In 1995, interruptible gas sales increased 70%, as compared to 1994 due primarily to the increased sale of natural gas to the Roseton Plant for use as a boiler fuel. Due to sharing arrangements, as described in the caption "Sharing Arrangements," that are in place for interruptible gas sales, variations from year to year have a minimal impact on earnings.
     Changes in firm sales by major customer classification are set forth below:

                                                 % Increase (Decrease)
                                                    from Prior Year
                                                       Electric

                                                    1996          1995
Residential.........................                  5           ( 2)
Commercial..........................                  1             1
Industrial..........................                  3           ( 6)

                                                          Gas
                                                   1996           1995
Residential.........................                16            (10)
Commercial..........................                12            ( 1)
Industrial..........................                15              -

     Residential and Commercial Sales: Residential electric and gas sales are primarily affected by the growth in the number of customers and the change in customer usage. In 1996, residential and commercial electric and gas sales increased primarily due to an increase in customer usage partly caused by unseasonable hot and/or cold weather experienced throughout 1996 in the Company's service territory. Heating degree days were 17% higher in 1996 than in the prior year.
     In 1995, residential electric sales and residential and commercial gas sales decreased primarily from a decrease in customer usage largely due to the warmer winter weather experienced in the Company's service territory in the first quarter of 1995. Heating degree days were 22% lower in this quarter of 1995 than in the same quarter of 1994.

     Industrial Electric Sales: In 1996, as compared to 1995, industrial electric sales increased 3% largely because of an increase in usage by a large industrial customer. In 1995, as compared to 1994, industrial electric sales decreased 6%, due primarily to an 18% decline in usage by a large industrial customer (IBM).

     Industrial Gas Sales: Firm gas sales to industrial customers for 1996 increased 15% substantially because of increased usage by several large industrial customers. In 1995, firm gas sales to industrial customers remained stable when compared to the prior year.

NUCLEAR OPERATIONS

     The Nine Mile 2 Plant is owned, as tenants in common, by the Company, Niagara Mohawk, New York State Electric & Gas Corporation, Long Island Lighting Company and Rochester Gas and Electric Corporation (Rochester). Niagara Mohawk operates the Nine Mile 2 Plant.
     The Company owns a 9% interest of the Nine Mile 2 Plant, which is discussed in Note 2 of the Notes under the caption entitled "Nine Mile 2 Plant." The operations of this Plant have continued to improve. The actual capacity factor of 86.6% for 1996 exceeded the targeted capacity factor of 73% included in the Company's electric fuel adjustment clause. This resulted in a favorable impact on earnings.
     The operating expenses, taxes and depreciation pertaining to the operation of the Nine Mile 2 Plant are included in the Company's financial results. For both 1996 and 1995, the actual cost of operations was less than the allowable Nine Mile 2 Plant operation and maintenance expenses provided in Supplement Nos. 4
(1995) and 5 (1996) to the 1990 Settlement Agreement, as approved by the PSC. In 1996, the underruns were entirely deferred for the future benefit of customers and in 1995 the underruns were shared between the Company's customers and shareholders.
     The Company has continued to participate actively on the management, operations and accounting committees for the Nine Mile 2 Plant and expects to continue to do so in the future.
     On or about October 12, 1996, Niagara Mohawk and Rochester announced plans that they would form a joint nuclear operation company to support and manage the operations of Rochester's Ginna Nuclear Plant, the Nine Mile 2 Plant and Niagara Mohawk's Unit No. 1 of the Nine Mile Point Nuclear Station. Such plans reportedly include the initial formation of a nuclear services company to provide support services.
     The Company has insufficient information to make an assessment of such plans or whether it would consent to such plans to the extent that the Nine Mile 2 Plant is affected, and until such assessment can be made, the Company can take no position with respect to such plans.
     The Nine Mile 2 Plant completed its fifth refueling outage November 2, 1996. The Nine Mile 2 Plant is scheduled to commence its sixth refueling outage in July 1998, with a targeted 35-day duration.
     A decommissioning study for the Nine Mile 2 Plant was completed in 1995. The study's estimate of the cost to decommission the Nine Mile 2 Plant is significantly higher than previous estimates. The Company believes that decommissioning costs, if higher than currently estimated, will ultimately be recovered in rates, although no such assurance can be given. However, future developments in the utility industry, including the effects of deregulation and increasing competition could change this conclusion. The Company cannot predict the outcome of these developments. For further information on decommissioning refer to Note 2 of the Notes.
     In October 1996, Niagara Mohawk, as operating cotenant for the Nine Mile 2 Plant, along with other companies that operate nuclear plants, received a letter from the Nuclear Regulatory Commission (NRC), requiring them to provide the NRC with information on the "adequacy and availability" of design basis documentation on their nuclear plants within 120 days. Such information will be used by the NRC to verify that companies are in compliance with the terms and conditions of their license(s) and NRC regulations. In addition, it will allow the NRC to determine if other inspection activities or enforcement actions should be taken on a particular company.
     The Company believes that the NRC is becoming more stringent as indicated by this letter and that there may be direct cost impact on companies with nuclear plants as a result. The Company is unable to predict how a higher risk operating environment may affect its results of operations or financial condition. Niagara Mohawk plans to respond to the NRC by the February 9, 1997 due date.

SHARING ARRANGEMENTS

     Pursuant to certain incentive formulas approved by the PSC, the Company shares, with its customers, certain revenues and/or cost savings exceeding defined predetermined levels. These incentive formulas, in some cases, include penalty provisions for shortfalls from the targeted levels.
     Incentive formulas are in place for fuel cost variations, sales of electricity and gas to other utilities, interruptible gas sales, capacity release transactions and the Company's Energy Efficiency Program.
     The net results of these incentive formulas was to increase pretax earnings by $4.6, $4.7 and $2.2 million during 1996, 1995 and 1994, respectively.

OPERATING EXPENSES

      Changes from the prior year in the components of the Company's operating expenses are listed below:

                                           Increase or (Decrease)
                                               from Prior Year

                                           1996              1995
                                       Amount     %      Amount     %

                                           (Dollars in Thousands)
Operating Expenses:
  Fuel and purchased
   electricity...............        $  1,134     1        $  1,279       1
  Purchased natural gas......         (11,703)  (19)          1,751       3
  Other expenses of
   operation.................           3,683     4          (2,862)     (3)
  Maintenance................            (502)   (2)         (3,276)    (10)
  Depreciation and
   amortization..............           1,113     3           1,087       3
  Taxes, other than
   income tax................            (564)   (1)           (190)      -
  Federal income tax.........           3,660    13             997       4
       Total.................        $ (3,179)   (1)        $(1,214)      -


      The most significant elements of operating expenses are fuel and purchased electricity in the Company's electric department and purchased natural gas in the Company's gas department. Approximately 27% in 1996 and 28% in 1995 of every revenue dollar billed in the Company's electric department was expended for the combined cost of fuel used in electric generation and purchased electricity. The corresponding figures in the Company's gas department for the cost of purchased gas were 53% and 61%, respectively.

      In an effort to keep the cost of electricity at the lowest reasonable level, the Company purchases energy from sources such as other member companies of the New York Power Pool, Canadian hydro sources and energy marketers, whenever such energy can be purchased at a unit cost lower than the incremental cost of generating the energy in the Company's plants.
      In 1996, purchased natural gas decreased $11.7 million (19%) primarily because of lower interruptible gas sales for usage as a boiler fuel at the Roseton Plant. In 1995, however, purchased natural gas increased $1.8 million (3%) largely because of higher interruptible gas sales including gas used as a boiler fuel at the Roseton Plant.
      Other expenses of operation increased $3.7 million (4%) in 1996 primarily due to increased employee wages and associated fringe benefits and increased uncollectible accounts. In 1995, other expenses of operation decreased $2.9 million (3%) primarily because of decreased costs of the Company's electric distribution and transmission system.
      Maintenance expenses for 1996 remained stable compared to 1995. Maintenance expenses decreased $3.3 million (10%) in 1995 as compared to 1994 due largely to a $3.5 million decrease in costs associated with the Company's electric generating plants and a $1.6 million decrease in leak repair costs on the Company's gas distribution and transmission system. These decreases were partially offset by a $2.0 million increase in the Company's electric distribution and transmission system costs largely resulting from increases to storm costs and tree trimming expenses in 1995.
      See Note 3 of the Notes for an additional analysis and reconciliation of the federal income tax.

OTHER INCOME AND INTEREST CHARGES

      Other income (excluding AFDC) decreased $2.8 million (30%) in 1996 and increased $1.7 million (23%) in 1995. The 1996 decrease was largely due to the non-recurring gain of $2.1 million realized in 1995 from the sale of long-term stock investments and the recording of one-time charges associated with the optional redemption of $30 million 8 3/4% Series of First Mortgage Bonds in May 1996. The increase noted in 1995 was substantially due to the gain from the sale of long-term stock investments in June and December 1995.

      Total interest charges (excluding AFDC) decreased $1.7 million (6%) in 1996 and $2.2 million (7%) in 1995. The following table sets forth some of the pertinent data on the Company's outstanding debt:

                                            1996       1995        1994
                                             (Thousands of Dollars)
Long-term debt:
  Debt retired................             $ 30,000  $  2,562  $ 50,000
  Outstanding at year-end*:
    Amount (including current
    portion)..................              364,026   391,715   393,853
   Effective rate.............                6.70%     7.00%     6.71%
 Short-term debt:
  Average daily amount
   outstanding ...............             $  5,477  $    103  $     16
 Weighted average
    interest rate ............                5.59%     6.16%     6.69%

*Including debt of subsidiaries of $7.6 million in 1996, $5.3 million in 1995 and $4.8 million in 1994.

See Notes 4 and 6 of the Notes for additional information on short-term and long-term debt of the Company.

FINANCIAL INDICES

     Selected financial indices for the last five years are set forth in the following table:

                                                                     1996    1995    1994    1993    1992
Pretax coverage of
 total interest charges:
     Including AFDC.....................................             4.08x   3.68x   3.38x   3.29x   3.07x

     Excluding AFDC.....................................             3.83x   3.43x   3.15x   3.15x   2.95x

     Funds from Operations..............................             5.29x   4.69x   4.24x   4.27x   4.04x

Pretax coverage of total interest
 charges and preferred stock dividends..................             3.47x   2.97x   2.74x   2.65x   2.49x

Percent of construction expenditures
 financed from internal funds...........................              100%    100%    100%    100%    100%

AFDC and Mirror CWIP* as a percentage
 of income available for common stock...................               13%     16%     16%     11%     10%

Effective tax rate......................................               36%     35%     35%     35%     34%



* Refer to Note 1 of the Notes entitled "Summary of Significant Accounting Policies" under subcaptions "Rates, Revenues and Regulatory Matters" - "Deferred Finance Charges -
  Nine Mile 2 Plant" for a definition of Mirror CWIP.


                                                    -27-

COMMON STOCK DIVIDENDS AND PRICE RANGES


     The Company and its principal predecessors have paid dividends on its common stock in each year commencing 1903, and the common stock of the Company has been listed on the New York Stock Exchange since 1945. The price ranges and the dividends paid for each quarterly period during the Company's last two fiscal years are as follows:

                          1996                       1995
                 High      Low     Dividend    High          Low   Dividend

1st Quarter    $31 1/2   $28 3/4   $.525        $27 5/8     $26       $.52
2nd Quarter     31 1/4    28 7/8    .525         27 1/2      25 1/2    .52
3rd Quarter     31 1/4    29 1/2    .53          30 1/2      26 1/4    .525
4th Quarter     31 1/2    29        .53          31 7/8      29 7/8    .525

     On June 28, 1996, the Company increased its quarterly dividend rate to $.53 per share from $.525 in 1995. On June 23, 1995, the Company increased its quarterly dividend rate to $.525 per share from $.52 per share. The Company presently intends to increase future common stock dividends by a modest amount if and to the extent supported by sustained earnings growth, while at the same time gradually reducing the Company's payout ratio; however, any determination of future dividend declarations, and the amounts and dates of such dividends, will depend on the circumstances at the time of consideration of such declaration.
     The number of registered holders of common stock as of December 31, 1996 was 24,191. Of these, 23,545 were accounts in the names of individuals with total holdings of 6,020,776 shares, or an average of 256 shares per account. The 646 other accounts, in the names of institutional or other non-individual holders, for the most part, hold shares of common stock for the benefit of individuals.

Report of Independent Accountants

To the Board of Directors and Shareholders of Central Hudson Gas
& Electric Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Central Hudson Gas & Electric Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.










PRICE WATERHOUSE LLP

New York, New York
January 24, 1997

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

The Company maintains adequate systems of internal control to provide reasonable assurance, that, among other things, transactions are executed in accordance with Management's authorization, that the consolidated financial statements are prepared in accordance with generally accepted accounting principles and that the assets of the Company are properly safeguarded. The systems of internal control are documented, evaluated and tested by the Company's internal auditors on a continuing basis. Due to the inherent limitations of the effectiveness of internal controls, no internal control system can provide absolute assurance that errors will not occur. Management believes that the Company has maintained an effective system of internal control over the preparation of its financial information including the consolidated financial statements of the Company as of December 31, 1996.

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










JOHN E. MACK, III                            DONNA S. DOYLE
Chairman of the Board and                    Controller
Chief Executive Officer




                                        January 24, 1997

CONSOLIDATED BALANCE SHEET
(Thousands of Dollars)
                                                                                     December 31,
                         ASSETS                                                    1996             1995
Utility Plant
  Electric.....................................................                 $1,171,798      $1,149,233
  Gas..........................................................                    145,375         140,341
  Common.......................................................                     87,591          83,220
  Nuclear fuel.................................................                     36,913          32,541
                                                                                 1,441,677       1,405,335
  Less: Accumulated depreciation...............................                    520,999         490,576
        Nuclear fuel amortization..............................                     29,748          26,435
                                                                                   890,930         888,324
  Construction work in progress................................                     48,699          48,770

    Net Utility Plant..........................................                    939,629         937,094

Investments and Other Assets
  Prefunded pension costs......................................                     10,672             922
  Other........................................................                     12,419          10,410
    Total Investments and Other Assets.........................                     23,091          11,332









                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)
                                                                                      December 31,
                         ASSETS                                                     1996            1995

Current Assets
  Cash and cash equivalents......................................                    4,235          15,478
  Accounts receivable from customers - net of allowance for
    doubtful accounts; $3.2 million in 1996 and $2.5 million
    in 1995......................................................                   48,080          44,536
  Accrued unbilled utility revenues..............................                   16,042          15,806
  Other receivables..............................................                    2,896           4,674
  Materials and supplies, at average cost
    Fuel.........................................................                   14,935          13,319
    Construction and operating...................................                   13,160          14,271
  Special deposits and prepayments...............................                   13,440          12,659
    Total Current Assets.........................................                  112,788         120,743

Deferred Charges
  Regulatory assets (Note 1)....................................                   151,426         159,907
  Unamortized debt expense......................................                     5,393           6,080
  Other.........................................................                    16,779          14,936
    Total Deferred Charges......................................                   173,598         180,923

                         Total Assets                                           $1,249,106      $1,250,092


                 The Notes to Consolidated Financial Statements are an integral part hereof.




CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)                                                              December 31,
              CAPITALIZATION AND LIABILITIES                                      1996          1995
Capitalization
  Common Stock Equity
    Common stock, $5 par value (Note 5).........................                $  87,775     $  87,480
    Paid-in capital (Note 5)....................................                  284,465       282,942
    Retained earnings...........................................                  105,821        90,475
    Capital stock expense.......................................                   (6,352)       (6,658)
      Total Common Stock Equity.................................                  471,709       454,239

  Cumulative Preferred Stock (Note 5)
    Not subject to mandatory redemption.........................                   21,030        21,030
    Subject to mandatory redemption.............................                   35,000        35,000
      Total Cumulative Preferred Stock..........................                   56,030        56,030

  Long-term Debt (Note 6).......................................                  362,040       389,245
      Total Capitalization......................................                  889,779       899,514

Current Liabilities
  Current redemption of preferred stock.........................                     -           13,000
  Current maturities of long-term debt..........................                    1,362         1,577
  Notes payable.................................................                   15,600          -
  Accounts payable..............................................                   26,137        24,433
  Dividends payable.............................................                   10,112        10,244
  Accrued taxes and interest....................................                    5,347         7,824
  Accrued vacation .............................................                    4,251         4,157
  Customer deposits.............................................                    4,019         4,021
  Other.........................................................                    6,676         6,166
      Total Current Liabilities.................................                   73,504        71,422
                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED BALANCE SHEET  (CON'T)
(Thousands of Dollars)                                                                 December 31,
              CAPITALIZATION AND LIABILITIES                                         1996          1995
Deferred Credits and Other Liabilities
  Regulatory liabilities (Note 1)...............................                    74,587        74,132
  Operating reserves............................................                     4,755         6,024
  Other.........................................................                     9,155         9,659
      Total Deferred Credits and Other Liabilities..............                    88,497        89,815

Accumulated Deferred Income Tax (Note 3)........................                   197,326       189,341

Commitments and Contingencies (Notes 2 and 8)...................

              Total Capitalization and Liabilities                              $1,249,106    $1,250,092












                 The Notes to Consolidated Financial Statements are an integral part hereof.





CONSOLIDATED STATEMENT OF INCOME
(Thousands of Dollars)

                                                                   Year ended December 31,
                                                               1996              1995             1994
Operating Revenues
  Electric...................................               $418,761          $409,445           $411,082
  Gas........................................                 95,210           102,770            104,586
    Total Operating Revenues.................                513,971           512,215            515,668

Operating Expenses
  Operation:
    Fuel used in electric generation.........                 58,874            60,940             67,899
    Purchased electricity....................                 55,523            52,323             44,085
    Purchased natural gas....................                 50,636            62,339             60,588
    Other expenses of operation..............                102,746            99,063            101,925
  Maintenance................................                 28,938            29,440             32,716
  Depreciation and amortization (Note 1).....                 42,580            41,467             40,380
  Taxes, other than income tax...............                 66,145            66,709             66,899
  Federal income tax (Note 3)................                 32,700            29,040             28,043
    Total Operating Expenses.................                438,142           441,321            442,535

Operating Income.............................                 75,829            70,894             73,133

Other Income
  Allowance for equity funds used during
   construction (Note 1).....................                    466               986                866
  Federal income tax (Note 3)................                  1,632               353              1,237
  Other - net................................                  4,815             8,886              6,296
    Total Other Income.......................                  6,913            10,225              8,399

Income before Interest Charges...............                 82,742            81,119             81,532
        The Notes to Consolidated Financial Statements are an integral part hereof.
                                                    -36-

CONSOLIDATED STATEMENT OF INCOME (CON'T)
(Thousands of Dollars)
                                                                    Year ended December 31,
                                                              1996               1995             1994
Interest Charges
  Interest on long-term debt.................                 23,617            25,925            27,541
  Other interest.............................                  2,626             1,917             1,784
  Allowance for borrowed funds used
   during construction (Note 1)..............                   (523)             (514)             (515)
  Amortization of expense on debt............                    940             1,069             1,793
    Total Interest Charges...................                 26,660            28,397            30,603

Net Income...................................                 56,082            52,722            50,929

Premium on Preferred Stock Redemptions-Net...                    378               169              -
Dividends Declared on Cumulative
 Preferred Stock.............................                  3,231             4,903             5,127
Income Available for Common Stock............               $ 52,473          $ 47,650          $ 45,802

Common Stock:
  Average shares outstanding (000s)..........                 17,549            17,380            17,102
  Earnings per share on
   average shares outstanding................                  $2.99             $2.74             $2.68




                 The Notes to Consolidated Financial Statements are an integral part hereof.




CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Thousands of Dollars)
                                                                    Year ended December 31,
                                                              1996               1995             1994



Balance at beginning of year.................               $ 90,475          $ 79,284           $ 69,023
Net Income...................................                 56,082            52,722             50,929
Premium on preferred stock redemption-net....                    378               169               _
Dividends declared:
  On cumulative preferred stock..............                  3,231             4,903              5,127
  On common stock ($2.115 per share 1996;
   $2.095 per share 1995; $2.075 per share
   1994).....................................                 37,127            36,459             35,541
       Total dividends declared..............                 40,358            41,362             40,668
Balance at end of year.......................               $105,821          $ 90,475           $ 79,284













                 The Notes to Consolidated Financial Statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Thousands of Dollars)
                                                                         Year ended December 31,
                                                                     1996           1995          1994
Operating Activities
  Net Income..........................................            $ 56,082      $  52,722      $ 50,929
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization including nuclear
      fuel amortization...............................              47,073         45,388        44,616
     Deferred income taxes............................              17,901         14,146        12,970
     Allowance for equity funds used during
      construction....................................                (466)          (986)         (866)
     Nine Mile 2 Plant deferred finance charges, net..              (4,855)        (4,855)       (4,855)
     Provisions for uncollectibles....................               4,336          3,220         3,306
     Accrued pension costs............................              (6,757)       (10,627)       (2,028)
     Gain on sale of long-term investment.............                 -           (2,104)         -
     Deferred gas costs...............................              (4,861)         5,302         3,256
     Deferred gas refunds.............................              (1,556)        (1,784)        2,616
     Other - net......................................               3,986         11,466         4,376
     Changes in current assets and
      liabilities, net:
        Accounts receivable and unbilled utility
         revenues.....................................              (6,338)        (3,300)       (2,604)
        Materials and supplies........................                (505)         5,799         2,028
        Special deposits and prepayments..............                (781)          (567)         (724)
        Accounts payable..............................               1,704         (5,008)          887
        Accrued taxes and interest....................              (2,477)           995           219
        Other current liabilities.....................                 602            944         1,396

  Net cash provided by operating activities...........             103,088        110,751       115,522

                 The Notes to Consolidated Financial Statements are an integral part hereof.
                                                    -39-

CONSOLIDATED STATEMENT OF CASH FLOWS (CON'T)
(Thousands of Dollars)                                                 1996          1995        1994
Investing Activities
  Additions to plant..................................               (49,860)      (50,269)      (58,045)
  Allowance for equity funds used during construction.                   466           986           866
  Net additions to plant..............................               (49,394)      (49,283)      (57,179)
  Roseton Plant restoration costs related to fire.....
   damage.............................................                  -             -             (853)
  Insurance recoveries related to
   Roseton Plant restoration..........................                  -             -            4,371
  Nine Mile 2 Plant decommissioning trust fund........                (1,734)       (1,895)         (895)
  Proceeds from sale of long-term investments.........                  -            2,879          -
  Other - net.........................................                   200        (1,161)       (2,648)
  Net cash used in investing activities...............               (50,928)      (49,460)      (57,204)
Financing Activities
  Proceeds from issuance of:
    Long-term debt....................................                 3,090         1,000           230
    Common stock......................................                 1,817         7,064         7,783
  Net borrowings (repayments) of short-term debt......                15,600        (3,000)        3,000
  Retirement and redemption of long-term debt.........               (30,779)       (3,139)      (50,273)
  Retirement and redemption of cumulative preferred
   stock..............................................               (13,000)      (12,000)         -
  Premium on preferred stock redemption...............                  (378)         (146)         -
  Dividends paid on cumulative preferred and common
   stock..............................................               (40,489)      (41,364)      (40,328)
  Issuance and redemption costs.......................                   736           (20)         (110)
  Net cash used in financing activities...............               (63,403)      (51,605)      (79,698)
Net Change in Cash and Cash Equivalents...............               (11,243)        9,686       (21,380)
Cash and Cash Equivalents at Beginning of Year........                15,478         5,792        27,172
Cash and Cash Equivalents at End of Year..............             $   4,235     $  15,478     $   5,792
Supplemental Disclosure of Cash Flow Information
    Interest paid.....................................             $  25,184     $  26,738     $  28,681
    Federal income taxes paid.........................                15,875        14,100        12,100
The Notes to Consolidated Financial Statements are an integral part hereof.
                                                    -40-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General:

  The Company is subject to regulation by the Public Service Commission of the State of New York (PSC) and the Federal Energy Regulatory Commission (FERC) with respect to its rates for service and the maintenance of its accounting records. The Company's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the regulatory authorities having jurisdiction.
  Certain amounts from prior years have been reclassified in the consolidated financial statements to conform with the 1996 presentation. Preparation of the financial statements includes the use of estimates and assumptions made by management that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Principles of Consolidation:

  The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.
  The Company's subsidiaries are each wholly owned and are comprised of landholding, cogeneration or energy management companies. The net income of the Company's subsidiaries is reflected in the Consolidated Statement of Income as other non-operating income.
  On June 30, 1996, Central Hudson Cogeneration, Inc. merged into Central Hudson Enterprises Corporation, with the latter being the surviving corporation.

Utility Plant:

  The costs of additions to utility plant and replacements of retired units of property are capitalized at original cost. The Company's share of the costs of the Nine Mile 2 Plant are capitalized at original cost, less the disallowed investment of $169.3 million which was recorded in 1987. Costs include labor, materials and supplies, indirect charges for such items as transportation, certain taxes, pension and other employee benefits and an allowance for the cost of funds used during construction (AFDC). Replacement of minor items of property is included in maintenance expenses.

  The original cost of property, together with removal cost, less salvage, is charged to accumulated depreciation at such time as the property is retired and removed from service.

Jointly Owned Facilities:

  The Company has a 9%, or 103 MW, undivided interest in the 1,143 MW Nine Mile 2 Plant (see Note 2) and a 35%, or 420 MW, undivided interest in the 1,200 MW Roseton Steam Electric Generating Plant (Roseton Plant) (see Note 8 caption "Roseton Plant").
  The Company's share of the respective investments in the Nine Mile 2 Plant and the Roseton Plant, as included in its Consolidated Balance Sheet at December 31, 1996 and 1995, were:

                                                 1996            1995
                                              (Thousands of Dollars)
      Nine Mile 2 Plant
       Plant in service..............         $314,270         $315,423
       Construction work in progress.            1,894              594
       Accumulated depreciation......          (61,708)         (55,319)
     Roseton Plant
       Plant in service..............         $135,026         $133,741
       Construction work in progress.              745            1,872
       Accumulated depreciation......          (74,963)         (71,880)

Allowance For Funds Used During Construction:

      The Company includes in plant costs AFDC approximately equivalent to the cost of funds used to finance construction expenditures. The concurrent credit for the amount so capitalized is reported in the Consolidated Statement of Income as follows: the portion applicable to borrowed funds is reported as a reduction of interest charges while the portion applicable to other funds (the equity component, a noncash item) is reported as other income. The AFDC rate was 7.5% in 1996 and 8.5% in 1995 and 1994.

Depreciation and Amortization:

      For financial statement purposes, the Company's depreciation provisions are computed on the straight-line method using rates based on studies of the estimated useful lives and estimated net salvage of properties, with the exception of the Nine Mile 2
Plant which is depreciated on a remaining life amortization method. The year 2026, which is the year in which the Nine Mile
2 Plant operating license expires, is used as the end date in the development of the remaining life amortization. The Company performs depreciation studies on a continuing basis and, upon approval by the PSC, periodically adjusts the rates of its various classes of depreciable property. The most recent study was performed in 1993. The provision for depreciation of transportation equipment is charged indirectly to various asset and expense accounts.
      The Company's composite rates for depreciation were 3.13% in 1996, 3.14% in 1995 and 3.15% in 1994 of the original cost of average depreciable property. The ratio of the amount of accumulated depreciation to the cost of depreciable property at December 31 was 36.5% in 1996, 35.3% in 1995 and 34.5% in 1994.
      For federal income tax purposes, the Company uses an accelerated method of depreciation and generally uses the shortest life permitted for each class of assets.

Amortization of Nuclear Fuel:

      The cost of the Nine Mile 2 Plant nuclear fuel assemblies and components is amortized to operating expense based on the quantity of heat produced for the generation of electric energy. Niagara Mohawk, on behalf of the Nine Mile 2 Plant cotenants, has entered into an agreement with the U.S. Department of Energy
(DOE) for the ultimate disposal and storage of spent nuclear fuel. The cotenants are assessed a fee for such disposal based upon the kilowatt-hours generated by the Nine Mile 2 Plant.
These costs are charged to operating expense and recovered from customers through base rates or through the electric fuel cost adjustment clause described below. The Company cannot now determine whether such arrangements with the DOE will ultimately provide for the satisfactory permanent disposal of such waste products.

Cash and Cash Equivalents:

      For purposes of the Consolidated Statement of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Federal Income Tax:

      The Company and its wholly owned subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to operating expenses and other income and deductions in the Consolidated Statement of Income. Federal income taxes are deferred under the liability method in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all differences between financial statement and tax basis of assets and liabilities. Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that income taxes will be recoverable or refundable through future revenues.

Rates, Revenues and Regulatory Matters:

      Electric and gas retail rates, including fuel and gas cost adjustment clauses, applicable to intrastate service (other than contractually established rates for service to municipalities and governmental bodies) are regulated by the PSC. Transmission rates, facilities charges and rates for electricity sold for resale in interstate commerce are regulated by the FERC.
      Revenues are recognized on the basis of cycle billings rendered monthly or bimonthly. Estimated revenues are accrued for those customers billed bimonthly whose meters are not read in the current month.
      The Company's tariff for retail electric service includes a fuel cost adjustment clause pursuant to which electric rates are adjusted to reflect changes in the average cost of fuels used for electric generation and in certain purchased power costs, from the average of such costs included in base rates. The Company's tariff for gas service contains a comparable clause to adjust gas rates for changes in the price of purchased natural gas and certain costs of manufactured gas.
      Reference is made to the caption "Rate Proceedings" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details of the Company's 1996 Rate Order for its gas rate case.

      Regulatory Assets and Liabilities: The Company's accounting policies reflect the effects of the rate-making process in accordance with Statement of Financial Accounting Standards 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). Accordingly, certain utility expenses and credits normally reflected currently in income are deferred on the balance sheet as regulatory assets and liabilities and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers in utility revenues as permitted by the regulators. If the Company were no longer subject to the provision of SFAS 71, the Company would be required to write-off related regulatory assets and liabilities. Based on current regulation, the Company believes that its use of regulatory accounting continues to be appropriate.

      The following table sets forth the Company's regulatory
assets and liabilities:
At December 31,                              1996        1995

Regulatory Assets (Debits):                           (In thousands)
Deferred finance charges -
  Nine Mile 2 Plant.....................            $ 69,615      $ 70,760
Income taxes recoverable
  through future rates..................              55,791        65,723
Deferred energy efficiency costs........               8,894        11,046
Other...................................              17,126        12,378
  Total Regulatory Assets...............            $151,426      $159,907

Regulatory Liabilities (Credits):
Deferred finance charges -
  Nine Mile 2 Plant.....................            $ 22,431      $ 28,431
Income taxes refundable.................              29,077        29,093
Deferred Nine Mile 2 Plant costs........               6,322         3,094
Deferred OPEB costs over collection.....               4,778         3,600
Deferred unbilled gas revenues..........               4,357         4,030
Other...................................               7,622         5,884
  Total Regulatory Liabilities..........            $ 74,587      $ 74,132
     Net Regulatory Assets..............            $ 76,839      $ 85,775
      Some of the significant regulatory assets and liabilities include:

      Deferred Finance Charges - Nine Mile 2 Plant: During the construction of the Nine Mile 2 Plant, the PSC authorized the inclusion in rate base of increasing amounts of the Company's investment in that Plant. The Company did not accrue AFDC on any of the Nine Mile 2 Plant construction work in progress (CWIP) which was included in rate base and for which a cash return was being allowed; however, the PSC ordered, effective January 1, 1983, that amounts be accumulated in deferred debit and credit accounts equal to the amount of AFDC which was not being accrued on the CWIP included in rate base (Mirror CWIP). The balance in the deferred credit account is available to reduce future revenue requirements by amortizing portions of the deferred credit to other income or by the elimination through writing off other deferred balances as directed by the PSC. The Company expects such application of the deferred credit will occur over a period substantially shorter than the life of the Nine Mile 2 Plant.
When amounts of such deferred credit are applied in order to reduce revenue requirements, amortization is started for a corresponding amount of the deferred debit, which amortization continues on a level basis over the remaining life of the Nine Mile 2 Plant resulting in recovery of such corresponding amount through rates. Mirror CWIP is expected to be exhausted by the end of the useful life of the Nine Mile 2 Plant either through the amortization or write-off procedures described above or through the write-off of the remaining debit and credit as directed by the PSC. The net effect of this procedure is that at the end of the amortization period for the deferred credit, the accounting and rate-making treatment will be the same as if the Nine Mile 2 Plant CWIP had not been included in rate base during the construction period.
      Pursuant to a PSC Order issued and effective February 11, 1994 in an electric rate proceeding, the Company was authorized to amortize $6.0 million annually of the deferred credit beginning in December 1993.
      The $6.0 million amortization of the deferred credit will be continued unless changed by a future PSC rate order or until it is exhausted. The current level of the deferred debit amortization of $1.145 million is based on the level of deferred credits that have been utilized through the most recent rate year, which has ended. Credit amounts utilized subsequently are included in the deferred debit amortization level at the time of the next PSC rate order for the new rate year based on the then remaining life of the Nine Mile 2 Plant.

      Income Taxes Recoverable/Refundable:  The adoption of SFAS
109, "Accounting for Income Taxes," in 1993 increased the
Company's net deferred tax obligation. As it is probable that the increase will be recovered from customers, the Company established a net regulatory asset.

      Deferred Energy Efficiency Costs: The PSC has required utilities to adopt comprehensive long-range planning which includes demand side management and energy conservation (Energy Efficiency Program). The Company's 1996 Energy Efficiency Program was approved by the PSC. The Energy Efficiency Program costs are deferred and amortized over either five or ten years, as directed by the PSC.
      In addition to the deferral of Energy Efficiency Program costs, the Company recovers lost net revenues that result from the Program. Incentive earnings related to the achievement of energy efficiency goals are recovered through the electric fuel cost adjustment clause as discussed below. The Company's 1997 Demand Side Management (DSM) Plan, filed with the PSC on November 15, 1996, proposes the elimination of the incentive mechanism and no recognition, by the Company, of incremental lost net revenues resulting from either the implementation of additional DSM measures or modifications to existing programs. The Company cannot predict the outcome of this filing.

Competition:

      The public utility industry is facing increasing competition and deregulation initiatives across the country and in New York
State.  The PSC has a proceeding in process which may affect the

Company and other investor-owned utilities operating in New York State which is called the "Competitive Opportunities Proceeding." The Company's filing on October 1, 1996, in conjunction with the PSC's Competitive Opportunities Proceeding, proposed no immediate wholesale changes in the structure of its business. In the current settlement process associated with this filing, the Company is looking to establish an orderly transition over an extended period of time, from a regulated, vertically integrated, franchised utility, which has the obligation to serve, to a restructured entity which ultimately provides customers with competitive choices for electric energy and related services. It also seeks to establish confirmation of its right for an opportunity to recover all prudently incurred costs including those costs which may not be recoverable in competitive markets. The Company is hopeful that an agreement will be reached with the PSC and other parties in the Competitive Opportunities Proceeding that will continue to provide it with every reasonable opportunity to recover not only its costs of operation and plant investments but also its net regulatory assets.
      Accordingly, it is management's estimation that the financial statements and other financial information contained herein have been prepared based on its best judgement as to the continued applicability of SFAS No. 71 and that no significant events have taken place that would alter that judgement regarding regulatory assurances of costs recovery. If, however, the Company's business or a portion of its business no longer qualified under SFAS No. 71, the Company would be required to write-off to income its regulatory assets and regulatory liabilities related to the non-regulated portion of the Company (unless assumed by the regulated portion of the Company), which could have a material adverse effect on the financial condition of the Company.

New Accounting Standards:

      Impairment: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No.
121), which is applicable to the Company starting in 1996. SFAS No. 121 requires companies, including utilities, to assess the need to recognize a loss whenever events or circumstances occur which indicate that the carrying amount of an asset may not be fully recoverable. SFAS No. 121 also amends SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," to require the write-off of a regulatory asset if it is no longer probable that future revenues will recover the cost of the asset. The adoption of SFAS No. 121 did not have a material impact on the financial position or results of operations of the Company in

1996 based on the current regulatory treatment of its long-lived and regulatory assets. However, future developments in the utility industry, including the effects of deregulation and increasing competition, could change this conclusion.

      Plant Decommissioning: The FASB is considering when a liability for plant decommissioning or other long-lived asset retirement should be recognized, how any such liability should be measured, and whether a corresponding asset is created. In an exposure draft SFAS, issued February 1996, FASB has tentatively concluded that a liability should be recognized for legal or unavoidable constructive obligations for closure and removal of facilities, such as the Nine Mile 2 Plant, as the obligation is incurred. The liability recognized for those closure and removal obligations shall reflect the present value of estimated future cash outflows currently expected to be required to satisfy those obligations. Initial recognition of a liability for closure and removal obligations increases the cost of the related asset because incurrence of the obligation is integral to or a prerequisite for operating the asset. Further, any securities or other assets dedicated to future settlement of closure and removal obligations, cannot be offset to those liabilities for financial reporting purposes. The FASB is deliberating this issue and the resulting final pronouncement could be different from that projected in the exposure draft. The Company does not believe that such changes, if required, would have an adverse effect on results of operations due to its current belief that decommissioning costs will continue to be recovered in rates. However, future developments in the utility industry, including the effects of deregulation and increasing competition, could change this conclusion.

NOTE 2 - NINE MILE 2 PLANT

General:

     The Nine Mile 2 Plant is located in Oswego County, New York, and is operated by Niagara Mohawk. The Nine Mile 2 Plant is owned as tenants in common by the Company (9% interest), Niagara Mohawk (41% interest), New York State Electric & Gas Corporation (18% interest), Long Island Lighting Company (18% interest) and Rochester Gas and Electric Corporation (14% interest). The output of the Nine Mile 2 Plant, which has a rated net capability of 1,143 MW, is shared and the operating expenses of the Plant are allocated to the cotenants in the same proportions as the cotenants' respective ownership interests. The Company's share of direct operating expense for the Nine Mile 2 Plant is included in the appropriate expense classifications in the accompanying Consolidated Statement of Income.

      Under the Operating Agreement entered into by the cotenants, Niagara Mohawk acts as operator of the Nine Mile 2 Plant, and all five cotenants share certain policy, budget and managerial oversight functions. The Operating Agreement remains in effect subject to termination on six months' notice.

Radioactive Waste:

      Niagara Mohawk has contracted with the DOE for disposal of high-level radioactive waste (spent fuel) from the Nine Mile 2 Plant. The DOE has forecasted the start of operations of its high-level radioactive waste repository to be no sooner than 2010. The Company has been advised by Niagara Mohawk that the Nine Mile 2 Plant Spent Fuel Storage Pool has a capacity for spent fuel that is adequate until 2012. If DOE schedule slippage should occur, facilities that extend the on-site storage capability for spent fuel at the Nine Mile 2 Plant beyond 2012 would need to be acquired.

Nuclear Plant Decommissioning Costs:

      The Company's 9% share of costs to decommission the Nine Mile 2 Plant is estimated to be approximately $209.6 million ($75.1 million in 1996 dollars) and assumes that decommissioning will begin in the year 2028. This estimate is based upon a site-specific study completed in December 1995.
      In order to assist the Company in meeting this obligation, the Company has increased its annual funding to a qualified external fund from $787,000 to $868,000. This change became retroactively effective for 1995. The total annual amount allowed in rates is $999,000, but the maximum annual tax deduction allowed is $868,000. Currently, the difference between the rate allowance ($999,000) and the amount contributed to the external qualified fund ($868,000) is recorded as an internal reserve ($131,000), and the funds are held by the Company.
      The qualified external decommissioning trust fund at December 31, 1996 and 1995 amounted to $8.1 million and $6.4 million, respectively, including net reinvested earnings to date of $2.3 million. The qualified external decommissioning trust fund is reflected in the Company's Consolidated Balance Sheet in "Investments and Other Assets." At December 31, 1996, the external decommissioning trust fund investments carrying value approximated fair market value. The amount of accumulated decommissioning costs recovered through rates and the net earnings of the external decommissioning trust fund are reflected in accumulated depreciation in the Consolidated Balance Sheet and amount to $9.6 million and $7.9 million at December 31, 1996 and 1995, respectively.

      Reference is made to the caption "New Accounting Standards - Plant Decommissioning" in Note 1 above for details of the proposed changes in accounting for nuclear decommissioning costs.
      The Company believes that if decommissioning costs are higher than currently estimated, such higher costs would be recovered in rates. However, future developments in the utility industry, including the effects of deregulation and increasing competition, could change this conclusion.

NOTE 3 - FEDERAL INCOME TAX

Components of Federal Income Tax:

      The following is a summary of the components of federal income tax as reported in the Consolidated Statement of Income:

                                         1996       1995        1994
                                          (Thousands of Dollars)
Charged to operating expense:
  Federal income tax..........          $18,936    $19,245    $18,190
  Deferred income tax.........           13,764      9,795      9,853
    Income tax charged to
      operating expense.......           32,700     29,040     28,043

Charged (credited) to other
 income and deductions:
  Federal income tax..........           (5,716)  (4,704)      (4,354)
  Deferred income tax.........            4,084      4,351      3,117
    Income tax charged
      (credited) to other
      income and deductions...           (1,632)    (353)      (1,237)
    Total federal income tax..          $31,068    $28,687    $26,806

Reconciliation:

The following is a reconciliation between the amount of federal income tax computed on income before taxes at the statutory rate and the amount reported in the Consolidated Statement of Income:


                                        1996        1995        1994
                                         (Thousands of Dollars)

Net income....................        $56,082      $52,722     $50,929
Federal income tax............         13,220       14,541      13,836
Deferred income tax...........         17,848       14,146      12,970
  Income before taxes.........        $87,150      $81,409     $77,735

Computed tax @ 35%
 statutory rate...............        $30,503      $28,493     $27,207
Increase (decrease) to computed
 tax due to:
  Tax depreciation............        (10,499)     (10,096)     (9,597)
  Deferred finance charges -
   Nine Mile 2 Plant..........         (1,699)      (1,701)     (1,700)
  Deferred gas costs..........         (1,703)       2,286       1,149
  Deferred OPEB expense.......            167         (223)        713
  Pension expense.............         (2,424)      (1,738)     (1,471)
  Alternative minimum tax.....         (2,262)      (2,958)     (1,544)
  Other.......................          1,137          478        (921)
Federal income tax............         13,220       14,541      13,836
Deferred income tax...........         17,848       14,146      12,970
  Total federal income tax....        $31,068      $28,687     $26,806

 Effective tax rate...........          35.6%        35.2%       34.5%

      The following is a summary of the components of accumulated deferred income taxes at December 31, 1996 and 1995, as reported in the Consolidated Balance Sheet:
                                                   1996          1995
                                               (Thousands of Dollars)
Accumulated Deferred Income
  Tax Assets:
 Future tax benefits on
   investment tax credit basis
   difference.....................                $ 15,318    $ 16,073
 Alternative minimum tax..........                   8,398      10,530
 Tax depreciation - Nine Mile 2
   Plant disallowed investment....                    -          3,077
 Unbilled revenues................                   5,654       5,434
 Other............................                  26,891      22,444
Accumulated Deferred Income Tax
 Assets...........................                $ 56,261    $ 57,558

Accumulated Deferred Income
  Tax Liabilities:
 Tax depreciation.................                $176,522    $172,033
 Accumulated deferred investment
   tax credit.....................                  28,448      29,850
 Future revenues - recovery of
   plant basis differences........                  20,321      22,971
 Other............................                  28,296      22,045
Accumulated Deferred Income Tax
 Liabilities......................                $253,587    $246,899

Net Accumulated Deferred Income
 Tax Liability....................                $197,326    $189,341

NOTE 4 - SHORT-TERM BORROWING ARRANGEMENTS

      The Company has in effect a revolving credit agreement with four commercial banks which allows it to borrow up to $50.0 million through October 23, 2001 (Agreement). The Agreement gives the Company the option of borrowing at either the higher of the prime rate or the sum of the federal funds rate plus 1/2%, or three other money market rates if such rates are lower. Compensating balances are not required under the Agreement. In addition, the Company continues to maintain confirmed lines of credit totaling $1.5 million with two regional banks. There were no outstanding loans under the Agreement or the lines of credit at December 31, 1996 or 1995. In order to diversify its sources of short-term financing, the Company has entered into short-term credit facilities agreements with several commercial banks. At December 31, 1996, the Company had outstanding short-term debt of $15.6 million under such facilities with a weighted average interest rate of 5.94%. There was no outstanding short-term debt at December 31, 1995 under such facilities.

      Authorization from the PSC limits the amount the Company may have outstanding, at any time, under all of its short-term borrowing arrangements to $52.0 million in the aggregate.

NOTE 5 - CAPITALIZATION - CAPITAL STOCK

Common Stock, $5 par value; 30,000,000 shares authorized:
Paid-In Capital:
                                        Common Stock              Paid-In
                                     Shares         Amount        Capital
                                   Outstanding      ($000)         ($000)
January 1, 1994                     16,953,147     $84,766       $270,848
 Issued under dividend
  reinvestment plan.........           227,772       1,139          5,104
 Issued under customer stock
  purchase plan.............            57,545         287          1,253
December 31, 1994                   17,238,464      86,192        277,205
 Issued under dividend
  reinvestment plan.........           218,610       1,093          4,897
 Issued under customer stock
  purchase plan.............            38,977         195            879
 Redemption of preferred
  stock.....................             -            -               (39)
December 31, 1995                   17,496,051      87,480        282,942
 Issued under dividend
  reinvestment plan ........            49,023         245          1,278
 Issued under customer stock
  purchase plan ............             9,913          50            245
December 31, 1996                   17,554,987     $87,775       $284,465

Cumulative Preferred Stock, $100 par value; 1,200,000 shares authorized:
                       Final       Redemption        Shares Outstanding
                     Redemption      Price               December 31,
            Series      Date        12/31/96          1996         1995
Not Subject
 to Mandatory
 Redemption:
            4 1/2%                     $107.00       70,300        70,300
            4.75%                       106.75       20,000        20,000
            4.35%                       102.00       60,000        60,000
            4.96%                       101.00       60,000        60,000
            7.72%         (a)           101.00         -          130,000
                                                    210,300       340,300
Subject to
 Mandatory
 Redemption:
            6.20%     10/1/08 (b)                   200,000       200,000
            6.80%     10/1/27 (b)                   150,000       150,000
                                                    350,000       350,000
                     Total                          560,300       690,300

(a) Optionally redeemed January 1, 1996, at a redemption price of $101.00 per share. Costs associated with this redemption were charged directly to retained earnings.
(b)   Cannot be redeemed prior to October 1, 2003.

      Reference is made to the caption "Financing Program" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details on issuances and redemptions of capital stock.
      In May 1996, the Company converted its Automatic Dividend Reinvestment and Stock Purchase Plan and its Customer Stock Purchase Plan from original issue to open market purchase of common shares. Such plans have been superseded as of January 1, 1997 by the Company's Stock Purchase Plan, which is discussed below.
      Expenses incurred on issuance of capital stock are accumulated and reported as a reduction in common stock equity. These expenses are not being amortized, except that, as directed by the PSC, certain issuance and redemption costs and unamortized expenses associated with certain issues of preferred stock that were redeemed have been deferred and are being amortized over the remaining lives of the issues subject to mandatory redemptions.
      By Order, issued and effective December 4, 1996, the PSC has authorized the issuance and sale of certain debt and equity securities of the Company.
      The Order authorizes the Company, through December 31, 1999, to: 1) issue and sell up to $40.0 million of new securities comprised of common stock and/or medium term notes, 2) acquire not more than 2.5 million shares of its issued and outstanding common stock of which the Company plans to repurchase approximately 250,000 shares during 1997, and 3) effective
January 1, 1997, combine its existing Automatic Dividend Reinvestment and Stock Purchase Plan, its Customer Stock Purchase Plan and its Employee Stock Purchase Plan into a single plan.
Such Plan may operate as an original issue or open market purchase plan.

NOTE 6 - CAPITALIZATION - LONG-TERM DEBT

  Details of long-term debt are shown below:

                                                        December 31,
                                                     1996         1995
                                                (Thousands of Dollars)
      Series         Maturity Date

First Mortgage Bonds (Net of Sinking Fund Requirements):

 6.10% (a)           April 28, 2000                   $10,000   $10,000
 7.70% (a)           June 12, 2000                     25,000    25,000
 8 3/4%(b)           May 1, 2001                         -       30,000
 7.97% (a)           June 11, 2003                      8,000     8,000
 7.97% (a)           June 13, 2003                      8,000     8,000
 6.46% (a)           August 11, 2003                   10,000    10,000
 6 1/4%(c)           June 1, 2007                       4,415     4,500
 9 1/4%              May 1, 2021                       70,000    70,000
 8.12% (a)           August 29, 2022                   10,000    10,000
 8.14% (a)           August 29, 2022                   10,000    10,000
 8.375%(c)           December 1, 2028                  16,700    16,700
                                                      172,115   202,200

Promissory Notes:

1984 Series A (7 3/8%)(d)    Oct. 1, 2014              16,700    16,700
1984 Series B (7 3/8%)(d)    Oct. 1, 2014              16,700    16,700
1985 Series A (Var. rate)(d) Nov. 1, 2020              36,250    36,250
1985 Series B (Var. rate)(d) Nov. 1, 2020              36,000    36,000
1987 Series A (Var. rate)(d) June 1, 2027              33,700    33,700
1987 Series B (Var. rate)(d) June 1, 2027               9,900     9,900
 5.38% (a)                   Jan. 15, 1999             20,000    20,000
 7.85% (a)                   July 2, 2004              15,000    15,000
                                                      184,250   184,250

Secured Notes Payable of Subsidiary                     6,299     3,688
Unamortized Discount on Debt                             (624)    (893)
               Total long-term debt                  $362,040  $389,245

(a)  Issued under the Company's Medium Term Note Program.
(b) Optionally redeemed May 1, 1996 at a redemption price of 102.07% of principle amount.
(c) First Mortgage Bonds issued in connection with the sale by the New York State Energy Research and Development Authority (NYSERDA) of tax-exempt pollution control revenue bonds.
(d) Promissory Notes issued in connection with the sale by NYSERDA of tax-exempt pollution control revenue bonds.

     Medium Term Notes:  By Order, issued and effective December
4, 1996, the PSC authorized the Company to issue and sell not later than December 31, 1999, a combination of new debt securities and/or common stock totaling not more than $40.0 million in the aggregate.

     NYSERDA: The NYSERDA Pollution Control Revenue Bonds issued in 1985 (Series A and B) and 1987 (Series A and B) (collectively, the "1985 and 1987 NYSERDA Bonds") are variable rate obligations subject to weekly repricing and investor tender. The Company has the right, exercisable independently with respect to each series of the 1985 and 1987 NYSERDA Bonds, to convert the Bonds of each such series to a fixed rate for the remainder of their term. In its rate orders, the PSC has authorized deferred accounting for the interest costs on the Company's 1985 and 1987 Series A and B Promissory Notes which were issued in connection with the sale of the 1985 and 1987 NYSERDA Bonds. The authorization provides for full recovery of the variance between that portion of the actual interest costs supporting utility operations and the interest costs allowed in rates. The percent of interest costs supporting utility operations represents approximately 95% of the total costs. The deferred balances under such accounting were $2.4 million and $1.3 million at December 31, 1996 and 1995, respectively, and were included in "Regulatory Assets" in the Consolidated Balance Sheet. Such deferred balances are to be addressed in future rate cases. By Order, issued and effective December 4, 1996, the PSC authorized the Company to issue up to $132.55 million of tax-exempt NYSERDA Pollution Control Revenue Bonds for refunding purposes or for the purpose of refinancing, if economical, a like amount of such bonds presently outstanding.

     Letters of Credit: The Company has in place irrevocable letters of credit which support certain payments required to be made on the 1985 and 1987 NYSERDA Bonds. Such letters of credit expire in 1999. The Company anticipates being able to extend such letters of credit if the interest rate on the related series of such bonds is not converted to a fixed interest rate. If the Company were unable to extend the letter of credit that is related to a particular series of such bonds, that series would have to be redeemed unless a fixed rate of interest became effective. Payments made under the letters of credit in connection with purchases of tendered 1985 and 1987 NYSERDA Bonds are repaid with the proceeds from the remarketing of such Bonds. To the extent the proceeds are not sufficient, the Company would be required to reimburse the bank that issued the letter of credit for the amount of any resulting draw under the letter of credit by the expiration date of the letter of credit. The letter of credit expiration date for the letters of credit supporting the 1985 NYSERDA Bonds is November 16, 1999, and the letter of credit expiration date for the letters of credit supporting the 1987 NYSERDA Bonds is September 16, 1999. By Order, issued and effective December 4, 1996, the PSC authorized the Company to replace its current letters of credit with an alternate credit assurance mechanism.

     Interest Rate Cap: By Order, issued and effective December 4, 1996, the PSC authorized the Company to employ interest rate caps, collars and floors to manage interest rate risk associated with its variable rate 1985 and 1987 NYSERDA Bonds and to recognize the associated costs as interest expense for rate-making purposes. The Company entered into a three-year interest rate cap agreement with a bank to manage exposure to upward changes in interest rates on the 1985 and 1987 NYSERDA Bonds. Under this agreement, in the event a nationally recognized tax-exempt bond interest rate index exceeds 8%, the Company will receive a payment from such bank equal to the amount by which the actual interest costs on such bonds exceeds 8% per annum. This agreement has the effect of limiting the interest rate the Company must pay on such bonds (on a $115.9 million notional amount) to the lesser of their actual rate or 8% per annum. In the event such bank failed to make any required payment under such interest rate cap agreement, the Company's exposure would be limited to a maximum interest rate of 15% per annum under the terms of such bonds.

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

     Subsidiary Debt: Secured notes payable of a subsidiary of the Company consist of term loans to finance the installation of energy conservation equipment at various host facilities, located primarily in the Northeastern United States. The majority of such loans accrue interest at the prime lending rate. Such loans are secured principally by contractual rights to payments from third parties and, in certain instances, security interests in project assets.

NOTE 7 - POSTEMPLOYMENT BENEFITS

Retirement Income Plan:

     The Company has a non-contributory retirement income plan (Retirement Plan) covering substantially all of its employees.
The Retirement Plan provides pension benefits that are based on the employee's compensation and years of service.  It has been the Company's practice to provide periodic updates to the benefit formula stated in the Retirement Plan.
     The Company's funding policy is to make annual contributions equal to the amount of net periodic pension cost, but not in excess of the maximum allowable tax-deductible contribution under the federal income tax law nor less than the minimum requirement under the Employee Retirement Income Security Act of 1974.
     The favorable return on plan assets has resulted in net
periodic pension income of which 25% was allocated to capital projects in 1996 and 27% in 1995 and 1994.  This allocation
follows the payroll distribution.
     Net periodic pension income for 1996, 1995 and 1994 include the following components:
                                      1996         1995         1994
                                        (Thousands of Dollars)
Service cost - benefits earned
 during the period...........       $  4,556     $  3,877     $  5,876
Interest cost on projected
 benefit obligation..........         14,594       14,449       13,256
Actual return on Retirement
 Plan assets.................        (30,772)     (38,849)      (6,947)
Net amortization and deferral          1,872        9,896      (14,213)
   Net periodic pension
    (income) ................       $ (9,750)    $(10,627)    $ (2,028)

      The net periodic pension income for 1996, 1995 and 1994 was determined using a weighted average discount rate of 7.5%, 8.5% and 6.25%, respectively, and a rate of increase in future compensation levels of 4.5% for 1996 and 5.5% for 1995 and 1994. The expected long-term rate of return on Retirement Plan assets used in determining the net periodic pension income was 9.5%, 10.5%, and 8.5% for 1996, 1995, and 1994, respectively.

     The following table sets forth the Retirement Plan's funded status at October 1, 1996 and 1995 and amounts recognized in the
Company's Consolidated Balance Sheet at December 31, 1996 and
1995:
                                                   1996          1995
                                                 (Thousands of Dollars)
Actuarial present value of benefit
 obligations:
 Accumulated benefit obligation,
  including vested benefits
  of $173,424 and $170,039.............          $176,631     $173,281

Projected benefit obligation for
 service rendered to date..............          $199,416     $196,038
Retirement Plan assets at market value.           268,615      250,246
Excess of Retirement Plan assets over
 projected benefit obligation..........            69,199       54,208
Unrecognized net gain..................           (58,464)     (52,846)
Prior service cost not yet recognized
 in net periodic pension cost..........             3,273        3,531
Unrecognized net asset being amortized
 over 15 years.........................            (3,336)      (3,971)
Prefunded Pension Cost recognized in the
 Consolidated Balance Sheet............          $ 10,672     $    922


      Retirement Plan assets consist primarily of equities, real estate and fixed income securities. The Retirement Plan is deemed to be fully funded for federal income tax purposes, therefore, the Company did not make any contributions to the Retirement Plan during 1996 or 1995.
      The actuarial present value of projected benefit obligations for October 1, 1996 and 1995 was determined using a weighted average discount rate of 7.75% and 7.5%, respectively, and an assumed rate of increase in compensation of 4.5% for 1996 and 1995.
      Pursuant to the PSC Statement of Policy and Order Concerning the Accounting and Rate-making Treatment for Pensions and Postretirement Benefits Other than Pensions (OPEB), issued September 7, 1993 (Pension and OPEB Order), effective January 1, 1993 the Company began amortizing each year's experienced gain or loss over ten years.
      Pursuant to the Pension and OPEB Order, deferred accounting has been granted by the PSC for any variation (above or below) between actual costs of the Company's pension plans and those costs allowed for rate-making purposes. Such amounts are included in regulatory liabilities in the Consolidated Balance Sheet.

Other Postretirement Benefits:

       The Company provides certain health care and life insurance benefits for retired employees through its postretirement benefit plan (Benefit Plan). Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. These and similar benefits for active employees are provided through insurance companies whose premiums are based on the benefits paid during the year. In order to recover a portion of the costs of these benefits, the Company requires employees who retire on or after October 1, 1994 to contribute toward the cost of such benefits.
      Net periodic postretirement benefit cost for 1996, 1995 and 1994 includes the following components:

                                              1996        1995        1994
                                                (Thousands of Dollars)
  Service cost - benefits
   attributed to the period.......          $ 1,875     $ 1,384     $ 2,392
  Interest cost on accumulated
   postretirement benefit
   obligation.....................            5,149       4,613       4,654
  Actual return on Benefit Plan
   assets.........................           (1,335)       (875)       (426)
  Amortization of Transition
   Obligation.....................            3,114       3,114       3,114
  Net amortization and deferral...             (784)     (1,837)        928
  Net periodic postretirement
   benefit cost...................          $ 8,019     $ 6,399     $10,662



     The Company is amortizing the unfunded accumulated postretirement benefit obligation (Transition Obligation) at January 1, 1993 over a 20-year period.
     The net periodic postretirement benefit cost of the Benefit Plan for 1996, 1995 and 1994 was determined using a weighted average discount rate of 7.5%, 8.5% and 6.25%, respectively, and a rate of increase in future compensation levels of 4.5% for 1996 and 5.5% for 1995 and 1994. The expected long-term rate of return of Benefit Plan assets used in determining the net periodic postretirement benefit cost was 6.6% for 1996, 6.7% for 1995 and 6.6% for 1994.

     The Benefit Plan's funded status reconciled with the Company's Consolidated Balance Sheet is as follows:

                                                    December 31,
                                               1996               1995
                                               (Thousands of Dollars)
  Accumulated postretirement
   benefit obligation:
    Retirees......................           $(33,427)           $(31,899)
    Fully eligible employees......             (4,632)             (4,706)
    Other employees...............            (33,422)            (31,495)
                                              (71,481)            (68,100)
  Benefit Plan assets at fair
   value..........................             31,402              22,899

  Excess of accumulated post-
   retirement benefit obligation
   over Benefit Plan assets.......            (40,079)            (45,201)
  Unrecognized net gain...........            (11,419)             (8,922)

  Prior service cost not yet
   recognized in net periodic
   postretirement benefit cost....               (149)               (160)

  Unrecognized Transition
   Obligation.....................             49,807              52,921

  Postretirement benefit liability
   recognized in the
   Consolidated Balance Sheet.....           $ (1,840)           $ (1,362)

     The accumulated postretirement benefit obligation under the Benefit Plan at December 31, 1996 and 1995 was determined using a weighted average discount rate of 7.75% and 7.5%, respectively and a rate of increase in future compensation levels of 4.5% for both 1996 and 1995, respectively. The expected long-term rate of return of Benefit Plan assets used in determining the periodic postretirement benefit cost was 6.6% for 1996 and 6.7% for 1995.
     The assumed health care cost trend is 11% in the early years and trends down to an ultimate rate of 5.5% by the year 2010. A 1% increase in health care cost trend rate assumptions would produce an increase in the accumulated postretirements benefit obligation at December 31, 1996 and 1995 of $9.4 and $8.9 million, respectively, and an increase in the aggregate service and interest cost of the net periodic postretirement benefit cost of $1 million and $873,000 for 1996 and 1995, respectively.
     The Company has established a qualified funding vehicle for such retirement benefits for collective bargaining employees and a similar vehicle for management employees in the form of qualified Voluntary Employee Beneficiary Association (VEBA) trusts. The Company funded the VEBA trusts in 1996, 1995 and 1994 with tax-deductible contributions totaling $7.4 million, $7.2 million and $8.3 million, respectively. The VEBA trusts consists primarily of equities and fixed income securities.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Construction Program:

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding the Company's construction program for the five-year period 1997-2001.

Roseton Plant:

     The Company is acting as agent for the cotenant owners with respect to operation of the Roseton Plant. Generally, the owners share the costs and expenses of the operation of the Roseton Plant in accordance with their respective ownership interests. The Company's share of direct operating expense for the Roseton Plant is included in the appropriate expense classification in the accompanying Consolidated Statement of Income.
     The Company, under a 1968 Agreement (Basic Agreement), has the option to purchase the interests of Niagara Mohawk (25%) and of Consolidated Edison Company of New York, Inc. (Con Edison) (40%) in the Roseton Plant in December 2004. The exercise of this option is subject to PSC approval.
     On March 30, 1994, Niagara Mohawk and the Company entered into a Letter of Understanding which, among other things, provides for:
     (1) consideration by the Company, Niagara Mohawk and Con Edison for staggering the operation of the two units of the Roseton Plant in order to take advantage of current market costs for energy and capacity; and
     (2) during the period May 1997 through April 2004, the Company may from time to time issue requests for proposals to purchase energy and capacity on the open market. Niagara Mohawk, among others, will be requested by the Company to bid on these future purchases.
     (3) Subject to regulatory approval, Niagara Mohawk and the Company may enter into agreements, which would cover (i) the purchase by the Company of the following electric capacity and associated energy from Niagara Mohawk if needed: 15 MW each year, subject to a reservation charge, commencing in 1998 through 2004, up to a total of 75 MW, and up to an additional 150 MW in the period 2001 through 2004 not subject to a reservation charge;
(ii) the option of Niagara Mohawk to bid competitively for the Company's long-term purchases of capacity and energy during the period May 1997 through April 2004 as indicated in Item (2) and

(iii) a revision in the Company's 1968 option to purchase Niagara Mohawk's 25% interest in the Roseton Plant in 2004 which would give Niagara Mohawk an option to retain said 25% interest. The Company and Niagara Mohawk have not yet entered into any such agreements.
     Entering into the agreements contemplated by the Letter of Understanding will result in capital and operating and maintenance cost savings. The Company's option to buy Con Edison's interest in the Roseton Plant is not affected by the Letter of Understanding.

Nuclear Liability and Insurance:

     The Price-Anderson Act is a federal law which limits the public liability which can be imposed with respect to a nuclear incident at a licensed nuclear electric generating facility.
Such Act also provides for assessment of owners of all licensed nuclear units in the United States for losses in excess of certain limits due to a nuclear incident at any such licensed unit. Under the provisions of the Price-Anderson Act, the Company's potential assessment (based on its 9% ownership interest in the Nine Mile 2 Plant and assuming that the other Nine Mile 2 Plant cotenants were to contribute their proportionate shares of the potential assessments) would be $6.8 million (subject to adjustment for inflation) and the Company could be assessed $339,800 (subject to adjustment for inflation) in respect to an additional surcharge, but would be limited to a maximum assessment of $900,000 in any year with respect to any nuclear incident. The public liability insurance coverage of $200 million required under the Price-Anderson Act for the Nine Mile 2 Plant is provided through Niagara Mohawk.
     The Company also carries insurance to cover the additional costs of replacement power (under a Business Interruption and/or Extra Expense Insurance Policy) incurred by the Company in the event of a prolonged accidental outage of the Nine Mile 2 Plant. This insurance arrangement provides for payments of up to $233,200 per week if the Nine Mile 2 Plant experiences a continuous accidental outage which extends beyond 21 weeks. Such payments will continue for 52 weeks after expiration of the 21-week deductible period, and thereafter the insurer shall pay 80% of the weekly indemnity for a second and third 52-week period. Subject to certain limitations, the Company may request prepayment, in a lump sum amount, of the insurance payments which would otherwise be paid to it with respect to said third 52-week period, calculated on a net present value basis.
     The Company is insured as to its respective interest in the Nine Mile 2 Plant under property damage insurance provided through Niagara Mohawk. The insurance coverage provides $500 million of primary property damage coverage for Units 1 and 2 of the Nine Mile Point Nuclear Station and $2.25 billion of excess property damage coverage for the Nine Mile 2 Plant. Such insurance covers decontamination costs, debris removal and repair and/or replacement of property.
     The Company intends to maintain, or cause to be maintained, insurance against such risks at the Nine Mile 2 Plant, provided such coverage can be obtained at an acceptable cost.

Natural Gas Supply:

     The Company presently has in place five firm contracts (Contracts) for the supply of an aggregate of 10,497,708 Mcf. of natural gas, all of which are with third-party gas suppliers (Suppliers). Under the Contracts, the Suppliers deliver the gas to interstate pipeline companies (Pipelines) and the Pipelines deliver the gas to the Company's gas transmission system under separate firm transportation contracts which the Company has in place with such Pipelines. With the exception of 20,000 Mcf. per day of gas purchased from Canadian sources under contracts which expire in January 2012, or approximately 30% of total gas purchases, all of the above gas supply contracts will terminate in 1997 after the 1996-1997 winter heating season and will be replaced before the next winter heating season.
     The Company has in aggregate, gas storage capability of 39,604 Mcf. per day under long-term contracts. The Company has a firm gas peaking service, under contract, for the supply of 9,804 Mcf. per day for 15 days during the period November 1-March 31. This contract became effective November 1, 1995 and will remain in effect through March 31, 1998.
     In addition to the above, the Company has an option for the supply of up to 100,000 Mcf. per day of gas during April through October of each year for use as boiler gas at the Roseton Plant. The Company is in the process of discussing option modifications that allow for greater market flexibility.
     In 1992, FERC issued its final rule (Order 636) regarding the unbundling of natural gas supply services from transportation and storage services. These changes require the Company to pay a share of certain transition costs incurred by the Pipelines as a result of Order 636.
     The Company has been billed $4.3 million of transition costs through December 31, 1996 by the Pipelines. The Public Service Commission Order issued December 20, 1994 in Case 93-G-0932 allows New York State Utilities to collect transition costs from firm sales and firm transportation customers. As a result of the PSC's Order, the Company collects all transition costs incurred which are applicable to the firm residential, commercial and industrial customers through the gas adjustment clause and collects the transition costs applicable to the firm transportation customers through a surcharge factor billed directly to the firm transportation customers. The aggregate amount of transition costs which will be incurred and collected by the Company will depend on the outcome of FERC proceedings. The Company projects that the aggregate amount of transition costs could reach $6.0 million over the next several years. The Company expects to continue to recover such costs through its gas cost adjustment clause.

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

     Clean Air Act Amendments: The Clean Air Act Amendments of 1990 (CAA Amendments) added several new programs which address attainment and maintenance of national ambient air quality standards. These include control of emissions from fossil-fueled electric power plants that affect "acid rain" and ozone.
     The Phase II "acid rain" emissions reduction requirements do not apply to the Company's generating plants until January 1, 2000; however, the Company has elected to have the Roseton Plant covered under the Phase I acid rain regulation 40 CFR Part 72 which went into effect in 1995. More specifically, the Roseton Plant has been conditionally identified as a substitute for a Phase I plant. Such a substitution, if implemented by the Company, would result in additional emissions allowances for the Roseton Plant. Emission allowances that are not needed for current year emissions may be held for use in future years or sold. Allowances currently held by the Company have a present market value of approximately $1.8 million. A decision by the Company to implement a substitution plan must be made each year by December 1. The Company has made such election in December 1996 and 1995.
     The Company's emissions of nitrogen oxides were subject to additional controls effective May 31, 1995 under Title I of the CAA Amendments. The Company has installed appropriate controls in compliance with this requirement. The Northeast Ozone Transport Commission, of which New York State is a member, has agreed that additional reductions of nitrogen oxides emissions will be required in 1999 and, possibly, in the year 2003.
Because regulations have not yet been promulgated by New York State to implement this agreement, the specific reductions required at the Company's facilities have not been determined.
     The Company expects that it will have adequate financial resources to comply with the requirements of the CAA Amendments.

     Former Manufactured Gas Plant Facilities: In May 1995, the City of Newburgh, New York (City) filed suit against the Company in the United States District Court for the Southern District of New York. The City alleges that the Company has released certain allegedly hazardous substances without a permit from the site of the Company's former coal gasification plant (Central Hudson
Site) in Newburgh, New York into the ground at the Central Hudson Site and into adjacent and nearby property of the city, in violation of the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the federal Resource Conservation and Recovery Act (RCRA) and the federal Emergency Planning and Community Right to Know Act (EPCRA). The City also alleges a number of nuisance, trespass, damage and indemnification claims pursuant to New York State law.
     The City seeks injunctive relief against such alleged disposal, storage or release of hazardous substances at the Central Hudson Site, remediation and abatement of the conditions alleged to lead to endangerment of the City's property, payment of restitution of clean-up costs and money damages of at least $70 million, assessment of certain civil penalties under RCRA, CERCLA and EPCRA, and recovery of the City's costs and attorneys' fees in such action.
     In its answer to the City's complaint, the Company denied liability and asserted affirmative defenses and counterclaims against the City. The Company also filed a third-party complaint against "John Doe" defendants whose identities are presently unknown but who may be responsible for some or all of the contamination that is alleged to exist on the City's property.
     In October 1995, the Company and the New York State Department of Environmental Conservation (NYSDEC) entered into an Order on Consent regarding the development and implementation of an investigation and remediation program for the Central Hudson Site and the City's adjacent and nearby property. Following approval of the workscope of the investigation and remediation program in June 1996, studies were initiated in July 1996 in fulfillment of the Company's obligation under the Order of Consent. Preliminary results of these studies indicate the presence of tar-like substance in portions of the study area, which may be related to the manufacture of gas by the Company and a predecessor of the Company; however, these studies are not expected to be completed until early 1998. Inasmuch as the Company and the City have been unsuccessful in reaching a settlement agreement, a schedule of proceedings has been approved by the District Court. Such schedule calls for exchange of documents and deposition of witnesses beginning in December 1996 and continuing into 1997.

     At this time, the Company can make no prediction as to the outcome of this matter, nor can it make reasonable estimates of the cost of the activities required under the Order on Consent. However, the Company has put its insurance carriers on notice and intends to pursue reimbursement from them. The Company cannot predict the extent of reimbursement that will be available from its carriers at this time.
     By letter dated September 22, 1995, the Company petitioned the PSC for authorization to defer costs related to this matter, including legal defense costs, but excluding the Company's labor, related to environmental site investigation and remediation actions that were incurred by the Company in 1995 and thereafter in connection with this matter. These future expenses are not reasonably estimable by the Company at this time. The Company has deferred costs expended to date that it expects to be recovered in future rates. The cumulative deferred costs for 1996 and 1995 amounted to $1.4 million and $719,700, respectively, and were included in "Deferred Charges-Other" in the Consolidated Balance Sheet.

Asbestos Litigation:

     Since 1987, the Company, along with many other parties, has been joined as a defendant or third-party defendant in 1,014 asbestos lawsuits commenced in New York State and federal courts. The plaintiffs in these lawsuits have each sought millions of dollars in compensatory and punitive damages from all defendants. The cases were brought by or on behalf of individuals who have allegedly suffered injury from exposure to asbestos, including exposure which allegedly occurred at Company facilities.
     As of December 31, 1996, of the 1,014 cases that had been brought against the Company, 738 remained pending against the Company. The 276 cases that were no longer pending against the Company as of December 31, 1996 were resolved as follows: (1) the Company negotiated voluntary dismissals in 45 cases and won summary judgement dismissals in 9 cases; (2) 116 third-party claims were extinguished with respect to the Company when the third-party plaintiff, Owens-Corning Fiberglas settled the cases with the plaintiffs; and (3) the Company settled 106 cases. Although the Company is presently unable to assess the validity of the remaining asbestos lawsuits, and accordingly cannot determine the ultimate liability relating to these cases, based on information known to the Company at this time, including its experience in settling asbestos cases and in obtaining dismissals of asbestos cases, the Company believes that the cost to be incurred in connection with the remaining lawsuits will not have a material adverse effect on the Company's financial position.

     The Company is insured under successive comprehensive general liability policies issued by a number of insurers, has put such insurers on notice of the asbestos lawsuits and has demanded reimbursement for its defense costs and liability.

Tax Matters:

     Assessments: The Internal Revenue Service (IRS) has completed its examination of the Company's federal income tax returns for 1987 and 1988. The IRS Agents' Report proposed significant adjustments related to the tax in-service date of the Nine Mile Point 2 Plant and various other items. In May 1994, the Company filed a Protest with the Appeals Office of the IRS. The IRS Appeals Office subsequently requested Technical Advice from the National Office of IRS with regard to the tax in-service date. In May 1996, the IRS National Office issued a Technical Advice Memorandum (TAM), in which the matter was resolved in favor of the Nine Mile Point 2 Plant cotenants. As a result of the TAM, and a subsequent agreement between the Company and the Appeals Office of the IRS on most other matters, the Company believes it has no further tax liabilities for those years, and in fact, the Company expects to receive a refund in 1997.
Receipt of the refund is contingent upon review by the Joint Committee on Taxation of the United States Congress.

Rental Expenses and Lease Commitments:

     The Company has lease commitments expiring at various dates, principally for real property and data processing equipment.
None of these leases involves any major facilities, any material noncancelable rental commitments or capital leases.

Purchased Power Commitments:

     Under federal and New York State laws and regulations, the Company is required to purchase the electrical output of unregulated cogeneration facilities (IPPs) which meet certain criteria for Qualifying Facilities, as such term is defined in the appropriate legislation. Purchases are made under long-term contracts which require payment at rates higher than what can be purchased on the wholesale market. These costs are currently fully recoverable through the Company's electric fuel adjustment clause. IPPs with which the Company has contracts represent 4.5% of the Company's energy purchases in 1996.

Other Matters:

     The Company is involved in various other legal and administrative proceedings incidental to its business which are in various stages. While these matters collectively involve substantial amounts, it is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's financial position or results of operations.
     Included in such proceedings are lawsuits against the Company arising from a November 1992 explosion in a dwelling in Catskill, New York. These lawsuits include: one alleging personal injuries, including the death of an occupant, and property damage and seeking recovery of an unspecified amount of compensatory and punitive damages; and one alleging personal injuries and property damage and seeking compensatory and punitive damages in the sum of $4.0 million.
     The PSC, by Order issued and effective January 7, 1994, approved an Agreement which provides for a program for evaluating and replacing cast iron and unprotected steel pipeline facilities, and for an investment in four permanent employee training centers. The Company's shareholders contributed $1.0 million in 1995 and $500,000 in 1994 toward the costs of such training centers and replacement program. No shareholder contribution was required in 1996, however, under such Agreement the Company's shareholders may be required to contribute in 1997 from zero to $500,000 toward the cost of such pipeline replacement program, depending on the Company's completion of certain tasks by specified dates. The Company believes these tasks have been completed by the specified dates and, therefore, the Company's shareholders should have no further contribution obligations under such Agreement.
     In addition to the above, on February 12, 1994, a fire and an explosion destroyed a residence in the Village of Wappingers Falls, New York, in the Company's service territory. A short time later, a second explosion and fire destroyed a nearby commercial facility. Lawsuits have been commenced against the Company arising out of the Wappingers Falls incident including: one alleging property damage and seeking recovery of compensatory and punitive damages in the sum of $1.0 million; and one alleging property damage and seeking recovery of $250,000 in compensatory damages; and one alleging personal injuries and property damage and seeking an unspecified amount of damages against the Company.
     The Company is investigating the above claims and presently has insufficient information on which to predict their outcome. The Company believes that it has adequate insurance to cover any compensatory damages that might be awarded. The Company's insurance, however, does not extend to punitive damages which, if awarded, could have a material adverse effect on the Company's financial position.

NOTE 9 - DEPARTMENTAL INFORMATION

     The Company is engaged in the electric and natural gas utility businesses and serves the Mid-Hudson Valley region of New York State. Total revenues and operating income before income taxes (expressed as percentages), derived from electric and gas operations for each of the last three years, were as follows:

                        Percent of              Percent of Operating
                      Total Revenues         Income Before Income Taxes

                    Electric       Gas           Electric        Gas
1996                   81%         19%              88%          12%
1995                   80%         20%              90%          10%
1994                   80%         20%              89%          11%

     For the year ended December 31, 1996, the Company served an average of 263,781 electric and 60,523 gas customers. Of the Company's total electric revenues during that period, approximately 44% was derived from residential customers, 31% from commercial customers, 18% from industrial customers and 7% from other utilities and miscellaneous sources. Of the Company's total gas revenues during that period, approximately 45% was derived from residential customers, 33% from commercial customers, 4% from industrial customers, 9% from interruptible customers and 9% from miscellaneous sources (including revenues from transportation of customer-owned gas).
     The Company's largest customer is International Business Machines Corporation (IBM), which accounted for approximately 10% of the Company's total electric revenues and approximately 4% of its total gas revenues for the year ended December 31, 1996. Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding IBM.
     Certain additional information regarding these segments is set forth in the following table. General corporate expenses, property common to both segments and depreciation of such common property have been allocated to the segments in accordance with practice established for regulatory purposes.

                                                      Electric
                                             1996        1995       1994
                                               (Thousands of Dollars)
Operating Revenues................         $418,761   $409,445    $411,082
Operating Expenses:
 Fuel and purchased electricity...          114,397    113,263     111,984
 Depreciation and amortization....           38,401     37,503      36,597
 Other, excluding income tax......          170,498    168,313     172,057
    Total.........................          323,296    319,079     320,638

Operating Income before Income Tax           95,465     90,366      90,444
Federal income tax, including
 deferred income tax - net........           28,592     26,632      25,334
Operating Income..................         $ 66,873   $ 63,734    $ 65,110

Construction Expenditures.........         $ 43,359   $ 41,195    $ 49,316

Identifiable Assets at December 31*
 Net utility plant................          784,582   $784,345    $776,169
 Construction work in progress....           39,346     38,978      46,879
   Total utility plant............          823,928    823,323     823,048
 Materials and supplies...........           22,668     23,167      27,080
   Total..........................         $846,596   $846,490    $850,128

                                                         Gas
                                             1996        1995       1994
                                               (Thousands of Dollars)
Operating Revenues................         $ 95,210   $102,770    $104,586
Operating Expenses:
 Purchased natural gas............           50,636     62,339      60,588
 Depreciation and amortization....            4,179      3,964       3,783
 Other, excluding income tax......           27,331     26,899      29,483
    Total.........................           82,146     93,202      93,854

Operating Income before Income Tax           13,064      9,568      10,732
Federal income tax, including
 deferred income tax - net........            4,108      2,408       2,709
Operating Income..................         $  8,956   $  7,160    $  8,023

Construction Expenditures.........         $  6,501   $  9,074    $  8,729

Identifiable Assets at December 31*
 Net utility plant................         $106,348   $103,979    $ 96,652
 Construction work in progress....            9,353      9,792      11,373
   Total utility plant............          115,701    113,771     108,025
 Materials and supplies...........            5,427      4,423       6,309
   Total..........................         $121,128   $118,194    $114,334

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

Notes Payable:

     The carrying amount approximates fair value because of the short maturity of those instruments.
     The estimated fair values of the Company's financial instruments are as follows:

                                                   December 31, 1996
                                                Carrying           Fair
                                                 Amount            Value
                                                (Thousands of Dollars)

Cumulative preferred stock subject
  to mandatory redemption.............          $(35,000)        $ (33,950)
Long-term debt (including
  current maturities).................          (363,402)         (355,002)

                                                   December 31, 1995
                                                Carrying           Fair
                                                 Amount            Value
                                                (Thousands of Dollars)

Cumulative preferred stock subject
  to mandatory redemption.............          $(35,000)        $ (34,875)
 Long-term debt (including
  current maturities).................          (390,822)         (411,299)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     Selected financial data for each quarterly period within 1996 and 1995 are presented below:

                                                                                  Earnings Per
                                                                   Income           Average
                                                                  Available         Share of
                                                                     for             Common
                               Operating        Operating          Common            Stock
                               Revenues          Income             Stock         Outstanding
                                       (Thousands of Dollars)                      (Dollars)
Quarter Ended:

       1996
  March 31............         $153,846          $27,092          $21,014           $1.20
  June 30.............          116,994           16,366           10,195             .58
  September 30........          117,684           18,000           12,857             .73
  December 31.........          125,447           14,371            8,407             .48


       1995
  March 31............         $144,686          $24,204          $18,273           $1.06
  June 30.............          118,618           14,731            9,574             .55
  September 30........          127,547           18,817           12,260             .70
  December 31.........          121,364           13,142            7,543             .43






                                                    -73-
